As filed with the Securities and Exchange Commission on October 21, 2010

Registration No. 333-168792

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

GEVO, INC.

(Exact name of Registrant as specified in its charter)

Delaware	8731	87-0747704
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

345 Inverness Drive South, Building C, Suite 310, Englewood, CO 80112

(303) 858-8358

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Patrick R. Gruber, Ph.D.

Chief Executive Officer

Gevo, Inc.

345 Inverness Drive South, Building C, Suite 310

Englewood, CO 80112

(303) 858-8358

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Deyan Spiridonov Teri O’Brien Paul, Hastings, Janofsky & Walker LLP 4747 Executive Drive 12th Floor San Diego, CA 92121 Telephone: (858) 458-3000 Facsimile: (858) 458-3005	David J. Goldschmidt Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, NY 10036 Telephone: (212) 735-3000 Facsimile: (212) 735-2000

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer (Do not check if a smaller reporting company) ☒	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common Stock, $0.01 par value	$150,000,000	$10,695

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933. Includes the offering price of additional shares that the underwriters have the option to purchase.
(2)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	Subject to Completion	October 21, 2010

                     Shares

Common Stock

This is the initial public offering of our common stock. No public market currently exists for our common stock. We are offering all of the                      shares of common stock offered by this prospectus. We expect the public offering price to be between $                     and $                     per share.

We have applied to list our common stock on The Nasdaq Global Market, under the symbol “GEVO.”

Investing in our common stock involves a high degree of risk. Before buying any shares, you should carefully read the discussion of material risks of investing in our common stock in “Risk factors” beginning on page 15 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$

The underwriters may also purchase up to an additional                      shares of our common stock at the public offering price, less the underwriting discounts and commissions payable by us, to cover over-allotments, if any, within 30 days from the date of this prospectus. If the underwriters exercise this option in full, the total underwriting discounts and commissions will be $                     and our total proceeds, before expenses, will be $                    .

The underwriters are offering the common stock as set forth under “Underwriting.” Delivery of the shares will be made on or about                     , 2010.

UBS Investment Bank	Goldman, Sachs & Co.

Piper Jaffray

You should rely only on the information contained in this prospectus. We and the underwriters have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date on the front cover of this prospectus, or such other dates as are stated in this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

Conventions that apply to this prospectus

Unless the context otherwise requires, in this prospectus:

➢	“the company,” “we,” “us” and “our” refer to Gevo, Inc. and its subsidiaries, as the context requires;

➢	“MGPY” refers to million gallons per year;

➢	“BGPY” refers to billion gallons per year;

➢	“SRI” refers to SRI Consulting, a division of Access Intelligence, LLC;

➢	“CMAI” refers to Chemical Market Associates, Inc.;

➢	“EIA” refers to the US Energy Information Association;

➢	“IEA” refers to the International Energy Agency;

➢	“RFA” refers to the Renewable Fuels Association;

➢	“Nexant” refers to Nexant, Inc.; and

➢	“CDTECH” refers to Catalytic Distillation Technologies.

Certain market data presented in this prospectus has been derived from data included in various biofuels industry publications, surveys and forecasts, including those generated by SRI, CMAI, the EIA, the IEA, the RFA and Nexant. Certain target market sizes presented in this prospectus have been calculated by us (as further described below) based on such data. We have assumed the correctness and truthfulness of such data, including projections and estimates, when we use them in this prospectus. You should read our cautionary statement in the section entitled “Forward-Looking Statements.”

With respect to calculation of product market volumes:

➢

product market volumes are provided solely to show the magnitude of the potential markets for isobutanol and the products derived from it. They are not intended to be projections of our actual isobutanol production or sales;

➢	product market volume calculations are based on data available for the year 2007 (the most current data available from SRI); and

➢

volume data with respect to target market sizes is derived from data included in various industry publications, surveys and forecasts generated by SRI, CMAI, the EIA, the IEA and Nexant. We have converted these sizes into volumes of isobutanol as follows:

¡	we calculate the size of the market for isobutanol as a gasoline blendstock and oxygenate by multiplying the world gasoline market volume by an estimated 12.5% by volume isobutanol blend ratio;

¡	we calculate the size of the specialty chemicals markets by substituting volumes of isobutanol equivalent to the volume of products currently used to serve these markets;

¡

we calculate the size of the petrochemicals and hydrocarbon fuels markets by calculating the amount of isobutanol that, if converted into the target products at theoretical yield, would be needed to fully serve these markets (in substitution for the volume of products currently used to serve these markets); and

¡

for consistency in measurement, where necessary we convert all market sizes into gallons. Conversion into gallons for the fuels markets is based upon fuel densities identified by Air BP Ltd. and the American Petroleum Institute.

i

Prospectus summary

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider in making your investment decision. You should read this summary together with the more detailed information, including our financial statements and the related notes, appearing elsewhere in this prospectus. You should carefully consider, among other things, the matters discussed in “Risk Factors,” before making an investment decision.

BUSINESS OVERVIEW

Our company

We are a renewable chemicals and advanced biofuels company. Our strategy is to commercialize biobased alternatives to petroleum-based products using a combination of synthetic biology and chemical technology. In order to implement this strategy, we are taking a building block approach. We intend to produce and sell isobutanol, a four carbon alcohol. Isobutanol can be sold directly for use as a specialty chemical or a value-added fuel blendstock. It can also be converted into butenes using simple dehydration chemistry deployed in the refining and petrochemicals industries today. Butenes are primary hydrocarbon feedstocks that can be employed to create substitutes for the fossil fuels used in the production of plastics, fibers, rubber, other polymers and hydrocarbon fuels. Customer interest in our isobutanol is primarily driven by its potential to serve as a building block to produce alternative sources of raw materials for their products at competitive prices. We believe products made from biobased isobutanol will be subject to less cost volatility than the petroleum-derived products in use today. We believe that the products derived from isobutanol have potential applications in approximately 40% of the global petrochemicals market, representing a potential market for isobutanol of approximately 67 BGPY, based upon volume data from SRI, CMAI and Nexant, and substantially all of the global hydrocarbon fuels market, representing a potential market for isobutanol of approximately 900 BGPY, based upon volume data from IEA. When combined with a potential specialty chemical market for isobutanol of approximately 1.1 BGPY, based upon volume data from SRI, and a potential fuel blendstock market for isobutanol of approximately 40 BGPY, based upon data from the IEA, the potential global market for isobutanol is approximately 1,008 BGPY.

We also believe that the raw materials produced from our isobutanol will be drop-in products, which means that customers will be able to replace petroleum-derived raw materials with isobutanol-derived raw materials without modification to their equipment or production processes. In addition, the final products produced from our isobutanol-based raw materials will be chemically identical to those produced from petroleum-based raw materials, except that they will contain carbon from renewable sources. We believe that at every step of the value chain, renewable products that are chemically identical to incumbent petrochemical products will have lower market adoption hurdles, as the infrastructure and applications for such products already exist.

In order to produce and sell isobutanol made from renewable sources, we have developed the Gevo Integrated Fermentation Technology®, or GIFT™, an integrated technology platform for the efficient production and separation of isobutanol. GIFT™ consists of two components, proprietary biocatalysts which convert sugars derived from multiple renewable feedstocks into isobutanol through fermentation, and a proprietary separation unit which is designed to continuously separate isobutanol from water during the fermentation process. We developed our technology platform to be compatible with the existing approximately 20 BGPY of global operating ethanol production capacity, as estimated by the RFA. GIFT™ is designed to allow relatively low capital expenditure retrofits of existing ethanol facilities, enabling a rapid and cost-efficient route to isobutanol production from the fermentation of renewable feedstocks. While we are a development stage company that has generated minimal revenue and has experienced net losses since inception, we believe that our cost-efficient production route will enable rapid deployment of our technology platform and allow our isobutanol and the products produced from it to be economically competitive with many of the petroleum-derived products used in the chemicals and fuels markets today.

We expect that the combination of our efficient proprietary technology, our marketing focus on providing substitutes for the raw materials of well-known and widely used products and our relatively low capital investment retrofit approach will mitigate many of the historical issues associated with the commercialization of renewable chemicals and fuels.

Our markets

Relative to petroleum-based products, we expect that chemicals and fuels made from our isobutanol will provide our potential customers with the advantages of lower cost volatility and increased supply options for their raw materials. Our isobutanol, and the products produced from it will also offer our potential customers the additional benefit of being able to market their products as environmentally sensitive.

Our initial commercialization efforts are focused on the following markets:

➢

Isobutanol. Without any modification, isobutanol has applications as a specialty chemical and a fuel blendstock. In the fuel blendstock market, isobutanol can be used to replace high value blendstocks such as alkylate and can be blended in conjunction with, or as a substitute for, ethanol and other widely-used fuel oxygenates. Our estimate of the global market for isobutanol as a gasoline oxygenate is approximately 40 BGPY, based upon data from the IEA. While isobutanol can be used as a replacement for ethanol, its product properties are significantly differentiated from ethanol. As a gasoline blendstock, isobutanol’s low vapor pressure, high energy content and low water solubility versus ethanol make it a valuable product that can be sold directly to refiners and is expected to be compatible with existing engine and industry infrastructure, including pipeline assets. Isobutanol can also be sold for immediate use as a solvent. This global market for butanol represents approximately 1.1 BGPY, based upon volume data from SRI. Combined, the total global market for isobutanol as a fuel blendstock and specialty chemical represents approximately 41.1 BGPY.

➢

Plastics, Fibers, Rubber and Other Polymers. Isobutanol can be converted by our potential customers into a wide variety of hydrocarbons, which form the basis for the production of many products, including: rubber, lubricants, additives, methyl methacrylate, polypropylenes, polyesters and polystyrene, representing an aggregate potential market for isobutanol of approximately 67 BGPY, based upon volume data from SRI, CMAI and Nexant.

➢

Hydrocarbon Fuels. The hydrocarbons that can be produced from isobutanol can be used to manufacture specialty gasoline blendstocks, jet and diesel fuel, as well as other hydrocarbon fuels. The hydrocarbon fuels that can be produced from isobutanol collectively represent a potential market for isobutanol of over 900 BGPY, based upon volume data from IEA.

Much of the technology necessary to convert isobutanol into plastics, fibers, rubber, other polymers and hydrocarbon fuels is known and practiced in the chemicals industry today. Our technology will allow us to access these large target markets by delivering isobutanol at a cost structure that allows for the adoption of renewable products into markets that were once the exclusive domain of petroleum-based chemicals and fuels.

The graphic below outlines the variety and the magnitude of the markets that we are targeting for the initial commercialization of our isobutanol:

Our biobased isobutanol provides us with substantial opportunities in major markets currently dominated by petroleum-derived products.

The volume data set forth above have been provided solely to show the magnitude of the potential markets for isobutanol and its derivatives. They are not intended to be projections of our isobutanol production or sales. See “Conventions that apply to this prospectus” for the basis of our calculations of the volumes of isobutanol that could serve these markets.

Our commercialization plan

Our strategy of retrofitting existing ethanol production facilities to produce isobutanol allows us to project substantially lower capital outlays and a faster commercial deployment schedule than the construction of new plants. We believe that this retrofit approach will allow us to rapidly expand our isobutanol production capacity in response to customer demand. GIFT™ is designed to enable the economic production of isobutanol and other alcohols from multiple renewable feedstocks, including grains, sugar cane and cellulosic feedstocks. We expect that our feedstock flexibility will allow our technology to be deployed worldwide and will enable us to offer our customers protection from the raw material cost volatility historically associated with petroleum-based products. As a result, we believe our isobutanol not only offers a compelling value proposition to customers in the chemicals and fuels markets, but should also increase the operating margins of existing ethanol plants.

We plan to align our isobutanol production capacity with specific customer demand. Accordingly, we are developing a pipeline of future customers for our isobutanol and its derivative chemical products across multiple global chemicals and fuels markets. In anticipation of our targeted initial commercial production of isobutanol in the first half of 2012, we have entered into a number of letters of intent and we are negotiating the final terms of several definitive agreements with future customers and partners in the chemicals and fuels markets, including:

➢	LANXESS Inc., a leading chemicals company;

➢	TOTAL PETROCHEMICALS USA, INC., an affiliate of TOTAL S.A., a major oil and gas integrated company;

➢	Toray Industries, Inc., a leader in the development of fibers, plastics and chemicals;

➢	United Air Lines, Inc., a major commercial airline; and

➢	CDTECH, a leading hydrocarbon technology provider for the petrochemical and refining industry.

In addition, we are in discussions with major refiners that have indicated an interest in forming partnerships with us to manufacture renewable jet fuel using our isobutanol. We are also actively pursuing commercial relationships with petrochemical companies and large brand owners regarding the use of our isobutanol in the production of biobased plastics. We believe that these relationships will contribute to the development of chemical and fuel market applications of our isobutanol. However, there can be no assurance that we will be able to enter into definitive supply agreements with the potential customers discussed above, or attract customers based on our arrangements with the petrochemical companies and large brand owners discussed above.

We are currently in discussions with several ethanol plant owners that have expressed an interest in either selling their facilities to us or entering into joint ventures with us to retrofit their plants to produce isobutanol. Collectively, these ethanol plant owners represent over 1.8 BGPY of ethanol capacity. However, there can be no assurance that we will be able to acquire access to ethanol plants from these owners.

We are currently targeting initial commercial production of isobutanol to begin in the first half of 2012. In connection with meeting this target, in August 2010 we entered into an acquisition agreement with Agri-Energy, LLC, Agri-Energy Limited Partnership, CORN-er Stone Ethanol Management, Inc. and CORN-er Stone Farmers’ Cooperative, referred to collectively as Agri-Energy. In September 2010, we closed the transactions contemplated by the acquisition agreement and acquired a 22 MGPY ethanol production facility in Luverne, Minnesota which we intend to retrofit for isobutanol production. We paid a purchase price of approximately $20.7 million in connection with these transactions. In addition, we acquired and paid for $4.3 million in estimated working capital. We paid the aggregate purchase price with available cash reserves and previously arranged financing.

Our production solution

We developed our technology platform to be compatible with the existing approximately 20 BGPY of global operating ethanol production capacity. GIFT™ is designed to allow relatively low capital expenditure retrofits of existing ethanol facilities, enabling a rapid and cost-efficient route to isobutanol production. GIFT™ isobutanol production is very similar to existing ethanol production, except that we replace the ethanol producing biocatalyst with our isobutanol producing biocatalyst and we incorporate well-known equipment into the production process to separate and collect the isobutanol. We have designed our production technology to minimize the disruption of ethanol production during the retrofit process, mitigating the costs associated with downtime as the plant is modified.

A commercial engineering study completed in May 2010 by ICM, Inc., or ICM, a leading engineering firm that has designed approximately 60% of the RFA-estimated 12 BGPY US operating ethanol production capacity, projected that each GIFT™ retrofit process would take approximately 14 months to complete. Following an estimated two-week period to transition to isobutanol production, we expect the corn ethanol facility will be able to produce isobutanol, as well as protein fermentation meal as an animal feed co-product, while operating in substantially the same manner as it did prior to the retrofit. Consistent with the practice typical in conventional corn ethanol production, we intend to market the high-protein, high-energy animal feed that will be produced as a co-product of our isobutanol fermentation process to offset a significant portion of our grain feedstock costs.

Through an exclusive alliance with ICM, we have successfully demonstrated the production of isobutanol via the retrofit of a 1 MGPY ethanol facility in St. Joseph, Missouri using our first-generation biocatalyst. We plan to secure access to existing ethanol production facilities through direct acquisitions and joint ventures. We will then work with ICM to deploy our technology platform through retrofit of these production facilities. The May 2010 commercial engineering study completed by ICM estimated the capital costs associated with the retrofit of a standard 50 MGPY ICM-designed corn ethanol plant to be approximately $22 to 24 million and the capital costs associated with the retrofit of a standard 100 MGPY ICM-designed corn ethanol plant to be approximately $40 to 45 million. These projected retrofit capital expenditures are substantially less than estimates for new plant construction for the production of advanced biofuels, including cellulosic ethanol.

In September 2010, we acquired a 22 MGPY ethanol production facility in Luverne, Minnesota. Based on ICM’s initial evaluation of the Luverne facility, we project capital costs of approximately $17 million to retrofit this plant to produce 18 MGPY of isobutanol. We anticipate beginning our retrofit of the Luverne facility in the fourth quarter of 2010 and expect to begin commercial production of isobutanol at the Luverne facility in the first half of 2012. We then plan to expand our production capacity beyond this facility to produce and sell over 500 million gallons of isobutanol in 2014.

GIFT™: Our proprietary biocatalysts, fermentation and recovery process

Our biocatalysts are microorganisms that have been designed to metabolize sugars to produce isobutanol. Our technology team develops these proprietary biocatalysts to efficiently convert fermentable sugars of all types by engineering isobutanol pathways into the biocatalysts, and then minimizing the production of unwanted by-products to improve isobutanol yield and purity, thereby reducing operating costs. Using our first-generation biocatalyst, based on a bacterial platform, we have demonstrated that we can produce isobutanol at key commercial parameters, validating our biotechnology pathways and efficiencies. We are now nearing completion of the development of our second-generation biocatalyst, which uses a yeast platform. This biocatalyst can produce isobutanol from any fuel ethanol feedstock currently in commercial use, including grains (e.g., corn, wheat, sorghum and barley) and sugar cane.

In addition, through an exclusive license and a services arrangement with Cargill, Incorporated, or Cargill, we are working to develop a future-generation yeast biocatalyst specifically designed to efficiently produce isobutanol from the sugars derived from cellulosic feedstocks, including crops that are specifically cultivated to be converted into fuels (e.g., switchgrass), forest residues (e.g., waste wood, pulp and sustainable wood), agricultural residues (e.g., corn stalks, leaves, straw and grasses) and municipal green waste (e.g., grass clippings and yard waste). Our yeast biocatalysts are built upon robust industrial varieties of yeast that are widely used in large-scale fermentation processes, such as ethanol and lactic acid production. We have carefully selected our yeast biocatalyst platforms for their tolerance to isobutanol and other conditions present during an industrial fermentation process, as well as their known utility in large-scale commercial production processes. As a result, we believe our second- and future-generation biocatalysts will be well-suited to produce isobutanol in commercial industrial settings and expect them to equal or exceed the performance of the yeast used in prevailing grain ethanol production processes.

Our proprietary integrated fermentation and recovery process provides enhanced fermentation performance as well as low cost, energy-efficient recovery of isobutanol and other alcohols. GIFT™ permits the continuous removal of isobutanol as it is formed, allowing our biocatalysts to continue processing sugar into isobutanol at a high rate without being suppressed by rising levels of isobutanol in the fermentor, thereby reducing the time to complete the fermentation. Using our biocatalysts, we have demonstrated that GIFT™ enables isobutanol fermentation times equal to, or less than, that achieved in the current conventional production of ethanol. Meeting the conventional ethanol fermentation time is important because it allows us to lower capital expenditures by leveraging the existing ethanol infrastructure. Finally, isobutanol’s unique characteristics in conjunction with the GIFT™ system reduce energy consumption during distillation.

Our competitive strengths

➢

Renewable platform molecule to serve multiple large drop-in markets. We believe that the butenes produced from our isobutanol will serve as renewable alternatives for the production of plastics, fibers, rubber and other polymers which comprise approximately 40% of the global petrochemicals market, and will have potential applications in substantially all of the global hydrocarbon fuels market, enabling our customers to reduce raw material cost volatility, diversify suppliers and improve feedstock security. We believe that we will face reduced market adoption barriers because products derived from our isobutanol are chemically identical to petroleum-derived products, except that they will contain carbon from renewable sources.

➢

Proprietary, low cost technology with global applications. We believe that GIFT™ is currently the only known biological process to produce isobutanol cost-effectively from renewable carbohydrate sources, which will enable the economic production of hydrocarbon derivatives of isobutanol. Our proprietary separation unit is designed to achieve superior energy efficiency in comparison to other known separation processes for isobutanol and, as a result, reduces energy consumption costs—the second largest operating cost component of isobutanol production. Additionally, GIFT™ is designed to enable the economic production of isobutanol and other alcohols from multiple renewable feedstocks, which will allow our technology to be deployed worldwide.

➢

Capital-light commercial deployment strategy optimized for existing infrastructure. We have designed GIFT™ to enable capital-light retrofits of existing ethanol facilities, which allows us to leverage the existing approximately 20 BGPY of global operating ethanol production capacity. This approach allows us to project substantially lower capital outlays and a faster commercial deployment schedule than the construction of new plants. Notably, our calculations based on expected costs of retrofit, operating costs, volume of isobutanol production and price of isobutanol suggest that GIFT™ retrofits will result in an approximate two-year payback period on the capital invested in the retrofit.

➢

GIFT™ demonstrated at commercially relevant scale. We have completed the retrofit of a 1 MGPY ethanol facility and successfully produced isobutanol at this facility using our first-generation biocatalyst, achieving our commercial targets for concentration, yield and productivity. These operations also demonstrated the effectiveness of our proprietary technology, confirming the fermentation performance of our biocatalyst technology and our ability to effectively separate isobutanol from water as it is produced. Also, we believe that our acquisition of a 22 MGPY ethanol production facility demonstrates the readiness of our technology for commercial deployment and supports our plan to commence initial commercial-scale isobutanol production in the first half of 2012.

➢

Strategic relationships with chemicals, fuels and engineering industry leaders. We have entered into strategic relationships with global industry leaders to accelerate the execution of our commercial deployment strategy both in the US and internationally. A number of our strategic partners are also direct or indirect investors in our company.

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Experienced team with a proven track record. Our management team offers an exceptional combination of scientific, operational and managerial expertise. Our CEO, Dr. Patrick Gruber, has spent over 20 years developing and successfully commercializing industrial biotechnology products, and our top five executive officers named in this prospectus average 19 years of relevant experience. Across the company, our employees have 450 combined years of biotechnology, synthetic biology and biobased product experience. Our employees have generated over 300 patent and patent application authorships over the course of their careers, and have played key roles in the commercialization of several successful, large-scale industrial biotechnology projects.

Our strategy

Our strategy is to commercialize our isobutanol for use directly as a specialty chemical and low vapor pressure fuel blendstock and for conversion into plastics, fibers, rubber, other polymers and hydrocarbon fuels. Key elements of our strategy include:

➢

Deploy first commercial production facility. In September 2010, we acquired a 22 MGPY ethanol production facility in Luverne, Minnesota. We expect to begin our retrofit of the Luverne facility in the fourth quarter of 2010 and commence commercial production of approximately 18 MGPY of isobutanol at the Luverne facility in the first half of 2012.

➢

Enter into supply agreements with customers to support capacity growth. We intend to transition the letters of intent that we have already received into firm supply agreements, and then add to our customer pipeline by entering into isobutanol supply agreements for further capacity with additional customers in the refining, specialty chemicals and transportation sectors both in the US and internationally.

➢

Expand our production capacity via retrofit of additional existing ethanol facilities. As we secure supply agreements with customers, we plan to acquire or gain access to additional and larger scale ethanol facilities via acquisitions or joint ventures. We believe that our exclusive alliance with ICM will enhance our ability to rapidly deploy our technology on a commercial scale at these facilities. We plan to acquire access to additional production capacity to enable us to produce and sell over 500 million gallons of isobutanol in 2014.

➢

Expand adoption of our isobutanol across multiple applications and markets. We intend to drive adoption of our isobutanol in multiple US and international chemicals and fuels end-markets by offering a renewable product with superior properties at a competitive price. In addition, we intend to leverage existing and potential strategic partnerships with hydrocarbon companies to accelerate the use of isobutanol as a building block for drop-in hydrocarbons. This strategy will be implemented through direct supply agreements with leading chemicals and fuels companies, as well as through alliances with key technology providers.

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Align the value chain for our isobutanol by collaborating with large brand owners. We are developing relationships with large brand owners to purchase products made from our isobutanol by third-party chemicals and fuels companies. For example, we recently entered into a letter of intent with United Air Lines, Inc. to purchase significant quantities of renewable jet fuel made from our isobutanol. We intend to use these relationships to obtain contracts to sell our isobutanol directly into the manufacturing chain that will use our isobutanol as a building block in the production of renewable jet fuel.

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Incorporate additional feedstocks into our isobutanol production facilities. Our second-generation biocatalyst can produce isobutanol from any fuel ethanol feedstock currently in commercial use, including grains (e.g., corn, wheat, sorghum and barley) and sugar cane. We are developing a future-generation biocatalyst under contract with Cargill. We believe that this future-generation biocatalyst will enable us to efficiently integrate mixed sugars from cellulosic feedstocks into our production facilities when the technology to separate and break down cellulosic biomass into separate simple sugar molecules becomes commercially available. While our initial focus is to access corn ethanol facilities in the US, the ability of our biocatalyst to produce isobutanol from multiple feedstocks will support our future efforts to expand production of isobutanol into international markets that use sugar cane or other grain feedstocks, either directly or through partnerships.

Summary risk factors

Our business is subject to numerous risks and uncertainties that you should understand before making an investment decision. These risks are discussed more fully in the section entitled “Risk Factors” beginning on page 15 of this prospectus. These include:

➢

we are a development stage company and have not generated any revenues from the sale of isobutanol, and our business may fail if we are not able to successfully commercialize isobutanol and the products derived from it;

➢	we have incurred losses to date, anticipate continuing to incur losses in the future and may never achieve or sustain profitability;

➢

we have no experience producing isobutanol at the commercial scale needed for the development of our business, and we will not succeed if we cannot produce commercial quantities of isobutanol in a timely and economic manner;

➢

our strategy involves accessing and retrofitting existing ethanol production facilities to produce isobutanol and we may not be able to meet the volume demands of our potential customers if we are unable to successfully identify and acquire access to facilities suitable for efficient retrofitting;

➢

we have no experience retrofitting ethanol production facilities to produce isobutanol or operating commercial isobutanol facilities, and any unexpected delays, operational difficulties, cost-overruns or failures in the retrofit process could slow our commercial production of isobutanol and harm our performance;

➢

no market currently exists for isobutanol as a fuel, a fuel blendstock or a building block for the production of hydrocarbons, and our business may fail if we are unable to successfully market our isobutanol to potential customers, including refiners and chemical producers;

➢

we intend to market our isobutanol as a building block in the production of biofuels and biobased alternatives to petroleum-based products, and if the price of oil falls our customers may be unable to produce biobased products that are commercially viable alternatives to petroleum-based products;

➢	we may not be able to obtain regulatory approval for the use of our isobutanol in the fuels and chemicals markets;

➢

we have agreed to preliminary terms for a number of supply agreements with future customers, however, none of these agreements are binding and our performance may suffer if we fail to successfully transition these preliminary commitments into definitive supply agreements or to negotiate sufficient long-term supply agreements for our production of isobutanol;

➢

we believe that our isobutanol is fully compatible with existing refinery and transportation infrastructure but if our isobutanol proves unsuitable for use in the existing infrastructure, the market adoption of our isobutanol may be adversely affected;

➢	fluctuations in the price of corn and other feedstocks may affect our cost structure; and

➢	concerns about genetically engineered products and processes, and similar concerns about feedstocks grown on land that could be used for food production, could limit our revenues.

Industry overview

Petroleum is a fundamental source of chemicals and fuels, with annual global demand in 2008 estimated at $3.0 trillion, based on data from the IEA and EIA. Today’s organic chemicals and fuels are predominantly derived from petroleum, as it historically has been convenient and inexpensive. However, recent fundamental trends including increasing petroleum demand (especially from emerging markets), limited new supply, price volatility and the changing regulatory framework in the US and internationally with regard to the environmental impact of fossil fuels, has increased the need for economical, renewable and environmentally sensitive alternatives to petroleum at stable prices.

These market developments, combined with advances in synthetic biology and metabolic pathway engineering, have encouraged the convergence between the industrial biotechnology and energy sectors. These new technologies enable the production of flexible platform chemicals, such as isobutanol, from renewable sources instead of fossil fuels, at economically attractive costs. We believe that isobutanol and the products derived from it will have potential applications in approximately 40% of the global petrochemicals market and substantially all of the global fuels market, and that our isobutanol fulfills an immediate need for alternatives to petroleum.

Corporate information

We were incorporated in Delaware in June 2005 under the name Methanotech, Inc. Our principal executive offices are located at 345 Inverness Drive South, Building C, Suite 310, Englewood, CO 80112, and our telephone number is (303) 858-8358. Our website address is www.gevo.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website to be part of this prospectus.

Our logos, “Gevo™,” “GIFT™” and “Gevo Integrated Fermentation Technology®” and other trademarks or service marks of Gevo, Inc. appearing in this prospectus are the property of Gevo, Inc. This prospectus contains additional trade names, trademarks and service marks of other companies. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply relationships with, or endorsement or sponsorship of us by, these other companies.

The offering

Common stock offered by Gevo	shares (or shares if the underwriters exercise their option to purchase additional shares in full).

Common stock to be outstanding after this offering.	shares (or shares if the underwriters exercise their option to purchase additional shares in full).

Proposed Nasdaq Global Market symbol	“GEVO”

Use of proceeds	We currently intend to use all or a portion of the net proceeds of this offering, together with existing cash and cash equivalents, to acquire access to ethanol facilities through direct acquisition and joint ventures, and retrofit those facilities to produce isobutanol. We completed our acquisition of Agri-Energy in September 2010, and we do not have agreements or commitments for any other specific acquisitions at this time. We may also use a portion of the net proceeds of this offering to fund working capital and other general corporate purposes, including paying off certain of our long-term debt obligations and the costs associated with being a public company. Please see “Use of Proceeds.”

Risk factors	See “Risk Factors” starting on page 15 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

The number of shares of common stock to be outstanding after this offering is based on 15,666,183 shares outstanding as of August 31, 2010 and excludes:

➢	2,854,315 shares of common stock issuable upon the exercise of options outstanding as of August 31, 2010 at a weighted average exercise price of $2.59 per share;

➢	858,000 shares of common stock issuable upon the exercise of outstanding common stock warrants as of August 31, 2010 at an exercise price of $2.70 per share;

➢

356,489 shares of common stock issuable upon the exercise of outstanding preferred stock warrants as of August 31, 2010 at a weighted average exercise price of $7.08 per share, based on the one-to-one conversion rate in effect as of August 31, 2010 (see Note 8 of our consolidated financial statements for conversion ratio adjustments that may be applicable upon future events, such as the completion of this offering); and

➢	shares of common stock reserved for issuance under our 2010 stock incentive plan, which will become effective in connection with the consummation of this offering.

Except as otherwise indicated, all information in this prospectus assumes:

➢

the conversion of all of our outstanding shares of preferred stock into 14,505,526 shares of common stock in connection with the consummation of this offering, based on the one-to-one conversion rate in effect as of August 31, 2010 (see Note 8 to our consolidated financial statements for conversion ratio adjustments that may be applicable upon future events, such as the completion of this offering), and the related conversion of all outstanding preferred stock warrants into common stock warrants;

➢	no exercise of the underwriters’ option to purchase additional shares; and

➢	the filing of our amended and restated certificate of incorporation, which will occur in connection with the consummation of this offering.

Summary historical and pro forma as adjusted financial data

The following table sets forth a summary of our historical consolidated financial data for the periods ended or as of the dates indicated. We have derived the consolidated statements of operations data for the years ended December 31, 2007, 2008 and 2009 from our audited consolidated financial statements appearing elsewhere in this prospectus. We have derived the consolidated statements of operations data for the six months ended June 30, 2009 and 2010 and the consolidated balance sheet data as of June 30, 2010 from our unaudited interim consolidated financial statements appearing elsewhere in this prospectus. You should read this table together with our consolidated financial statements and the accompanying notes, “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus. The unaudited interim consolidated financial statements have been prepared on the same basis as the audited annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to state fairly our financial position as of June 30, 2010 and results of operations for the six months ended June 30, 2009 and 2010. The summary historical consolidated financial data in this section is not intended to replace our consolidated financial statements and the accompanying notes. Our historical results are not necessarily indicative of our future results.

The following table also sets forth summary unaudited pro forma, as adjusted financial data, which gives effect to the Agri-Energy acquisition and related transactions and this offering. This pro forma, as adjusted financial data is presented for informational purposes only and does not purport to represent what our consolidated results of operations or financial position actually would have been had the transactions reflected occurred on the dates indicated or to project our financial condition as of any future date or results of operations for any future period. This pro forma, as adjusted financial data should be read together with Agri-Energy’s financial statements and accompanying notes appearing elsewhere in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Agri-Energy is engaged in the business of producing and selling ethanol and related products through an ethanol plant located in Luverne, Minnesota. We acquired Agri-Energy with the intention of retrofitting the ethanol plant to produce isobutanol. We intend to record revenue from the sale of the ethanol, distiller’s dried grains and other related products produced as part of the ethanol production process during the period of the retrofit of the Agri-Energy facility to isobutanol production. Continued ethanol production during the retrofit will allow us to retain local staff for the future operation of the plant, maintain the equipment and generate cash flow. As the production of ethanol is not our intended business, we intend to continue reporting our operating results as a development stage company during the retrofit process and only intend to report revenue from the production of ethanol on an interim basis until we begin to generate revenue from sales of isobutanol. Accordingly, the historical operating results of Agri-Energy and the operating results reported during the retrofit to isobutanol production will not be indicative of future operating results for Agri-Energy once isobutanol production commences.

Our Series A-1, Series A-2, Series A-3, Series A-4, Series B, Series C, Series D and Series D-1 preferred stock are collectively referred to as “convertible preferred stock” for financial reporting purposes and in the financial tables included in this prospectus, as more fully explained in Note 8 to our consolidated financial statements. In other parts of this prospectus, we refer to our Series A-1, Series A-2, Series A-3, Series A-4, Series B, Series C, Series D and Series D-1 preferred stock collectively as “preferred stock.” For purposes of the disclosure contained in this section, “the company,” “we,” “us” and “our” refer only to Gevo, Inc. and Gevo Development, as the context requires.

	Year ended December 31,			Six months ended June 30,		Pro forma, as adjusted(5)
Consolidated statements of operations data:	2007	2008	2009	2009	2010	Year ended December 31, 2009	Six months ended June 30, 2010
Revenue	$275,000	$208,000	$660,000	$347,000	$792,000

Operating expenses:
Research and development	(3,699,000)	(7,376,000)	(10,508,000)	(3,885,000)	(7,878,000)
General and administrative	(2,601,000)	(6,065,000)	(8,699,000)	(3,153,000)	(7,513,000)
Lease termination costs	(894,000)	—	—	—	—
Loss on abandonment or disposal of assets	(243,000)	(78,000)	(22,000)	(10,000)	—

Total operating expenses	(7,437,000)	(13,519,000)	(19,229,000)	(7,048,000)	(15,391,000)

Loss from operations	(7,162,000)	(13,311,000)	(18,569,000)	(6,701,000)	(14,599,000)

Other (expense) income:
Interest expense	(140,000)	(1,385,000)	(1,103,000)	(496,000)	(669,000)
Interest and other income	76,000	154,000	277,000	201,000	58,000
Loss from change in fair value of warrant liabilities(1)	—	—	(490,000)	(443,000)	(1,250,000)

Other expense—net	(64,000)	(1,231,000)	(1,316,000)	(738,000)	(1,861,000)

Net loss	(7,226,000)	(14,542,000)	(19,885,000)	(7,439,000)	(16,460,000)

Deemed dividend—amortization of beneficial conversion feature on Series D-1 convertible preferred stock	—	—	—	—	(800,000)

Net loss attributable to Gevo, Inc. common stockholders	$(7,226,000)	$(14,542,000)	$(19,885,000)	$(7,439,000)	$(17,260,000)

Net loss per share of common stock attributable to Gevo, Inc. stockholders, basic and diluted	$(7.40)	$(13.83)	$(18.07)	$(6.81)	$(15.18)

Weighted average number of common shares used in computing net loss per share of common stock, basic and diluted	976,909	1,051,848	1,100,294	1,091,799	1,137,241

Net loss used in computing pro forma net loss per share of common stock, basic and diluted (unaudited)(2)(3)			$(19,395,000)		$(15,210,000)

Pro forma net loss per share of common stock, basic and diluted (unaudited)(4)			$(1.62)		$(1.05)

Weighted average number of common shares used in computing pro forma net loss per share of common stock, basic and diluted (unaudited)(4)			11,966,689		14,540,465

(1)	On January 1, 2009, we changed the manner in which we account for warrants that are exercisable into preferred stock, as described in Note 15 to our consolidated financial statements.
(2)	Net loss used in computing pro forma basic and diluted net loss per share of common stock has been adjusted to add back losses resulting from remeasurement of the convertible preferred stock warrant liability as these measurements would no longer be required when the convertible preferred stock warrants become warrants to purchase shares of the company’s common stock.

(footnotes continued on following page)

(3)	Net loss used in computing pro forma basic and diluted net loss per share of common stock has been adjusted to remove the deemed dividend associated with the amortization of the beneficial conversion feature on our Series D-1 preferred stock. See Note 8 to our consolidated financial statements.
(4)	Pro forma basic and diluted net loss per share of common stock and weighted average number of common shares used in computing pro forma basic and diluted net loss per share of common stock for the year ended December 31, 2009 and the six months ended June 30, 2010 give effect to the conversion of all of our outstanding convertible preferred stock upon completion of this offering, based on the one-to-one conversion rate in effect as of June 30, 2010 for all periods presented, and, for the pro forma, as adjusted presentation, give effect to this conversion and the sale of shares in this offering at an assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. See Note 8 of our consolidated financial statements for conversion ratio adjustments that may be applicable upon future events, such as the completion of this offering.
(5)	The pro forma, as adjusted statement of operations data reflects the combined results of operations of the company and Agri-Energy for the year ended December 31, 2009 and the six months ended June 30, 2010 as if the consummation of the Agri-Energy acquisition had occurred on January 1, 2009 and also gives effect to (i) the sale of shares in this offering at an assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable or paid by us, and (ii) the conversion of all of our outstanding convertible preferred stock into common stock (and the related reversal of the deemed dividend associated with the beneficial conversion feature of our Series D-1 preferred stock) and the conversion of all of our preferred stock warrants into common stock warrants (and the reversal of losses resulting from remeasurement of the convertible preferred stock warrant liability as these measurements would no longer be required), in each case, upon completion of this offering based on the one-to-one conversion rate in effect as of June 30, 2010 for all periods presented. See Note 8 of our consolidated financial statements for conversion ratio adjustments that may be applicable upon future events, such as the completion of this offering.

	As of June 30, 2010
Consolidated balance sheet data:	Actual	Pro forma(1)	Pro forma as adjusted(2)(3)

Cash and cash equivalents	$42,119,000	$42,119,000
Working capital	34,815,000	34,815,000
Total assets	48,810,000	48,810,000
Convertible preferred stock warrant liability	2,232,000	—
Current and long-term secured debt, net of debt discounts	7,839,000	7,839,000
Convertible preferred stock	145,000	—
Gevo, Inc. stockholders’ equity	32,941,000	35,173,000

(1)	The pro forma consolidated balance sheet data gives effect to (i) the conversion of all of our outstanding convertible preferred stock in connection with the completion of this offering, based on the one-to-one conversion rate in effect as of June 30, 2010 for all periods presented (see Note 8 of our consolidated financial statements for conversion ratio adjustments that may be applicable upon future events, such as the completion of this offering), and (ii) conversion of all of our warrants for convertible preferred stock into warrants for common stock and the related reclassification of convertible preferred stock warrant liability to stockholders’ equity upon the completion of this offering.
(2)	The pro forma, as adjusted consolidated balance sheet data gives effect to the items described in footnote (1) above as well as (i) the sale of shares of common stock in this offering at an assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, and (ii) the effects of consummating the Agri-Energy acquisition, including the use of $11,878,000 in cash, net of cash acquired, and our incurrence of $12,500,000 in long-term debt (subject to customary working capital adjustments).
(3)	Each $1.00 increase or decrease in the assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus) would increase or decrease, as applicable, our pro forma, as adjusted cash and cash equivalents, working capital, total assets and stockholders’ equity by approximately $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Risk factors

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors, as well as the other information in this prospectus, before deciding whether to invest in shares of our common stock. The occurrence of any of the events described below could harm our business, financial condition, results of operations and growth prospects. In such an event, the trading price of our common stock may decline and you may lose all or part of your investment.

RISKS RELATING TO OUR BUSINESS AND STRATEGY

We are a development stage company with a history of net losses, and we may not achieve or maintain profitability.

We have incurred net losses since our inception, including losses of $7.2 million, $14.5 million and $19.9 million in 2007, 2008 and 2009, respectively, and $16.5 million for the six months ended June 30, 2010. As of June 30, 2010, we had an accumulated deficit of $59.7 million. We expect to incur losses and negative cash flow from operating activities for the foreseeable future. We are a development stage company and, to date, our revenues have been extremely limited and we have not generated any revenues from the sale of isobutanol. What revenue we have has been primarily derived from government grants and cooperative agreements, and we expect to derive a substantial portion of our revenues from these sources. Now that we have completed the Agri-Energy acquisition, we will also generate revenue from the sale of ethanol that is produced prior to the completion of our retrofit. If our existing grants and cooperative agreements are canceled prior to the expected end dates or we are unable to obtain new grants and cooperative agreements, our revenues could be adversely affected. Furthermore, we expect to spend significant amounts on further development of our technology, acquiring or otherwise gaining access to ethanol plants and retrofitting them for isobutanol production, marketing and general and administrative expenses associated with our planned growth and management of operations as a public company. As a result, even if our revenues increase substantially, we expect that our expenses will exceed revenues for the foreseeable future. We do not expect to achieve profitability during this period, and may never achieve it. If we fail to achieve profitability, or if the time required to achieve profitability is longer than we anticipate, we may not be able to continue our business. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.

If we are unable to fund our planned retrofit of the ethanol production facility in Luverne, Minnesota, our first commercial production of isobutanol could be delayed.

In September 2010, we acquired ownership of an ethanol production facility in Luverne, Minnesota, which we intend to retrofit to produce isobutanol. We expect to pay much of the retrofit costs with our own funds, but may require additional funding to complete the retrofit. While we anticipate that additional funding for the retrofit may be available from TriplePoint Capital, LLC, or TriplePoint, cost overruns or other unexpected difficulties could cause the retrofit to cost more than we anticipate, which could increase our need for such funding. Such funds may not be available when we need them, on terms that are acceptable to us or at all, which could delay or prevent our initial commercial production of isobutanol.

Risk factors

There is no guarantee we will be able to maintain Agri-Energy’s current revenues and profits, and Agri-Energy’s financial statements will not be a strong indicator of our future earnings potential.

Because we consummated the Agri-Energy acquisition in September 2010, we have included certain financial statements of Agri-Energy in this prospectus. While we remain a development stage company, Agri-Energy operates a commercial ethanol facility in Luverne, Minnesota, which generates revenues from sales of ethanol and reported net income of approximately $2.0 million for the year ended December 31, 2009. There is no guarantee that we will be able to maintain Agri-Energy’s levels of revenue or profit. We plan to retrofit the Luverne facility to produce isobutanol, and our future profitability depends on our ability to produce and market isobutanol, not on continued production and sales of ethanol. Because the risks involved in our isobutanol production are different from those involved with operating an ethanol production facility, Agri-Energy’s financial statements will not be a reliable indicator of our future earnings potential. Furthermore, our planned retrofit will require a significant amount of time. While we believe the facility will be able to continue ethanol production during most of the modification and retrofit process, there is no guarantee that this will be the case and we may need to significantly reduce or halt ethanol production during the modification and/or retrofit. In addition, the retrofit of the Luverne facility will be subject to the risks inherent in the build-out of any manufacturing facility, and we may not be able to produce isobutanol at the volumes, rates and costs we expect following the retrofit. While we believe we will have the ability to reverse the retrofit and switch between ethanol and isobutanol production, the Luverne facility may fail to perform as expected following completion of the retrofit. If we are unable to continue ethanol production during the modification and/or retrofit process or if we are unable to produce isobutanol at the volumes, rates and costs we expect and are unable to switch back to ethanol production, we would be unable to match the facility’s current economic performance and our business, financial condition and results of operations would be materially adversely affected.

We may not be successful in the development of individual steps in, or an integrated process for, the production of commercial quantities of isobutanol from plant feedstocks in a timely or economic manner, or at all.

As of the date of this prospectus, we have not produced commercial quantities of isobutanol and we may not be successful in doing so. The production of isobutanol requires multiple integrated steps, including:

➢	obtaining the plant feedstocks;

➢	treatment with enzymes to produce fermentable sugars;

➢	fermentation by organisms to produce isobutanol from the fermentable sugars;

➢	distillation of the isobutanol to concentrate and separate it from other materials;

➢	purification of the isobutanol; and

➢	storage and distribution of the isobutanol.

Our future success depends on our ability to produce commercial quantities of isobutanol in a timely and economic manner. Our biocatalysts have not yet produced commercial volumes of isobutanol. Our largest-scale isobutanol production to date was achieved with our first-generation biocatalyst at ICM’s 1 MGPY demonstration facility in St. Joseph, Missouri, and we have produced only small amounts of isobutanol at our mini-plant in Englewood, Colorado with our second-generation biocatalyst. We have focused the majority of our research and development efforts on producing isobutanol from dextrose, and challenges remain in achieving substantial production volumes with other sugars, like corn mash.

Risk factors

The risk of contamination and other problems rise as we increase the scale of our isobutanol production. If we are unable to successfully manage these risks, we may encounter difficulties in achieving our target isobutanol production yield, rate, concentration or purity, which could delay or increase the costs involved in commercializing our isobutanol production. In addition, we have never sourced large quantities of feedstocks and we have no experience storing and/or distributing significant volumes of isobutanol. The technological and logistical challenges associated with each of the processes involved in production, sale and distribution of isobutanol are extraordinary, and we may not be able to resolve any difficulties that arise in a timely or cost effective manner, or at all. Even if we are successful in developing an economical process for converting plant feedstocks into commercial quantities of isobutanol, we may not be able to adapt such process to other biomass raw materials, including cellulosic biomass.

We have estimated the retrofit and operating costs for our initial large-scale commercial isobutanol facility based upon a commercial engineering study completed by ICM in May 2010. Neither we nor ICM have ever built (through retrofit or otherwise) or operated a commercial isobutanol facility. We assume that we understand how the engineering and process characteristics of the 1 MGPY demonstration facility will scale up to larger facilities, but these assumptions may prove to be incorrect. In addition, if existing tax credits, subsidies and other incentives in the US and foreign markets are phased out or reduced, the overall cost of commercialization of isobutanol could increase. Accordingly, we cannot be certain that we can manufacture isobutanol in an economical manner in commercial quantities. If we fail to manufacture isobutanol economically on a commercial scale or in commercial volumes, our commercialization of isobutanol and our business, financial condition and results of operations will be materially adversely affected.

We may not be able to successfully identify and acquire access to ethanol production facilities suitable for efficient retrofitting, or acquire access to sufficient capacity to be commercially viable or meet customer demand.

Our strategy currently includes accessing and retrofitting, either independently or with potential development partners, existing ethanol facilities for the production of large quantities of isobutanol for commercial distribution and sale. We have acquired one 22 MGPY ethanol production facility, and we plan to acquire additional production capacity to enable us to produce and sell over 500 MGPY of isobutanol in 2014. We may not find development partners with whom we can implement this growth strategy, and we may not be able to identify facilities suitable for acquisition, lease or joint venture. Even if we successfully identify a facility suitable for efficient retrofitting, we may not be able to acquire access to such facility in a timely manner, if at all. The owners of the ethanol facility may reach an agreement with another party, refuse to consider an acquisition, lease or joint venture, or demand more or different consideration than we are willing to provide. In particular, if the profitability of ethanol production increases, plant owners may be less likely to consider modifying their production, and thus may be less willing to negotiate with us or agree to allow us to retrofit their facilities for isobutanol production. Even if the owners of the facility are interested in reaching an agreement that grants us access to the plant, negotiations may take longer, or cost more, than we expect, and we may never achieve a final agreement. Even if we are able to access and retrofit several facilities, we may fail to access enough capacity to be commercially viable or meet the volume demands of our customers. Failure to acquire access to sufficient capacity in a timely manner, if at all, may slow or stop our commercialization process and cause our business performance to suffer.

Risk factors

Once we acquire access to ethanol facilities, we may be unable to successfully retrofit them to produce isobutanol, and we may not be able to retrofit them in a timely and cost-effective manner.

For each ethanol production facility to which we acquire access, we will be required to obtain numerous regulatory approvals and permits to retrofit and operate the facility. These include such items as a modification to the air permit, fuel registration with the US Environmental Protection Agency, or EPA, ethanol excise tax registration and others. These requirements may not be satisfied in a timely manner, or at all. Later-enacted federal and state governmental requirements may also substantially increase our costs or delay or prevent the completion of a retrofit, which could have a material adverse effect on our business, financial condition and results of operations.

No two ethanol facilities are exactly alike, and each retrofit will require individualized engineering and design work. There is no guarantee that we or any contractor we retain will be able to successfully design a commercially viable retrofit, or properly complete the retrofit once the engineering plans are completed. Neither we nor ICM has ever built, via retrofit or otherwise, a full-scale commercial isobutanol facility. Our estimates of the capital costs that we will need to incur to retrofit a commercial-scale ethanol facility are based upon a commercial engineering study completed by ICM in May 2010. These estimates may prove to be inaccurate, and each retrofit may cost materially more to engineer and build than we currently anticipate. For example, our estimates assume that each plant we retrofit will be performing at full production capacity, and we may need to expend substantial sums to repair underperforming facilities prior to retrofit.

Our retrofit design was developed in cooperation with ICM and is based on ICM technology. There is no guarantee that our retrofit design will be compatible with existing ethanol facilities that do not utilize ICM technology. Before we can retrofit such facilities, we may need to modify them to be compatible with our retrofit design. This may require significant additional expenditure of time and money, and there is no guarantee such modification will be successful.

Furthermore, the retrofit of acquired facilities will be subject to the risks inherent in the build-out of any manufacturing facility, including risks of delays and cost overruns as a result of factors that may be out of our control, such as delays in the delivery of equipment and subsystems or the failure of such equipment to perform as expected once delivered. In addition, we will depend on third-party relationships in expanding our isobutanol production capacity and such third parties may not fulfill their obligations to us under our arrangements with them. Delays, cost-overruns or failures in the retrofit process will slow our commercial production of isobutanol and harm our performance.

Though our initial retrofit design includes the capability to switch between isobutanol and ethanol production, we may be unable to successfully revert to ethanol production after we begin retrofit of an ethanol facility, or the facility may produce ethanol less efficiently or in lower volumes than it did before the retrofit. Thus, if we fail to achieve commercial levels of isobutanol production at a retrofitted facility, we may be unable to rely on ethanol production as an alternative revenue source, which could have a material adverse effect on our prospects.

Our facilities and process may fail to produce isobutanol at the volumes, rates and costs we expect.

Some or all of the facilities we choose to retrofit may be in locations distant from corn or other feedstock sources, which could increase our feedstock costs or prevent us from acquiring sufficient feedstock volumes for commercial production. General market conditions might also cause increases in feedstock prices, which could likewise increase our production costs.

Risk factors

Even if we secure access to sufficient volumes of feedstock, the facilities we retrofit for isobutanol production may fail to perform as expected. The equipment and subsystems installed during the retrofit may never operate as planned. Our systems may prove incompatible with the original facility, or require additional modification after installation. Our biocatalyst may perform less efficiently than it did in testing, if at all. Contamination of plant equipment may require us to replace our biocatalyst more often than expected, or cause our fermentation process to yield undesired or harmful by-products. Likewise, our feedstock may contain contaminants like wild yeast, which naturally ferments feedstock into ethanol. The presence of contaminants, such as wild yeast, in our feedstock could reduce the purity of the isobutanol that we produce and require us to invest in more costly isobutanol separation processes or equipment. Unexpected problems may force us to cease or delay production and the time and costs involved with such delays may prove prohibitive. Any or all of these risks could prevent us from achieving the production throughput and yields necessary to achieve our target annualized production run rates. Failure to achieve these rates, or achieving them only after significant additional expenditures, could substantially harm our commercial performance.

We may be unable to produce isobutanol in accordance with customer specifications.

Even if we produce isobutanol at our targeted rates, we may be unable to produce isobutanol that meets customer specifications. If we fail to meet specific product or volume specifications contained in a supply agreement, the customer may have the right to seek an alternate supply of isobutanol or terminate the agreement completely. A failure to successfully meet the specifications of our potential customers could decrease demand for our production, and significantly hinder market adoption of our product.

We lack direct experience operating commercial-scale ethanol and isobutanol facilities, and may encounter substantial difficulties operating commercial plants or expanding our business.

We have never operated a commercial isobutanol or ethanol facility. Accordingly, we may encounter significant difficulties operating at a commercial scale. We believe that our facilities will be able to continue producing ethanol during much of the retrofit process. We will need to successfully administer and manage this production. Though ICM is experienced in the operation of ethanol facilities, and our future development partners or the entities that we acquire may likewise have such experience, we may be unable to manage ethanol producing operations, especially given the possible complications associated with a simultaneous retrofit. Once we complete a commercial retrofit, operational difficulties may increase, because neither we nor anyone else has experience operating a pure isobutanol fermentation facility at a commercial scale. The skills and knowledge gained in operating commercial ethanol facilities or small-scale isobutanol plants may prove insufficient for successful operation of a large-scale isobutanol facility, and we may be required to expend significant time and money to develop our capabilities in isobutanol facility operation. We will also need to hire new employees or contract with third parties to help manage our operations, and our performance will suffer if we are unable to hire qualified parties or if they perform poorly.

We may face additional operational difficulties as we further expand our production capacity. Integrating new facilities with our existing operations may prove difficult. Rapid growth, resulting from our operation or other involvement with isobutanol facilities or otherwise, may impose a significant burden on our administrative and operational resources. To effectively manage our growth and execute our expansion plans, we will need to expand our administrative and operational resources substantially and attract, train, manage and retain qualified management, technicians and other personnel. We may be unable to do so. Failure to meet the operational challenges of developing and managing increased isobutanol production, or failure to otherwise manage our growth, may have a material adverse effect on our business, financial condition and results of operations.

Risk factors

We may have difficulty adapting our technology to commercial-scale fermentation which could delay or prevent our commercialization of isobutanol.

While we have succeeded, at the demonstration plant, in reaching our commercial fermentation performance targets for isobutanol concentration, fermentation productivity and isobutanol yield, we have not accomplished this in a commercial plant environment. We have successfully fermented isobutanol using our second-generation biocatalyst, but have not yet done so at the demonstration plant scale and have not yet met all of our fermentation performance targets. We are currently working to optimize our second-generation biocatalyst’s performance in anticipation of its integration into the demonstration facility, but this process, if it succeeds at all, may take longer or cost more than expected. Even if we are successful in developing and using our second-generation biocatalyst to meet our performance targets at the demonstration facility, this yeast biocatalyst may not be able to meet these targets at a commercial scale retrofitted plant in a timely manner, or ever. In addition, the risk of contamination and other problems rise as we increase the scale of our isobutanol production. If we encounter difficulties in scaling up our production, our commercialization of isobutanol and our business, financial condition and results of operations will be materially adversely affected.

We may have difficulties gaining market acceptance and successfully marketing our isobutanol to customers, including refiners and chemical producers.

A key component of our business strategy is to market our isobutanol to refiners and chemical producers. If we fail to successfully market our isobutanol to refiners and chemical producers, our business, financial condition and results of operations will be materially adversely affected.

No market currently exists for isobutanol as a fuel or fuel blendstock. Therefore, to gain market acceptance and successfully market our isobutanol to refiners, we must effectively demonstrate the commercial advantages of using isobutanol over other biofuels and blendstocks, as well as our ability to produce isobutanol reliably on a commercial scale at a sufficiently low cost. We must show that isobutanol is compatible with existing infrastructure and does not damage pipes, engines, storage facilities or pumps. We must also overcome marketing and lobbying efforts by producers of other biofuels and blendstocks, including ethanol, many of whom may have greater resources than we do. If the markets for isobutanol as a fuel or fuel blendstock do not develop as we currently anticipate, or if we are unable to penetrate these markets successfully, our revenue and revenue growth rate, if any, could be materially and adversely affected.

We also intend to market our isobutanol to chemical producers for use in making various chemicals such as isobutylene, a type of butene that can be produced through the dehydration of isobutanol. Although a significant market currently exists for isobutylene produced from petroleum, which is widely used in the production of plastics, specialty chemicals, alkylate for gasoline blending and high octane aviation fuel, no one has successfully created isobutylene on a commercial scale from biobased isobutanol. Therefore, to gain market acceptance and successfully market our isobutanol to chemical producers, we must show that our isobutanol can be converted into isobutylene at a commercial scale. As no company currently dehydrates commercial volumes of isobutanol into isobutylene, we must demonstrate the large-scale feasibility of the process and reach agreements with companies that are willing to invest in the necessary dehydration infrastructure. Failure to reach favorable agreements with these companies, or the inability of their plants to convert isobutanol into isobutylene at sufficient scale, will slow our development in the chemicals market and could significantly affect our profitability.

Obtaining market acceptance in the chemicals industry is complicated by the fact that many potential chemicals industry customers have invested substantial amounts of time and money in developing

Risk factors

petroleum-based production channels. These potential customers generally have well-developed manufacturing processes and arrangements with suppliers of chemical components, and may display substantial resistance to changing these processes. Pre-existing contractual commitments, unwillingness to invest in new infrastructure, distrust of new production methods and lengthy relationships with current suppliers may all slow market acceptance of isobutanol.

We believe that consumer demand for environmentally friendly products will drive demand among large brand owners for renewable hydrocarbon sources. One of our marketing strategies is to leverage this demand to obtain commitments from large brand owners to purchase products made from our isobutanol by third parties. We believe these commitments will, in turn, promote chemicals industry demand for our isobutanol. If consumer demand for environmentally friendly products fails to develop at sufficient scale or if such demand fails to drive large brand owners to seek sources of renewable hydrocarbons, our revenue and growth rate could be materially and adversely affected.

We may face substantial delay in getting regulatory approvals for use of our isobutanol in the fuels and chemicals markets, which could substantially hinder our ability to commercialize our products.

Commercialization of our isobutanol will require approvals from state and federal agencies. Before we can sell isobutanol as a fuel or fuel blendstock, we must receive EPA fuel certification. We are currently in the first phase of Tier 1 EPA testing, and the approval process may require significant time. Approval can be delayed for years, and there is no guarantee of receiving it. Additionally, California requires that fuels meet both its fuel certification requirements and a separate state low-carbon fuel standard. Any delay in receiving approval will slow or prevent the commercialization of our isobutanol for fuel markets, which could have a material adverse effect on our business, financial condition and results of operations.

Before any biofuel we produce receives a “renewable identification number,” or RIN, we must register it with the EPA and receive approval that it meets specified regulatory requirements. Delay or failure in developing a fuel that meets the standards for advanced and cellulosic biofuels, or delays in receiving the desired RIN, will make our fuel less attractive to refiners, blenders, and other purchasers, which could harm our competitiveness.

With respect to the chemicals markets, we plan to focus on isobutanol production and sell to companies that can convert our isobutanol into other chemicals, such as isobutylene. However, should we later decide to produce these other chemicals ourselves, we may face similar requirements for EPA and other regulatory approvals. Approval, if ever granted, could be delayed for substantial amounts of time, which could significantly harm the development of our business and prevent the achievement of our goals.

Our isobutanol fermentation process utilizes a genetically modified organism which, when used in an industrial process, is considered a new chemical under the EPA’s Toxic Substances Control Act program, or TSCA. The TSCA requires us to comply with the EPA’s Microbial Commercial Activity Notice process to operate plants producing isobutanol using our biocatalysts. The TSCA’s new chemicals submission policies may change and additional government regulations may be enacted that could prevent or delay regulatory approval of our isobutanol production.

There are various third party certification organizations such as ASTM International, or ASTM, and Underwriters’ Laboratories, Inc. involved in standard-setting regarding the transportation, dispensing and use of liquid fuel in the US and abroad. These organizations may change and additional requirements may be enacted that could prevent or delay approval of our products. The process of

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seeking required approvals and the continuing need for compliance with applicable standards may require the expenditure of substantial resources, and there is no guarantee that we will satisfy these standards in a timely manner, if ever.

In addition, to retrofit ethanol facilities and operate the retrofitted plants to produce isobutanol, we will need to obtain and comply with a number of permit requirements. As a condition to granting necessary permits, regulators may make demands that could increase our retrofit or operations costs, and permit conditions could also restrict or limit the extent of our operations, which could delay or prevent our commercial production of isobutanol. We cannot guarantee that we will be able to meet all regulatory requirements or obtain and comply with all necessary permits to complete our planned ethanol plant retrofits, and failure to satisfy these requirements could have a substantial negative effect on our performance.

We are in negotiations, facilitated by the Air Transport Association of America, or ATA, with several major passenger and cargo airlines for potential commitments by several ATA member airlines to purchase jet fuel manufactured by third parties from our isobutanol. Jet fuels must meet various statutory and regulatory requirements before they may be used in commercial aviation. In the US, the use of specific jet fuels is regulated by the Federal Aviation Administration, or FAA. Rather than directly approving specific fuels, the FAA certifies individual aircraft for flight. This certification includes authorization for an aircraft to use the types of fuels specified in its flight manual. To be included in an aircraft’s flight manual, the fuel must meet standards set by ASTM. The current ASTM requirements do not permit the use of jet fuel derived from isobutanol, and we will need to give ASTM sufficient data to justify creating a new standard applicable to our biojet fuel. Though our work testing isobutanol-based biojet fuel with the US Air Force Research Laboratory has provided us with data we believe ASTM will consider, the process of seeking required approvals and the continuing need for compliance with applicable statues and regulations will require the expenditure of substantial resources. Failure to obtain regulatory approval in a timely manner, or at all, could have a significant negative effect on our operations.

We may be unable to successfully negotiate final, binding terms related to our current non-binding isobutanol supply agreements, which could harm our commercial prospects.

We have engaged in supply negotiations with a number of companies, and have agreed to preliminary terms regarding supplying isobutanol or the products derived from it to various companies, including LANXESS Inc., TOTAL PETROCHEMICALS USA, INC., Toray Industries, Inc. and United Air Lines, Inc. However, none of these agreements are binding, and we have yet to negotiate any final, definitive supply agreements for our isobutanol. We may be unable to negotiate final terms in a timely manner, or at all, and there is no guarantee that the terms of any final agreement will be the same or similar to those currently contemplated in our preliminary agreements. Final terms may include less favorable pricing structures or volume commitments, more expensive delivery or purity requirements, reduced contract durations and other adverse changes. Delays in negotiating final contracts could slow our initial isobutanol commercialization, and failure to agree to definitive terms for sales of sufficient volumes of isobutanol could prevent us from growing our business. To the extent that terms in our initial supply contracts may influence negotiations regarding future contracts, the failure to negotiate favorable final terms related to our current preliminary agreements could have an especially negative impact on our growth and profitability. Additionally, as we have yet to produce or supply commercial volumes of isobutanol to any customer, we have not demonstrated that we can meet the production levels contemplated in our current non-binding supply agreements. If our production scale-up proceeds more slowly than we expect, or if we encounter difficulties in successfully completing plant retrofits, potential

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customers, including those with whom we have current letters of intent, may be less willing to negotiate definitive supply agreements, or demand terms less favorable to us, and our performance may suffer.

Even if we are successful in producing isobutanol on a commercial scale, we may not be successful in negotiating sufficient supply agreements for our production.

We expect that many of our customers will be large companies with extensive experience operating in the fuels or chemicals markets. As a development stage company, we lack commercial operating experience, and may face difficulties in developing marketing expertise in these fields. Our business model relies upon our ability to successfully negotiate and structure long-term supply agreements for the isobutanol we produce, whereby a buyer agrees to purchase all or a significant portion of a plant’s isobutanol output for a given time period. Many of our potential customers may be more experienced in these matters than we are, and we may fail to successfully negotiate these agreements in a timely manner or on favorable terms which, in turn, may force us to slow our production, delay our acquiring and retrofitting of additional plants, dedicate additional resources to increasing our storage capacity and dedicate additional resources to sales in spot markets. Furthermore, should we become more dependent on spot market sales, our profitability will become increasingly vulnerable to short-term fluctuations in the price and demand for petroleum-based fuels and competing substitutes.

Our isobutanol may encounter physical or regulatory issues which could limit its usefulness as a fuel blendstock.

In the fuel blendstock market, isobutanol can be used in conjunction with, or as a substitute for, ethanol and other widely-used fuel oxygenates and we believe our isobutanol will be physically compatible with typical gasoline engines. However, there is a risk that under actual automotive engine conditions, isobutanol will face significant limitations, making it unsuitable for use in high percentage gasoline blends. Additionally, current regulations limit fuel blends to low percentages of isobutanol, and also limit combination isobutanol-ethanol blends. Government agencies may maintain or even increase the restrictions on isobutanol fuel blends. As we believe that the potential to use isobutanol in higher percentage blends than is feasible for ethanol will be an important factor in successfully marketing isobutanol to refiners, a low blend wall could significantly limit commercialization of isobutanol as a blendstock.

Our isobutanol may be less compatible with existing refining and transportation infrastructure than we believe, which may hinder our ability to market our product on a large scale.

We developed our business model based on our belief that our isobutanol is fully compatible with existing refinery infrastructure. For example, when making isobutanol blends, we believe that gasoline refineries will be able to pump our isobutanol through their pipes and blend it in their existing facilities without damaging their equipment. If our isobutanol proves unsuitable for such handling, it will be more expensive for refiners to use our isobutanol than we anticipate, and they may be less willing to adopt it as a blendstock, forcing us to seek alternative purchasers.

Likewise, our plans for marketing our isobutanol are based upon our belief that it will be compatible with the pipes, tanks and other infrastructure currently used for transporting, storing and distributing gasoline. If our isobutanol or products incorporating our isobutanol cannot be transported with this equipment, we will be forced to seek alternative transportation arrangements, which will make our isobutanol and products incorporating our isobutanol more expensive to transport and less appealing to potential customers. Reduced compatibility with either refinery or transportation infrastructure may thus slow or prevent market adoption of our isobutanol, which could substantially harm our performance.

Risk factors

We may face substantial delay in receiving US Food and Drug Administration approval to sell protein fermentation meal as an animal feedstock, which could substantially increase our net production costs.

Most of the ethanol plants we initially plan to retrofit use dry-milled corn as a feedstock. We plan to sell, as an animal feedstock, the protein fermentation meal left as a co-product of fermenting isobutanol from dry-milled corn. We believe that this will enable us to offset a significant portion of the expense of purchasing corn for fermentation. Before our protein fermentation meal can be used as an animal feedstock, the FDA must approve it as safe for livestock consumption. FDA testing and approval can take a significant amount of time, and there is no guarantee that we will ever receive such approval. If FDA approval is delayed or never obtained, or if we are unable to secure market acceptance for our protein fermentation meal, our net cost of production will increase, which may hurt our operating results.

Our current development strategy relies heavily on our relationship with ICM.

We rely heavily upon our relationship with ICM. In October 2008, we entered into a development agreement and a commercialization agreement with ICM. Pursuant to the terms of the development agreement, ICM engineers helped us install the equipment necessary to test and develop our isobutanol fermentation process at ICM’s 1 MGPY ethanol demonstration facility, and ICM agreed to assist us in running and maintaining the converted plant. We currently use the demonstration plant to improve our second-generation biocatalyst and develop processes for commercial-scale production of isobutanol. Under the commercialization agreement, ICM serves as our exclusive engineering, procurement and construction, or EPC, contractor for the retrofit of ICM-designed ethanol plants, and we serve as ICM’s exclusive technology partner for the production of butanols, pentanols and propanols from the fermentation of sugars.

Because ICM has designed approximately 60% of the operating ethanol production capacity in the US, we believe that our exclusive alliance with ICM will provide us with a competitive advantage and allow us to more quickly achieve commercial-scale production of isobutanol. However, ICM may fail to fulfill its obligations to us under our agreements and under certain circumstances, such as a breach of confidentiality by us, can terminate the agreements. In addition, ICM may assign the agreements without our consent in connection with a change of control. Since adapting our technology to commercial-scale production of isobutanol and then retrofitting ethanol plants to use our technology is a major part of our commercialization strategy, losing our exclusive alliance with ICM would slow our technological and commercial development. It could also force us to find a new contractor with less experience than ICM in designing and building ethanol plants, or to invest the time and resources necessary to retrofit plants on our own. Such retrofits may be less successful than if performed by ICM engineers, and retrofitted plants might operate less efficiently than expected. This could substantially hinder our ability to expand our production capacity, and could severely impact our performance. If ICM fails to fulfill its obligations to us under our agreements and our competitors obtain access to ICM’s expertise, our ability to realize continued development and commercial benefits from our alliance could be affected. Accordingly, if we lose our exclusive alliance with ICM, if ICM terminates or breaches its agreements with us, or if ICM assigns its agreements with us to a competitor of ours or to a third party that is not willing to work with us on the same terms or commit the same resources, our business and prospects could be harmed.

We may require substantial additional financing to achieve our goals, and a failure to obtain this capital when needed or on acceptable terms could force us to delay, limit, reduce or terminate our development and commercialization efforts.

Since our inception, most of our resources have been dedicated towards research and development, as well as demonstrating the effectiveness of our technology at the St. Joseph, Missouri plant. We believe

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that we will continue to expend substantial resources for the foreseeable future on further developing our technologies and accessing facilities necessary for the production of isobutanol on a commercial scale. These expenditures will include costs associated with research and development, accessing existing ethanol plants, retrofitting the plants to produce isobutanol, obtaining government and regulatory approvals, acquiring or constructing storage facilities and negotiating supply agreements for the isobutanol we produce. In addition, other unanticipated costs may arise. Because the costs of developing our technology at a commercial scale are highly uncertain, we cannot reasonably estimate the amounts necessary to successfully commercialize our production.

To date, we have funded our operations primarily through private equity offerings and the issuance of convertible and nonconvertible debt. We believe that the net proceeds from this offering, together with our existing cash and cash equivalents and government grants, will allow us to take a substantial step toward implementing our strategy. However, based on our current plans and expectations, we will require additional funding to achieve our goal of producing and selling over 500 million gallons of isobutanol in 2014. Moreover, our plans and expectations may change as a result of factors currently unknown to us, and we may need additional funds sooner than planned. We may also choose to seek additional capital sooner than required due to favorable market conditions or strategic considerations.

Our future capital requirements will depend on many factors, including:

➢	the timing of, and costs involved in developing our technologies for commercial-scale production of isobutanol;

➢	the timing of, and costs involved in accessing existing ethanol plants;

➢	the timing of, and costs involved in retrofitting the plants we access with our technologies;

➢	the cost of operating and maintaining the retrofitted plants;

➢	our ability to negotiate agreements supplying suitable biomass to our plants, and the timing and terms of those agreements;

➢	the timing of, and the costs involved in developing adequate storage facilities for the isobutanol we produce;

➢	our ability to gain market acceptance for isobutanol as a specialty chemical, gasoline blendstock and as a raw material for the production of hydrocarbons;

➢	our ability to negotiate supply agreements for the isobutanol we produce, and the timing and terms of those agreements;

➢	our ability to negotiate sales of our isobutanol for commercial-scale production of butenes and other industrially useful chemicals and fuels, and the timing and terms of those sales;

➢	our ability to sell the protein fermentation meal left as a co-product of fermenting isobutanol from corn as animal feedstock;

➢	our ability to establish and maintain strategic partnerships, licensing or other arrangements and the timing and terms of those arrangements; and

➢

the cost of preparing, filing, prosecuting, maintaining, defending and enforcing patent, trademark and other intellectual property claims, including litigation costs and the outcome of such litigation.

Additional funds may not be available when we need them, on terms that are acceptable to us, or at all. If needed funds are not available to us on a timely basis, we may be required to delay, limit, reduce or terminate:

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➢	our research and development activities;

➢	our plans to access and/or retrofit existing ethanol facilities;

➢	our production of isobutanol at retrofitted plants; and/or

➢	our activities in developing storage capacity and negotiating supply agreements that may be necessary for the commercialization of our isobutanol production.

Raising additional capital may cause dilution to our existing stockholders, restrict our operations or require us to relinquish rights to our technologies.

We may seek additional capital through a combination of public and private equity offerings, debt financings, strategic partnerships and licensing arrangements. To the extent that we raise additional capital through the sale or issuance of equity, warrants or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a stockholder. If we raise capital through debt financing, it may involve agreements that include covenants limiting or restricting our ability to take certain actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise additional funds through strategic partnerships and licensing agreements with third parties, we may have to relinquish valuable rights to our technologies, or grant licenses on terms that are not favorable to us. If we are unable to raise additional funds when needed, we may be required to delay, limit, reduce or terminate our development and commercialization efforts.

Our quarterly operating results may fluctuate in the future. As a result, we may fail to meet or exceed the expectations of research analysts or investors, which could cause our stock price to decline.

Our financial condition and operating results have varied significantly in the past and may continue to fluctuate from quarter to quarter and year to year in the future due to a variety of factors, many of which are beyond our control. Factors relating to our business that may contribute to these fluctuations are described elsewhere in this prospectus. Accordingly, the results of any prior quarterly or annual periods should not be relied upon as indications of our future operating performance.

If we lose our licensed intellectual property rights we may be unable to continue our business.

We are a party to certain license agreements, including with Cargill, The Regents of the University of California, or The Regents, and the California Institute of Technology, or Caltech, pursuant to which we license key intellectual property. These license agreements impose various diligence, milestone payment, royalty, insurance and other obligations on us. If we fail to comply with any of these obligations, the licensors may have the right to reduce an exclusive license of intellectual property to a nonexclusive license or to terminate the license completely, in which case our competitors may gain access to these important licensed technologies or we may be unable to develop or market products covered by the licensed intellectual property. If we lose rights that are important to our isobutanol production, our business may be materially affected. We may enter into additional licenses in the future, and if we fail to comply with obligations under those agreements, we could suffer similar consequences.

Fluctuations in the price of corn and other feedstocks may affect our cost structure.

Our approach to the biofuels and chemicals markets will be dependent on the price of corn and other feedstocks that will be used to produce isobutanol. A decrease in the availability of plant feedstocks or an increase in the price may have a material adverse effect on our financial condition and operating results. At certain levels, prices may make these products uneconomical to use and produce.

Risk factors

The price and availability of corn and plant feedstocks may be influenced by general economic, market and regulatory factors. These factors include weather conditions, farming decisions, government policies and subsidies with respect to agriculture and international trade, and global demand and supply. The significance and relative impact of these factors on the price of plant feedstocks is difficult to predict, especially without knowing what types of plant feedstock materials we may need to use.

Fluctuations in petroleum prices and customer demand patterns may reduce demand for biofuels and biobased chemicals.

We anticipate marketing our biofuel as an alternative to petroleum-based fuels. Therefore, if the price of oil falls, any revenues that we generate from biofuel products could decline, and we may be unable to produce products that are a commercially viable alternative to petroleum-based fuels. Additionally, demand for liquid transportation fuels, including biofuels, may decrease due to economic conditions or otherwise. We will encounter similar risks in the chemicals industry, where declines in the price of oil may make petroleum-based hydrocarbons less expensive, which could reduce the competitiveness of our biobased alternatives.

Reductions or changes to existing regulations and policies may present technical, regulatory and economic barriers, all of which may significantly reduce demand for biofuels or our ability to supply isobutanol.

The market for biofuels is heavily influenced by foreign, federal, state and local government regulations and policies concerning the petroleum industry. For example, in 2007, the US Congress passed an alternative fuels mandate that currently calls for 13 billion gallons of liquid transportation fuels sold in 2010 to come from alternative sources, including biofuels, a mandate that grows to 36 billion gallons by 2022. Of this amount, a minimum of 21 billion gallons must be advanced biofuels. In the US and in a number of other countries, these regulations and policies have been modified in the past and may be modified again in the future. Any reduction in mandated requirements for fuel alternatives and additives to gasoline may cause demand for biofuels to decline and deter investment in the research and development of biofuels. Market uncertainty regarding future policies may also affect our ability to develop new biofuels products or to license our technologies to third parties. Any inability to address these requirements and any regulatory or policy changes could have a material adverse effect on our biofuels business, financial condition and results of operations. Our other potential bioindustrial products may be subject to additional regulations.

Additionally, like the ethanol facilities we plan to retrofit, our isobutanol plants will emit greenhouse gasses. Any changes in state or federal emissions regulations, including the passage of cap-and-trade legislation or a carbon tax, could limit our production of isobutanol and protein fermentation meal and increase our operating costs, which could have a material adverse effect on our business, financial condition and results of operations.

If we engage in any acquisitions, we will incur a variety of costs and may potentially face numerous risks that could adversely affect our business and operations.

If appropriate opportunities become available, we expect to acquire businesses, assets, technologies or products to enhance our business in the future. In connection with any future acquisitions, we could:

➢	issue additional equity securities which would dilute our current stockholders;

➢	incur substantial debt to fund the acquisitions; or

➢	assume significant liabilities.

Risk factors

Acquisitions involve numerous risks, including problems integrating the purchased operations, technologies or products, unanticipated costs and other liabilities, diversion of management’s attention from our core businesses, adverse effects on existing business relationships with current and/or prospective partners, customers and/or suppliers, risks associated with entering markets in which we have no or limited prior experience and potential loss of key employees. Other than our acquisition of Agri-Energy, we have not engaged in acquisitions in the past, and do not have experience in managing the integration process. Therefore, we may not be able to successfully integrate any businesses, assets, products, technologies or personnel that we might acquire in the future without a significant expenditure of operating, financial and management resources, if at all. The integration process could divert management time from focusing on operating our business, result in a decline in employee morale and cause retention issues to arise from changes in compensation, reporting relationships, future prospects or the direction of the business. Acquisitions may also require us to record goodwill, non-amortizable intangible assets that will be subject to impairment testing on a regular basis and potential periodic impairment charges, incur amortization expenses related to certain intangible assets and incur large and immediate write-offs and restructuring and other related expenses, all of which could harm our operating results and financial condition. In addition, we may acquire companies that have insufficient internal financial controls, which could impair our ability to integrate the acquired company and adversely impact our financial reporting. If we fail in our integration efforts with respect to any of our acquisitions and are unable to efficiently operate as a combined organization, our business, financial condition and results of operations may be materially adversely affected.

If we lose key personnel, including key management personnel, or are unable to attract and retain additional personnel, it could delay our product development programs and harm our research and development efforts, we may be unable to pursue partnerships or develop our own products and it may trigger an event of default under our loan agreements with TriplePoint.

Our business is complex and we intend to target a variety of markets. Therefore, it is critical that our management team and employee workforce are knowledgeable in the areas in which we operate. The loss of any key members of our management, including our named executive officers, or the failure to attract or retain other key employees who possess the requisite expertise for the conduct of our business, could prevent us from developing and commercializing our products for our target markets and entering into partnerships or licensing arrangements to execute our business strategy. In addition, the loss of any key scientific staff, or the failure to attract or retain other key scientific employees, could prevent us from developing and commercializing our products for our target markets and entering into partnerships or licensing arrangements to execute our business strategy. We may not be able to attract or retain qualified employees in the future due to the intense competition for qualified personnel among biotechnology and other technology-based businesses, particularly in the advanced biofuels area, or due to the limited availability of personnel with the qualifications or experience necessary for our renewable chemicals and advanced biofuels business. If we are not able to attract and retain the necessary personnel to accomplish our business objectives, we may experience staffing constraints that will adversely affect our ability to meet the demands of our partners and customers in a timely fashion or to support our internal research and development programs. In particular, our product and process development programs are dependent on our ability to attract and retain highly skilled scientists. Competition for experienced scientists and other technical personnel from numerous companies and academic and other research institutions may limit our ability to do so on acceptable terms. Additionally, certain changes in our management could trigger an event of default under our loan and security agreements with TriplePoint, and we could be forced to pay the outstanding balance of the loan(s) in full. All of our employees are at-will employees, which means that either the employee or we may terminate their employment at any time.

Risk factors

Our planned activities will require additional expertise in specific industries and areas applicable to the products and processes developed through our technology platform or acquired through strategic or other transactions, especially in the end markets that we seek to penetrate. These activities will require the addition of new personnel, and the development of additional expertise by existing personnel. The inability to attract personnel with appropriate skills or to develop the necessary expertise could impair our ability to grow our business.

Our ability to compete may decline if we do not adequately protect our proprietary technologies or if we lose some of our intellectual property rights through costly litigation or administrative proceedings.

Our success will depend in part on our ability to obtain patents and maintain adequate protection of our intellectual property covering our technologies and products and potential products in the US and other countries. We have adopted a strategy of seeking patent protection in the US and in certain foreign countries with respect to certain of the technologies used in or relating to our products and processes. As such, as of October 14, 2010, we exclusively licensed rights to 73 issued patents and filed patent applications in the US and in various foreign jurisdictions, and we own rights to approximately 179 filed patent applications in the US and in various foreign jurisdictions. All patents expire, and any patent will only provide us commercial advantage for a limited period of time, if at all. Our patent applications are directed to our enabling technologies and to our methods and products which support our business in the advanced biofuels and renewable chemicals markets. We intend to continue to apply for patents relating to our technologies, methods and products as we deem appropriate.

A filed patent application does not guarantee a patent will issue and a patent issuing does not guarantee its validity, nor does it give us the right to practice the patented technology or commercialize the patented product. Third parties may have or obtain rights to “blocking patents” that could be used to prevent us from commercializing our products or practicing our technology. The scope and validity of patents and success in prosecuting patent applications involve complex legal and factual questions and, therefore, issuance, coverage and validity cannot be predicted with any certainty. Patents issuing from our filed applications may be challenged, invalidated or circumvented. Moreover, third parties could practice our inventions in secret and in territories where we do not have patent protection. Such third parties may then try to sell or import products made using our inventions in and into the US or other territories and we may be unable to prove that such products were made using our inventions. Additional uncertainty may result from potential passage of patent reform legislation by the US Congress and from legal precedent as handed down by the US Court of Appeals for the Federal Circuit and the US Supreme Court, as they determine legal issues concerning the scope, validity and construction of patent claims. Because patent applications in the US and many foreign jurisdictions are typically not published until 18 months after filing, or in some cases not at all, and because publication of discoveries in the scientific literature often lags behind the actual discoveries, there is additional uncertainty as to the validity of any patents that may issue and the potential for blocking patents coming into force at some future date. Accordingly, we cannot ensure that any of our currently filed or future patent applications will result in issued patents, or even if issued, predict the scope of the claims that may issue in our and other companies’ patents. Given that the degree of future protection for our proprietary rights is uncertain, we cannot ensure that: (i) we were the first to make the inventions covered by each of our filed applications, (ii) we were the first to file patent applications for these inventions, (iii) the proprietary technologies we develop will be patentable, (iv) any patents issued will be broad enough in scope to provide commercial advantage and prevent circumvention, and (v) that competitors and other parties do not have or will not obtain patent protection that will block our development and commercialization activities.

These concerns apply equally to patents we have licensed, which may likewise be challenged, invalidated or circumvented, and the licensed technologies may be obstructed from commercialization by competitors’ “blocking patents.” In addition we generally do not control the patent prosecution and

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maintenance of subject matter that we license from others. Generally, the licensors are primarily or wholly responsible for the patent prosecution and maintenance activities pertaining to the patent applications and patents we license, while we may only be afforded opportunities to comment on such activities. Accordingly, we are unable to exercise the same degree of control over licensed intellectual property as we exercise over our own intellectual property and we face the risk that our licensors will not prosecute or maintain it as effectively as we would like.

In addition, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. Monitoring unauthorized use of our intellectual property is difficult, particularly where, as here, the end products reaching the market generally do not reveal the processes used in their manufacture, and particularly in certain foreign countries where the local laws may not protect our proprietary rights as fully as in the US, so we cannot be certain that the steps we have taken in obtaining intellectual property and other proprietary rights will prevent unauthorized use of our technology. If competitors are able to use our technology without our authorization, our ability to compete effectively could be harmed. Moreover, competitors and other parties such as universities may independently develop and obtain patents for technologies that are similar to or superior to our technologies. If that happens, the potential competitive advantages provided by our intellectual property may decline. We may then need to license these competing technologies, and we may not be able to obtain licenses on reasonable terms, if at all, which could cause material harm to our business.

Our commercial success also depends in part on not infringing patents and proprietary rights of third parties, and not breaching any licenses or other agreements that we have entered into with regard to our technologies, products and business. We cannot be certain that patents have not or will not issue to third parties that could block our ability to obtain patents or to operate our business as we would like or at all. There may be patents in some countries that, if valid, may block our ability to commercialize products in those countries if we are unsuccessful in circumventing or acquiring rights to these patents. There also may be claims in patent applications filed in some countries that, if granted and valid, may also block our ability to commercialize products or processes in these countries if we are unable to circumvent or license them.

As is commonplace in the biotechnology industries, some of our directors, employees and consultants are or have been employed at, or associated with, companies and universities that compete with us or have or will develop similar technologies and related intellectual property. While employed at these companies, these employees, directors and consultants may have been exposed to or involved in research and technology similar to the areas of research and technology in which we are engaged. Though we have not received such a complaint, we may be subject to allegations that we, our directors, employees or consultants have inadvertently or otherwise used, misappropriated or disclosed alleged trade secrets or confidential or proprietary information of those companies. Litigation may be necessary to defend against such allegations and the outcome of any such litigation would be uncertain.

Under some of our research agreements, our partners share joint rights in certain intellectual property we develop. For example, under our development agreement with ICM we have exclusive rights to all intellectual property developed within the defined scope of the project, but all other intellectual property developed pursuant to the agreement is to be jointly owned. Such provisions may limit our ability to gain commercial benefit from some of the intellectual property we develop, and may lead to costly or time-consuming disputes with parties with whom we have commercial relationships over rights to certain innovations.

Risk factors

As with many other markets, we believe that the various bioindustrial markets in which we operate will be subject to frequent and extensive litigation regarding patents and other intellectual property rights. Historically, companies in many industries have employed intellectual property litigation as a way to gain a competitive advantage. Litigation may be necessary for us to assert or defend claims of infringement, enforce patents we own or license, protect trade secrets or determine the enforceability, scope and validity of the intellectual property rights of others. Our involvement in litigation, interferences, opposition proceedings or other intellectual property proceedings inside and outside of the US may divert management time from focusing on business operations, could cause us to spend significant amounts of money and may have no guarantee of success. Any potential intellectual property litigation also could force us to do one or more of the following:

➢	stop selling, incorporating, manufacturing or using our products that use the subject intellectual property;

➢	obtain from a third party asserting its intellectual property rights, a license to sell or use the relevant technology, which license may not be available on reasonable terms, or at all;

➢

redesign those products or processes that use any allegedly infringing or misappropriated technology, which may result in significant cost or delay to us, or which redesign could be technically infeasible; or

➢	pay damages, including the possibility of treble damages in a patent case if a court finds us to have willfully infringed certain intellectual property rights.

We are aware of a significant number of patents and patent applications relating to aspects of our technologies filed by, and issued to, third parties. We cannot assure you that if this third-party intellectual property is asserted against us that we would ultimately prevail.

If any other party has filed patent applications or obtained patents that claim inventions also claimed by us, we may have to participate in interference proceedings declared by the US Patent and Trademark Office to determine priority of invention and, thus, the right to the patents for these inventions in the US. These proceedings could result in substantial cost to us even if the outcome is favorable. Even if successful, an interference may result in loss of certain claims. Even successful interference outcomes could result in significant legal fees and other expenses, diversion of management time and efforts and disruption in our business. Uncertainties resulting from initiation and continuation of any patent or related litigation could harm our ability to compete.

Our government grants are subject to uncertainty, which could harm our business and results of operations.

We have received various government grants, including a cooperative agreement, to complement and enhance our own resources. We may seek to obtain government grants and subsidies in the future to offset all or a portion of the costs of retrofitting existing ethanol manufacturing facilities and research and development activities. We cannot be certain that we will be able to secure any such government grants or subsidies. Any of our existing grants or new grants that we may obtain may be terminated, modified or recovered by the granting governmental body under certain conditions.

We may also be subject to audits by government agencies as part of routine audits of our activities funded by our government grants. As part of an audit, these agencies may review our performance, cost structures and compliance with applicable laws, regulations and standards. Funds available under grants must be applied by us toward the research and development programs specified by the granting agencies, rather than for all of our programs generally. If any of our costs are found to be allocated improperly, the costs may not be reimbursed and any costs already reimbursed may have to be refunded. Accordingly, an audit could result in an adjustment to our revenues and results of operations.

Risk factors

We have received funding from US government agencies, which could negatively affect our intellectual property rights.

Some of our research has been funded by grants from US government agencies. When new technologies are developed with US government funding, the government obtains certain rights in any resulting patents and technical data, generally including, at a minimum, a nonexclusive license authorizing the government to use the invention or technical data for noncommercial purposes. US government funding must be disclosed in any resulting patent applications, and our rights in such inventions will normally be subject to government license rights, periodic progress reporting, foreign manufacturing restrictions and march-in rights. March-in rights refer to the right of the US government, under certain limited circumstances, to require us to grant a license to technology developed under a government grant to a responsible applicant, or, if we refuse, to grant such a license itself. March-in rights can be triggered if the government determines that we have failed to work sufficiently towards achieving practical application of a technology or if action is necessary to alleviate health or safety needs, to meet requirements of federal regulations or to give preference to US industry. If we breach the terms of our grants, the government may gain rights to the intellectual property developed in our related research. The government’s rights in our intellectual property may lessen its commercial value, which could adversely affect our performance.

We may not be able to enforce our intellectual property rights throughout the world.

The laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the US. Many companies have encountered significant problems in protecting and enforcing intellectual property rights in certain foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to bioindustrial technologies. This could make it difficult for us to stop the infringement of our patents or misappropriation of our other intellectual property rights. Proceedings to enforce our patents and other proprietary rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business. Accordingly, our efforts to enforce our intellectual property rights in such countries may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop.

If our biocatalysts, or the genes that code for our biocatalysts, are stolen, misappropriated or reverse engineered, others could use these biocatalysts or genes to produce competing products.

Third parties, including our contract manufacturers, customers and those involved in shipping our biocatalysts may have custody or control of our biocatalysts. If our biocatalysts, or the genes that code for our biocatalysts, were stolen, misappropriated or reverse engineered, they could be used by other parties who may be able to reproduce these biocatalysts for their own commercial gain. If this were to occur, it would be difficult for us to discover or challenge this type of use, especially in countries with limited intellectual property protection.

Confidentiality agreements with employees and others may not adequately prevent disclosures of trade secrets and other proprietary information.

We rely in part on trade secret protection to protect our confidential and proprietary information and processes. However, trade secrets are difficult to protect. We have taken measures to protect our trade secrets and proprietary information, but these measures may not be effective. We require new employees and consultants to execute confidentiality agreements upon the commencement of an employment or consulting arrangement with us. These agreements generally require that all confidential information developed by the individual or made known to the individual by us during the course of the individual’s

Risk factors

relationship with us be kept confidential and not disclosed to third parties. These agreements also generally provide that know-how and inventions conceived by the individual in the course of rendering services to us shall be our exclusive property. Nevertheless, these agreements may not be enforceable, our proprietary information may be disclosed, third parties could reverse engineer our biocatalysts and others may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

We may face substantial competition, which could adversely affect our performance and growth.

We may face substantial competition in the markets for isobutanol, plastics, fibers, rubber, other polymers and hydrocarbon fuels. Our competitors include companies in the incumbent petroleum-based industry as well as those in the nascent biorenewable industry. The incumbent petroleum-based industry benefits from a large established infrastructure, production capability and business relationships. The incumbents’ greater resources and financial strength provide significant competitive advantages that we may not be able to overcome in a timely manner.

The biorenewable industry is characterized by rapid technological change. Our future success will depend on our ability to maintain a competitive position with respect to technological advances. Technological development by others may impact the competitiveness of our products in the marketplace. Competitors and potential competitors who have greater resources and experience than we do may develop products and technologies that make ours obsolete or may use their greater resources to gain market share at our expense.

In the gasoline blendstock market, we will compete with renewable ethanol producers (including those working to produce ethanol from cellulosic feedstocks), producers of alkylate from petroleum and producers of other blendstocks, all of whom may reduce our ability to obtain market share or maintain our price levels.

Significant competitors in these areas include Codexis, Inc., which is engaged with Equilon Enterprises LLC dba Shell Oil Products US, or Shell, in a research and development collaboration under which they are developing biocatalysts for use in producing advanced biofuels; Novozymes A/S, which has partnered with a number of companies and organizations on a regional basis to develop or produce biofuels, and recently opened a biofuel demonstration plant with Inbicon A/S of Denmark; Danisco A/S/Genencor, which has formed a joint venture with E.I. Du Pont De Nemours and Company, or DuPont, called DuPont Danisco Cellulosic Ethanol LLC, and is marketing a line of cellulases to convert biomass into sugar; Royal DSM N.V., which received a grant from the US Department of Energy to be the lead partner in a technical consortium including Abengoa Bioenergy New Technologies, Inc., and is developing cost-effective enzyme technologies; Mascoma Corporation, which has entered into a feedstock processing and lignin supply agreement with Chevron Technology Ventures, a division of Chevron USA., Inc.; and BP, p.l.c., or BP, which has purchased Vercipia Biofuels, LLC and technology from Verenium Corporation to develop a commercial-scale cellulosic ethanol facility. Range Fuels, Inc. is also focused on developing non-biocatalytic thermochemical processes to convert cellulosic biomass into fuels, and Coskata, Inc. is developing a hybrid thermochemical-biocatalytic process to produce ethanol from a variety of feedstocks.

In the production of cellulosic biofuels, key competitors include Shell Oil, BP, DuPont-Danisco Cellulosic Ethanol LLC, Abengoa Bioenergy, S.A., POET, LLC, ICM, Mascoma, Range Fuels, Inbicon A/S, INEOS New Planet BioEnergy LLC, Coskata, Archer Daniels Midland Company, BlueFire Ethanol, Inc., KL

Risk factors

Energy Corporation, ZeaChem Inc., Iogen Corporation, Qteros, Inc., AE Biofuels, Inc. and many smaller start-up companies. If these companies are successful in establishing low cost cellulosic ethanol or other fuel production, it could negatively impact the market for our isobutanol as a gasoline blendstock.

Additionally, DuPont has announced plans to develop and market isobutanol through Butamax Advanced Biofuels LLC, or Butamax, a joint venture with BP. A number of companies including Cathay Industrial Biotech, Ltd., Green Biologics Ltd., METabolic Explorer, S.A., TetraVitae Bioscience, Inc. and Cobalt Technologies, Inc. are developing n-butanol production capability from a variety of renewable feedstocks. Academic and government institutions may also develop technologies which will compete with us in the blendstock market.

If any of these competitors succeed in producing blendstocks more efficiently, in higher volumes or offering superior performance than our isobutanol, our financial performance may suffer. Furthermore, if our competitors have more success marketing their products or reach development or supply agreements with major customers, our competitive position may also be harmed.

In the plastics, fibers, rubber and other polymers markets, we face competition from incumbent petroleum-derived products, other renewable isobutanol producers and renewable n-butanol producers. Our competitive position versus the incumbent petroleum-derived products and other renewable butanol producers may not be favorable. Petroleum-derived products have dominated the market for many years and there is substantial existing infrastructure for production from petroleum sources, which may impede our ability to establish a position in these markets. Other isobutanol and n-butanol companies may develop technologies that prove more effective than our isobutanol production technology, or more adept at marketing their production. Additionally, one small company in France, Global Bioenergies, S.A., is pursuing the production of isobutylene from renewable carbohydrates directly. Since conversion of isobutanol to butenes such as isobutylene is a key step in producing many plastics, fibers, rubber and other polymers from our isobutanol, this direct production of renewable isobutylene, if successful, could limit our opportunities in these markets.

In the markets for the hydrocarbon fuels that we plan to produce from our isobutanol, we will face competition from the incumbent petroleum-based fuels industry. The incumbent petroleum-based fuels industry makes the vast majority of the world’s gasoline, jet and diesel fuels and blendstocks. It is a mature industry with a substantial base of infrastructure for the production and distribution of petroleum-derived products. The size, established infrastructure and significant resources of many companies in this industry may put us at a substantial competitive disadvantage, and delay or prevent the establishment and growth of our business in the market for hydrocarbon fuels.

Biofuels companies may also provide substantial competition in the hydrocarbon fuels market. With respect to production of renewable gasoline, biofuels competitors are numerous and include both large established companies and numerous startups. One competitor, Virent Energy Systems, Inc., or Virent, has developed a process for making gasoline and gasoline blendstocks, and many other competitors may do so as well. In the jet fuel market, we will face competition from companies such as Synthetic Genomics, Inc., Solazyme, Inc., Sapphire Energy, Inc. and Exxon-Mobil Corporation that are pursuing production of jet fuel from algae-based technology. LS9, Inc. and others are also targeting production of jet fuels from renewable biomass. We may also face competition from companies working to produce jet fuel from hydrogenated fatty acid methyl esters. In the diesel fuels market, competitors such as Amyris Biotechnologies, Inc., or Amyris, and LS9 have developed technologies for production of alternative hydrocarbon diesel fuel.

In the plastics, fibers, rubber and other polymers markets and the hydrocarbon fuels market, we expect to face vigorous competition from existing technologies. The companies we may compete with may have

Risk factors

significantly greater access to resources, far more industry experience and/or more established sales and marketing networks. Additionally, since we do not plan to produce most of these products directly, we depend on the willingness of potential customers to purchase and convert our isobutanol into their products. These potential customers generally have well-developed manufacturing processes and arrangements with suppliers of the chemical components of their products and may have a resistance to changing these processes and components. These potential customers frequently impose lengthy and complex product qualification procedures on their suppliers, influenced by consumer preference, manufacturing considerations such as process changes and capital and other costs associated with transitioning to alternative components, supplier operating history, regulatory issues, product liability and other factors, many of which are unknown to, or not well understood by, us. Satisfying these processes may take many months or years. If we are unable to convince these potential customers that our isobutanol is comparable or superior to the alternatives that they currently use, we will not be successful in entering these markets and our business will be adversely affected.

We also face challenges in marketing our isobutanol. Though we intend to enhance our competitiveness through partnerships and joint development agreements, some competitors may gain an advantage by securing more valuable partnerships for developing their hydrocarbon products than we are able to obtain. Such partners could include major petrochemical, refiner or end-user companies. Additionally, petrochemical companies may develop alternative pathways for hydrocarbon production that may be less expensive, and may utilize more readily available infrastructure than that used to convert our isobutanol into hydrocarbon products.

We plan to enter into joint ventures through which we will sell significant volumes of our isobutanol to partners who will convert it into useful hydrocarbons or use it as a fuel or fuel blendstock. However, if any of these partners instead negotiate supply agreements with other buyers for the isobutanol they purchase from us, or sell it into the open market, they may become competitors of ours in the field of isobutanol sales. This could significantly reduce our profitability and hinder our ability to negotiate future supply agreements for our isobutanol, which could have an adverse effect on our performance.

Our ability to compete successfully will depend on our ability to develop proprietary products that reach the market in a timely manner and are technologically superior to and/or are less expensive than other products on the market. Many of our competitors have substantially greater production, financial, research and development, personnel and marketing resources than we do. In addition, certain of our competitors may also benefit from local government subsidies and other incentives that are not available to us. As a result, our competitors may be able to develop competing and/or superior technologies and processes, and compete more aggressively and sustain that competition over a longer period of time than we could. Our technologies and products may be rendered obsolete or uneconomical by technological advances or entirely different approaches developed by one or more of our competitors. As more companies develop new intellectual property in our markets, the possibility of a competitor acquiring patent or other rights that may limit our products or potential products increases, which could lead to litigation. Furthermore, to secure purchase agreements from certain customers, we may be required to enter into exclusive supply contracts, which could limit our ability to further expand our sales to new customers. Likewise, major potential customers may be locked into long-term, exclusive agreements with our competitors, which could inhibit our ability to compete for their business.

In addition, various governments have recently announced a number of spending programs focused on the development of clean technologies, including alternatives to petroleum-based fuels and the reduction of carbon emissions. Such spending programs could lead to increased funding for our competitors or a rapid increase in the number of competitors within those markets.

Risk factors

Our limited resources relative to many of our competitors may cause us to fail to anticipate or respond adequately to new developments and other competitive pressures. This failure could reduce our competitiveness and market share, adversely affect our results of operations and financial position and prevent us from obtaining or maintaining profitability.

The terms of our loan and security agreements with Lighthouse and TriplePoint may restrict our ability to engage in certain transactions.

In December 2006, we entered into a loan and security agreement with Lighthouse Capital Partners V, L.P., or Lighthouse, and in August 2010, we entered into two loan and security agreements with TriplePoint. Pursuant to the terms of these loan and security agreements, we cannot engage in certain actions, including disposing of certain assets, granting or otherwise allowing the imposition of a lien against certain assets, incurring certain kinds of additional indebtedness or acquiring or merging with another entity, excluding Agri-Energy, unless we receive the prior approval of Lighthouse and/or TriplePoint. If Lighthouse and/or TriplePoint do not consent to any of the actions that we desire to take, we could be prohibited from engaging in transactions which could be beneficial to our business and our stockholders or could be forced to pay the outstanding balance of the loan(s) in full. As of August 31, 2010, the aggregate outstanding principal and final payment under the loan from Lighthouse was approximately $3.1 million, and the aggregate outstanding principal and end-of-term payment under Gevo, Inc.’s loan from TriplePoint was approximately $5.4 million. In September 2010, in order to finance the acquisition of Agri-Energy, Gevo Development borrowed an additional $12.5 million pursuant to our existing loan and security agreements with TriplePoint. Immediately after the closing of the Agri-Energy acquisition, the $12.5 million loan and security agreement was amended to name Agri-Energy as a borrower under the loan.

Business interruptions could delay us in the process of developing our products and could disrupt our sales.

We are vulnerable to natural disasters and other events that could disrupt our operations, such as riot, civil disturbances, war, terrorist acts, flood, infections in our laboratory or production facilities or those of our contract manufacturers and other events beyond our control. We do not have a detailed disaster recovery plan. In addition, we may not carry sufficient business interruption insurance to compensate us for losses that may occur. Any losses or damages we incur could have a material adverse effect on our cash flows and success as an overall business. Furthermore, ICM may terminate our commercialization agreement and The Regents may terminate our license agreement if a force majeure event interrupts our operations for a specified period of time.

Ethical, legal and social concerns about genetically engineered products and processes, and similar concerns about feedstocks grown on land that could be used for food production, could limit or prevent the use of our products, processes and technologies and limit our revenues.

Some of our processes involve the use of genetically engineered organisms or genetic engineering technologies. Additionally, our feedstocks may be grown on land that could be used for food production, which subjects our feedstock sources to “food versus fuel” concerns. If we are not able to overcome the ethical, legal and social concerns relating to genetic engineering or food versus fuel, our products and processes may not be accepted. Any of the risks discussed below could result in increased expenses, delays or other impediments to our programs or the public acceptance and commercialization of products and processes dependent on our technologies or inventions. Our ability to develop and commercialize one or more of our technologies, products, or processes could be limited by the following factors:

➢

public attitudes about the safety and environmental hazards of, and ethical concerns over, genetic research and genetically engineered products and processes, which could influence public acceptance of our technologies, products and processes;

Risk factors

➢

public attitudes regarding, and potential changes to laws governing ownership of genetic material, which could harm our intellectual property rights with respect to our genetic material and discourage others from supporting, developing or commercializing our products, processes and technologies;

➢

public attitudes and ethical concerns surrounding production of feedstocks on land which could be used to grow food, which could influence public acceptance of our technologies, products and processes;

➢	governmental reaction to negative publicity concerning genetically engineered organisms, which could result in greater government regulation of genetic research and derivative products; and

➢	governmental reaction to negative publicity concerning feedstocks produced on land which could be used to grow food, which could result in greater government regulation of feedstock sources.

The subjects of genetically engineered organisms and food versus fuel have received negative publicity, which has aroused public debate. This adverse publicity could lead to greater regulation and trade restrictions on imports of genetically engineered products or feedstocks grown on land suitable for food production.

The biocatalysts that we develop have significantly enhanced characteristics compared to those found in naturally occurring enzymes or microbes. While we produce our biocatalysts only for use in a controlled industrial environment, the release of such biocatalysts into uncontrolled environments could have unintended consequences. Any adverse effect resulting from such a release could have a material adverse effect on our business and financial condition, and we may be exposed to liability for any resulting harm.

Compliance with stringent laws and regulations may be time consuming and costly, which could adversely affect the commercialization of our biofuels products.

Any biofuels developed using our technologies will need to meet a significant number of regulations and standards, including regulations imposed by the US Department of Transportation, the EPA, the FAA, various state agencies and others. Any failure to comply, or delays in compliance, with the various existing and evolving industry regulations and standards could prevent or delay the commercialization of any biofuels developed using our technologies and subject us to fines and other penalties.

We use hazardous materials in our business and we must comply with environmental laws and regulations. Any claims relating to improper handling, storage or disposal of these materials or noncompliance of applicable laws and regulations could be time consuming and costly and could adversely affect our business and results of operations.

Our research and development processes involve the use of hazardous materials, including chemical, radioactive and biological materials. Our operations also produce hazardous waste. We cannot eliminate entirely the risk of accidental contamination or discharge and any resultant injury from these materials. Federal, state and local laws and regulations govern the use, manufacture, storage, handling and disposal of, and human exposure to, these materials. We may be sued for any injury or contamination that results from our use or the use by third parties of these materials, and our liability may exceed our total assets. Although we believe that our activities conform in all material respects with environmental laws, there can be no assurance that violations of environmental, health and safety laws will not occur in the future as a result of human error, accident, equipment failure or other causes. Compliance with applicable environmental laws and regulations may be expensive, and the failure to comply with past, present, or future laws could result in the imposition of fines, third-party property damage, product liability and personal injury claims, investigation and remediation costs, the suspension of production or a cessation

Risk factors

of operations, and our liability may exceed our total assets. Liability under environmental laws can be joint and several and without regard to comparative fault. Environmental laws could become more stringent over time imposing greater compliance costs and increasing risks and penalties associated with violations, which could impair our research, development or production efforts and harm our business.

As isobutanol has not previously been used as a commercial fuel in significant amounts, its use subjects us to product liability risks, and we may have difficulties obtaining product liability insurance.

Isobutanol has not been used as a commercial fuel and research regarding its impact on engines and distribution infrastructure is ongoing. Though we intend to test isobutanol further before commercialization, there is a risk that it may damage engines or otherwise fail to perform as expected. If isobutanol degrades the performance or reduces the lifecycle of engines, or causes them to fail to meet emissions standards, market acceptance could be slowed or stopped, and we could be subject to product liability claims. Furthermore, due to isobutanol’s lack of commercial history as a fuel, we are uncertain as to whether we will be able to acquire product liability insurance on reasonable terms, or at all. A significant product liability lawsuit could substantially impair our production efforts and could have a material adverse effect on our business, reputation, financial condition and results of operations.

We may not be able to use some or all of our net operating loss carry-forwards to offset future income.

In general, under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, a corporation that undergoes an “ownership change” is subject to limitation on its ability to utilize its pre-change net operating loss carry-forwards, or net operating losses, to offset future taxable income. We may have experienced one or more ownership changes in prior years, and the issuance of shares in connection with this public offering may itself trigger an ownership change; hence our ability to utilize our net operating losses to offset income if we attain profitability may be limited. In addition, these loss carry-forwards expire at various times through 2029. The Company believes that it is more likely than not that these carry-forwards will not result in any material future tax savings.

If we fail to maintain an effective system of internal controls, we might not be able to report our financial results accurately or prevent fraud; in that case, our stockholders could lose confidence in our financial reporting, which would harm our business and could negatively impact the price of our stock.

Effective internal controls are necessary for us to provide reliable financial reports and prevent fraud. In addition, Section 404 of the Sarbanes-Oxley Act of 2002 will require us and, in the event we are an accelerated filer, our independent registered public accounting firm to evaluate and report on our internal control over financial reporting beginning with our Annual Report on Form 10-K for the year ending December 31, 2011. The process of implementing our internal controls and complying with Section 404 will be expensive and time consuming, and will require significant attention of management. We cannot be certain that these measures will ensure that we implement and maintain adequate controls over our financial processes and reporting in the future. Even if we conclude, and our independent registered public accounting firm concurs, that our internal control over financial reporting provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, because of its inherent limitations, internal control over financial reporting may not prevent or detect fraud or misstatements. Failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our results of operations or cause us to fail to meet our reporting obligations. If we or our independent registered public accounting firm discover a material weakness, the

Risk factors

disclosure of that fact, even if quickly remedied, could reduce the market’s confidence in our financial statements and harm our stock price. In addition, a delay in compliance with Section 404 could subject us to a variety of administrative sanctions, including SEC action, ineligibility for short form resale registration, the suspension or delisting of our common stock from the stock exchange on which it is listed and the inability of registered broker-dealers to make a market in our common stock, which would further reduce our stock price and could harm our business.

RISKS RELATING TO THIS OFFERING

We are subject to anti-takeover provisions in our certificate of incorporation and bylaws and under Delaware law that could delay or prevent an acquisition of our company, even if the acquisition would be beneficial to our stockholders.

Provisions in our amended and restated certificate of incorporation and our bylaws, both of which will become effective upon the completion of this offering, may delay or prevent an acquisition of us. Among other things, our amended and restated certificate of incorporation and bylaws will provide for a board of directors which is divided into three classes, with staggered three-year terms and will provide that all stockholder action must be effected at a duly called meeting of the stockholders and not by a consent in writing, and will further provide that only our board of directors may call a special meeting of the stockholders. These provisions may also frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, who are responsible for appointing the members of our management team. Furthermore, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibits, with some exceptions, stockholders owning in excess of 15% of our outstanding voting stock from merging or combining with us. Finally, our charter documents establish advance notice requirements for nominations for election to our board of directors and for proposing matters that can be acted upon at stockholder meetings. Although we believe these provisions together provide an opportunity to receive higher bids by requiring potential acquirers to negotiate with our board of directors, they would apply even if an offer to acquire our company may be considered beneficial by some stockholders.

Concentration of ownership among our existing officers, directors and principal stockholders may prevent other stockholders from influencing significant corporate decisions and depress our stock price.

When this offering is completed, our officers, directors and existing stockholders who hold at least 5% of our stock will together control approximately     % of our outstanding common stock. As of August 31, 2010, Khosla Ventures I, L.P. and its affiliates, or Khosla Ventures, Virgin Green Fund I, L.P., or Virgin Green, Total Energy Ventures International, Burrill Life Sciences Capital Fund III, L.P., or Burrill, and Malaysian Life Sciences Capital Fund Ltd., or Malaysian Capital, beneficially owned approximately 40.6%, 15.2%, 12.7%, 10.3% and 9.1% of our outstanding common stock, respectively on an as-converted basis, based on the one-to-one conversion rate in effect as of August 31, 2010. See Note 8 of our consolidated financial statements for conversion ratio adjustments that may be applicable upon future events, such as the completion of this offering. If these officers, directors and principal stockholders or a group of our principal stockholders act together, they will be able to exert a significant degree of influence over our management and affairs and control matters requiring stockholder approval, including the election of directors and approval of mergers or other business combination transactions. The interests of this concentration of ownership may not always coincide with our interests or the interests of other stockholders. For instance, officers, directors and principal stockholders, acting together, could cause us to enter into transactions or agreements that we would not otherwise consider.

Risk factors

Similarly, this concentration of ownership may have the effect of delaying or preventing a change in control of our company otherwise favored by our other stockholders. This concentration of ownership could depress our stock price.

Our share price may be volatile and you may be unable to sell your shares at or above the offering price.

The initial public offering price for our shares will be determined by negotiations between us and representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. The market price of shares of our common stock could be subject to wide fluctuations in response to many risk factors listed in this section, and others beyond our control, including:

➢	actual or anticipated fluctuations in our financial condition and operating results;

➢	the position of our cash and cash equivalents;

➢	actual or anticipated changes in our growth rate relative to our competitors;

➢	actual or anticipated fluctuations in our competitors’ operating results or changes in their growth rate;

➢	announcements of technological innovations by us, our partners or our competitors;

➢	announcements by us, our partners or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

➢	the entry into, modification or termination of licensing arrangements;

➢	the entry into, modification or termination of research, development, commercialization or supply arrangements;

➢	additions or losses of customers;

➢	additions or departures of key management or scientific personnel;

➢	competition from existing products or new products that may emerge;

➢	issuance of new or updated research reports by securities or industry analysts;

➢	fluctuations in the valuation of companies perceived by investors to be comparable to us;

➢	disputes or other developments related to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;

➢

changes in existing laws, regulations and policies applicable to our business and products, including the National Renewable Fuel Standard program, and the adoption or failure to adopt carbon emissions regulation;

➢	announcement or expectation of additional financing efforts;

➢	sales of our common stock by us or our stockholders;

➢	share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;

➢	general market conditions in our industry; and

➢	general economic and market conditions, including the recent financial crisis.

Furthermore, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those

Risk factors

companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may negatively impact the market price of shares of our common stock. If the market price of shares of our common stock after this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

A significant portion of our total outstanding shares of common stock is restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares of common stock intend to sell shares, could reduce the market price of our common stock. As of August 31, 2010, our three largest stockholders beneficially own, collectively, approximately 69% of our outstanding common stock. If one or more of them were to sell a substantial portion of the shares they hold, it could cause our stock price to decline. Based on shares outstanding as of August 31, 2010, upon completion of this offering, we will have              outstanding shares of common stock, assuming no exercise of the underwriters’ option to purchase additional shares. This includes the              shares that we are selling in this offering. Of the remaining shares,              shares of common stock will be subject to a 180-day contractual lock-up with the underwriters, and              shares of common stock will be subject to a 180-day contractual lock-up with us. Upon expiration of the lockup agreements, these shares will be eligible for immediate resale, subject in some cases to the volume and other restrictions of Rules 144 and 701 under the Securities Act of 1933, as amended, or the Securities Act. These shares represent a substantial fraction of our total shares outstanding, and sales of these shares upon expiration of the lock-up could significantly depress our share price.

In addition, as of August 31, 2010, there were 2,854,315 shares subject to outstanding options that will become eligible for sale in the public market to the extent permitted by any applicable vesting requirements, the lock-up agreements and Rules 144 and 701 under the Securities Act. Moreover, after this offering, based on the one-to-one conversion rate in effect as of August 31, 2010, holders of an aggregate of approximately 15,074,015 shares of our outstanding common stock (including shares of our common stock issuable upon the exercise of outstanding options and warrants) will have rights, subject to some conditions, to require us to file registration statements covering their shares and to include their shares in registration statements that we may file for ourselves or other stockholders. See Note 8 of our consolidated financial statements for conversion ratio adjustments that may be applicable upon future events, such as the completion of this offering.

We also intend to register approximately             shares of common stock that have been reserved for issuance under our stock incentive plans. Once we register these shares, they can be freely sold in the public market upon issuance and once vested, subject to the 180-day lock-up periods under the lock-up agreements described in the “Underwriting” section of this prospectus.

No public market for our common stock currently exists and an active trading market may not develop or be sustained following this offering.

Prior to this offering, there has been no public market for our common stock. An active trading market may not develop following the completion of this offering or, if developed, may not be sustained. The

Risk factors

lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your shares. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our stock or change their opinion of our stock, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our stock price or trading volume to decline.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

The initial public offering price will be substantially higher than the tangible book value per share of shares of our common stock based on the total value of our tangible assets less our total liabilities immediately following this offering. Therefore, if you purchase shares of our common stock in this offering, you will experience immediate and substantial dilution of approximately $             per share in the price you pay for shares of our common stock as compared to its tangible book value, assuming an initial public offering price of $             per share. To the extent outstanding options and warrants to purchase shares of common stock are exercised, there will be further dilution. For further information on this calculation, see “Dilution” elsewhere in this prospectus.

We have broad discretion in the use of net proceeds from this offering and may not use them effectively.

Although we currently intend to use the net proceeds from this offering in the manner described in “Use of Proceeds” elsewhere in this prospectus, we will have broad discretion in the application of the net proceeds. Our failure to apply these net proceeds effectively could affect our ability to continue to develop and sell our products and grow our business, which could cause the value of your investment to decline.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

We have never operated as a public company. As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act, as well as related rules implemented by the Securities and Exchange Commission and The Nasdaq Stock Market, impose various requirements on public companies. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more expensive for us to maintain director and officer liability insurance.

In addition, the Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, commencing in

Risk factors

2011, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Our compliance with Section 404 will require that we incur substantial accounting expense and expend significant management time on compliance-related issues. We will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. Moreover, if we are not able to comply with the requirements of Section 404 in a timely manner, our stock price could decline, and we could face sanctions, delisting or investigations by The Nasdaq Global Market, or other material effects on our business, reputation, results of operations, financial condition or liquidity.

We do not anticipate paying cash dividends, and accordingly, stockholders must rely on stock appreciation for any return on their investment.

The terms of our loan and security agreements with Lighthouse and TriplePoint currently prohibit us from paying cash dividends on our common stock. Although the prohibition on paying dividends under Gevo, Inc.’s loan and security agreement with TriplePoint terminates upon the completion of this offering, we do not anticipate paying cash dividends in the future. As a result, only appreciation of the price of our common stock, which may never occur, will provide a return to stockholders. Investors seeking cash dividends should not invest in our common stock. Under the terms of Agri-Energy’s $12.5 million loan and security agreement with TriplePoint, as amended, subject to certain limited exceptions, Agri-Energy is only permitted to pay dividends if the following conditions are satisfied: (i) the retrofit of the Luverne facility is complete and the facility is producing commercial volumes of isobutanol, (ii) its net worth is greater than or equal to $10.0 million, and (iii) no event of default has occurred and is continuing under the agreement. Accordingly, even if we decide to pay cash dividends in the future, we may not be able to access cash generated by Agri-Energy if amounts are then outstanding pursuant to its loan and security agreement with TriplePoint.

Forward-looking statements

This prospectus contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements relate to future events or our future financial or operational performance and involve known and unknown risks, uncertainties and other factors that could cause our actual results, levels of activity, performance or achievement to differ materially from those expressed or implied by these forward-looking statements. These risks and uncertainties are contained principally in the section entitled “Risk Factors.”

Forward-looking statements include all statements that are not historical facts. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “could,” “would,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “projects,” “predicts,” “potential,” or the negative of those terms, and similar expressions and comparable terminology intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as guarantees of future events. These forward-looking statements represent our estimates and assumptions only as of the date of this prospectus and, except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this prospectus.

In particular, forward looking statements in this prospectus include statements about:

➢	the achievement of advances in our technology platform;

➢	the timing and cost of acquiring access to additional ethanol production facilities;

➢	the timing and costs associated with our planned retrofits of production facilities;

➢	our access to capital, including pursuant to those certain loan and security agreements with TriplePoint;

➢	the acceptance and success of our capital-light model for production of our product at retrofitted ethanol plants;

➢	the commercial scale-up of our production, including the timing and volume of our future production;

➢	the availability of suitable and cost-competitive feedstocks;

➢	our ability to gain market acceptance for isobutanol as a specialty chemical, fuel blendstock and raw material for the production of hydrocarbons;

➢	our ability to produce and sell protein fermentation meal as an animal feedstock;

➢	the expected applications of our platform molecule and addressable markets, including our access to distribution infrastructure and services and the availability of chemical processing;

➢	the expected cost-competitiveness and relative performance attributes of our isobutanol and the products derived from it;

➢	the timing of commercial sales of our product, including the timing and terms of final, binding supply agreements for the isobutanol that we produce;

➢	government regulatory and industry certification, approval and acceptance of our product and its derivatives;

➢	government policymaking and incentives relating to renewable fuels;

Forward-looking statements

➢	the future price and volatility of corn and other renewable feedstocks; and

➢	the future price and volatility of petroleum and products derived from petroleum.

This prospectus also contains estimates and other information concerning our target markets that are based on industry publications, surveys and forecasts, including those generated by SRI, CMAI, the EIA, the IEA, the RFA, and Nexant. This information involves a number of assumptions and limitations. Although we believe the information in these industry publications, surveys and forecasts is reliable, we have not independently verified the accuracy or completeness of the information. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause actual results to differ materially from those expressed in these publications, surveys and forecasts.

Use of proceeds

We estimate that we will receive net proceeds of approximately $                      million from the sale of                      shares of common stock offered in this offering based on an assumed initial public offering price of $                      per share (the mid-point of the price range set forth on the cover page of this prospectus) and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $                      per share would increase (decrease) the net proceeds to us from this offering by $                      million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase                      additional shares, we estimate that our net proceeds will be approximately $                      million based on an assumed initial public offering price of $                      per share.

We currently intend to use all or a portion of the net proceeds of this offering, together with existing cash and cash equivalents, to acquire access to ethanol facilities through direct acquisition and joint ventures, and retrofit those facilities to produce isobutanol. We completed our acquisition of Agri-Energy in September 2010, and we do not have agreements or commitments for any other specific acquisitions at this time. We may also use a portion of the net proceeds of this offering to fund working capital and other general corporate purposes, including paying off certain of our long-term debt obligations and the costs associated with being a public company.

The potential uses of net proceeds from this offering represent our current intentions based upon our present business plans and business conditions. As of the date of this prospectus, we cannot allocate specific percentages of the net proceeds that we may use to acquire access to ethanol facilities, retrofit these facilities, fund working capital and for other general corporate purposes.

Until we apply the net proceeds of this offering to its intended uses, we intend to invest the net proceeds in interest-bearing demand deposit accounts or short-term investment-grade securities. We cannot predict whether these temporary investments of the net proceeds will yield a favorable return, or any yield at all.

Dividend policy

We have never declared or paid cash dividends on shares of our common or preferred stock, and currently do not plan to declare or pay cash dividends in the foreseeable future. We expect to retain our future earnings, if any, for use in the operation and expansion of our business. In addition, the terms of our loan and security agreement with Lighthouse currently prohibit us from paying cash dividends, and the terms of Gevo, Inc.’s loan and security agreement with TriplePoint prohibit us from paying cash dividends until the completion of this offering. Subject to the foregoing, the payment of cash dividends in the future, if any, will be at the discretion of our board of directors and will depend upon such factors as earnings levels, capital requirements, requirements under the Delaware General Corporation Law, restrictions and covenants pursuant to any other credit facilities we may enter into, our overall financial condition and any other factors deemed relevant by our board of directors. Under the terms of Agri-Energy’s $12.5 million loan and security agreement with TriplePoint, as amended, subject to certain limited exceptions, Agri-Energy is only permitted to pay dividends if the following conditions are satisfied: (i) the retrofit of the Luverne facility is complete and the facility is producing commercial volumes of isobutanol, (ii) its net worth is greater than or equal to $10.0 million, and (iii) no event of default has occurred and is continuing under the agreement. Accordingly, even if we decide to pay cash dividends in the future, we may not be able to access cash generated by Agri-Energy if amounts are then outstanding pursuant to its loan and security agreement with TriplePoint.

Capitalization

The following table sets forth our cash and cash equivalents and our capitalization as of June 30, 2010:

➢	on an actual basis; and

➢	on a pro forma basis to reflect:

¡	the filing of a restated certificate of incorporation to authorize shares of common stock and shares of undesignated preferred stock;

¡

the conversion of all of our outstanding shares of convertible preferred stock into 14,505,526 shares of common stock, based on the one-to-one conversion rate in effect as of June 30, 2010 (see Note 8 of our consolidated financial statements for conversion ratio adjustments that may be applicable upon future events, such as the completion of this offering), and the related conversion of all outstanding convertible preferred stock warrants to common stock warrants; and

¡	the reclassification of the convertible preferred stock warrant liability to stockholders’ equity upon the completion of this offering; and

➢

on a pro forma, as adjusted basis to reflect the pro forma adjustments described above and (i) our receipt of the estimated net proceeds from this offering, based on an assumed initial public offering of              shares at a price of $                      per share (the mid-point of the price range set forth on the cover page of this prospectus) and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and (ii) the effects of consummating the Agri-Energy acquisition, including the use of $11,878,000 in cash, net of cash acquired, and our incurrence of $12,500,000 in long-term debt (subject to customary working capital adjustments).

Capitalization

The pro forma and pro forma, as adjusted information below is illustrative only and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the accompanying notes appearing elsewhere in this prospectus.

	As of June 30, 2010
	Actual	Pro forma	Pro forma, as adjusted
	(unaudited)
Cash and cash equivalents	$42,119,000	$42,119,000	$

Convertible preferred stock warrant liability	$2,232,000	—

Secured long-term debt, net of current portion and debt discounts	$5,665,000	$5,665,000

Stockholders’ equity:
Convertible preferred stock, $0.01 par value per share; 15,246,000 shares authorized, 14,505,526 shares issued and outstanding, actual; no shares authorized, no shares issued and outstanding, pro forma and pro forma, as adjusted	$145,000	—
Preferred stock, $0.01 par value per share; no shares authorized, issued and outstanding, actual; shares authorized, no shares issued and outstanding, pro forma; shares authorized, no shares issued and outstanding, pro forma, as adjusted	—	—
Common stock, $0.01 par value per share; 30,000,000 shares authorized; 1,160,657 issued and outstanding, actual; 30,000,000 shares authorized, 15,666,183 shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma, as adjusted	12,000	157,000
Additional paid-in capital	92,481,000	94,713,000
Accumulated deficit	(59,697,000)	(59,697,000)

Total stockholders’ equity	32,941,000	35,173,000

Total capitalization	$40,838,000	$40,838,000	$

Each $1.00 increase or decrease in the assumed initial public offering price of $                     per share (the mid-point of the price range set forth on the cover page of this prospectus) would increase or decrease, as applicable, our pro forma, as adjusted cash and cash equivalents, additional paid-in capital and stockholders’ equity by approximately $                     million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The number of shares of common stock shown as issued and outstanding in the table is based on the number of shares of our common stock outstanding as of June 30, 2010 and excludes:

➢	2,854,611 shares of common stock issuable upon the exercise of options outstanding as of June 30, 2010 at a weighted average exercise price of $2.59 per share;

Capitalization

➢	858,000 shares of common stock issuable upon the exercise of common stock warrants outstanding as of June 30, 2010 at an exercise price of $2.70 per share;

➢

306,109 shares of common stock issuable upon the exercise of preferred stock warrants outstanding as of June 30, 2010 at a weighted average exercise price of $5.42 per share, based on the one-to-one conversion rate in effect as of June 30, 2010 (see Note 8 of our consolidated financial statements for conversion ratio adjustments that may be applicable upon future events, such as the completion of this offering); and

➢	shares of our common stock reserved for future issuance under our 2010 stock incentive plan, which will become effective in connection with the consummation of this offering.

Dilution

If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma, as adjusted net tangible book value per share of our common stock after this offering.

Our pro forma net tangible book value at June 30, 2010 was $35.2 million, or $2.25 per share of common stock. Pro forma net tangible book value per share represents total tangible assets less total liabilities (which includes the reclassification of convertible preferred stock warrant liability into additional paid-in capital upon the conversion of outstanding shares of preferred stock underlying warrants into shares of common stock), divided by the number of outstanding shares of common stock on June 30, 2010, after giving effect to the conversion of all of our outstanding convertible preferred stock into shares of our common stock in connection with the completion of this offering, based on the one-to-one conversion rate in effect as of June 30, 2010 (see Note 8 of our consolidated financial statements for conversion ratio adjustments that may be applicable upon future events, such as the completion of this offering), as if the conversion occurred on June 30, 2010. Our pro forma, as adjusted net tangible book value at June 30, 2010, after giving effect to the sale by us of              shares of common stock in this offering at an assumed initial public offering price of $                     per share (the mid-point of the price range set forth on the cover page of this prospectus) and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, would have been approximately $                     million, or $                     per share. This represents an immediate increase in pro forma, as adjusted net tangible book value of $                     per share to existing stockholders and an immediate dilution of $                     per share to new investors, or approximately     % of the assumed initial public offering price of $                      per share. The following table illustrates this per share dilution:

Assumed initial public offering price per share	$
Pro forma net tangible book value per share at June 30, 2010		$2.25
Increase in pro forma net tangible book value per share attributable to this offering

Pro forma, as adjusted net tangible book value per share after this offering

Dilution per share to new investors	$

A $1.00 increase (decrease) in the assumed initial public offering price of $                     per share (the mid-point of the price range set forth on the cover page of this prospectus) would increase (decrease) our pro forma, as adjusted net tangible book value by $                     million, the pro forma, as adjusted net tangible book value per share by $                     per share and the dilution in the pro forma net tangible book value to new investors in this offering by $                     per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Dilution

The following table shows, as of June 30, 2010, the number of shares of common stock purchased from us, the total consideration paid to us and the average price paid per share by existing stockholders and by new investors purchasing common stock in this offering at an assumed initial public offering price of $                     per share, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares purchased			Total consideration			Average price per share
	Number	Percent		Amount	Percent
Existing stockholders			%			%
New investors

Total		100.0%			100.0%

The table above, and the information below, assume that our existing stockholders do not purchase any shares in this offering.

A $1.00 increase (decrease) in the assumed initial public offering price of $                     per share (the mid-point of the price range set forth on the cover page of this prospectus) would increase (decrease) total consideration paid by new investors, total consideration paid by all stockholders and the average price per share paid by all stockholders by $                    , $                     and $                    , respectively, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us.

The discussion and tables in this section regarding dilution are based on 15,666,183 shares of common stock issued and outstanding as of June 30, 2010, which assumes the conversion of all of our preferred stock into an aggregate of 14,505,526 shares of our common stock upon the completion of this offering, based on the one-to-one conversion rate in effect as of June 30, 2010 (see Note 8 of our consolidated financial statements for conversion ratio adjustments that may be applicable upon future events, such as the completion of this offering), and excludes:

➢	2,854,611 shares of common stock issuable upon the exercise of options outstanding as of June 30, 2010 at a weighted average exercise price of $2.59 per share;

➢	858,000 shares of common stock issuable upon the exercise of common stock warrants outstanding as of June 30, 2010 at an exercise price of $2.70 per share;

➢

306,109 shares of common stock issuable upon the exercise of preferred stock warrants outstanding as of June 30, 2010 at a weighted average exercise price of $5.42 per share, based on the one-to-one conversion rate in effect as of June 30, 2010 (see Note 8 of our consolidated financial statements for conversion ratio adjustments that may be applicable upon future events, such as the completion of this offering); and

➢	shares of our common stock reserved for future issuance under our 2010 stock incentive plan, which will become effective in connection with the consummation of this offering.

If the underwriters exercise their option to purchase additional shares in full, the following will occur:

➢	the number of shares of our common stock held by existing stockholders would decrease to % of the total number of shares of our common stock outstanding after this offering; and

➢	the number of shares of our common stock held by new investors would increase to approximately % of the total number of shares of our common stock outstanding after this offering.

Dilution

To the extent that outstanding options or warrants are exercised, you will experience further dilution. If all of our outstanding options and warrants were exercised, our pro forma net tangible book value as of June 30, 2010 would have been $46.5 million, or $2.36 per share, and the pro forma, as adjusted net tangible book value after this offering would have been $                     million, or $                     per share, causing dilution to new investors of $                     per share.

In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

Selected historical consolidated financial data

The following selected historical consolidated financial data should be read together with our consolidated financial statements and the accompanying notes appearing elsewhere in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The selected historical consolidated financial data in this section is not intended to replace our historical consolidated financial statements and the accompanying notes. Our historical results are not necessarily indicative of our future results.

We derived the consolidated statements of operations data for 2007, 2008 and 2009 and the consolidated balance sheet data as of December 31, 2008 and 2009 from our audited consolidated financial statements appearing elsewhere in this prospectus. The consolidated statements of operations data for 2005 and 2006 and the consolidated balance sheet data as of December 31, 2005, 2006 and 2007 have been derived from our unaudited consolidated financial statements not included in this prospectus. The consolidated statements of operations data for the six months ended June 30, 2009 and 2010 and the consolidated balance sheet data as of June 30, 2010 are derived from our unaudited interim consolidated financial statements appearing elsewhere in this prospectus. The unaudited interim financial statements have been prepared on the same basis as the audited annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to state fairly our financial position as of June 30, 2010 and results of operations for the six months ended June 30, 2009 and 2010. Operating results for the six months ended June 30, 2010 are not necessarily indicative of the results that may be expected for the year ended December 31, 2010. The data should be read in conjunction with the consolidated financial statements, related notes, and other financial information included herein. For purposes of the disclosure contained in this section, “the company,” “we,” “us” and “our” refer only to Gevo, Inc. and Gevo Development, as the context requires.

Consolidated statements of operations data:	Years ended December 31,					Six months ended June 30,
	2005	2006	2007	2008	2009	2009	2010
Revenue	$—	$100,000	$275,000	$208,000	$660,000	$347,000	$792,000

Operating expenses:
Research and development	(161,000)	(902,000)	(3,699,000)	(7,376,000)	(10,508,000)	(3,885,000)	(7,878,000)
General and administrative	(99,000)	(328,000)	(2,601,000)	(6,065,000)	(8,699,000)	(3,153,000)	(7,513,000)
Lease termination costs	—	—	(894,000)	—	—	—	—
Loss on abandonment or disposal of assets	—	—	(243,000)	(78,000)	(22,000)	(10,000)	—

Total operating expenses	(260,000)	(1,230,000)	(7,437,000)	(13,519,000)	(19,229,000)	(7,048,000)	(15,391,000)

Loss from operations	(260,000)	(1,130,000)	(7,162,000)	(13,311,000)	(18,569,000)	(6,701,000)	(14,599,000)

Other (expense) income:
Interest expense	—	—	(140,000)	(1,385,000)	(1,103,000)	(496,000)	(669,000)
Interest and other income	1,000	20,000	76,000	154,000	277,000	201,000	58,000
Loss from change in fair value of warrant liabilities(1)	—	—	—	—	(490,000)	(443,000)	(1,250,000)

Other (expense) income—net	1,000	20,000	(64,000)	(1,231,000)	(1,316,000)	(738,000)	(1,861,000)

Net loss	(259,000)	(1,110,000)	(7,226,000)	(14,542,000)	(19,885,000)	(7,439,000)	(16,460,000)

Deemed dividend—amortization of beneficial conversion feature on Series D-1 convertible preferred stock	—	—	—	—	—	—	(800,000)

Net loss attributable to Gevo, Inc. common stockholders	$(259,000)	$(1,110,000)	$(7,226,000)	$(14,542,000)	$(19,885,000)	$(7,439,000)	$(17,260,000)

Selected consolidated financial data

Consolidated statements of operations data:	Years ended December 31,					Six months ended June 30,
	2005	2006	2007	2008	2009	2009	2010
Net loss per share of common stock attributable to Gevo, Inc. stockholders, basic and diluted	$(0.27)	$(1.17)	$(7.40)	$(13.83)	$(18.07)	$(6.81)	$(15.18)

Weighted average number of common shares used in computing net loss per share of common stock, basic and diluted	944,146	950,000	976,909	1,051,848	1,100,294	1,091,799	1,137,241

Net loss used in computing pro forma net loss per share of common stock, basic and diluted (unaudited)(2)(3)					$(19,395,000)		$(15,210,000)

Pro forma net loss per share of common stock, basic and diluted (unaudited)(4)					$(1.62)		$(1.05)

Weighted average number of common shares used in computing pro forma net loss per share of common stock, basic and diluted (unaudited)(4)					11,966,689		14,540,465

(1)	On January 1, 2009, we changed the manner in which we account for warrants that are exercisable into preferred stock, as described in Note 15 to our consolidated financial statements.
(2)	Net loss used in computing pro forma basic and diluted net loss per share of common stock has been adjusted to remove losses resulting from remeasurement of the convertible preferred stock warrant liability as these measurements would no longer be required when the convertible preferred stock warrants become warrants to purchase shares of the company’s common stock.
(3)	Net loss used in computing pro forma basic and diluted net loss per share of common stock has been adjusted to remove the deemed dividend associated with the amortization of the beneficial conversion feature on our Series D-1 preferred stock.
(4)	Pro forma basic and diluted net loss per share of common stock and weighted average number of common shares used in computing pro forma basic and diluted net loss per share of common stock in the table above give effect to the conversion of all of our outstanding convertible preferred stock, based on the one-to-one conversion rate in effect as of June 30, 2010 for all periods presented. See Note 8 of our consolidated financial statements for conversion ratio adjustments that may be applicable upon future events, such as the completion of an initial public offering or a subsequent financing.

	Years ended December 31,					Six months ended June 30,
Consolidated balance sheets data:	2005	2006	2007	2008	2009	2010
Cash and cash equivalents	$183,000	$1,005,000	$63,000	$9,635,000	$21,240,000	$42,119,000
Total assets	228,000	1,776,000	2,391,000	13,094,000	26,383,000	48,810,000
Fair value of warrant liabilities	0	0	0	0	982,000	2,232,000
Secured long-term debt, including current portion, net of debt discounts	0	0	1,579,000	8,178,000	7,701,000	7,839,000
Total liabilities	44,000	205,000	3,029,000	9,936,000	11,300,000	15,869,000
Accumulated deficit	(259,000)	(1,369,000)	(8,595,000)	(23,137,000)	(42,437,000)	(59,697,000)
Total stockholders’ equity (deficit)	184,000	1,571,000	(638,000)	3,158,000	15,083,000	32,941,000

Unaudited pro forma condensed consolidated combined financial information

The following unaudited pro forma condensed consolidated combined financial statements have been prepared to give effect to our acquisition of Agri-Energy, using the acquisition method of accounting with the assumptions and adjustments described in the accompanying notes to the unaudited pro forma condensed consolidated combined financial statements. The unaudited pro forma condensed consolidated combined statements of operations reflect the combined results of operations of the company and Agri-Energy for the year ended December 31, 2009 and the six months ended June 30, 2010, in both cases as if the transactions contemplated by the Agri-Energy acquisition agreement had occurred on January 1, 2009. The unaudited pro forma condensed consolidated combined balance sheet was prepared as if the acquisition had been completed as of June 30, 2010. There were no transactions between the company and Agri-Energy during the periods presented. There are no significant differences between the accounting policies of the company and Agri-Energy.

On September 22, 2010, we completed the acquisition of Agri-Energy pursuant to which we purchased all of the outstanding units of Agri-Energy, LLC and certain operating assets of Agri-Energy Limited Partnership. Pursuant to the acquisition agreement, we paid an aggregate purchase price comprised of $20,754,000 in cash plus the purchase of working capital totaling $4,244,000 (based on actual working capital amounts at June 30, 2010). The purchase price was allocated to the following: property, plant and equipment of $20,754,000 and working capital of $4,244,000. We paid the aggregate purchase price with available cash reserves and by borrowing $12,500,000 million under our loan and security agreement with TriplePoint (as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Secured long-term debt” and Note 16 of the Consolidated Financial Statements).

Agri-Energy is engaged in the business of producing and selling ethanol and related products through an ethanol plant located in Luverne, Minnesota. We acquired Agri-Energy with the intention of retrofitting the ethanol plant to produce isobutanol. We intend to record revenue from the sale of the ethanol, distiller’s dried grains and other related products produced as part of the ethanol production process during the period of the retrofit of the Agri-Energy facility to isobutanol production. Continued ethanol production during the retrofit will allow us to retain local staff for the future operation of the plant, maintain the equipment and generate cash flow. As the production of ethanol is not our intended business, we intend to continue reporting our operating results as a development stage company during the retrofit process and only intend to report revenue from the production of ethanol on an interim basis until we begin to generate revenue from sales of isobutanol. Accordingly, the historical operating results of Agri-Energy and the operating results reported during the retrofit to isobutanol production will not be indicative of future operating results for Agri-Energy once isobutanol production commences.

The unaudited pro forma condensed consolidated combined financial statements presented are based on the assumptions and adjustments described in the accompanying notes. The unaudited pro forma condensed consolidated combined financial statements are prepared for illustrative purposes only and are not necessarily indicative of the financial position or results of operations that would have actually been reported had the acquisitions described above occurred on January 1, 2009 for statement of operations purposes or as of June 30, 2010 for balance sheet purposes, nor are they necessarily indicative of the future financial position or results of operations of the combined company. The unaudited pro forma condensed consolidated combined financial statements include adjustments which are based on preliminary estimates to reflect the allocation of the purchase price to the acquired assets and assumed liabilities of Agri-Energy. The final allocation of the purchase price will be based upon actual tangible

Unaudited pro forma condensed consolidated combined financial information and intangible assets acquired as well as liabilities assumed. Any change in the fair value of the net assets of Agri-Energy will change the amount of the purchase price allocable to goodwill or other intangible assets. Final purchase accounting adjustments for Agri-Energy may differ materially from the pro forma adjustments presented here.

These unaudited pro forma condensed consolidated combined financial statements are based upon our historical consolidated financial statements and the historical combined financial statements of Agri-Energy, and should be read together with the company’s and Agri-Energy’s respective financial statements and accompanying notes appearing elsewhere in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” For purposes of the disclosure contained in this section, “the company,” “we,” “us” and “our” refer only to Gevo, Inc. and Gevo Development, as the context requires.

Unaudited pro forma condensed consolidated combined financial information

GEVO, INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED COMBINED BALANCE SHEET

As of June 30, 2010

	Gevo	Agri-Energy	Adjustments for acquisition(1)(2)		Pro forma condensed consolidated combined(1)(2)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$42,119,000	$789,000	$(2,793,000	)(3)	$30,299,000
			(22,085,000	)(1)(3)(5)
			12,500,000	(4)
			(811,000	)(9)
			830,000	(10)
			(250,000	)(11)
Accounts receivable	303,000	2,048,000	(434,000	)(6)	1,917,000
Inventory	—	2,957,000	—		2,957,000
Current portion of restricted certificate of deposit	40,000	—	—		40,000
Derivative assets	—	—	—
Margin deposit	—	284,000	—		284,000
Prepaid expenses and other current assets	1,295,000	92,000	—		1,387,000

Total current assets	43,757,000	6,170,000	(13,043,000)		36,884,000
PROPERTY AND EQUIPMENT—Net	3,599,000	9,889,000	10,866,000	(5)	24,354,000
RESTRICTED CERTIFICATE OF DEPOSIT—Less current portion	119,000	—	—		119,000
DEFERRED OFFERING COSTS	1,245,000	—	—		1,245,000
DEFERRED FINANCING COSTS	—	44,000	(44,000	)(3)	—
DEPOSITS AND OTHER ASSETS	90,000	—	—		90,000

TOTAL	$48,810,000	$16,103,000	$(2,221,000)		$62,692,000

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable and accrued expenses	$4,536,000	$1,921,000	$—		$6,457,000
Derivative liability	—	522,000	—		522,000
Current portion of secured long-term debt	2,174,000	261,000	(261,000	)(3)	2,174,000
Fair value of warrant liabilities	2,232,000	—	—		2,232,000
Due to Related Party	—	1,817,000	(1,817,000	)(7)	—

Total current liabilities	8,942,000	4,521,000	(2,078,000)		11,385,000
SECURED LONG-TERM DEBT—Less current portion	5,665,000	2,532,000	(2,532,000	)(3)	5,665,000
OTHER LIABILITIES	1,262,000	—	—		1,262,000
SECURED LONG-TERM DEBT—ACQ.	—	—	12,500,000	(4)	12,500,000

Total liabilities	15,869,000	7,053,000	7,890,000		30,812,000

COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS’ EQUITY:
Total stockholders’ equity	32,941,000	9,050,000	(9,050,000	)(8)	31,880,000
			(811,000	)(9)
			(250,000	)(11)

Total liabilities and stockholders’ equity	$48,810,000	$16,103,000	$(2,221,000)		$62,692,000

(1)	The adjustments for acquisition and the pro forma condensed consolidated combined columns give effect to our payment of the purchase price of approximately $20.8 million, and our payment of $4.2 million which represents the target working capital amount of $3.7 million adjusted for actual working capital amounts at June 30, 2010.

Unaudited pro forma condensed consolidated combined financial information

(2)	The adjustments for acquisition and the pro forma condensed consolidated combined columns are prepared assuming that the acquisition had been completed as of June 30, 2010.
(3)	Represents the repayment of Agri-Energy’s note payable to Heartland Business Bank concurrent with the closing of the acquisition.
(4)	Assumes the incurrence of $12.5 million in long-term debt pursuant to the loan and security agreement with TriplePoint, which we entered into on August 5, 2010 in conjunction with the acquisition of Agri-Energy. This $12.5 million debt was actually incurred immediately prior to the closing of the transaction in September 2010. See Note 16 of the Consolidated Financial Statements.
(5)	Purchase price adjustment reflecting estimated fair value of acquired property, plant and equipment of $20,754,000. The final allocation of the purchase price will be based upon actual tangible and intangible assets acquired as well as liabilities assumed. Any change in the fair value of the net assets of Agri-Energy will change the amount of the purchase price allocable to goodwill or other intangible assets. Final purchase accounting adjustments for Agri-Energy may differ materially from the pro forma adjustments presented. Because of the preliminary nature of the purchase price allocation a change in the value assigned to the property, plant and equipment will change the amount of depreciation recorded. A $1.0 million change in the value of property, plant and equipment would result in a $100,000 change in depreciation expense.
(6)	Elimination of receivable from Aventine Renewable Energy, or ARE, which is not being acquired.
(7)	Agri-Energy transferred funds within a group of related companies (Agri-Energy Limited Partnership, Agri-Energy, LLC, CORN-er Stone Farmers’ Cooperative and CORN-er Stone Ethanol Management, Inc.) in order to finance operations. These transfers are recorded as due to related party in Agri-Energy’s combined balance sheet and are excluded from the acquisition.
(8)	Elimination of Agri-Energy’s historical stockholders’ equity accounts.
(9)	Represents transaction costs incurred after June 30, 2010. Through June 30, 2010 we had incurred $277,000 in transaction costs for a total of $1,088,000.
(10)	Represents CORN-er Stone Farmers’ Cooperative cash on hand at June 30, 2010. Actual cash on hand at closing was transferred to Agri-Energy, LLC immediately prior to the closing of the transaction.
(11)	Represents the final payment of $250,000 to Lighthouse Capital Partners, LLC pursuant to our repayment of $5.0 million of debt in conjunction with entering into $5.0 million of debt with TriplePoint in connection with the acquisition of Agri-Energy. See Note 16 of the Consolidated Financial Statements.

Unaudited pro forma condensed consolidated combined financial information

GEVO, INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED COMBINED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2009

Condensed consolidated combined statements of operations data:	Gevo	Agri- Energy	Adjustments for acquisition(1)		Pro forma condensed consolidated combined(1)
Revenue:
Product revenue	$—	$40,108,000	—		$40,108,000
Government grant revenue	660,000	—	—		660,000

Total revenue	$660,000	$40,108,000	—		$40,768,000
Operating expenses:
Cost of goods sold	—	(36,985,000)	(675,000	)(2)	(37,660,000)
Research and development	(10,508,000)	—	—		(10,508,000)
General and administrative	(8,699,000)	(2,029,000)	—		(10,728,000)
(Loss) income on abandonment or disposal of assets	(22,000)	—	—		(22,000)

Total operating expenses	(19,229,000)	(39,014,000)	(675,000)		(59,918,000)

Loss from operations	(18,569,000)	1,094,000	(675,000)		(18,150,000)

Other (expense) income:
Minnesota producer payment	—	934,000	(934,000	)(3)	—
Interest expense	(1,103,000)	(145,000)	(1,625,000	)(4)	(2,873,000)
Interest and other income	277,000	70,000	—		347,000
Loss from change in fair value of warrant liabilities	(490,000)	—	—		(490,000)

Other expense—net	(1,316,000)	859,000	(2,559,000)		(3,016,000)

Income taxes	—	—	—	(5)	—

Net (loss) income attributable to Gevo, Inc. common stockholders	$(19,885,000)	$1,953,000	$(3,234,000)		$(21,166,000)

Net loss per share of common stock attributable to Gevo, Inc. stockholders, basic and diluted	$(18.07)				$(19.24)

Weighted average number of common shares used in computing net loss per share of common stock, basic and diluted	1,100,294				1,100,294

(1)	The adjustments for acquisition and the pro forma condensed consolidated combined columns reflect the combined results of operations of the company and Agri-Energy for the year ended December 31, 2009 as if the transactions contemplated by the acquisition agreement with Agri-Energy had occurred on January 1, 2009.
(2)	Represents estimated incremental depreciation expense of $672,000 for the year ended December 31, 2009 based on our estimated fair value of acquired property, plant and equipment. Any change in fair value of acquired assets will change the estimated amount of depreciation expense. A $1.0 million change in the value of property, plant and equipment would result in a $100,000 change in annual depreciation expense based on an average estimated remaining useful life of ten years.
(3)	Agri-Energy has been receiving incentives to produce ethanol from the State of Minnesota that are reported in the historical financial statements as Minnesota producer payments, and relate to ethanol sold prior to December 31, 2008. Any producer payments received after consummation of the acquisition will remain with CORN-er Stone Farmers’ Cooperative.
(4)	Interest expense on funds borrowed for the acquisition of Agri-Energy at 13% interest, the interest payable under the agreement. See Note 16 of the Consolidated Financial Statements.
(5)	State income taxes projected as payable in Minnesota on Agri-Energy’s operations based on a corporate state income tax rate of 8.9%. Agri-Energy had previously been structured as pass through entities for federal and state income tax purposes. Accordingly, no income tax expense was recognized in the audited financial statements. No adjustment was made for the year ended December 31, 2009 due to the net loss reported, as adjusted, for the period.

Unaudited pro forma condensed consolidated combined financial information

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED COMBINED STATEMENT OF OPERATIONS

For the Six Months Ended June 30, 2010

Condensed consolidated combined statements of operations data:	Gevo	Agri- Energy	Adjustments for acquisition(1)		Pro forma condensed consolidated combined(1)
Revenue:
Product revenue	$—	$20,017,000	—		$20,017,000
Government grant revenue	792,000	—	—		792,000

Total revenue	$792,000	$20,017,000	—		$20,809,000
Operating expenses:
Cost of goods sold		(18,909,000)	(338,000	)(2)	(19,245,000)
Research and development	(7,878,000)	—	—		(7,878,000)
General and administrative	(7,513,000)	(565,000)	—		(8,078,000)

Total operating expenses	(15,391,000)	(19,474,000)	(338,000)		(35,203,000)
Income (loss) from operations	(14,599,000)	543,000	(338,000)		(14,394,000)
Other (expense) income:
Minnesota producer payments	—	—	—	(3)	—
Interest expense	(669,000)	(71,000)	(813,000	)(4)	(1,553,000)
Interest and other income	58,000	137,000	—		195,000
Loss from change in fair value of warrant liabilities	(1,250,000)	—	—		(1,250,000)

Other expense—net	(1,861,000)	66,000	(813,000)		(2,608,000)
Income taxes	—	—	—	(5)	—

Net loss	(16,460,000)	609,000	(1,151,000)		(17,002,000)

Deemed dividend—amortization of beneficial conversion feature on Series D-1 convertible preferred stock	(800,000)	—	—		(800,000)

Net loss attributable to Gevo, Inc. common stockholders	$(17,260,000)	$609,000	$(1,151,000)		$(17,802,000)

Net loss per share of common stock attributable to Gevo, Inc. stockholders, basic and diluted	$(15.18)				$(15.65)

Weighted average number of common shares used in computing net loss per share of common stock, basic and diluted	1,137,241				1,137,241

(1)	The adjustments for acquisition and pro forma condensed consolidated combined columns reflect the combined results of operations of the company and Agri-Energy for the six months ended June 30, 2010 as if the transactions contemplated by the acquisition agreement with Agri-Energy had occurred on January 1, 2009.
(2)	Represents estimated incremental depreciation expense of $338,000 for the six months ended June 30, 2010 based on our estimated fair value of acquired property, plant and equipment. Any change in fair value of acquired assets will change the estimated amount of depreciation expense. A $1 million change in the value of property, plant and equipment would result in a $100,000 change in annual depreciation expense based on an average estimated remaining useful life of ten years.
(3)	No Minnesota producer payments were received in the six months ended June 30, 2010.
(4)	Represents interest expense on funds borrowed for the acquisition of Agri-Energy at 13% interest, the interest payable under the agreement. See Note 16 of the Consolidated Financial Statements.
(5)	State income taxes projected as payable in Minnesota on Agri-Energy’s operations based on a corporate state income tax rate of 8.9%. Agri-Energy had previously been structured as pass through entities for federal and state income tax purposes. Accordingly, no income tax expense was recognized in the audited financial statements. No adjustment was made for the six months ended June 30, 2010 due to the net loss reported, as adjusted, for that period.

Management’s discussion and analysis of financial condition and results of operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear elsewhere in this prospectus. In addition to historical financial information, the following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed below. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors.”

OVERVIEW

We are a renewable chemicals and advanced biofuels company focused on the development and commercialization of alternatives to petroleum-based products. Our initial commercialization and development efforts are focused on isobutanol, a four carbon alcohol. Without any modification, our isobutanol has applications as a specialty chemical and a fuel blendstock. The potential global market for isobutanol as a specialty chemical is approximately 1.1 BGPY, and the potential global market for isobutanol as a fuel blendstock is approximately 40 BGPY.

Our isobutanol can also be converted by our customers into a wide variety of hydrocarbons which form the basis for the production of many products, including plastics, fibers, rubber and other polymers and hydrocarbon fuels, including jet and diesel fuel. We believe that products derived from isobutanol have potential applications in approximately 40% of the global petrochemicals market, representing a potential market for isobutanol of approximately 67 BGPY, and substantially all of the global hydrocarbon fuels market, representing a potential market for isobutanol of approximately 900 BGPY. When combined with a potential aggregate specialty chemical and fuel blendstock market for isobutanol of approximately 41.1 BGPY, this represents a potential global market for isobutanol of approximately 1,008 BGPY. Furthermore, our isobutanol and its derivatives are chemically identical to petroleum-derived products, except that they contain carbon from renewable sources, which we believe will reduce market adoption barriers.

Our technology platform consists of proprietary biocatalysts and a proprietary isobutanol separation unit. Together these technologies form the Gevo Integrated Fermentation Technology®. GIFT™ is designed to allow relatively low capital expenditure retrofits of existing ethanol facilities, enabling a rapid and cost-efficient route to isobutanol production from a variety of renewable feedstocks. Our biocatalysts are microorganisms that have been designed to metabolize sugars to produce isobutanol. By August 2009, we had improved our first-generation biocatalyst’s performance to equal or exceed our targeted levels of commercial performance, initially at our GIFT™ mini-plant and then at our 10,000 gallon per year pilot plant in Englewood, Colorado. In September 2009, we replicated this performance by successfully completing the retrofit of a 1 MGPY ethanol demonstration facility located at ICM’s St. Joseph, Missouri site.

To establish isobutanol production in a commercial industrial setting, we are now completing the development of our second-generation biocatalyst. We have transferred our proprietary isobutanol pathway to an industrially relevant yeast host and are currently optimizing the yeast’s performance to achieve our commercial performance targets. As of October 2010, our second-generation biocatalyst has achieved a fermentation time of 60 hours and achieved approximately 92% of the theoretical maximum

Management’s discussion and analysis of financial condition and results of operations yield of isobutanol from feedstock. We anticipate optimizing the pathway performance to meet 100% of our commercial yield performance target in order to achieve our targeted fermentation performance criteria in time for our planned commercial launch of isobutanol production in the first half of 2012.

Using our biocatalysts, we have demonstrated that GIFT™ enables isobutanol fermentation times equal to, or less than, that achieved in the current conventional production of ethanol. Meeting the conventional ethanol fermentation time is important because it allows us to lower capital expenditures by leveraging the existing ethanol infrastructure through retrofit of ethanol plants to isobutanol production. We developed our technology platform to be compatible with the existing approximately 20 BGPY of global operating ethanol production capacity. We believe that this retrofit approach will allow us to rapidly expand our isobutanol production capacity in response to customer demand and will be attractive to current ethanol plant owners due to the opportunity to increase their operating margins through the retrofit of their existing facilities in joint venture settings.

Our strategy is to commercialize our isobutanol for use directly as a specialty chemical and value-added fuel blendstock and for conversion, into plastics, fibers, rubber, other polymers and hydrocarbon fuels. We intend to drive further adoption of our isobutanol in multiple US and international chemicals and fuels end-markets by offering a renewable product with superior properties at a competitive price. In addition, we intend to leverage existing and potential strategic partnerships with hydrocarbon companies to accelerate the use of isobutanol as a building block for drop-in hydrocarbons. This strategy will be implemented through direct supply agreements with leading chemicals and fuels companies, as well as through alliances with key technology providers.

As we add to our customer pipeline by entering into isobutanol supply agreements with customers in the refining, specialty chemicals and transportation sectors both in the US and internationally, we plan to secure access to additional and larger scale existing ethanol production facilities through direct acquisitions or joint ventures. We will then work with ICM to deploy our technology platform through retrofit of these production facilities. A commercial engineering study completed by ICM in May 2010 estimated the capital costs associated with the retrofit of a standard 50 MGPY ICM-designed corn ethanol plant to be approximately $22 to 24 million and the capital costs associated with the retrofit of a standard 100 MGPY ICM-designed corn ethanol plant to be approximately $40 to 45 million. These projected retrofit capital expenditures are substantially less than estimates for new plant construction for the production of advanced biofuels, including cellulosic ethanol. Notably, our calculations based on expected costs of retrofit, operating costs, volume of isobutanol production and price of isobutanol suggest that GIFT™ retrofits will result in an approximately two-year payback period on the capital invested in the retrofit. The ICM study also projected that each retrofit process would take approximately 14 months to complete. We believe that our exclusive alliance with ICM will enhance our ability to rapidly deploy our technology on a commercial scale at future production facilities. We plan to acquire additional production capacity to enable us to produce and sell over 500 million gallons of isobutanol in 2014.

In September 2009, Gevo, Inc. formed Gevo Development, LLC, or Gevo Development, as a 90% majority-owned subsidiary to develop isobutanol production assets using GIFT™. Gevo Development has a flexible business model and aims to secure access to existing ethanol capacity either through direct acquisition or joint venture. Gevo Development has two classes of membership interests outstanding. Since Gevo Development’s inception, Gevo, Inc. has been the sole owner of the class A interests, which comprise 90% of the outstanding equity interests of Gevo Development. In September 2010, Gevo, Inc. acquired 100% of the class B interests in Gevo Development, which comprise the remaining 10% of the

Management’s discussion and analysis of financial condition and results of operations outstanding equity interests of Gevo Development, from CDP Gevo, LLC, or CDP, a Texas limited liability company, pursuant to an equity purchase agreement. Gevo, Inc. currently owns 100% of the outstanding equity interests of Gevo Development as a wholly owned subsidiary.

At June 30, 2010, we were considered to be in the development stage as our primary activities since inception have been conducting research and development activities, establishing our facilities, recruiting personnel, business development, business and financial planning, and raising capital. Successful completion of our research and development program, obtaining adequate financing to complete our development activities, and ultimately, the attainment of profitable operations are dependent upon future events, including completion of our development activities resulting in commercial products and/or technology, achieving market acceptance and demand for our products and services, and attracting and retaining qualified personnel.

Series D-1 preferred stock issuance

Between March and May 2010, we issued 1,843,675 shares of Series D-1 preferred stock at a price of $17.12 per share for gross cash proceeds of approximately $31,564,000 and issued 58,412 shares of Series D-1 preferred stock at $17.12 per share in exchange for $1,000,000 of future services to be provided by ICM. The 58,412 shares issued to ICM in exchange for the credit against future services are fully vested, non-forfeitable and non-cancellable. In addition, ICM must pay a penalty of $250,000 if future services are not provided according to the terms of the agreement. In aggregate, we issued a total of 1,902,087 shares of Series D-1 preferred stock at $17.12 per share for $32,564,000.

Agri-Energy acquisition

In August 2010, we entered into an acquisition agreement with Agri-Energy. In September 2010, we closed the transactions contemplated by the acquisition agreement, and acquired a 22 MGPY ethanol production facility in Luverne, Minnesota that we intend to retrofit to produce isobutanol. We paid a purchase price of approximately $20.7 million. In addition, we acquired and paid for $4.3 million in estimated working capital. We paid the aggregate purchase price with available cash reserves and by borrowing $12.5 million under our loan and security agreement with TriplePoint (as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Secured long-term debt”). We anticipate beginning our retrofit of the Luverne facility in the fourth quarter of 2010. The Luverne facility is a traditional dry-mill facility, which means that it uses dry-milled corn as a feedstock. Based on ICM’s initial evaluation of the Luverne facility, we project capital costs of approximately $17 million to retrofit this plant to produce isobutanol. We expect to incur additional costs of approximately $5 million related to the retrofit that are unique to the Luverne facility, including costs associated with the construction of a seed train and equipment and storage tanks that are designed to allow switching between isobutanol and ethanol production, bringing the total projected cost to approximately $22 million. We expect to begin commercial production of isobutanol at the Luverne facility in the first half of 2012, and we plan to expand our production capacity beyond this facility to produce and sell over 500 million gallons of isobutanol in 2014.

We will record revenue from the sale of the ethanol, distiller’s dried grains and other related products produced as part of the ethanol production process during the period of the retrofit of the Agri-Energy facility to isobutanol production. Continued ethanol production during the retrofit will allow us to retain local staff for the future operation of the plant, maintain the equipment and generate cash flow. As the production of ethanol is not our intended business, we intend to continue reporting our operating results as a development stage company during the retrofit process and only intend to report revenue from the production of ethanol on an interim basis until we begin to generate revenue from sales of isobutanol.

Management’s discussion and analysis of financial condition and results of operations

Accordingly, the historical operating results of Agri-Energy and the operating results reported during the retrofit to isobutanol production will not be indicative of future operating results for Agri-Energy once isobutanol production commences.

Ethanol plant operations are highly dependent on commodity prices, especially prices for corn, ethanol, distiller’s dried grains and natural gas. Because the market prices of these commodities are not always correlated, at times ethanol production may be unprofitable. As commodity price volatility poses a significant threat to our margin structure, we are developing and will implement a risk management strategy focused on securing favorable operating margins. We will monitor market prices of corn, natural gas and other input costs relative to the prices for ethanol and distiller’s dried grains at Luverne, Minnesota, the location of Agri-Energy. We will seek to create offsetting positions by using a combination of derivative instruments, fixed-price purchases and sales contracts or a combination of strategies within strict limits. Our primary focus will not be to manage general price movements, such as seeking to minimize the cost of corn consumed, but rather to lock in favorable profit margins whenever possible. By using a variety of risk management tools and hedging strategies we believe we will be able to maintain a disciplined approach to risk.

Agri-Energy Comparison of years ended December 31, 2008 and 2009

During the years ended December 31, 2008 and 2009, Agri-Energy reported total revenues of $50,906,000 and $40,108,000, respectively. Revenues included ethanol, E-85, distiller’s dried grains, or DDGS, and other related products. The higher revenue reported for the year ended December 31, 2008 compared to the year ended December 31, 2009 was driven by higher ethanol, E-85 and DDGS sales. Ethanol sales included in revenue were $40,706,000 of total revenues for the year ended December 31, 2008 compared to $32,918,000 for the year ended December 31, 2009 primarily reflecting a higher selling price per gallon of approximately 15% during fiscal year 2008 combined with approximately 5% more total gallons sold. DDGS revenue for the year ended December 31, 2008 was $7,756,000 compared to $6,527,000 for the year ended December 31, 2009, primarily reflecting the higher average cost per bushel of corn in 2008. The cost to acquire corn is a significant factor in establishing the selling price of DDGS. In addition, E-85 sales were $2,338,000 in the year 2008 compared to $556,000 in the year 2009 due to the termination of a distribution arrangement for that product.

Agri-Energy reported a gross loss of $10,460,000 for the year ended December 31, 2008 compared to a gross margin for the year ended December 31, 2009 of $3,123,000. The improved gross margin in 2009 was driven by the decrease of approximately 40% per bushel in the average cost to acquire corn compared to the year 2008. Corn is the most significant cost component in the production of ethanol and DDGS. Additional cost savings were achieved as a result of a significant decrease in the cost of natural gas, also a significant cost component in the production of ethanol and DDGS, which was significantly lower in the year 2009 compared to the year 2008.

Selling, general and administrative expenses in fiscal year 2008 were $1,181,000 compared to $2,029,000 for the year 2009. The higher selling, general and administrative expenses in the year 2009 resulted from Agri-Energy’s write-off of a receivable from Aventine Renewable Energy (ARE) in the amount of $1,006,000. ARE, the previous ethanol marketing firm for Agri-Energy, declared bankruptcy. Prior to the bankruptcy, Agri-Energy had filed suit against ARE for failure to pay for ethanol shipped to ARE in February 2009. The reserved account receivable from ARE of $1,440,000, which represents ethanol shipped to ARE in February 2009, remains in question as bankruptcy proceedings have commenced and the lawsuit has been placed on hold by the court. The unreserved balance receivable from ARE reflects management’s estimate of the amount that could be collected from third parties that are interested in acquiring the Company’s receivable from ARE

Management’s discussion and analysis of financial condition and results of operations based on written offers or the amount that would be collected through the bankruptcy proceedings. The claims related to the ARE receivable were excluded from Gevo Development’s acquisition of Agri-Energy and remain the property of CORN-er Stone Farmers’ Cooperative.

Other income, net of interest expense, was $2,275,000 for the year ended December 31, 2008 compared to $859,000 for the year ended December 31, 2009. Other income, net for each of these years, includes an incentive payment from the State of Minnesota based on the number of gallons of ethanol produced during the first ten years of Agri-Energy’s operation. Although the required time-frame for operation has been completed, the State of Minnesota continues to make payments due to prior year underfunding. The State of Minnesota will annually make payments if and when funds are made available. Agri-Energy recognized income from these payments as they were received. Incentive income of $2,085,000 and $934,000 was recorded under this program for the years ended December 31, 2008 and 2009, respectively. No incentive income was recorded for the six months ended June 30, 2009 and 2010 (unaudited), respectively. The claims related to these producer payments were excluded from Gevo Development’s acquisition of Agri-Energy and remain the property of CORN-er Stone Farmers’ Cooperative.

After accounting for the items described above Agri-Energy reported a net loss of $9,366,000 for the year ended December 31, 2008 compared to net income of $1,953,000 for the year ended December 31, 2009.

Agri- Energy Comparison of six months ended June 30, 2009 and 2010

During the six months ended June 30, 2009 and 2010, Agri-Energy reported total revenues of $17,905,000 and $20,017,000 respectively. Revenues included ethanol, E-85, DDGS and other related products. The lower revenue reported for the six months ended June 30, 2009 compared to the six months ended June 30, 2010 resulted primarily from lower ethanol and DDGS sales. Ethanol sales included in revenue were $14,008,000 for the six months ended June 30, 2009 compared to $16,882,000 for the six months ended June 30, 2010, primarily reflecting an approximately 9% lower average selling price per gallon of ethanol during the six months ended June 30, 2009 year combined with approximately 10% fewer gallons sold. DDGS sales for the six months ended June 30, 2009 were $3,601,000 compared to $2,883,000 for the six months ended June 30, 2010.

Agri-Energy reported a gross loss of $1,349,000 for the six months ended June 30, 2009 compared to a gross margin of $1,108,000 for the six months ended June 30, 2010. The increased gross margin in the 2010 period was driven by a decrease of approximately 13% per bushel in the average cost to acquire corn compared to the 2009 period. Corn is the most significant cost component in the production of ethanol and DDGS.

Selling, general and administrative expenses in the six months ended June 30, 2009 were $1,482,000 compared to $565,000 for the six months ended June 30, 2010. The higher selling, general and administrative expenses in the six months ended June 30, 2009 result from Agri-Energy’s write-off of a receivable from ARE in the amount of $1,006,000 following ARE declaring bankruptcy.

Other expense, including interest expense, was $27,000 for the six months ended June 30, 2009 compared to other income, net of interest expense, of $66,000 for the six months ended June 30, 2010.

After accounting for the items described above Agri-Energy reported a net loss of $2,858,000 for the six months ended June 30, 2009 compared to net income of $609,000 for the six months ended June 30, 2010.

Management’s discussion and analysis of financial condition and results of operations

The combined financial statements of Agri-Energy were prepared in connection with the acquisition of Agri-Energy by Gevo Development, a subsidiary of Gevo, Inc. The combined financial statements and related notes present the financial position, results of operations and cash flows and changes in net parent investment of Agri-Energy, LLC and certain assets and liabilities of Agri-Energy Limited Partnership. Agri-Energy, LLC is a wholly owned subsidiary of CORN-er Stone Farmers’ Cooperative, or Cooperative, which is a cooperative association. Agri-Energy Limited Partnership is a limited partnership. The .01% general partnership interest of Agri-Energy Limited Partnership is held by CORN-er Stone Ethanol Management, Inc. which is a wholly owned subsidiary of the Cooperative. The 99.99% limited partnership interest of Agri-Energy Limited Partnership is under common ownership with the Cooperative. The assets, liabilities and operations of Agri-Energy Limited Partnership, which were not acquired by Gevo Development and are not included in these combined financial statements, include equity method investments held by Agri-Energy Limited Partnership, a note receivable arising from the sale of equity method investments and debt and related accounts used to finance the purchase of equity method investments. These investments were not managed or operated by Cooperative or Agri-Energy Limited Partnership management. Accordingly, changes in net parent investment represent net investments reported in the acquired entity to support acquired operations. Amounts recorded for services rendered by other entities owned by the Cooperative are recorded as due to related party in Agri-Energy’s combined financial statements.

REVENUES AND OPERATING EXPENSES

Revenues

Our revenues are comprised of government research grants and cooperative agreements. Revenues under these research grants and cooperative agreements are recognized in the period during which the related costs are incurred, provided that the conditions under the awards have been met and only perfunctory obligations are outstanding.

We will record revenue from the sale of the ethanol, distiller’s dried grains and other products produced as part of the ethanol production process during the period of the retrofit of the Agri-Energy facility to isobutanol production. Revenue from the production of ethanol, isobutanol and related products is recorded when all of the following criteria are satisfied: persuasive evidence of an arrangement exists, risk of loss and title transfer to the customer, the price is fixed and determinable and collectability of the revenue is reasonably assured. Ethanol and related products are generally shipped free on board shipping point.

Research and development

Our research and development costs consist of expenses incurred to identify, develop and test our technologies for the production of isobutanol and the development of downstream applications thereof. Research and development expense includes personnel costs (including stock-based compensation), consultants and related contract research, facility costs, supplies, depreciation and amortization expense on property and equipment used in product development, license fees paid to third parties for use of their intellectual property and patent rights and other overhead expenses incurred to support our research and development programs. Upfront fees and milestone payments made under licensing agreements, payments for sponsored research and university research gifts to support research at academic institutions are recorded as research and development expense.

Management’s discussion and analysis of financial condition and results of operations

General and administrative

General and administrative expense consists of personnel costs (including stock-based compensation), hiring and training costs, consulting and service provider expenses (including patent counsel related costs), marketing costs, corporate insurance costs, occupancy-related costs, depreciation and amortization expenses on property and equipment not used in our product development programs, and travel and relocation expenses. After completion of this offering, we anticipate incurring a significant increase in general and administrative expense as we incur additional compliance costs as a public company. These increases will likely include increased costs for insurance, costs related to the hiring of additional personnel and payment to outside consultants, lawyers and accountants. We also expect to incur significant costs to comply with the corporate governance, internal controls and similar requirements applicable to public companies.

We will record general and administrative expenses for the operations of the Luverne facility that will include administrative and oversight, labor, insurance, property taxes and other operating expenses.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the US and include our accounts and the accounts of our wholly owned subsidiary, Gevo Development. The preparation of our consolidated financial statements requires us to make estimates, assumptions and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the applicable periods. Management bases its estimates, assumptions and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances. Different assumptions and judgments would change the estimates used in the preparation of our consolidated financial statements, which, in turn, could change the results from those reported. Our management evaluates its estimates, assumptions and judgments on an ongoing basis.

While our significant accounting policies are more fully described in Note 1 to our consolidated financial statements included in this prospectus, we believe that the following accounting policies are the most critical to aid you in fully understanding and evaluating our reported financial results and reflect the more significant judgments and estimates that we use in the preparation of our consolidated financial statements.

Stock-based compensation

Effective January 1, 2006, we adopted the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 718, Compensation—Stock Compensation. Prior to January 1, 2006 we did not grant any share based awards. Compensation costs related to all equity instruments granted after January 1, 2006 are recognized at the grant-date fair value of the awards. We estimate the fair value of our share-based payment awards on the date of grant using the Black-Scholes option-pricing model and recognize the expense over the requisite service period of the awards on a straight-line basis.

We have accounted for stock options issued to nonemployees based on their estimated fair value determined using the Black-Scholes option-pricing method. The fair value of the options granted to nonemployees is re-measured as the services are performed and the options vest, and the resulting increase in value, if any, is recognized as expense during the period the related services are rendered.

Management’s discussion and analysis of financial condition and results of operations

The following table summarizes the stock options granted from January 1, 2008 through June 30, 2010 with their exercise prices, the fair value of the underlying common stock and the intrinsic value per share, if any:

Date of issuance	Number of options	Exercise price per share	Fair value	Intrinsic value
January 7, 2008 to February 25, 2008	64,500	$0.49	$0.49	—
June 12, 2008 to December 4, 2008	803,459	1.16	1.16	—
November 16, 2009 to December 1, 2009	863,720	2.70	2.70	—
June 3, 2010 to June 8, 2010	357,104	$10.07	$10.07	—
June 24, 2010	24,826	$10.07	$10.07	—

Significant factors, assumptions and methodologies used in determining fair value

We have estimated the fair value of our stock option grants using the Black-Scholes option-pricing method. We calculate the estimated volatility rate based on selected comparable public companies, due to a lack of historical information regarding the volatility of our stock price. We will continue to analyze the historical stock price volatility assumption as more historical data for our common stock becomes available. Due to our limited history of grant activity, we calculate the expected life of options granted using the “simplified method” permitted by the SEC as the arithmetic average of the total contractual term of the option and its vesting period. The risk-free interest rate assumption was based on the US Treasury yield curve in effect during the year of grant for instruments with a term similar to the expected life of the related option. No dividends are expected to be paid. Forfeitures have been estimated by us based upon our historical and expected forfeiture experience.

The fair value of stock options granted in the years ended December 31, 2008 and 2009, and for the six months ended June 30, 2010, were estimated using the following assumptions:

	Options granted in year 2008	Options granted in year 2009	Options granted during the six months ended June 30, 2010
Risk-free interest rate	1.92%–4.43%	2.15%–2.55%	1.93%–2.53%
Expected dividend yield	None	None	None
Expected volatility factor	70%–75%	76%–80%	76%–80%
Expected option life (in years)	4.87–6.08	5.08–6.07	5.00–6.08
Expected forfeitures	0%–5%	0%–5%	0%–5%

We recognized a total of $207,000 in stock-based compensation expense during 2008, of which $140,000 was attributable to employee stock options and $67,000 was attributable to nonemployee stock options and restricted stock. Of these amounts, $101,000 was recorded as general and administrative expense while $106,000 was recorded as a research and development expense. We recognized a total of $945,000 in stock-based compensation expense during 2009, of which $797,000 was attributable to employee stock options and $148,000 was attributable to nonemployee stock options and restricted stock. Of these amounts, $671,000 was recorded as general and administrative expense while $274,000 was recorded as a research and development expense. In the six months ended June 30, 2009 and 2010, we recognized a total of $159,000 and $1,891,000 in stock-based compensation expense, respectively, of which $98,000 and $1,744,000, respectively, was attributable to employee stock options and $61,000 and $147,000, respectively, was attributable to nonemployee stock options and

Management’s discussion and analysis of financial condition and results of operations restricted stock. Of this total amount for the six months ended June 30, 2009 and 2010, $89,000 and $1,531,000, respectively, was recorded as a general and administrative expense, while $70,000 and $360,000, respectively, was recorded as a research and development expense. Generally our stock options vest over four years. Historically, many of our stock option grants have contained a provision providing for vesting from the grantee’s date of hire. During the fourth quarter of 2009, we granted options to purchase 863,720 shares of common stock at a price of $2.70 per share. During the second quarter of 2010, we granted options to purchase 381,930 shares of common stock at a price of $10.07 per share. Because vesting for many of these grants commenced from the grantee’s date of hire, most of these grants were partially vested on the grant date resulting in a charge of approximately $558,000 and $1,198,000 in the fourth quarter of 2009 and the second quarter of 2010, respectively, for the portion of the grants that was vested as of the grant date.

Common stock valuations

In the absence of a public trading market, we determined a reasonable estimate of the then current fair value of our common stock for purposes of granting stock based compensation based on multiple criteria. We determined the fair value of our common stock utilizing methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Practice Aid, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation” (AICPA Practice Aid). In addition, we exercised judgment in evaluating and assessing the foregoing based on several factors including:

➢	the nature and history of our business;

➢	our historical operating and financial results;

➢	the market value of companies that are engaged in a similar business to ours;

➢	the lack of marketability of our common stock;

➢	the price at which shares of our preferred stock have been sold;

➢	the liquidation preference and other rights, privileges and preferences associated with our preferred stock;

➢	our progress in developing our isobutanol production technology;

➢	our progress towards achieving commercial performance targets for our bacteria and yeast based biocatalysts;

➢	our progress towards producing isobutanol at the one million gallon per year development plant scale;

➢	the risks associated with transferring our isobutanol production technology to full commercial scale settings;

➢	the overall inherent risks associated with our business at the time stock option grants were approved; and

➢	the overall equity market conditions and general economic trends.

We considered the factors outlined above, as well as the results of independent outside valuations performed as of the dates listed in the table below, in determining the underlying fair value of our common stock at September 30, 2007 after the completion of our Series B preferred stock financing, at March 13, 2008 after completion of our Series C preferred stock financing, at August 31, 2009 after completion of our Series D preferred stock financing, and at March 31, 2010 after completion of our

Management’s discussion and analysis of financial condition and results of operations initial closing of the Series D-1 preferred stock financing. We used an option-pricing method, as well as other factors outlined above, to estimate the fair value of our common stock as follows:

Valuation date	Fair value per share
September 30, 2007	$0.49
March 13, 2008	1.16
August 31, 2009	2.70
March 31, 2010	10.07

In November 2007, we completed a valuation to estimate the fair market value of a share of our common stock as of September 30, 2007 using the option-pricing method. To determine our estimated enterprise value, we applied an asset-based approach and a market-based approach based on the investment in our preferred stock by venture capital firms, including the issuance of 1,027,397 shares of Series B preferred stock at a price of $2.92 per share in July 2007. We used the option-pricing method to allocate the estimated enterprise value between common and preferred stockholders. We used a volatility of 70.3% based upon two years of data from a set of comparable public company stocks. Applying an appropriate risk free interest rate of 4.21% and a 50% discount for the lack of marketability of our common stock, we estimated a fair market value at September 30, 2007 of $0.49 per common share. We used this fair market value per common share for stock options granted through February 25, 2008.

In April 2008, we completed a valuation to estimate the fair market value of a share of our common stock as of March 13, 2008 using the option-pricing method. To determine our estimated enterprise value, we applied a market-based approach based on the investment in our preferred stock by venture capital firms, including the issuance of 3,102,190 shares of Series C preferred stock at a price of $5.48 per share in March 2008. We used the option-pricing method to allocate the estimated enterprise value between common and preferred stockholders. We used a volatility of 83.7% based upon three years of data from a set of comparable public company stocks. Applying an appropriate risk free interest rate of 1.84% and a 49% adjustment for the lack of marketability of our common stock, we estimated a fair market value at March 13, 2008 of $1.16 per common share. We used this fair market value per common share for options granted between June 12, 2008 and December 4, 2008.

In September 2009, we completed a valuation to estimate the fair market value of a share of our common stock as of August 31, 2009 using the option-pricing method. To determine our estimated enterprise value, we applied a market-based approach based on the investment in our preferred stock by venture capital firms and strategic investors, including the issuance of 4,616,483 shares of Series D preferred stock at a price of $7.04 per share between April and August 2009. We used the option-pricing method to allocate the estimated enterprise value between common and preferred stockholders. We used a volatility of 83.63% based upon two years of data from a set of comparable public company stocks. Applying an appropriate risk free interest rate of 0.97% and a 40% discount for the lack of marketability of our common stock, we estimated a fair market value at August 31, 2009 of $2.70 per common share. We used this fair market value per common share for options granted between November 16, 2009 and December 1, 2009.

In May 2010, we completed a valuation to estimate the fair market value of a share of our common stock as of March 31, 2010 using the option-pricing method. We first estimated our enterprise value and then allocated this value to the underlying classes of equity using the option-pricing method as outlined in the AICPA Practice Aid. In estimating the enterprise value, we used a scenario analysis incorporating probabilities of future events for existing shareholders of an initial public offering (IPO), merger / acquisition (M&A), or an orderly liquidation to calculate an overall estimated enterprise value of the company. To calculate the enterprise value in the IPO and M&A scenarios, we used an income approach

Management’s discussion and analysis of financial condition and results of operations which incorporated a discounted cash flow valuation. This approach requires a projection of the cash flows that the business expects to generate over a forecast period and an estimate of the present value of cash flows beyond that period, which is referred to as terminal value. These cash flows are converted to present value by means of discounting, using a rate of return that accounts for the time value of money and the appropriate degree of risks inherent in the business. The orderly liquidation scenario considered the total preferences of the preferred shareholders assuming no further rounds of financing after Series D-1. To allocate the enterprise value to the underlying classes of equity, we used the option-pricing method. Within the allocation model, we estimated a time until liquidity event of six months, a risk-free discount rate of 0.24% and a volatility input of 59.79% based upon 6 months of data from a set of comparable public company stocks. We estimated a fair market value at March 31, 2010 of $10.07 per common share.

No single event caused the valuation of our common stock to increase from January 2008 to June 2010; rather, it was a combination of the following factors that led to the changes in the fair value of the underlying common stock:

➢

We completed our Series C financing in March 2008. The value of the company negotiated during this financing, led by two new investors, took into account our license agreement signed with UCLA during the fall of 2007.

➢

We completed our Series D financing between April and August 2009. The value of the company negotiated during this financing, led by a new investor, took into account the operation of our pilot plant located at our facility in Colorado during 2008, our partnership with ICM that was entered into in 2008, improvements in our first-generation biocatalyst and construction of our demonstration plant in St. Joseph, Missouri.

➢

We completed our Series D-1 financing between March and May 2010. The value of the company negotiated during this financing took into account several recent developments including commissioning our demonstration plant in St. Joseph, Missouri during September 2009, the establishment of Gevo Development in September 2009 in order to focus on accessing, financing and developing ethanol facilities for future retrofit to isobutanol production, significant improvements in the isobutanol yield of our second-generation biocatalyst in late December 2009 through May 2010 and our entering into a number of letters of interest with potential future customers in the period from January 2010 to May 2010.

There is inherent uncertainty in these estimates and if we had made different assumptions than those described above, the amount of our stock-based compensation expense, net loss and net loss per share amounts could have been significantly different.

Estimation of fair value of warrants to purchase preferred stock

Effective January 1, 2009 upon the adoption of FASB ASC 815, Derivatives and Hedging, all warrants issued by us that are exercisable into preferred stock are accounted for as derivatives and recognized in the consolidated balance sheets as fair value of warrant liabilities at their estimated fair value. As such, effective January 1, 2009, we reclassified the fair value of these preferred stock warrants from equity to liability status as if these warrants were recorded as a derivative liability since their dates of issuance. We determined that this treatment was appropriate because the preferred stock underlying the warrants has down-round protection. As a result of this change in accounting principle, on January 1, 2009, we recorded these liabilities at their fair value of $289,000.

As of December 31, 2009 and June 30, 2010, the fair value of preferred stock warrants was estimated to be $982,000 and $2,232,000, respectively, using an option-pricing model. We recorded a $490,000

Management’s discussion and analysis of financial condition and results of operations non-cash charge related to the change in fair value of preferred stock warrants for the year ended December 31, 2009, and $443,000 and $1,250,000, for the six months ended June 30, 2009 and 2010, respectively. These warrant liabilities are marked to fair value from January 1, 2009 resulting in the recognition of gain or loss in our consolidated statements of operations as gain or loss from change in fair value of warrant liabilities from that date.

Preferred stock warrants were initially issued by us in connection with the issuance of secured long-term debt and convertible promissory notes. The warrants were not issued with the intent of effectively hedging any exposures to cash flow, market or foreign currency risks. The warrants do not qualify for hedge accounting, and as such, all future changes in the fair value of these warrants will be recognized currently in earnings until such time as the warrants are exercised, expire or are converted to common stock warrants. The warrants do not trade in an active market, and as such, we estimated the fair value of these warrants using an option-pricing model with the following assumptions:

	January 1, 2009	December 31, 2009	June 30, 2010
Risk-free interest rate	1.00%	1.14%	0.19%
Expected volatility factor	67.50%	91.60%	61.59%
Expected time to a liquidity event (in years)	3	2	0.33

During the year ended December 31, 2009, we granted an additional warrant to Lighthouse to acquire 55,000 shares of our Series D preferred stock with an exercise price of $7.04, and an additional warrant to acquire 416 shares of our Series C preferred stock with an exercise price of $5.48. No additional preferred stock warrants were granted during the six months ended June 30, 2010. Due to the nature of these derivative instruments, the instruments contain no credit-risk-related contingent features.

To value our preferred stock warrants as of June 30, 2010, we first estimated our enterprise value and then allocated this value to the underlying classes of equity using the option-pricing method as outlined in the AICPA Practice Aid. In estimating the enterprise value, we used a scenario analysis incorporating probabilities of future events for existing shareholders of an IPO, M&A transaction, or liquidation to calculate an overall estimated enterprise value of the company using the option-pricing method. To calculate the enterprise value in the IPO and M&A scenarios, we used an income approach which incorporated a discounted cash flow valuation. This approach requires a projection of the cash flows that the business expects to generate over a forecasted period and an estimate of the present value of cash flows beyond that period, which is referred to as terminal value. These cash flows are converted to present value by means of discounting, using a rate of return that accounts for the time value of money and the appropriate degree of risks inherent in the business. The orderly liquidation scenario considered the total preferences of the preferred stockholders assuming no further rounds of financing after Series D-1. To allocate the enterprise value to the underlying classes of equity, we used the option-pricing method. Within the allocation model, we estimated a time until liquidity event of four months, a risk-free discount rate of 0.19% and a volatility input of 61.59% based upon four months of data from a set of comparable public company stocks.

There is inherent uncertainty in these estimates and if we had made different assumptions than those described above, the amount of our loss on change in fair value of preferred stock warrants, net loss and net loss per share amounts could have been significantly different.

Management’s discussion and analysis of financial condition and results of operations

The table below summarizes the preferred stock warrants that were issued by us and recorded as a liability as of January 1, 2009, December 31, 2009 and June 30, 2010.

Type of preferred stock warrants	Year(s) of issuance	Number of warrant shares	Exercise price	Grant date original value assigned	Fair value at January 1, 2009	Fair value at December 31, 2009	Fair value at June 30, 2010
SeriesA-3 preferred stock warrant	2006, 2007	15,000	$1.75	$18,000	$30,000	$68,000	$163,000
SeriesA-4 preferred stock warrant	2007, 2008	15,021	2.33	27,000	27,000	65,000	155,000
Series C preferred stock warrant	2008, 2009	221,088	5.48	830,000	232,000	697,000	1,596,000
Series D preferred stock warrant	2009	55,000	7.04	202,000	—	152,000	318,000

		306,109		$1,077,000	$289,000	$982,000	2,232,000

Upon the closing of this initial public offering and the conversion of the underlying preferred stock to common stock, all outstanding warrants to purchase shares of preferred stock will convert into warrants to purchase shares of our common stock. The then-current aggregate fair value of these warrants will be reclassified from liabilities to additional paid-in capital, a component of stockholders’ equity, and we will cease to record any related periodic fair value adjustments.

Beneficial conversion feature of Series D-1 preferred stock financing

Each share of Series D-1 preferred stock is convertible into the number of shares of common stock determined by dividing the original issue price of the Series D-1 of $17.12, as adjusted, by the conversion price of the Series D-1 in effect at the time of conversion. The initial conversion price for the Series D-1 is $17.12, resulting in an initial conversion ratio that is one share of Series D-1 preferred stock for one share of common stock. In addition to the conversion price adjustments that are applicable to the other series of preferred stock, including, but not limited to, adjustments in connection with stock splits and dilutive events, the conversion price of the Series D-1 adjusts upon the closing of an initial public offering (the offering) or a qualified financing. A qualified financing is defined as the first issuance of common stock or a new series of convertible preferred stock by us following the final closing of the Series D-1 financing. If the offering or qualified financing closes on or prior to December 31, 2010, the conversion price of the Series D-1 is adjusted to an amount equal to 75% of the offering price per share or price per share paid by investors in a qualified financing. If the offering or qualified financing closes between January 1, 2011 and September 30, 2011, the conversion price of the Series D-1 is adjusted to an amount equal to 60% of the offering price per share or price per share paid by investors in a qualified financing. If an initial public offering or qualified financing does not occur by September 30, 2011, then the conversion ratio adjusts such that each share of Series D-1 preferred stock is convertible into two shares of common stock. If a merger or asset sale occurs, as defined in the amended and restated certificate of incorporation, on or prior to September 30, 2011, then the conversion ratio adjusts so that each share of Series D-1 preferred stock is convertible into one and one-half shares of common stock.

Because the conversion ratio adjustments described above are unique to the Series D-1 preferred, the Series D-1 preferred is considered to have a beneficial conversion feature. In order to calculate the value of this beneficial conversion feature, we compared the Series D-1 preferred issuance price of $17.12 to the estimated fair value of two shares of common stock of $20.14, as of the original issue dates of the Series D-1 preferred (representing the conversion rate of the Series D-1 preferred if an initial public

Management’s discussion and analysis of financial condition and results of operations offering or qualified financing does not occur by September 30, 2011). On the basis of this comparison, the company has recorded an amount representing the intrinsic value of the beneficial conversion feature of $3.02 per share, or the difference between $20.14 and $17.12. As the company issued a total of 1,902,087 shares of Series D-1 preferred between March and May 2010, it recorded the beneficial conversion feature at its aggregate intrinsic value of approximately $5,744,000 (1,902,087 shares multiplied by $3.02 per share) as a discount on the Series D-1 preferred with a corresponding credit to additional paid-in-capital. Unless the Series D-1 preferred stock is converted into common stock prior to September 30, 2011, the discount will be amortized to retained earnings and additional paid-in-capital during the period from March 26, 2010 to September 30, 2011. In the event an initial public offering, qualified financing, or merger or asset sale closes on or prior to September 30, 2011, the beneficial conversion feature will be recalculated using the adjusted conversion ratio applied against the original commitment-date estimated fair value of the underlying common stock. If the amortized amount of the beneficial conversion feature resulting from the initial measurement of the intrinsic value before the event exceeds the re-measured intrinsic value, the excess amortization charge will not be reversed and any unamortized discount will be reversed.

Upon the closing of this offering, the Series D-1 preferred stock will convert to common stock. The ratio of the conversion of Series D-1 preferred stock to common stock will be determined by the final offering price.

Impairment of Long-Lived Assets

In accordance with FASB ASC 360, Property, Plant, and Equipment, we assess impairment of long-lived assets, which include property and equipment, for recoverability when events or changes in circumstances indicate that their carrying amount may not be recoverable. Circumstances which could trigger a review include, but are not limited to, significant decreases in the market price of the asset; significant adverse changes in the business climate, legal or regulatory factors; accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of the asset; current period cash flow or operating losses combined with a history of losses or a forecast of continuing losses associated with the use of the asset; or expectations that the asset will more likely than not be sold or disposed of significantly before the end of its estimated useful life.

Given our current period cash flow combined with a history of operating losses, we evaluated the recoverability of the book value of our property, plant and equipment. We performed an undiscounted cash flow analysis, the results of which indicate that the sum of the undiscounted cash flows is substantially in excess of the book value of the property, plant and equipment. Accordingly, no impairment charges have been recorded during the period from June 9, 2005 (date of inception) through June 30, 2010.

Our property, plant and equipment are substantially comprised of laboratory and related equipment used in our demonstration plant in St. Joseph, Missouri and our pilot plant and laboratories in Englewood, Colorado. This equipment is used directly in the development and testing of our technology, including our proprietary separation process and biocatalysts, and the testing of isobutanol that we produce. Any resulting technological improvements are incorporated into our retrofit and production processes. We believe our laboratory equipment and demonstration plant will continue to have future utility, as we intend to continue using it to test and develop enhancements to our retrofit and production processes, in support of our acquired operations at Agri-Energy and any additional ethanol production facilities that we acquire, and to test the methods and feasibility of converting the isobutanol that we produce into a variety of renewable products, in support of our future commercialization efforts. Accordingly, we have based our undiscounted cash flow analysis on the cash flows that we anticipate from these future operations.

Management’s discussion and analysis of financial condition and results of operations

We have not yet generated positive cash flows from operations on a sustained basis, and such cash flows may not materialize for a significant period in the future, if ever. Additionally, we may make changes to our business plan that will result in changes to the expected cash flows from long-lived assets. As a result, it is possible that future evaluations of long-lived assets may result in impairment.

We make estimates and judgments about future undiscounted cash flows. Although our cash flow forecasts are based on assumptions that are consistent with our plans, there is significant exercise of judgment involved in determining the cash flow attributable to a long-lived asset over its estimated remaining useful life. As a result, the carrying amounts of our long-lived assets could be reduced through impairment charges in the future.

RESULTS OF OPERATIONS

The following table sets forth our consolidated results of operations for the periods shown:

	Year ended December 31,			Six months ended June 30,
Consolidated statements of operations data:	2007	2008	2009	2009	2010
Revenue	$275,000	$208,000	$660,000	$347,000	$792,000

Operating expenses:
Research and development	(3,699,000)	(7,376,000)	(10,508,000)	(3,885,000)	(7,878,000)
General and administrative	(2,601,000)	(6,065,000)	(8,699,000)	(3,153,000)	(7,513,000)
Lease termination costs	(894,000)	—	—	—	—
Loss on abandonment or disposal of assets	(243,000)	(78,000)	(22,000)	(10,000)	—

Total operating expenses	(7,437,000)	(13,519,000)	(19,229,000)	(7,048,000)	(15,391,000)

Loss from operations	(7,162,000)	(13,311,000)	(18,569,000)	(6,701,000)	(14,599,000)

Other (expense) income:
Interest expense	(140,000)	(1,385,000)	(1,103,000)	(496,000)	(669,000)
Interest and other income	76,000	154,000	277,000	201,000	58,000
Loss from change in fair value of warrant liabilities	—	—	(490,000)	(443,000)	(1,250,000)

Other expense—net	(64,000)	(1,231,000)	(1,316,000)	(738,000)	(1,861,000)

Net loss	(7,226,000)	(14,542,000)	(19,885,000)	(7,439,000)	(16,460,000)

Deemed dividend—amortization of beneficial conversion feature on Series D-1 convertible preferred stock	—	—	—	—	(800,000)

Net loss attributable to Gevo, Inc. common stockholders	$(7,226,000)	$(14,542,000)	$(19,885,000)	$(7,439,000)	$(17,260,000)

Management’s discussion and analysis of financial condition and results of operations

Comparison of six months ended June 30, 2009 and 2010

The following table shows the amounts of the listed items from our consolidated statements of operations for the periods presented, showing period-over-period changes:

	Six months ended June 30,		$ Increase (decrease)	% Change
	2009	2010
Revenue	$347,000	$792,000	$445,000	128%

Operating expenses:
Research and development	(3,885,000)	(7,878,000)	3,993,000	103%
General and administrative	(3,153,000)	(7,513,000)	4,360,000	138%
Loss on abandonment or disposal of assets	(10,000)	—	(10,000)	-100%

Total operating expenses	(7,048,000)	(15,391,000)	8,343,000	118%

Loss from operations	(6,701,000)	(14,599,000)	7,898,000	118%

Other (expense) income:
Interest expense	(496,000)	(669,000)	173,000	35%
Interest and other income	201,000	58,000	(143,000)	-71%
Loss from change in fair value of warrant liabilities	(443,000)	(1,250,000)	807,000	182%

Other expense—net	(738,000)	(1,861,000)	1,123,000	152%

Net loss	(7,439,000)	(16,460,000)	9,021,000	121%

Deemed dividend—amortization of beneficial conversion feature on Series D-1 convertible preferred stock	—	(800,000)	800,000	N/A

Net loss attributable to Gevo, Inc. common stockholders	$(7,439,000)	$(17,260,000)	$9,821,000	132%

Revenues:    The increase in revenue of $445,000, or 128%, primarily relates to additional awards from the US Department of Agriculture and the Army Research Laboratory that commenced in the fourth quarter of 2009.

Research and Development:    The increase in research and development expense of $3,993,000, or 103%, was primarily driven by achievement of a research milestone under our licensing agreement with Cargill for which we recorded $1,578,000 in expense during the six months ended June 30, 2010, an increase in depreciation expense including depreciation of equipment at our demonstration facility of $1,016,000, the incurrence of payroll and related expenses of $374,000 and an increase of $451,000 relating to our use of consultants and for contracted research, including work under our development agreements with VIB and Cargill. Research and development expense includes stock-based compensation expense of $70,000 and $360,000 in the six months ended June 30, 2009 and 2010, respectively.

General and Administrative:    The increase in general and administrative expense of $4,360,000, or 138%, was primarily driven by an increase in stock-based compensation expense of $1,442,000, costs incurred by Gevo Development, our subsidiary formed in September 2009, of $1,466,000, the incurrence of payroll and related expenses, including relocation and recruiting related to hiring senior managers, of $442,000, patent related and general legal fees of $323,000 and use of consultants of $221,000. General and administrative expense included stock-based compensation expense of $89,000 and $1,531,000 in the six months ended June 30, 2009 and 2010, respectively.

Interest Expense:    Interest expense increased by $173,000, or 35%, due to higher interest rates on our secured long-term debt facility.

Management’s discussion and analysis of financial condition and results of operations

Interest and other income:    The decrease in interest and other income of $143,000, or 71%, is primarily due to $144,000 received in 2009 under a Colorado state incentive program related to local jobs creation.

Loss from change in fair value of warrant liabilities:    The increase in loss from change in fair value of warrant liabilities of $807,000, or 182%, relates to the change in the fair value of our preferred stock warrants, which are recorded as derivatives and recognized in our consolidated balance sheet as a liability.

Deemed dividend—amortization of beneficial conversion feature on Series D-1 convertible preferred stock: The increase in deemed dividend – amortization of beneficial conversion feature on Series D-1 convertible preferred stock of $800,000 relates to our issuance of Series D-1 convertible preferred stock between March and May 2010 which conversion ratio adjusts such that each share of Series D-1 preferred stock is convertible into two shares of common stock if an initial public offering or qualified financing does not occur by September 30, 2011.

Comparison of years ended December 31, 2008 and 2009

	Year ended December 31, 2008	Year ended December 31, 2009	$ increase (decrease)	% Change
Revenue	$208,000	$660,000	$452,000	217%

Operating expenses:
Research and development	(7,376,000)	(10,508,000)	3,132,000	42%
General and administrative	(6,065,000)	(8,699,000)	2,634,000	43%
Loss on abandonment or disposal of assets	(78,000)	(22,000)	(56,000)	-72%

Total operating expenses	(13,519,000)	(19,229,000)	5,710,000	42%

Loss from operations	(13,311,000)	(18,569,000)	5,258,000	40%

Other (expense) income:
Interest expense	(1,385,000)	(1,103,000)	(282,000)	-20%
Interest and other income	154,000	277,000	123,000	80%
Loss from change in fair value of warrant liabilities	0	(490,000)	490,000	N/	A

Other expense—net	(1,231,000)	(1,316,000)	85,000	7%

Net loss attributable to Gevo, Inc. common stockholders	$(14,542,000)	$(19,885,000)	$5,343,000	37%

Revenues:    The increase in revenue of $452,000, or 217%, is primarily related to increased activity under our ongoing awards and an additional grant from the EPA.

Research and Development:    The increase in research and development expense of $3,132,000, or 42%, was primarily due to additional resources deployed for development of our first-generation and second-generation biocatalysts and the operation of our demonstration facility in St. Joseph, Missouri. The increase included $824,000 for sponsored research under our agreements with The Regents and VIB; upfront and milestone amounts totaling $875,000 under our Cargill license agreement, and $771,000 and $529,000 of operating expenses and depreciation expense, respectively, relating to our demonstration facility in St. Joseph, Missouri. Research and development expenses included stock-based compensation expense of $106,000 and $274,000 in 2008 and 2009, respectively.

Management’s discussion and analysis of financial condition and results of operations

General and Administrative:    The increase in general and administrative expense of $2,634,000, or 43%, reflected hiring of additional personnel to support the growth in our business and related expenses, legal expenses to support our intellectual property positions and establishment of our activities through Gevo Development. Our personnel costs, including costs for initial hiring of executives with specialized knowledge of our industry, and expenses for stock-based compensation increased approximately $1,808,000. General and administrative expense included stock-based compensation expense of $101,000 and $671,000 in 2008 and 2009, respectively. We increased our spending on legal expenses by $145,000 as we developed our intellectual property portfolio. Gevo Development, which was established during September 2009, incurred expenses of $731,000, including initial costs related to start up activities, in 2009. Partially offsetting these increases in general and administrative expense in 2009 were costs incurred for relocation of our primary business offices and operations from Pasadena, California to Englewood, Colorado of $706,000 that we recorded in general and administrative expense in 2008.

Loss on Abandonment or Disposal of Assets:    Loss on abandonment or disposal of assets in 2008 primarily represents abandoned assets as a result of the relocation of our primary business offices from Pasadena, California to Englewood, Colorado. Loss on abandonment or disposal of assets in 2009 represents disposal of obsolete equipment.

Interest Expense:    The net decrease in interest expense of $282,000, or 20%, is primarily due to debt discounts recorded on our convertible promissory notes that were fully amortized to interest expense in 2008, partially offset by increases in interest expense relating to our secured debt facility. Interest expense related to our Lighthouse facility was $332,000 and $1,103,000 in 2008 and 2009, respectively. The increase in interest expense related to our Lighthouse debt facility reflected a higher debt balance outstanding throughout 2009 and issuance of warrants in 2009 related to a modification of our terms with Lighthouse in July 2009. During January 2008, we issued $3,000,000 of convertible promissory notes with warrants to existing investors. Debt discounts recorded against these convertible promissory notes of approximately $1,010,000 for the fair value assigned to the warrants and a beneficial conversion feature associated with the conversion feature of the notes were fully amortized to interest expense upon the conversion of the notes to Series C preferred stock in March 2008.

Interest and other income:    Interest and other income increased by $123,000, or 80%, primarily due to $144,000 received in 2009 under a Colorado state incentive program related to local jobs creation.

Loss from change in fair value of warrant liabilities:    The increase in loss from change in fair value of warrant liabilities of $490,000 relates to our preferred stock warrants, which effective January 1, 2009, were reclassified from equity to derivative liabilities and recognized in our consolidated balance sheet as a liability.

Management’s discussion and analysis of financial condition and results of operations

Comparison of years ended December 31, 2007 and 2008

	Year ended December 31, 2007	Year ended December 31, 2008	$ increase (decrease)	% Change
Revenue	$275,000	$208,000	$(67,000)	-24%

Operating expenses:
Research and development	(3,699,000)	(7,376,000)	3,677,000	99%
General and administrative	(2,601,000)	(6,065,000)	3,464,000	133%
Lease termination costs	(894,000)	—	894,000	-100%
Loss on abandonment or disposal of assets	(243,000)	(78,000)	(165,000)	-68%

Total operating expenses	(7,437,000)	(13,519,000)	6,082,000	82%

Loss from operations	(7,162,000)	(13,311,000)	6,149,000	86%

Other (expense) income:
Interest expense	(140,000)	(1,385,000)	1,245,000	889%
Interest and other income	76,000	154,000	78,000	103%

Other expense—net	(64,000)	(1,231,000)	1,167,000	1,823%

Net loss attributable to Gevo, Inc. common stockholders	$(7,226,000)	$(14,542,000)	$7,316,000	101%

Revenues:    The decrease in revenue of $67,000, or 24%, primarily reflects completion of research services on a project funded by the US Army under which we were a sub-awardee of Caltech in 2007.

Research and Development:    The increase in research and development expense of $3,677,000, or 99%, was primarily related to $1,894,000 of increases in personnel costs, including costs for hiring additional research and development staff, and expenses for stock-based compensation. Research and development expense included stock-based compensation expenses of $36,000 and $106,000 during 2007 and 2008, respectively. Our overall research and development expense increases reflected increased levels of activity including increased spending on research-related consultants of $395,000 and laboratory supplies and services of $312,000 in 2008. Depreciation expense on equipment used in research and development activities, including initial depreciation on our pilot plant which was commissioned in 2008, also increased by approximately $403,000.

General and Administrative:    The increase in general and administrative expense of $3,464,000, or 133%, primarily related to $1,761,000 of increases in personnel costs, including costs for initial hiring of executives with specialized knowledge of our industry and administrative staff to support growth, and expenses for stock-based compensation. General and administrative expense included stock-based compensation expenses of $19,000 and $101,000 during 2007 and 2008, respectively. In addition, during 2008 we relocated our primary business offices and operations from Pasadena, California to Englewood, Colorado and incurred $706,000 in moving and relocation costs. We also increased our spending on rent expense and travel-related expenses by approximately $337,000 and $172,000, respectively, as we expanded our operations and business.

Lease Termination Costs:    In December 2007 we terminated a facility lease in connection with the relocation of our offices from California to Colorado in exchange for specific termination payments and recorded a lease termination cost of $894,000.

Management’s discussion and analysis of financial condition and results of operations

Loss on Abandonment or Disposal of Assets:    Loss on abandonment or disposal of assets in 2007 and 2008 primarily represented abandoned assets as a result of the relocation of our offices in California to Englewood, Colorado.

Interest Expense:    The increase in interest expense of $1,245,000, or 889%, primarily relates to $1,010,000 of debt discounts on our convertible promissory notes that were amortized to interest expense upon conversion to Series C preferred stock in March 2008, and $192,000 increase in interest expense relating to our secured debt facility.

Interest and Other Income:    Interest and other income comprised interest earned from invested funds.

LIQUIDITY AND CAPITAL RESOURCES

From inception through June 30, 2010, we have funded our operations primarily through an aggregate of $89,068,000 from the sale of equity securities, $9,078,000 in borrowings under our secured debt financing arrangement and $2,035,000 from government research grants and cooperative agreements. To date, we have not generated any revenues from the sale of isobutanol.

As of June 30, 2010, our cash and cash equivalents totaled $42,119,000, including proceeds from the issuance of our Series D-1 preferred stock. Between March and May 2010, we issued 1,843,675 shares of Series D-1 preferred stock at a price of $17.12 per share for gross cash proceeds of approximately $31,564,000 and issued 58,412 shares of Series D-1 preferred stock at $17.12 per share in exchange for $1,000,000 of future services to be provided by ICM. The proceeds on the issuance of Series D-1 preferred stock were offset by issuance costs of $153,000. In addition, we have $159,000 of restricted cash in certificates of deposit. Based on our current level of operations and anticipated growth, we believe that our existing cash and cash equivalents will provide adequate funds for ongoing operations, planned capital expenditures and working capital requirements for at least the next 12 months. Possible future acquisitions of or joint ventures involving ethanol plant assets for retrofit to isobutanol production will be subject to our raising additional capital through this offering or future equity or debt issuances. Successful completion of our research and development program, and ultimately, the attainment of profitable operations are dependent upon future events, including completion of our development activities resulting in commercial products and/or technology, obtaining adequate financing to complete our development activities, obtaining adequate financing to acquire access to and complete the retrofit of ethanol plants to isobutanol production, market acceptance and demand for our products and services and attracting and retaining qualified personnel.

The following table sets forth the major sources and uses of cash for each of the periods set forth below:

	Year ended December 31, 2007	Year ended December 31, 2008	Year ended December 31, 2009	Six months ended June 30, 2010
Net cash used in operating activities	(5,869,000)	(11,741,000)	(16,099,000)	(9,350,000)
Net cash used in investing activities	(1,559,000)	(2,315,000)	(2,942,000)	(329,000)
Net cash provided by financing activities	6,486,000	23,628,000	30,646,000	30,558,000

Operating activities

Our primary uses for cash from operating activities are personnel-related expenses and research and development-related expenses including costs incurred under development agreements, for licensing of technology and for the operation of our pilot and demonstration production facilities.

Management’s discussion and analysis of financial condition and results of operations

Cash used in operating activities of $9,350,000 during the six months ended June 30, 2010 reflected our net loss of $16,460,000 offset by non-cash charges totaling $4,818,000 and changes in operating assets and liabilities of $2,292,000. Non-cash charges included depreciation and amortization of $1,539,000, stock-based compensation of $1,891,000, loss from change in fair value of warrant liabilities of $1,250,000 and non-cash interest expense and amortization of debt discounts of $138,000. The net source of cash from our operating assets and liabilities of $2,292,000 primarily reflected accrued milestone payments under our Cargill license agreement that are payable in 2011 and 2012 and amounts accrued for work performed by ICM.

Cash used in operating activities of $16,099,000 in 2009 reflected our net loss of $19,885,000 offset by non-cash charges totaling $3,203,000 and changes in operating assets and liabilities of $583,000. Non-cash charges included depreciation and amortization of $1,511,000, stock-based compensation of $945,000, loss from change in fair value of warrant liabilities of $490,000 and non-cash interest expense and amortization of debt discounts of $235,000. The net source of cash from our operating assets and liabilities of $583,000 primarily reflected accrued milestone payments under our Cargill license that were payable in 2010.

Cash used in operating activities of $11,741,000 in 2008 reflected our net loss of $14,542,000 offset by non-cash charges totaling $2,065,000 and changes in operating assets and liabilities of $736,000. Non-cash charges included depreciation of $678,000, stock-based compensation of $207,000, non-cash interest expense and amortization of debt discounts of $1,102,000 and loss on abandonment or disposal of fixed assets of $78,000. The net source of cash from our operating assets and liabilities of $736,000 primarily reflected elimination of prepaid rent and recovery of deposits related to our former California offices following the relocation of our principal offices to Colorado and other changes in the ordinary course of our business.

Cash used in operating activities of $5,869,000 in 2007 reflected our net loss of $7,226,000 offset by non-cash charges totaling $602,000 and changes in our operating assets and liabilities of $755,000. Non-cash charges included depreciation of $240,000, stock-based compensation of $55,000, loss on abandonment or disposal of fixed assets of $243,000 and non-cash interest expense and amortization of debt discounts of $54,000. The net source of cash from our operating assets and liabilities primarily reflected accrual of costs related to the relocation of our principal offices from California to Colorado.

Investing activities

Our investing activities consist primarily of capital expenditures.

During the six months ended June 30, 2010, cash used in investing activities was $329,000 for capital expenditures.

In 2009, cash used in investing activities was primarily related to $2,982,000 of capital expenditures, including $2,586,000 for construction of our demonstration facility in St. Joseph, Missouri.

In 2008, cash used in investing activities was primarily related to $2,360,000 of capital expenditures, including costs to build out our facility in Englewood, Colorado, including $710,000 for construction of our pilot plant, and $1,154,000 for laboratory related equipment used in our development programs.

In 2007, cash used in investing activities was primarily related to $1,341,000 of capital expenditures, including $837,000 for laboratory related equipment used in our development programs.

Management’s discussion and analysis of financial condition and results of operations

Financing activities

During the six months ended June 30, 2010, cash provided by financing activities was $30,558,000, primarily due to the net proceeds of $31,411,000 from our sale of Series D-1 preferred stock and payment of deferred offering costs relating to this offering of $869,000.

In 2009, cash provided by financing activities was $30,646,000, primarily due to net proceeds of $31,154,000 from our sale of Series D preferred stock. In addition, we repaid a net amount of $508,000 under our secured long-term debt arrangement.

In 2008, cash provided by financing activities was $23,628,000, primarily due to net proceeds of $13,747,000 from our sale of Series C preferred stock. Additionally, during 2008 we raised $3,000,000 from the sale of convertible promissory notes and warrants and borrowed a net amount of $6,875,000 under our long-term debt arrangement.

In 2007, cash provided by financing activities was $6,486,000, primarily due to net proceeds of $4,918,000 from our sales of Series A-4 preferred stock and Series B preferred stock. During 2007, we also borrowed $1,568,000 under our long-term debt arrangement.

Agri-Energy acquisition

In August 2010, we entered into an acquisition agreement with Agri-Energy. In September 2010, we closed the transactions contemplated by the acquisition agreement and acquired a 22 MGPY ethanol production facility in Luverne, Minnesota that we intend to retrofit to produce isobutanol. We paid a purchase price of approximately $20.7 million. In addition, we acquired and paid for $4.3 million in estimated working capital. We paid the aggregate purchase price with available cash reserves and by borrowing $12.5 million under our loan and security agreement with TriplePoint (as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Secured long-term debt”). We anticipate beginning our retrofit of the Luverne facility in the fourth quarter of 2010. Based on ICM’s initial evaluation of the Luverne facility, we project capital costs of approximately $17 million to retrofit this plant to produce isobutanol. We expect to incur additional costs of approximately $5 million related to the retrofit that are unique to the Luverne facility, including the costs associated with construction of a seed train and equipment and storage tanks that are designed to allow switching between isobutanol and ethanol production, bringing the total projected cost to approximately $22 million. While we believe we will have the ability to reverse the retrofit and switch between ethanol and isobutanol production, there is no guarantee that this will be the case and it is not our intent to do so.

We will also require additional funding to achieve our goal of producing and selling over 500 MGPY of isobutanol in 2014.

Gevo Development, LLC and CDP Gevo, LLC

In September 2010, Gevo, Inc. acquired 100% of the class B interests in Gevo Development, which comprise 10% of the outstanding equity interests of Gevo Development, from CDP pursuant to an equity purchase agreement. As a result of this acquisition, Gevo, Inc. currently owns 100% of the outstanding equity interests of Gevo Development as a wholly owned subsidiary. In exchange for the class B interests, CDP will receive aggregate consideration of up to approximately $1.143 million, (i) $500,000 of which was paid on September 22, 2010, (ii) $274,000 of which will be paid on December 30, 2010, and (iii) the remainder of which is payable in five equal quarterly installments beginning in January 2011, subject to

Management’s discussion and analysis of financial condition and results of operations the terms and conditions set forth in the agreement. As of September 22, 2010, each of the owners of CDP is employed by Gevo, Inc. as executive vice president of upstream business development and as a co-managing director of Gevo Development.

Secured long-term debt

On December 18, 2006, we entered into a loan and security agreement with Lighthouse. Through June 30, 2009, we had borrowed $9,078,000 and repaid principal of $1,143,000, resulting in an outstanding principal balance of $7,935,000. In August 2009, we amended the Lighthouse agreement to aggregate all outstanding loan advances totaling $7,935,000 into one promissory note that bears an interest rate of 12% per annum, requires interest only payments for the period from July 2009 through December 2010, principal plus interest repayments of equal amounts over the 18 months commencing January 1, 2011 and a final payment of $454,000 due on July 1, 2012. Under the terms of the amendment, we are prohibited from granting a security interest in our intellectual property assets to any other entity until Lighthouse is paid in full, and Lighthouse was entitled to maintain a blanket security interest in all of our assets, other than our intellectual property, until such time as we paid $5,000,000 in principal payments against the note. On August 6, 2010, we repaid $5,000,000 in outstanding principal under the note, using amounts borrowed pursuant to a loan and security agreement with TriplePoint. As a result of such payment, Lighthouse has released its blanket security interest, and retains only our negative pledge on our intellectual property and a security interest in the assets, including equipment and fixtures, financed by the proceeds of each original loan advance made under the loan agreement until such time as the loan is paid in full. The Lighthouse agreement does not contain financial ratio covenants, but does impose certain affirmative and negative covenants, which include prohibiting us from paying any dividends or distributions or creating any liens against the collateral as defined in the agreement, as amended. We cannot borrow any further amounts under our agreement with Lighthouse and are in compliance with all debt covenants.

In August 2010, concurrently with the execution of the acquisition agreement with Agri-Energy, Gevo, Inc. entered into a loan and security agreement with TriplePoint, pursuant to which it borrowed $5,000,000. The loan and security agreement includes customary affirmative and negative covenants for agreements of this type and events of default. The aggregate amount outstanding under the loan and security agreement bears interest at a rate equal to 13%, is subject to an end-of-term payment equal to 8% of the amount borrowed and is secured by substantially all of the assets of Gevo, Inc., other than its intellectual property. This loan is also secured by substantially all of the assets of Agri-Energy, LLC. Additionally, under the terms of each of (i) the loan and security agreement and (ii) Gevo, Inc.’s guarantee of Gevo Development’s and Agri-Energy’s obligations under the loan and security agreement described below, Gevo, Inc. is prohibited from granting a security interest in its intellectual property assets to any other entity until both TriplePoint loans are paid in full. The loan matures on August 31, 2014, and provides for interest only payments during the first 24 months. Gevo, Inc. used the funds from this loan to repay a portion of its existing indebtedness with Lighthouse.

In August 2010, Gevo Development also entered into a loan and security agreement with TriplePoint under which, upon the satisfaction of certain conditions, Gevo Development could borrow up to $12.5 million to finance the transactions contemplated by the acquisition agreement with Agri-Energy. In September 2010, Gevo Development borrowed the $12.5 million and closed the transactions contemplated by the acquisition agreement, at which time the loan and security agreement was amended and Agri-Energy, LLC became a borrower under the loan and security agreement. The loan and security agreement includes customary affirmative and negative covenants for agreements of this type and events of default. The aggregate amount outstanding under the loan and security agreement bears interest at a rate equal to 13% and is subject to an end-of-term payment equal to 8% of the amount borrowed. The loan is secured by the equity interests of

Management’s discussion and analysis of financial condition and results of operations

Agri-Energy held by Gevo Development and substantially all the assets of Agri-Energy. The loan matures on September 1, 2014, and provides for interest only payments during the first 24 months. The loan is guaranteed by Gevo, Inc. pursuant to a continuing guaranty executed by Gevo, Inc. in favor of TriplePoint, which is secured by substantially all of the assets of Gevo, Inc., other than its intellectual property.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The following summarizes the future commitments arising from our contractual obligations at December 31, 2009:

	Total	2010	2011	2012	2013	2014 and Thereafter
Secured long-term debt, including current portion (before debt discounts)(1)	$8,389,000	$—	$5,131,000	$3,258,000	$—	$—
Cash interest payments on long-term debt(1)	1,654,000	965,000	619,000	70,000	—	—
Operating leases(2)	1,770,000	490,000	491,000	497,000	292,000	—
Management fees to CDP(3)	1,910,000	955,000	955,000	—	—	—

Total	$13,723,000	$2,410,000	$7,196,000	$3,825,000	$292,000	$—

(1)	Includes principal and final payments on our long-term debt as of December 31, 2009. In August 2010, we paid off approximately $5 million of principal on our debt with Lighthouse and borrowed $5 million from TriplePoint. In September 2010, we borrowed an additional $12.5 million from TriplePoint. For more information on these subsequent events, please see “—Secured long-term debt” above.
(2)	Our commitments for operating leases primarily relate to our leased facility in Englewood, Colorado.
(3)	Includes management fees payable to CDP under the commercialization agreement through December 31, 2011. In September 2010, Gevo, Inc. purchased all of the outstanding class B interests in Gevo Development from CDP pursuant to an equity purchase agreement. In connection with this transaction, the commercialization agreement was terminated and is of no further force or effect and Gevo, Inc. is no longer obligated to pay the management fees that would otherwise have become due to CDP.

The table above reflects only payment obligations that are fixed and determinable. The above amounts exclude potential payments to be made under our license and other agreements that are based on the achievement of future milestones or royalties on product sales.

Cargill, Incorporated

During February 2009, we entered into a license agreement with Cargill to obtain certain biological materials and license patent rights to use a yeast biocatalyst owned by Cargill. Under the agreement, Cargill has granted us an exclusive, royalty-bearing license, with limited rights to sublicense, to use the patent rights in a certain field, as defined in the agreement. The agreement contains five future milestone payments totaling approximately $4,300,000 that are payable after each milestone is completed.

During 2009, two milestones were completed and we recorded the related milestone amounts, along with an up-front signing fee, totaling $875,000 to research and development expense. During March 2010, we completed milestone number three and recorded the related milestone amount of $2,000,000 to research and development expense at its present value amount of $1,578,000 because the milestone payment will be paid over a period greater than twelve months from the date it was incurred. At June 30, 2010, the milestone payment of $2,000,000 was recorded as a total liability of $1,629,000, net of a discount of $371,000, of which $447,000 was recorded in accounts payable and accrued expenses, and $1,182,000 was recorded in other liabilities on our balance sheet, which will be paid during the years ended December 31, 2011 and 2012. Upon commercialization of a product which uses the Cargill biological

Management’s discussion and analysis of financial condition and results of operations material or is otherwise covered by the patent rights under this agreement, a royalty based on net sales is payable by us, subject to a minimum royalty amount per year, as defined in the agreement, and up to a maximum amount per year. We may terminate this agreement at any time upon 90 days’ written notice. Unless terminated earlier, the agreement remains in effect until no licensed patent rights remain, but in no case before December 31, 2025. The accretion of the liability from March 2010 to June 30, 2010 of $51,000 was recorded to interest expense.

During January 2010, we entered into a subcontractor agreement with Cargill to engage Cargill to provide research and development services to develop biological material that has been licensed by the company. The agreement may require payment of up to $1,500,000 through the term of the agreement which ends August 31, 2011. The agreement can be canceled thereafter by either party upon 30 days’ written notice.

VIB

In May 2009, we entered into a research agreement with VIB to engage in research to modify yeast to improve the production of isobutanol. The term of the agreement, as modified, is for two years during which we must pay VIB the sum of €300,000 per year, plus travel expenses, and up to an additional €210,000 depending on the completion of four defined contract milestones. The agreement may be terminated by us with six months advance written notice. No milestones have been met or paid under this agreement as of June 30, 2010.

California Institute of Technology (Caltech)

In 2005 we entered into a fully paid up license agreement with Caltech to obtain certain patent rights and improvement rights in exchange for the issuance of 200,000 shares of our common stock valued at a de minimis amount. The term of the agreement, as amended, shall continue until the expiration, revocation, invalidation, or unenforceability of the licensed patent rights and improvements licensed to us. Improvements conceived and reduced to practice in the applicable laboratory at Caltech prior to July 12, 2013 are included in the improvement rights.

During 2009 we entered into a contractor agreement with Caltech under which Caltech will provide us research and development services. The agreement is effective from October 1, 2009 through September 30, 2011 and may require future payments of up to $450,000. Either party may terminate the agreement upon 15 days’ written notice.

OFF-BALANCE SHEET ARRANGEMENTS

We did not have during the periods presented, and we do not currently have, any relationships with unconsolidated entities, such as entities often referred to as structured finance or special purpose entities, established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest rate risk

We had unrestricted cash and cash equivalents totaling $9,635,000, $21,240,000 and $42,119,000 at December 31, 2008 and 2009 and June 30, 2010, respectively. These amounts were invested primarily in

Management’s discussion and analysis of financial condition and results of operations demand deposit savings accounts and are held for working capital purposes. The primary objective of our investment activities is to preserve our capital for the purpose of funding our operations. We do not enter into investments for trading or speculative purposes. We believe we do not have material exposure to changes in fair value as a result of changes in interest rates. Declines in interest rates, however, will reduce future investment income. If overall interest rates fell by 10% in 2009, and the six months ended June 30, 2010, our interest income would have declined by approximately $13,000 and $6,000, respectively, assuming consistent investment levels.

The terms of our Lighthouse and TriplePoint long-term debt facilities provide for a fixed rate of interest, and therefore are not subject to fluctuations in market interest rates.

Foreign currency risk

All of our employees are located, and all of our major operations are currently performed, in the US. We occasionally pay for contractor or research services in a currency other than the US dollar. Today, we have minimal exposure to fluctuations in foreign currency exchange rates as the difference from the time period for any services performed which require payment in a foreign currency and the date of payment is short.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 2009, the FASB amended its guidance to FASB ASC 810, Consolidation, (previously FASB Statement No. 167, Amendments to FASB Interpretation No. 46(R)) surrounding a company’s analysis to determine whether any of its variable interest entities constitute controlling financial interests in a variable interest entity. This analysis identifies the primary beneficiary of a variable interest entity as an enterprise that has both of the following characteristics: (a) the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (b) the obligation to absorb losses of the entity that could potentially be significant to the variable interest entity. Additionally, an enterprise is required to assess whether it has an implicit financial responsibility to ensure that a variable interest entity operates as designed when determining whether it has the power to direct the activities of the variable interest entity that most significantly impact the entity’s economic performance. The new guidance also requires ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity. The guidance is effective for the first annual reporting period that begins after November 15, 2009. The adoption did not have a material impact on our consolidated financial statements.

In January 2010, the FASB issued Accounting Standards Update (ASU) No. 2010-06, “Fair Value Measurements and Disclosures—Improving Disclosures above Fair Value Measurements,” that requires entities to make new disclosures about recurring or nonrecurring fair-value measurements and provides clarification of existing disclosure requirements. This amendment requires disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. This amendment is effective for periods beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances and settlements, which will be effective for fiscal years beginning after December 15, 2010. The adoption did not have a material impact on our consolidated financial statements.

Management’s discussion and analysis of financial condition and results of operations

In February 2010, the FASB issued ASU No. 2010-09, “Subsequent Events—Amendments to Certain Recognition and Disclosure Requirements,” that amends guidance on subsequent events. This amendment removes the requirement for SEC filers to disclose the date through which an entity has evaluated subsequent events. However, the date-disclosure exemption does not relieve management of an SEC filer from its responsibility to evaluate subsequent events through the date on which financial statements are issued. All of the amendments in this ASU are effective upon issuance of the final ASU, except for the use of the issued date for conduit debt obligors. That amendment is effective for interim or annual periods ending after June 15, 2010. The adoption of this standard did not have a material impact on our consolidated financial statements.

Background and perspective

Historically, our management team has had a goal to develop a technology for the production of a building block for biobased fuels and chemicals with the following characteristics:

➢	the process would have very high conversion yields so as to maximize carbon capture from fermentation plants while minimizing costs;

➢	the product would be produced in existing fermentation plants to minimize capital costs while utilizing well-known, low-risk production processes;

➢	the process would utilize a wide variety of economical and sustainable feedstocks; and

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the process would produce at least one platform product that could be sold directly into existing petrochemical value chains for both fuels and chemicals, diversifying market risk and minimizing required change in existing business systems.

We envisioned a technology that could connect the ethanol industry’s highly developed infrastructure for the production of fermentation products using renewable feedstocks and the petrochemical industry’s well-developed infrastructure of existing refineries and pipelines in order to deliver products that have significant value, yet are economical enough to replace their petrochemical equivalents. The optimal platform product would be produced via fermentation and then converted into hydrocarbons utilizing well-known, widely utilized technologies. Taking these considerations into account, we determined that isobutanol would be the optimal platform product if we had the technology to produce it.

Isobutanol is an attractive product because it can be converted into plastics, fibers, rubber, other polymers and hydrocarbon fuels using well-known processing techniques, many of which are commonly used in the petrochemical and refining industries today. Isobutanol, when produced from renewable sources, enables the production of a series of basic petrochemical products which are chemically identical to the petroleum-based products currently used by petrochemical companies and refineries, except that they contain carbon derived from renewable sources. We developed GIFT™ in order to economically produce isobutanol. We believe that our technology, and the renewable isobutanol that can be produced from it, approach the goal envisioned by our management team.

Our technology platform is high yielding, approaching 94% of the theoretically possible conversion of plant sugars to isobutanol. Carbon dioxide is the renewable carbon source, which is converted to sugars by plants, and those plant sugars can be converted to isobutanol using GIFT™. Our biocatalysts were designed to operate in existing ethanol plants, yet produce isobutanol. Our low cost GIFT™ retrofit package uses well-known processing equipment and is expected to cost approximately $40 million for a standard ICM-designed 100 MGPY ethanol plant. We believe our approach will be capital efficient for several reasons: (i) based on the study conducted by ICM, we expect a relatively short 14-month build-out cycle, (ii) we believe the ethanol plant undergoing retrofit can continue to produce marketable ethanol during most of the retrofit period, and (iii) we will know that the plant subject to retrofit is operational and only the retrofit will be new.

GIFT™ enables us to utilize fermentable sugars from grains, sugar cane and cellulosic biomass to produce isobutanol. We believe that the most economical approach in the near term is to use feedstocks that already have existing infrastructure, commodity markets and a strong agricultural base, like corn and sugar cane. In the US, we plan to use corn starch as the fermentation feedstock. As our biocatalysts have already been shown to be capable of utilizing sugars from cellulosic feedstocks, we expect to be in a position to utilize cellulosic feedstocks once the technology to convert such feedstocks into fermentable sugars becomes commercially available.

Background and perspective

Isobutanol, without modification, has direct applications in portions of the chemicals and fuel blendstock markets. However, its greatest value lies in the fact that it can be used as a building block to produce plastics, fibers, rubber, other polymers and hydrocarbon fuels. We believe that the hydrocarbon products that can be produced from isobutanol have potential applications in approximately 40% of the global petrochemicals market, based upon volume data from SRI, CMAI and Nexant, and substantially all of the global hydrocarbon fuels market, based upon volume data from the IEA.

Business

COMPANY OVERVIEW

We are a renewable chemicals and advanced biofuels company. Our strategy is to commercialize biobased alternatives to petroleum-based products using a combination of synthetic biology and chemical technology. In order to implement this strategy, we are taking a building block approach. We intend to produce and sell isobutanol, a four carbon alcohol. Isobutanol can be sold directly for use as a specialty chemical or a value-added fuel blendstock. It can also be converted into butenes using simple dehydration chemistry deployed in the refining and petrochemicals industries today. Butenes are primary hydrocarbon feedstocks that can be employed to create substitutes for the fossil fuels used in the production of plastics, fibers, rubber, other polymers and hydrocarbon fuels. Customer interest in our isobutanol is primarily driven by its potential to serve as a building block to produce alternative sources of raw materials for their products at competitive prices. We believe products made from biobased isobutanol will be subject to less cost volatility than the petroleum-derived products in use today. We believe that the products derived from isobutanol have potential applications in approximately 40% of the global petrochemicals market, representing a potential market for isobutanol of approximately 67 BGPY, based upon volume data from SRI, CMAI and Nexant, and substantially all of the global hydrocarbon fuels market, representing a potential market for isobutanol of approximately 900 BGPY, based upon volume data from IEA. When combined with a potential specialty chemical market for isobutanol of approximately 1.1 BGPY, based upon volume data from SRI, and a potential fuel blendstock market for isobutanol of approximately 40 BGPY, based upon data from IEA, the potential global market for isobutanol is approximately 1,008 BGPY.

We also believe that the raw materials produced from our isobutanol will be drop-in products, which means that customers will be able to replace petroleum-derived raw materials with isobutanol-derived raw materials without modification to their equipment or production processes. In addition, the final products produced from our isobutanol-based raw materials will be chemically identical to those produced from petroleum-based raw materials, except that they will contain carbon from renewable sources. We believe that at every step of the value chain, renewable products that are chemically identical to the incumbent petrochemical products will have lower market adoption hurdles, as the infrastructure and applications for such products already exist.

In order to produce and sell isobutanol made from renewable sources, we have developed the Gevo Integrated Fermentation Technology®, or GIFT™, an integrated technology platform for the efficient production and separation of isobutanol. GIFT™ consists of two components, proprietary biocatalysts which convert sugars derived from multiple renewable feedstocks into isobutanol through fermentation, and a proprietary separation unit which is designed to continuously separate isobutanol from water during the fermentation process. We developed our technology platform to be compatible with the existing approximately 20 BGPY of global operating ethanol production capacity, as estimated by the RFA. GIFT™ is designed to allow relatively low capital expenditure retrofits of existing ethanol facilities, enabling a rapid and cost-efficient route to isobutanol production from the fermentation of renewable feedstocks. While we are a development stage company that has generated minimal revenue and has experienced net losses since inception, we believe that our cost-efficient production route will enable rapid deployment of our technology platform and allow our isobutanol and the products produced from it to be economically competitive with many of the petroleum-derived products used in the chemicals and fuels markets today.

We expect that the combination of our efficient proprietary technology, our marketing focus on providing substitutes for the raw materials of well-known and widely used products and our relatively low capital investment retrofit approach will mitigate many of the historical issues associated with the commercialization of renewable chemicals and fuels.

Business

OUR MARKETS

Relative to petroleum-based products, we expect that chemicals and fuels made from our isobutanol will provide our potential customers with the advantages of lower cost volatility and increased supply options for their raw materials. While we intend to focus on producing and marketing isobutanol, the demand for our product is driven in large part by the fact that our isobutanol can be converted into a number of valuable hydrocarbons, providing us with multiple sources of potential demand. We anticipate that additional uses of our isobutanol will develop rapidly because the technology to convert isobutanol into hydrocarbon products is known and practiced in the chemicals industry today.

Isobutanol for direct use

➢

Without any modification, isobutanol has applications as a specialty chemical. Chemical-grade isobutanol can be used as a solvent and chemical intermediate. The global market for chemical-grade butanol is approximately 1.1 BGPY, based upon volume data from SRI.

➢

Isobutanol also has direct applications as a specialty fuel blendstock. Fuel-grade isobutanol may be used as a high energy content, low Reid Vapor Pressure, or RVP, gasoline blendstock and oxygenate, which we believe, based on its low water solubility, will be compatible with existing refinery infrastructure, allowing for blending at the refinery rather than blending at the terminal. RVP measures a fuel’s volatility, and in warm weather, high RVP fuel contributes to smog formation. Additionally, fuel-grade isobutanol can be blended in conjunction with, or as a substitute for, ethanol and other widely-used fuel oxygenates. The potential global market for fuel-grade isobutanol as a fuel oxygenate is approximately 40 BGPY, based on IEA volume data.

Isobutanol for the production of plastics, fibers, rubber and other polymers

Isobutanol can be dehydrated to produce butenes which have many industrial uses in the production of plastics, fibers, rubber and other polymers. The straightforward conversion of isobutanol into butenes is a fundamentally important process that enables isobutanol to be used as a building block chemical in multiple markets.

➢

Isobutanol can be converted into hydrocarbons which form the basis for the production of rubber, lubricants and additives for use predominantly in the automotive markets. Based on conversations between our officers and these producers and an SRI study, we believe producers in these markets are looking for new sources of drop-in hydrocarbons. These products represent a potential market for isobutanol of approximately 7.6 BGPY.

➢

Isobutanol can also be converted into methyl methacrylate (MMA) which is used to produce plastics and industrial coatings for use in consumer electronics and automotive markets. Based on conversations between our officers and these producers and multiple market studies, we believe producers of MMA are looking for new sources of raw materials. These products represent a potential market for isobutanol of approximately 739 MGPY.

➢

Propylenes used in packaging, fibers and automotive markets may also be made from isobutanol. Based on conversations between our officers and these producers, an article in ICIS Chemical Business and multiple market studies, we believe producers of propylenes are looking to find new sources of raw materials and biobased alternatives that will allow them to market their products as environmentally friendly. These products represent a potential market for isobutanol of approximately 31.7 BGPY.

➢

Isobutanol can also be used to produce para-xylene and its derivatives, including polyesters, which are used in the beverage and food packaging and fibers markets. Based on conversations between our officers and these producers, multiple news articles and producer press releases, we believe producers

Business

of these products are looking to find biobased alternatives that will allow them to market their products as environmentally friendly. These products represent a potential market for isobutanol of approximately 15 BGPY.

➢

Styrene and polystyrene can also be made from isobutanol for use in food packaging. Based on conversations between our officers and these producers, producer press releases and a CMAI presentation, we believe producers of these products are looking to find biobased alternatives that will allow them to market their products as environmentally friendly. These products represent a potential market for isobutanol of approximately 12 BGPY.

Isobutanol for the production of hydrocarbon fuels and specialty blendstocks

Beyond direct use as a fuel additive, isobutanol can be converted into many hydrocarbon fuels and specialty blendstocks, offering substantial potential for additional demand.

➢

Isobutanol may be converted into isooctane, which is valuable, particularly in low vapor pressure markets like California, for reducing gasoline’s RVP and increasing its octane rating. Compared to alkylate, which is currently used to reduce vapor pressure, isooctane has a lower vapor pressure and higher octane rating. Renewable isooctane produced from our isobutanol would give refiners an additional option to meet their renewable volume obligations set by the EPA in a cost effective way. Isooctane produced from biobased isobutanol may also be blended with isobutanol and low value gasoline components to create gasoline with a high percentage renewable content. This represents a potential market for isobutanol of approximately 349 BGPY.

➢

We have demonstrated the conversion of our isobutanol into a renewable jet fuel blendstock which meets current ASTM and US military synthetic jet fuel blendstock performance and purity requirements, and we are working to obtain ASTM approval for the use of such jet fuel blendstock in commercial aviation. Commercial airlines are currently looking to form strategic alliances with biofuels companies to meet their supply demands. This represents a potential market for isobutanol of approximately 94 BGPY.

➢	Diesel fuel may also be produced from our isobutanol. This represents a potential market for isobutanol of approximately 484 BGPY.

OUR RETROFIT STRATEGY

We plan to commercialize our isobutanol for direct use as a solvent and gasoline blendstock and for use in the production of plastics, fibers, rubber, other polymers and hydrocarbon fuels derived from renewable feedstocks instead of petroleum. Our strategy of retrofitting existing ethanol production facilities to produce isobutanol allows us to project substantially lower capital outlays and a faster commercial deployment schedule than the construction of new plants. We developed our technology platform to be compatible with the existing approximately 20 BGPY of global operating ethanol production capacity and we believe that this retrofit approach will allow us to rapidly expand our isobutanol production capacity in response to customer demand. We believe our isobutanol not only offers a compelling value proposition to customers in the chemicals and fuels markets, but should also provide current ethanol plant owners with an opportunity to increase their operating margins through the retrofit of their existing facilities in joint venture settings. Additionally, the ability of GIFT™ to convert sugars from multiple renewable feedstocks into isobutanol will enable us to leverage the abundant domestic sources of low cost grain feedstocks (e.g., corn) currently used for ethanol production and will potentially enable the expansion of our production capacity into international markets that use sugar cane or other feedstocks that are prevalent outside of the US.

Business

Through our exclusive alliance with ICM, a leading engineering firm that has designed approximately 60% of current US operating ethanol production capacity, which the RFA estimates to be over 12 BGPY, we are developing our retrofit equipment package and have successfully demonstrated the production of isobutanol via the retrofit of a 1 MGPY ethanol demonstration facility in St. Joseph, Missouri using our first-generation biocatalyst. We plan to secure access to existing ethanol production facilities through direct acquisitions and joint ventures. We will then work with ICM to deploy GIFT™ through retrofit of these production facilities. In partnership with ICM, we have developed retrofit equipment packages for the retrofit of standard 50 MGPY and 100 MGPY ICM-designed corn ethanol plants.

In September 2010, we acquired a 22 MGPY ethanol production facility in Luverne, Minnesota. We anticipate beginning our retrofit of the Luverne facility in the fourth quarter of 2010. The Luverne facility is a traditional dry-mill facility, which means that it uses dry-milled corn as a feedstock. Based on an initial evaluation of the Luverne facility by ICM, we project capital costs of approximately $17 million to retrofit this plant to produce 18 MGPY of isobutanol. We expect to incur additional costs of approximately $5 million related to the retrofit that are unique to the Luverne facility, including costs associated with the construction of a seed train and equipment and storage tanks that are designed to allow switching between isobutanol and ethanol production, bringing the total projected cost to approximately $22 million. We expect to begin commercial production of isobutanol at the Luverne facility in the first half of 2012. We then plan to expand our production capacity beyond this facility to produce and sell over 500 million gallons of isobutanol in 2014.

We are currently in discussions with several other ethanol plant owners that have expressed an interest in either selling their facilities to us or entering into joint ventures with us to retrofit their plants to produce isobutanol. Collectively, these ethanol plant owners represent over 1.8 BGPY of ethanol capacity. However, there can be no assurance that we will be able to acquire access to ethanol plants from these owners.

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The following graphic illustrates our low capital cost retrofit strategy to produce isobutanol for direct use, for use in the production of plastics, materials, rubber and other polymers and for use in the production of hydrocarbon fuels:

PRODUCTION AND DISTRIBUTION

We plan to commence commercial production of isobutanol in the first half of 2012 at our acquired facility in Luverne, Minnesota. We expect our initial production to be targeted to regional fuel blendstock markets in the US that value isobutanol’s low RVP and higher energy content as compared to ethanol. Certain of our initial sales are expected to be to refiner customers that will further process our isobutanol into hydrocarbon products such as isooctane and butenes. In addition, we intend to sell isobutanol to high-value specialty chemicals markets focused on solvents and chemical-grade isobutanol.

Business

In September 2010, we acquired a 22 MGPY ethanol production facility in Luverne, Minnesota which we intend to retrofit for isobutanol production. During the retrofit process, we intend to continue to produce and sell ethanol and related distiller’s dried grains. Following retrofit of the facility to isobutanol production, we intend produce and sell isobutanol to customers and to sell protein fermentation meal as animal feed for local markets in the same manner as distiller’s dried grains are sold today.

As our customers place processing assets into service, we plan to transition to selling increased isobutanol volumes under direct customer relationships, many of which we have already established. We are developing a pipeline of future customers for our isobutanol and its derivative chemical products across multiple target chemicals and fuels markets both in the US and internationally. As of August 2010, we have entered into the following arrangements:

➢

LANXESS.    In May 2010, we entered into a non-binding heads of agreement outlining the terms of a future supply agreement with LANXESS Inc., or LANXESS, an affiliate of LANXESS Corporation, an investor in our company. LANXESS is a specialty chemical company with global operations that currently produces butyl rubber from petrochemical-based isobutylene. Isobutylene is a type of butene that can be produced from isobutanol through straightforward, well-known chemical processes. Pursuant to the heads of agreement, LANXESS has proposed to purchase at least 20 million gallons of our isobutanol per year for an initial term of 10 years, with an option to extend the term for an additional five years. The pricing under our heads of agreement with LANXESS includes a mechanism that adjusts for future changes in the cost of our feedstock. This pricing mechanism is appealing to LANXESS due to the lower historical price volatility of the resulting butanol, as compared to their traditional petroleum-based feedstocks. This pricing mechanism also allows us to enter into long-term supply agreements for our isobutanol.

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TOTAL PETROCHEMICALS.    In February 2010, we entered into a non-binding letter of intent with TOTAL PETROCHEMICALS USA, Inc., or TOTAL PETROCHEMICALS, an affiliate of TOTAL S.A., a major oil and gas integrated company and indirect investor in our company. Under the terms of the letter of intent, we have agreed to negotiate a definitive supply agreement, for a term of up to five years, for the sale of a specified amount of isobutanol to TOTAL PETROCHEMICALS for use as a second-generation biofuel. TOTAL PETROCHEMICALS anticipates that it will require a volume of isobutanol ranging from 5 to 10 million gallons during the first year of the agreement. After the first year, the parties will mutually agree upon a ramp-up schedule to increase the annual volume of isobutanol to be supplied by us over the remaining term of the agreement. TOTAL PETROCHEMICALS is affiliated with one of our investors, Total Energy Ventures International.

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Toray Industries.    In April 2010, we received a non-binding letter of interest from Toray Industries, Inc., or Toray Industries, a leader in the development of fibers, plastics and chemicals. Under the terms of the letter of interest, the parties have agreed to negotiate a supply agreement, pursuant to which, beginning on or after 2012, Toray Industries would purchase 1,000 metric tons per year of biobased p-xylene made from our isobutanol, potentially building to 5,000 metric tons within five years. Production of 5,000 metric tons of p-xylene is expected to require approximately 2.3 million gallons of isobutanol. We believe that the p-xylene can be produced by third-party manufacturers using isobutanol. We intend to solicit commitments from these manufacturers to purchase our isobutanol in order to supply Toray Industries.

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United Airlines.    In July 2010, we entered into a non-binding letter of intent with United Air Lines, Inc., or United Airlines, one of the largest international airlines in the world. This letter of intent sets forth the initial terms for a supply agreement for renewable jet fuel, produced from our isobutanol, to serve United Airline’s major hub airport in Chicago. We anticipate that the quantity of renewable jet fuel provided to the hub airport in Chicago will initially be 10,000 barrels per day, beginning in the

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fourth quarter of 2012. The production of this quantity of renewable jet fuel will require approximately 205 MGPY of isobutanol. The memorandum also contemplates a ramp-up in the supply of renewable jet fuel to 30,000 barrels per day by 2015 and 60,000 barrels per day by 2020. Importantly, the pricing of the renewable jet fuel will be indexed to the cost of corn, the feedstock that we will use to produce our isobutanol.

To further assist our entry into the jet fuels market, we are currently engaged in discussions facilitated by the Air Transport Association of America, or ATA, with several major passenger and cargo airlines in order to secure commitments from the ATA member airlines to purchase significant quantities of renewable jet fuel made from our isobutanol once the proper certifications have been obtained. To serve this market, we are also in discussions with major refiners to produce renewable jet fuel using our isobutanol at their refineries. For example, in May 2010 we received an expression of interest from a major US oil refiner and marketer that is interested in evaluating the suitability and economics of using our isobutanol to produce iso paraffinic kerosene, or IPK, a renewable jet fuel blendstock. This expression of interest, which is subject to ongoing discussions with potential airline customers, among other things, contemplates an initial term of at least five years and an initial volume of renewable jet fuel of up to 300 MGPY, up to 50% of which would be IPK produced from our isobutanol.

We have also secured a non-binding development and marketing commitment from CDTECH, a leading hydrocarbon technology provider for the petrochemical and refining industry. We believe that our relationship with CDTECH will accelerate the development of a broader market for downstream applications of our isobutanol. In addition, we are actively pursuing commercial relationships with petrochemical companies and large brand owners for the production of biobased plastics.

We anticipate that isobutanol will have a higher price than ethanol based on our review of refinery pricing models, which attribute a higher value to products with lower RVP and higher energy content in fuels markets. We have also been successful in including pricing mechanisms which are linked to the cost of feedstocks in our letters of intent. These pricing mechanisms result in lower price volatility for our customers, as compared to supply agreements for petroleum-based raw materials, and allow us to reduce the risk of entering into long-term supply agreements for our isobutanol. We believe that our ability to enter into long-term agreements for the supply of isobutanol, with customer pricing linked to the cost of feedstocks, provides us with an advantage over current ethanol marketing agreements.

Although we have agreed to preliminary terms with each of the potential customers discussed above, none of these agreements are binding and there can be no assurance that we will be able to enter into definitive supply agreements with any of these potential customers, or attract customers based on our arrangements with the petrochemical companies and large brand owners discussed above.

COMPETITIVE STRENGTHS

Our competitive strengths include:

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Renewable platform molecule to serve multiple large drop-in markets.    We believe that the butenes produced from our isobutanol will serve as renewable alternatives for the production of plastics, fibers, rubber and other polymers which comprise approximately 40% of the global petrochemicals market, and will have potential applications in substantially all of the global hydrocarbon fuels market, enabling our customers to reduce raw material cost volatility, diversify suppliers and improve feedstock security. We believe that we will face reduced market adoption barriers because products derived from our isobutanol are chemically identical to petroleum-derived products, except that they will contain carbon from renewable sources.

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Proprietary, low cost technology with global applications.    We believe that GIFT™ is currently the only known biological process to produce isobutanol cost-effectively from renewable carbohydrate sources, which will enable the economic production of hydrocarbon derivatives of isobutanol. Our proprietary separation unit is designed to achieve superior energy efficiency in comparison to other known separation processes for isobutanol and, as a result, reduces energy consumption costs—the second largest operating cost component of isobutanol production. Our first- and second- generation biocatalysts are able to achieve a product yield on sugar of approximately 94% and 92% of theoretical maximum by weight, respectively, which is near to, if not the maximum practical yield attainable from fermentable sugars. Collectively, we believe that these attributes, coupled with our ability to leverage the existing ethanol production infrastructure, will create a low capital cost route to isobutanol. Furthermore, we believe that our low cost production route will allow our isobutanol to be economically competitive with many of the petroleum-derived products used in the chemicals and fuels markets today. Additionally, GIFT™ is designed to enable the economic production of isobutanol and other alcohols from multiple renewable feedstocks, which will allow our technology to be deployed worldwide.

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Capital-light commercial deployment strategy optimized for existing infrastructure.    We have designed GIFT™ to enable capital-light retrofits of existing ethanol facilities, which allows us to leverage the existing approximately 20 BGPY of global operating ethanol production capacity. Our retrofit strategy supports a rapid and low capital cost route to isobutanol production. Based on a study completed by ICM in May 2010, we expect that the retrofit of an ICM-designed corn ethanol plant can be completed in approximately 14 months at a cost of approximately $22 to 24 million for a standard 50 MGPY plant and approximately $40 to 45 million for a standard 100 MGPY plant. These projected retrofit capital expenditures are substantially less than estimates for new plant construction for the production of advanced biofuels, including cellulosic ethanol. Based on ICM’s initial evaluation of the Luverne facility, we project capital costs of approximately $17 million to retrofit this plant to produce 18 MGPY of isobutanol. Notably, our calculations based on expected costs of retrofit, operating costs, volume of isobutanol production and price of isobutanol suggest that GIFT™ retrofits will result in an approximate two-year payback period on the capital invested in the retrofit. We have also designed our production technology to minimize the disruption of ethanol production during the retrofit process, mitigating the costs associated with downtime as the plant is modified. Following an ICM-estimated two-week period to transition to isobutanol production, we expect the original plant to operate in essentially the same manner as it did prior to the retrofit, producing a primary product (isobutanol) and a co-product (protein fermentation meal as an animal feed). We intend to seek the necessary regulatory approvals to permit us to market our co-product as an animal feed, which will allow us to recover a significant portion of our feedstock costs. Where we retrofit wet-milled plants, we will instead extract high-value feedstock co-products such as corn gluten meal, corn oil and corn gluten animal feed before fermentation, which can likewise be marketed to defray feedstock costs.

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GIFT™ demonstrated at commercially relevant scale.    We have completed the retrofit of a 1 MGPY ethanol facility in St. Joseph, Missouri with our proprietary engineering package designed in partnership with ICM. During September 2009, we successfully produced isobutanol at this facility using our first-generation biocatalyst, achieving our commercial targets for concentration, yield and productivity, which are consistent with the current yeast performance observed in a grain ethanol plant. These operations also demonstrated the effectiveness of our proprietary technology, confirming the fermentation performance of our biocatalyst technology and our ability to effectively separate isobutanol from water as it is produced. Also, we believe that our acquisition of a 22 MGPY ethanol production facility demonstrates the readiness of our technology for commercial deployment and supports our plan to commence initial commercial-scale isobutanol production in the first half of 2012.

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Strategic relationships with chemicals, fuels and engineering industry leaders.    We have entered into strategic relationships with global industry leaders to accelerate the execution of our commercial deployment strategy both in the US and internationally. To facilitate the adoption of our technology at existing ethanol plants, we have entered into an exclusive alliance with ICM. We expect our relationships with customers such as TOTAL PETROCHEMICALS, LANXESS, Toray Industries and United Airlines to contribute to the development of chemical and fuel market applications of our isobutanol. To enable the integration of cellulosic feedstocks into our isobutanol production process, we have obtained an exclusive license from Cargill to integrate its proprietary biocatalysts into the GIFT™ system. To accelerate the adoption of isobutanol as a platform molecule, we have secured a non-binding development and marketing commitment from CDTECH. A number of our strategic partners are also direct or indirect investors in our company.

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Experienced team with a proven track record.    Our management team offers an exceptional combination of scientific, operational and managerial expertise. Our CEO, Dr. Patrick Gruber, has spent over 20 years developing and successfully commercializing industrial biotechnology products, and our top five executive officers named in this prospectus average 19 years of relevant experience. Across the company, our employees have 450 combined years of biotechnology, synthetic biology and biobased product experience. Our employees have generated over 300 patent and patent application authorships over the course of their careers. Our team members have played key roles in the commercialization of several successful, large-scale industrial biotechnology projects, including a sugar substitute sweetener, four organic acid technologies, an animal feed additive and monomers for plastics and biobased plastics. Our team members have played key roles in the commercialization of several successful, large-scale industrial biotechnology projects including the first biologically derived high purity monomer for the production of plastic at a world-scale production facility. As a result of their deep experience, members of our management team play important roles in the industrial biotechnology industry at US and international levels.

OUR PRODUCTION TECHNOLOGY PLATFORM

We have used tools from synthetic biology, biotechnology and process engineering to develop a proprietary fermentation and separation process to cost effectively produce isobutanol from renewable feedstocks. GIFT™ is designed to allow for relatively low capital expenditure retrofits of existing ethanol facilities, enabling a rapid and cost-efficient route to isobutanol production. GIFT™ isobutanol production is very similar to existing ethanol production, except that we replace the ethanol producing biocatalyst with our isobutanol producing biocatalyst and we incorporate well-known equipment into the production process to separate and collect the isobutanol during the fermentation process. A commercial engineering study completed by ICM in May 2010 projected the capital costs associated with the retrofit of a standard 50 MGPY ICM-designed corn ethanol plant to be approximately $22 to 24 million and the capital costs associated with the retrofit of a standard 100 MGPY ICM-designed corn ethanol plant to be approximately $40 to 45 million. The ICM study also projected that each GIFT™ retrofit would take approximately 14 months to complete, including completion of the relevant regulatory approval process. Individual ethanol plant retrofits could vary from these estimates based on the design of the underlying ethanol plant and the regulatory jurisdiction the plant operates in, among other factors. We have designed our production technology to minimize the disruption of ethanol production during the retrofit process, mitigating the costs associated with downtime as the plant is modified. Following an estimated two-week period to transition to isobutanol production, we expect the corn ethanol facility will be able to produce isobutanol, as well as protein fermentation meal as an animal feed co-product, while operating in substantially the same manner as it did prior to the retrofit.

Reusing large parts of the ethanol plant without modification is beneficial because the unchanged parts will stay in place and continue to operate after the retrofit as they did when ethanol was produced. This

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means that the existing operating staff can continue to manage the production of isobutanol because they will already have experience with the base equipment. This continuity reduces the risks associated with the production startup following the retrofit as most of the process is unchanged and the existing operating staff is available to monitor and manage the production process.

We intend to process the spent grain mash from our fermentors to produce protein fermentation meal, relying on established processes in the current ethanol industry. We anticipate approval of our protein fermentation meal by the FDA, and we plan to market it to the dairy, beef, swine and poultry industries as a high-protein, high-energy animal feed. Protein fermentation meal can also be sold for use as a boiler fuel, fertilizer and weed inhibitor. We believe that our sales of protein fermentation meal will allow us to offset a significant portion of our grain feedstock costs, as is practiced by the corn-based ethanol industry today. Where we instead retrofit an ethanol plant that uses wet-milled corn, we will not produce protein grains post-fermentation, but will instead extract valuable proteins pre-fermentation, which we can sell as animal feed without the need for FDA approval.

BIOCATALYST OVERVIEW

Our biocatalysts are microorganisms that have been designed to metabolize sugars to produce isobutanol. Our technology team develops these proprietary biocatalysts to efficiently convert fermentable sugars of all types by engineering isobutanol pathways into the biocatalysts, and then minimizing the production of unwanted by-products to improve isobutanol yield and purity, thereby reducing operating costs. With our first-generation biocatalyst, we have already demonstrated that we can produce isobutanol at key commercial parameters, validating our biotechnology pathways and efficiencies. To establish isobutanol production in a commercial industrial setting, we are now nearing completion of the development of our second-generation biocatalyst, which is designed to produce isobutanol from any fuel ethanol feedstock currently in commercial use, including grains (e.g., corn, wheat, sorghum and barley) and sugar cane. This feedstock flexibility supports our initial deployment in the US, as we seek to retrofit available ethanol production facilities focused on corn feedstocks, and will enable our future expansion into international markets for production of isobutanol using sugar cane or other grain feedstocks.

Although development work still needs to be done, we have shown at laboratory scale that we can convert cellulosic sugars into isobutanol. In addition, through an exclusive license and a services arrangement with Cargill, we are developing a future-generation yeast biocatalyst specifically designed to efficiently produce isobutanol from the sugars derived from cellulosic feedstocks, including crops that are specifically cultivated to be converted into fuels (e.g., switchgrass), forest residues (e.g., waste wood, pulp and sustainable wood), agricultural residues (e.g., corn stalks, leaves, straw and grasses) and municipal green waste (e.g., grass clippings and yard waste).

Our second- and future-generation biocatalysts are built upon robust industrial varieties of yeast that are widely used in large-scale fermentation processes, such as ethanol and lactic acid production. We have carefully selected our yeast biocatalyst platforms for their tolerance to isobutanol and other conditions present during an industrial fermentation process, as well as their known utility in large-scale commercial production processes. As a result, we expect our biocatalysts to equal or exceed the performance of the yeast used in prevailing grain ethanol production processes.

BIOCATALYST DEVELOPMENT

Initially, we used a pathway developed at UCLA and exclusively licensed from The Regents to create a first-generation biocatalyst capable of producing biobased isobutanol. We chose to use E. coli as the bacteria in our first-generation biocatalyst because of its ease of use and greater understanding relative to other biocatalysts, and because it was the microorganism used by UCLA in developing the licensed

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pathway. By applying our proprietary technology to the licensed technology we were able to engineer the isobutanol pathways into the biocatalyst, convert the isobutanol pathway to allow for anaerobic, or oxygen free, isobutanol production and then minimize the production of unwanted by-products to improve isobutanol yield and purity thereby reducing operating costs. These efforts resulted in a substantial fermentation yield increase and enabled compatibility with existing ethanol infrastructure.

By fermenting sugars to isobutanol without producing the typical by-products, our proprietary isobutanol pathway channels the available energy content of fermentable sugars to isobutanol. Due to thermodynamic constraints that govern the conservation of energy, other processes may match our yield, but will be unable to exceed it significantly. We have achieved approximately 94% of the theoretical yield, which is near to, if not the maximum practical yield limit attainable from the fermentation of sugars, with yield losses being accounted for by cell production and metabolic energy (organism sustaining energy). Our expected theoretical yield is equivalent to that of industrial ethanol production.

We designed our biocatalysts to equal or exceed the performance of the yeast currently used in commercial ethanol production not only in yield, or percentage of the theoretical maximum percentage of isobutanol that can be made from a given amount of feedstock, but also fermentation time, or how fast the sugar fed to the fermentation is converted to isobutanol. Matching this level of performance is important because doing so allows GIFT™ fermentation to be performed in most existing grain ethanol fermentors without increasing vessel sizes. Because an isobutanol molecule contains more carbon and hydrogen than an ethanol molecule, and because liquid isobutanol has a different density than liquid ethanol, the isobutanol volume our fermentation process produces will be approximately 80 percent of the volume of ethanol produced by ethanol fermentation at an equivalent fermentation theoretical yield on sugar. In other words, ICM’s design studies predict that a retrofitted 100 MGPY ethanol plant can produce approximately 80 MGPY of isobutanol. A volume of 80 million gallons of isobutanol has roughly the same energy content as 100 million gallons of ethanol.

Demonstrated biocatalyst performance

By August 2009, we had improved our first-generation biocatalyst’s performance to equal or exceed our targeted levels of commercial performance, defined as 48 to 72 hours fermentation time and a product yield of approximately 94% of the theoretical yield of isobutanol from the sugar in the feedstock. We initially achieved these fermentation performance goals with our first-generation biocatalyst at our GIFT™ mini- plant. In September 2009, we replicated this performance by successfully completing the retrofit of a 1 MGPY ethanol demonstration facility located at ICM’s St. Joseph, Missouri site.

We have transferred our proprietary isobutanol pathway to an industrially relevant yeast host and are currently optimizing the yeast’s performance to achieve our commercial performance targets. Yeast is the preferred host for low cost industrial fermentation because it is industrially proven for biofuels production, capable of out-competing most bacteria, and is not susceptible to bacteriophage, a common problem for bacterial fermentations. Our yeast has been specifically selected and developed for its performance in the GIFT™ process, which will allow for lower cost isobutanol production.

As of October 2010, our second-generation biocatalyst has achieved a fermentation time of 60 hours and achieved approximately 92% of the theoretical maximum yield of isobutanol from feedstock. We anticipate optimizing the pathway performance to meet 100% of our commercial yield performance target in order to achieve our targeted fermentation performance criteria in time for our planned commercial launch of isobutanol production in the first half of 2012.

Comparison of fermentation performance

The chart below compares the target performance levels of our biocatalysts to the performance levels achieved in ethanol fermentation. We have already achieved these levels of performance with our first-

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generation biocatalyst, and our second-generation biocatalyst’s performance is approaching our commercial targets, as discussed above. Because we are developing our isobutanol fermentation performance to be similar to that of current ethanol fermentation, we expect to be able to use existing ethanol production infrastructure to ferment isobutanol without needing to change the milling and cooking processes, expand the fermentor tank sizes or increase natural gas consumption.

Comparison of Fermentation Performance	Ethanol		Gevo™ Isobutanol(1)
Microorganism	Yeast		Yeast
Fermentation time (hours)	48-72	(2)	48-72	(2)

(1)	Commercial targets accomplished with first- and second-generation biocatalysts.
(2)	Commercial range for existing ethanol plants according to information supplied by ethanol producers and ICM. The Luverne facility utilizes a 65 hour fermentation time.

FEEDSTOCK FLEXIBILITY

We have designed our biocatalyst platform to be capable of producing isobutanol from any fuel ethanol feedstock currently in commercial use, which we believe, in conjunction with our proprietary isobutanol separation unit, will permit us to retrofit any existing fuel ethanol facility. We have demonstrated with our first-generation biocatalyst that our pathway is capable of converting the types of sugars in grains and sugar cane to isobutanol at our commercial targets for concentration, yield and productivity. Similarly, we believe our second-generation biocatalyst will have the ability to convert these sugars into isobutanol at a commercial scale. The vast majority of fuel ethanol currently produced in the US is produced from corn feedstock, which is abundant, according to data from the US Department of Agriculture and the RFA. Although development work still needs to be done, we have shown at laboratory scale that we can convert cellulosic sugars into isobutanol. Through an exclusive license with Cargill, we are also developing a future-generation yeast biocatalyst that is specifically designed to efficiently produce isobutanol from mixed sugars derived from cellulosic sources including purpose grown energy crops, agricultural residues, forest residues and municipal green waste. This yeast is highly hydrolyzate-tolerant and employs Cargill’s technology for mixed sugar conversion. We expect that our feedstock flexibility will allow our technology to be deployed worldwide and will enable us to offer our customers protection from the raw material cost volatility historically associated with petroleum-based products.

GIFT™ IMPROVES FERMENTATION PERFORMANCE

Our experiments show that GIFT’s™ integrated fermentation and recovery system provides enhanced fermentation performance as well as low cost, energy-efficient recovery of isobutanol and other alcohols. Since biocatalysts have a low tolerance for high isobutanol concentrations in fermentation, the valuable ability of our process to continuously remove isobutanol as it is produced allows our biocatalyst to continue processing sugar into isobutanol at a high rate without being suppressed by rising levels of isobutanol in the fermentor, thereby reducing the time to complete the fermentation. Using our first- and second-generation biocatalysts, we have demonstrated that GIFT™ enables isobutanol fermentation times equal to, or less than, those achieved in the current conventional production of ethanol, which allows us to fit our technology into existing ethanol fermentors thereby reducing capital expenditures. Finally, the GIFT™ separation of isobutanol reduces natural gas costs per unit of energy in the fermented product (relative to conversion into ethanol), thereby reducing energy consumption and costs incurred for distillation, relative to ethanol production. We have designed a proprietary engineering package in partnership with ICM to carry out our isobutanol fermentation and recovery process, and this equipment has been successfully deployed via the retrofit of a 1 MGPY corn ethanol demonstration facility in St. Joseph, Missouri.

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As shown in the following diagram, GIFT™ requires little change to existing ethanol production infrastructure. As with ethanol production, feedstock is ground, cooked, treated with enzymes and fermented. Just like ethanol production, after fermentation, a primary product (isobutanol) and a co-product (protein fermentation meal) are recovered and stored. GIFT’s™ main modifications are replacing the ethanol biocatalyst with Gevo’s proprietary isobutanol producing biocatalyst, and adding low temperature distillation for continuous removal and separation of isobutanol.

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How GIFT™ SEPARATION WORKS

The GIFT™ system enables inexpensive, continuous separation of isobutanol from the fermentation tanks while fermentation is in process. Isobutanol is removed from the fermentation broth using a low temperature distillation to continuously remove the isobutanol as it is formed without the biocatalyst being affected. Additionally, isobutanol and water are only sparingly miscible (they do not readily form a solution when mixed). GIFT™ utilizes this immiscibility to separate isobutanol and water into two phases, a water-rich phase and an isobutanol-rich phase. This separation allows concentrated isobutanol to be moved forward to final product dewatering in the dewatering column of the distillation system, and water-rich isobutanol to be redistilled utilizing the existing distillation equipment and a very low energy input. The GIFT™ process not only efficiently separates isobutanol, but also promotes optimal fermentation by preventing excessive isobutanol concentration in the fermentor, which can hinder biocatalyst performance.

CONVERSION OF ISOBUTANOL INTO HYDROCARBONS

We have demonstrated conversion of our isobutanol into a wide variety of hydrocarbon products which are currently used to produce plastics, fibers, rubber, other polymers and hydrocarbon fuels. Hydrocarbon products consist entirely of hydrogen and carbon and are currently derived almost exclusively from petroleum. Importantly, isobutanol can be dehydrated to produce butenes, hydrocarbon products with many industrial uses. The straightforward conversion of our isobutanol into butenes is a fundamentally important process that enables isobutanol to be used as a building block chemical. Much of the technology necessary to convert isobutanol into butenes and subsequently into these hydrocarbon products is known and practiced in the chemicals industry today, as shown in an SRI research study. For example, the dehydration of ethanol to ethylene, which uses a similar process and technology to the dehydration of isobutanol, is practiced commercially today to serve the ethylene market. The dehydration of isobutanol into butenes is not commercially practiced today, because isobutanol from petroleum is not cost-competitive with other petrochemical processes for generation of butenes, but we and our potential customers believe that our efficient and low cost fermentation technology for producing isobutanol will promote commercial isobutanol dehydration and provide us with the opportunity to access the hydrocarbon markets.

We have demonstrated the feasibility of converting isobutanol into many downstream products and expect to work with other companies to further develop this production technology and to commercialize these products. We have formed strong relationships with LANXESS, TOTAL PETROCHEMICALS, Toray Industries, United Airlines and CDTECH and we are in discussions with multiple other companies. Some of these companies are working with us to define commercial technology for dehydration of isobutanol and other required downstream conversion technologies. In some cases, we have provided these companies with technical information and product samples to enable complete development of production technology packages to convert isobutanol into fuel components and hydrocarbon chemicals. We intend to utilize these collaborations to develop and broaden the downstream markets for products derived from our isobutanol.

MILESTONES ACHIEVED AND COMMERCIALIZATION ROADMAP

GIFT™ developed in mini-plant and pilot plant

In 2008, we utilized a 10,000 gallon per year pilot plant to prove that our biocatalysts could function in our low temperature distillation process. Additionally in 2008, we developed bench- and pilot-scale bioreactors (containers in which biological reactions occur) to demonstrate and test our GIFT™ biocatalyst and process at our Englewood, Colorado facility. The bench-scale bioreactor, referred to as our mini-plant, was engineered to utilize a two liter fermentor on a bench top and allowed for

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fermentation and simultaneous recovery utilizing GIFT™. The mini-plant confirmed that GIFT™ enhances fermentation and recovers isobutanol as expected. We met our commercial fermentation performance targets with our first-generation biocatalyst in mid-2009 on the basis of GIFT™ performance in our mini-plant.

Design and operation of demonstration facility

In 2008, we began our ramp-up to commercial scale production when we formed an exclusive alliance with ICM to jointly develop a proprietary design for retrofitting an ethanol plant for the production of isobutanol using GIFT™. The proprietary retrofit design was then implemented at ICM’s 1 MGPY ethanol demonstration facility in St. Joseph, Missouri. The initial retrofit design, procurement and construction were completed in August 2009. By the end of September 2009, we had operated the demonstration plant facility and successfully produced isobutanol at commercial fermentation performance levels using our first-generation biocatalyst. We incurred total capital expenditures for the retrofit of the demonstration facility of $2.6 million during 2009.

Engineering scale-up

We formed an exclusive alliance with ICM in 2008 to develop and commercialize our technology. ICM is widely regarded as the leading engineering and design firm for grain ethanol plants, and its designs account for an estimated 60% of the operating ethanol plant capacity in the US. ICM has agreed to work exclusively with us on the production of butanols (including isobutanol), pentanols and propanols in existing and future ICM-engineered plants utilizing any sugar fermentation technology globally.

Commercial engineering study completed

In 2010, we completed a commercial engineering study in conjunction with ICM evaluating the equipment and resources required to retrofit standard ICM-designed 50 MGPY and 100 MGPY corn ethanol facilities to produce isobutanol using the GIFT™ process and biocatalyst. The study was conducted to confirm capital and operating cost estimates for ethanol plant retrofits to produce isobutanol for use in commercialization planning and to facilitate the design process for identified facilities. The study estimated the capital costs associated with the retrofit of a standard 50 MGPY ICM-designed corn ethanol plant to be approximately $22 to 24 million and the capital costs associated with the retrofit of a standard 100 MGPY ICM-designed corn ethanol plant to be approximately $40 to 45 million. The study also reviewed a number of engineering options for retrofitting an ethanol facility, including the potential ability to reverse the retrofit to switch between ethanol and isobutanol production, which was estimated to cost an additional approximately $2 to 3 million depending on the size of the facility, and the addition of a seed train to produce sufficient quantities of our biocatalyst without need for a yeast seed production contract, which was estimated to cost an additional approximately $2 to 4 million depending on the size of the facility. Additionally, when we acquire access to facilities that use non-ICM based technology, we may incur further costs to upgrade such plants to a modern ICM design, thus improving the efficiency of their operations. Once a retrofit has been completed, we expect our total operating costs to be comparable to, or even lower than, those of a traditional ethanol production facility.

Based on ICM’s initial evaluation of the Luverne facility, we project capital costs of approximately $17 million to retrofit this plant to produce isobutanol. We expect to incur additional costs of approximately $5 million related to the retrofit that are unique to the Luverne facility, including costs associated with the construction of a seed train and equipment and storage tanks that are designed to allow switching between isobutanol and ethanol production, bringing the total projected cost to approximately $22 million.

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Our strategy

Our strategy is to commercialize our isobutanol for use directly as a specialty chemical and low RVP fuel blendstock and for conversion into plastics, fibers, rubber, other polymers and hydrocarbon fuels. Key elements of our strategy include:

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Deploy first commercial production facility.    In September 2010, we acquired a 22 MGPY ethanol production facility in Luverne, Minnesota. We expect to begin our retrofit of the Luverne facility in the fourth quarter of 2010 and commence commercial production of approximately 18 MGPY of isobutanol at the Luverne facility in the first half of 2012.

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Enter into supply agreements with customers to support capacity growth.    We intend to transition the letters of intent that we have already received into firm supply agreements, and then add to our customer pipeline by entering into isobutanol supply agreements for further capacity with additional customers in the refining, specialty chemicals and transportation sectors both in the US and internationally.

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Expand our production capacity via retrofit of additional existing ethanol facilities.    As we secure supply agreements with customers, we plan to acquire or gain access to additional and larger scale ethanol facilities via acquisitions and joint ventures. We believe that our exclusive alliance with ICM will enhance our ability to rapidly deploy our technology on a commercial scale at these facilities. We plan to acquire additional production capacity to enable us to produce and sell over 500 million gallons of isobutanol in 2014.

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Expand adoption of our isobutanol across multiple applications and markets.    We intend to drive adoption of our isobutanol in multiple US and international chemicals and fuels end-markets by offering a renewable product with superior properties at a competitive price. In addition, we intend to leverage existing and potential strategic partnerships with hydrocarbon companies to accelerate the use of isobutanol as a building block for drop-in hydrocarbons. This strategy will be implemented through direct supply agreements with leading chemicals and fuels companies, as well as through alliances with key technology providers.

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Align the value chain for our isobutanol by collaborating with large brand owners.    We are developing commitments from large brand owners to purchase products made from our isobutanol by third-party chemicals and fuels companies. For example, we recently entered into a letter of intent with United Airlines to purchase significant quantities of renewable jet fuel made from our isobutanol. We intend to use these commitments to obtain contracts to sell our isobutanol directly into the manufacturing chain that will use our isobutanol as a building block in the production of renewable jet fuel.

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Incorporate additional feedstocks into our isobutanol production facilities.    Our second-generation biocatalyst can produce isobutanol from any fuel ethanol feedstock currently in commercial use, including grains (e.g., corn, wheat, sorghum and barley) and sugar cane. We are developing a future-generation biocatalyst under contract with Cargill. We believe that this future-generation biocatalyst will enable us to efficiently integrate mixed sugars from cellulosic feedstocks into our production facilities when the technology to separate and break down cellulosic biomass into separate simple sugar molecules becomes commercially available. While our initial focus is to access corn ethanol facilities in the US, the ability of our biocatalyst to produce isobutanol from multiple feedstocks will support our future efforts to expand production of isobutanol into international markets that use sugar cane or other grain feedstocks, either directly or through partnerships.

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INDUSTRY OVERVIEW

Petroleum is a fundamental source of chemicals and fuels, with annual global demand in 2008 estimated at $3.0 trillion based on data from the IEA and EIA. Today’s organic chemicals and fuels are predominantly derived from petroleum, as it has historically been convenient and inexpensive. However, recent fundamental trends including increasing petroleum demand (especially from emerging markets), limited new supply, price volatility and the changing regulatory framework in the US and internationally with regard to the environmental impact of fossil fuels, has increased the need for economical, renewable and environmentally sensitive alternatives to petroleum at stable prices.

These market developments, combined with advances in synthetic biology and metabolic pathway engineering, have encouraged the convergence between the industrial biotechnology and energy sectors. These new technologies enable the production of flexible platform chemicals, such as isobutanol, from renewable sources instead of fossil fuels, at economically attractive costs. Based on our compilation of data from SRI, CMAI, the EIA and the IEA, we believe that isobutanol and the products derived from it have potential applications in approximately 40% of the global petrochemicals market and substantially all of the global fuels market, and that our isobutanol fulfills an immediate need for alternatives to petroleum. Previous attempts to create renewable, cost-effective alternatives to petroleum-based products have faced several challenges:

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First generation renewable products are not drop-in solutions for existing infrastructure.    Many products contemplated by earlier manufacturers are not considered effective alternatives to conventional petroleum due to various limitations, including lower energy content, viscosity and corrosive properties which limit pipeline transportation or require expensive engine modifications.

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Capital intensity.    Due to the high capital cost incurred in establishing new ethanol plants, numerous ethanol companies have faced limited expansion or customization opportunities and have not been able to relocate to areas with access to new or more cost effective feedstocks.

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Reliance on regulatory environment.    Many conventional alternatives to current nonrenewable chemicals and fuels rely on heavy government subsidies. In the absence of governmental support, these alternatives face significant operational hurdles and are often no longer economically viable.

Advantages of our isobutanol

We believe our isobutanol provides advantages over both petroleum-based products and alternative renewable chemicals and fuels. These advantages are based on the chemical properties of isobutanol and our low cost production technology.

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Optimized for existing infrastructure.    Isobutanol is a fungible, drop-in fuel with chemical and performance characteristics as a fuel additive that are well known. For example, due to its low water solubility, we believe isobutanol can be transported in pipelines and blended into gasoline formulations at the refinery in contrast to prevailing practices where ethanol is blended at the terminal and can not be transported via pipelines. Initial test results from DNV Columbus, Inc., a well-respected materials testing company, showed that isobutanol did not contribute to stress corrosion cracking in pipeline materials under conditions where ethanol typically would. We believe that refiners are interested in the possibility of using isobutanol to replace more expensive alkylates in their gasoline formulations. In addition, pending necessary regulatory approval, we believe our isobutanol can be combined with ethanol to increase the benefits associated with using ethanol as a fuel blendstock. Therefore, we believe an important and distinct advantage of isobutanol is its potential ability to align the interests of refiners, commodity agriculture and the ethanol industry, accelerating the development of a biobased economy.

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Low cost convertibility of renewable feedstocks into specialty chemicals and fuels.    We believe our proprietary technology platform will enable rapid deployment and a low capital cost route to isobutanol and currently represents the only known biological process to produce isobutanol cost-effectively from the fermentation of renewable feedstocks. Isobutanol is a highly flexible platform molecule with broad applications in the chemicals and fuels markets.

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Highly effective solution to current regulatory limitations.    The EPA currently limits gasoline blends for use in normal automobile engines to a maximum of 15% ethanol for model years 2007 and later, and 10% for all other model years. Isobutanol can expand biofuel market opportunities as a fuel blendstock as we expect it to be blended into gasoline at higher levels without modifying engines or gasoline distribution logistics. Additionally, we believe a pathway could be defined with the EPA for our isobutanol to be classified as an advanced biofuel according to the Renewable Fuels Standard, or RFS2. Even if made from corn in retrofitted ethanol plants, isobutanol can qualify as an advanced biofuel if it can provide a 50% lifecycle greenhouse gas, or GHG, reduction compared to gasoline. Lifecycle GHG emissions are the aggregate quantity of GHGs related to the full fuel cycle, including all stages of fuel and feedstock production and distribution, from feedstock generation and extraction through distribution, delivery and use of the finished fuel. Furthermore, because isobutanol contains approximately 30% more energy than ethanol, each gallon of isobutanol provides a RIN value of 1.3. Therefore, a refiner could purchase fewer gallons of isobutanol than ethanol while meeting its biofuels obligation under RFS2.

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Alternative source of four-carbon hydrocarbons.    Butenes, hydrocarbon products with many industrial uses, can be produced through the dehydration of isobutanol. We believe that butenes derived from our isobutanol can be further processed into other high-value hydrocarbon products using currently known chemistries, as shown in research reports by SRI. These include ethyl tert-butyl ether, or ETBE, for use as a value-added gasoline blendstock, propylene, MMA, for use in plastics, industrial coatings and other chemical additives, such as antioxidants and plastics modifiers. The prevailing process to manufacture these hydrocarbon products today is through the practice of cracking oil and natural gas. Ethylene crackers produce butenes as a co-product and the butenes market has tightened as these crackers have shut down and shifted from oil to natural gas feedstocks reducing the available supply of butenes. As a result, we expect the hydrocarbons derived from our isobutanol to provide chemical and fuel producers with both supply chain diversity and alternatives to current petroleum-derived products which can be particularly important in a tight petrochemicals environment.

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Feedstock flexibility.    We believe our second-generation biocatalyst will produce isobutanol cost-effectively at a commercial scale from any feedstock currently used to produce grain ethanol. Additionally, this biocatalyst provides the ability to convert sugar cane into isobutanol which provides us with opportunities to expand our production into Brazil and other areas with sugar cane ethanol facilities. Moreover, our work with Cargill to develop a future-generation yeast biocatalyst enabling cellulosic isobutanol production will position us to integrate non-food-based feedstocks into our production facilities when the technology to separate and break down cellulosic biomass into separate simple sugar molecules becomes commercially available. We believe that having the flexibility to use different crops and agricultural by-products as a feedstock for isobutanol production is a particularly attractive trait to the chemicals and fuels markets and has the potential to mitigate their exposure to petroleum price volatility.

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Lower impact on air quality.    Isobutanol has a low RVP. RVP measures a fuel’s volatility, and in warm weather, high RVP fuel can contribute to smog formation. The EPA sets regional and seasonal clean air standards in the US, which include RVP limitations, with the potential for stricter air quality regulations in the near future. Given isobutanol’s lower RVP relative to ethanol, we believe refiners using isobutanol blends have more flexibility in their gasoline formulations to meet clean air standards. This added flexibility can be valuable in regions of the US that fail to meet EPA-designated national air quality standards, or in markets like California where the RVP maximum is very low.

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COMPETITION

Our isobutanol is targeted to three main markets: direct use as a solvent and gasoline blendstock, use in the chemicals industry for producing plastics, fibers, rubber and other polymers and use in the production of hydrocarbon fuels. We face competitors in each market, some of which are limited to individual markets, and some of which will compete with us across all of our target markets.

Renewable isobutanol competition

We are a leader in the development of renewable isobutanol via fermentation of renewable plant biomass. While the competitive landscape in renewable isobutanol production is limited at this time, we are aware of other companies that are seeking to develop isobutanol production capabilities. These include Butamax, a joint venture between BP and DuPont, and Butalco GmbH, a development stage company based in Switzerland. While each of these entities is a private company, based on our due diligence related to intellectual property filings we believe that we have a very competitive position in the development of renewable isobutanol production.

Gasoline blendstock and solvent markets competition

We also face competition from companies that are focused on the development of n-butanol, a related compound to isobutanol. These companies include Cathay Industrial Biotech Ltd., METabolic EXplorer S.A., TetraVitae Bioscience, Inc., Cobalt Technologies, Inc. and Green Biologics Ltd. We understand that these companies produce n-butanol from an acetone-butanol-ethanol, or ABE, fermentation process primarily for the small chemicals markets. ABE fermentation using a Clostridia biocatalyst has been used in industrial settings since 1919. As discussed in several academic papers analyzing the ABE process, such fermentation is handicapped in competitiveness by high energy costs due to low concentrations of butanol produced and significant volumes of water processed. It requires higher capital and operating costs to support industrial scale production due to the low rates of the Clostridia fermentation, and results in a lower butanol yield because it produces ethanol and acetone as by-products. We believe our proprietary process has many significant advantages over the ABE process because of its limited requirements for new capital expenditures, its production of almost pure isobutanol and its limited energy costs and water usage in production. We believe these advantages will produce a lower cost isobutanol compared to n-butanol produced by ABE fermentation. N-butanol’s lower octane rating compared to isobutanol gives it a lower value in the gasoline blendstock market, but n-butanol can compete directly in many solvent markets where n-butanol and isobutanol have similar performance.

In the gasoline blendstock market isobutanol competes with non-renewable alkylate and renewable ethanol. According to the RFA, the global market for ethanol as a fuel blendstock was approximately 20 billion gallons in 2009, and we estimate the total potential global market for isobutanol as a gasoline blendstock at 40 BGPY. Alkylate is a premium value gasoline blendstock typically derived from petroleum. However, petroleum feeds for alkylate manufacture are pressured by continued increases in the use of natural gas to generate olefins for the production of alkylate, due to the low relative cost of natural gas compared to petroleum. Alkylate has a low RVP and high octane rating. Ethanol is renewable and has a high octane rating, and although it has a high RVP, ethanol receives a one pound RVP waiver in a large portion of the US gasoline market. Renewability is important in the US because the RFS2 mandates that a minimum volume of renewable blendstocks be used in gasoline each year. A high octane rating is important for engine performance and is a valuable characteristic because many gasoline blendstocks have lower octane ratings. Low RVP is important because the EPA sets maximum permissible RVP levels for gasoline. Ethanol’s vapor pressure waiver is valuable because it offsets much of the negative value of ethanol’s high RVP. We believe that our isobutanol will be valued for its combination of low RVP, high octane and

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renewability. With this combination of properties our isobutanol is targeted to compete effectively in the portions of the gasoline market where ethanol blending is not allowed, as well as in regions with particularly low RVP limits.

Many production and technology supply companies are working to develop ethanol production from cellulosic feedstocks, including Shell Oil, BP, DuPont-Danisco Cellulosic Ethanol LLC, Abengoa Bioenergy, S.A., POET, LLC, ICM, Mascoma, Range Fuels, Inbicon A/S, INEOS New Planet BioEnergy LLC, Coskata, Archer Daniels Midland Company, BlueFire Ethanol, Inc., KL Energy Corporation, ZeaChem Inc., Iogen Corporation, Qteros, Inc., AE Biofuels, Inc. and many smaller start-up companies. Successful commercialization by some or all of these companies will increase the supply of renewable gasoline blendstocks worldwide, potentially reducing the market size or margins available to isobutanol.

Plastics, fibers, rubber and other polymers market competition

Isobutanol can be dehydrated to produce butenes, hydrocarbon products with many industrial uses in the production of plastics, fibers, rubber and other polymers. The straightforward conversion of our isobutanol into butenes is a fundamentally important process that enables isobutanol to be used as a building block chemical in multiple markets. These markets include butyl rubber, lubricants and additives derived from butenes such as isobutylene, poly methyl methacrylate from isobutanol, propylene for polypropylene from isobutylene, polyesters made via para-xylene from isobutylene and polystyrene made via styrene.

In these markets we compete with the renewable isobutanol companies and renewable n-butanol producers described previously, and face similar competitive challenges. Our competitive position versus petroleum-derived plastics, fibers, rubber and other polymers varies, but we believe that the high volatility of petroleum prices, often tight supply markets for petroleum-based petrochemical feedstocks and the desire of many consumers for goods made from more renewable sources will enable us to compete effectively. However, petrochemical companies may develop alternative pathways to produce petrochemical-based hydrocarbon products that may be less expensive than our isobutanol, or more readily available or developed in conjunction with major petrochemical, refiner or end user companies. These products may have economic or other advantages over the plastics, fibers, rubber and other polymers developed from our isobutanol. Further, some of these companies have access to significantly more resources than we do to develop products.

There is also one small company in France, Global Bioenergies, S.A., pursing the direct production of isobutylene from renewable carbohydrates. Through analysis of the fermentation pathway, we believe that the direct production of butenes such as isobutylene via fermentation will have higher capital and operating costs than production of butenes derived from our isobutanol.

Hydrocarbon fuels market competition

Beyond direct use as a fuel additive, isobutanol can be converted into many hydrocarbon fuels and specialty blendstocks, offering substantial potential for additional demand in the fuels markets. We will compete with the incumbent petroleum-based fuels industry, as well as biofuels companies.

The incumbent petroleum-based fuels industry makes the vast majority of the world’s gasoline, jet and diesel fuels and blendstocks. The petroleum-based fuels industry is mature, and includes a substantial base of infrastructure for the production and distribution of petroleum-derived products. However, the industry faces challenges from its dependence on petroleum. Supply limitations have begun to increase the cost of crude, and oil prices are extremely volatile. High and volatile oil prices provide an opportunity for renewable producers relying on biobased feedstocks like corn, which in recent years have had lower price volatility than oil.

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Biofuels companies will provide substantial competition in the gasoline market. These biofuels competitors are numerous and include both large established companies and numerous startups. Government tax incentives for renewable fuel producers and regulations such as the RFS2 help provide opportunities for renewable fuels producers to compete. In particular, in the gasoline and gasoline blendstock markets Virent offers a competitive process for making gasoline and gasoline blendstocks. However, we have the advantage of being able to target conversion of isobutanol into specific high-value molecules such as isooctane, which can be used to make gasoline blendstocks with a higher value than whole gasoline, which we do not believe Virent’s process can match.

In the jet fuel market, we will face competition from companies such as Synthetic Genomics, Inc., Solazyme, Inc., Sapphire Energy, Inc. and Exxon-Mobil Corporation, which are pursuing production of jet fuel from algae-based technology. LS9, Inc. and others are also targeting production of jet fuels from renewable biomass. We may also face competition from companies working to produce jet fuel from hydrogenated fatty acid methyl esters.

In the diesel fuels market, competitors such as Amyris provide alternative hydrocarbon diesel fuel. We believe our technology provides a 20% higher yield on feedstock than the isoprenoid fermentation pathway developed by Amyris, which we believe will yield an approximately 20% production cost advantage.

INTELLECTUAL PROPERTY

Our success depends in large part on our proprietary products and technology for which we seek protection under patent, copyright, trademark and trade secret laws. Such protection is also maintained in part using confidential disclosure agreements. Protection of our technologies is important so that we may offer our customers and partners proprietary services and products unavailable from our competitors, and so that we may exclude our competitors from practicing technology that we have developed or exclusively licensed. If competitors in our industry have access to the same technology, our competitive position may be adversely affected. As of October 14, 2010, we exclusively licensed rights to 73 issued patents and filed patent applications in the US and in various foreign jurisdictions. Of the licensed patents and patent applications, most are owned by Cargill and exclusively licensed to us for use in certain fields. These licensed patents and patent applications cover both enabling technologies and products or methods of producing products. Our licenses to such patents allow us to freely practice the licensed inventions, subject only to the terms of these licenses. As of October 14, 2010, we have submitted 179 patent applications in the US and in various foreign jurisdictions. These patent applications are directed to our technologies and specific methods and products that support our business in the biofuel and bioindustrial markets. We continue to file new patent applications, for which terms extend up to 20 years from the filing date in the US.

We will continue to file and prosecute patent applications and maintain trade secrets, as is consistent with our business plan, in an ongoing effort to protect our intellectual property. It is possible that our licensors’ current patents, or patents which we may later acquire or license, may be successfully challenged or invalidated in whole or in part. It is also possible that we may not obtain issued patents from our filed applications, and may not be able to obtain patents regarding other inventions we seek to protect. Under appropriate circumstances, we may sometimes permit certain intellectual property to lapse or go abandoned. Due to uncertainties inherent in prosecuting patent applications, sometimes patent applications are rejected and we may subsequently abandon them. It is also possible that we may develop products or technologies that will not be patentable or that the patents of others will limit or preclude our ability to do business. In addition, any patent issued to us may provide us with little or no competitive advantage, in which case we may abandon such patent or license it to another entity.

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We have obtained a registered trademark for Gevo Integrated Fermentation Technology® in the US, and have pending US trademark applications for Gevo™ and GIFT™. The Gevo™ and GIFT™ marks are also registered or pending in certain foreign countries.

Our means of protecting our proprietary rights may not be adequate and our competitors may independently develop technology or products that are similar to or compete with ours. Patent, trademark and trade secret laws afford only limited protection for our technology platform and products. The laws of many countries do not protect our proprietary rights to as great an extent as do the laws of the US. Despite our efforts to protect our proprietary rights, unauthorized parties have in the past attempted, and may in the future attempt, to operate using aspects of our intellectual property or products or to obtain and use information that we regard as proprietary. Third parties may also design around our proprietary rights, which may render our protected technology and products less valuable. In addition, if any of our products or technologies is covered by third-party patents or other intellectual property rights, we could be subject to various legal actions. We cannot assure you that our technology platform and products do not infringe patents held by others or that they will not in the future.

Litigation may be necessary to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement, invalidity, misappropriation or other allegations. Any such litigation could result in substantial costs and diversion of our resources. Moreover, any settlement of or adverse judgment resulting from such litigation could require us to obtain a license to continue to make, use or sell the products or technology that is the subject of the claim, or otherwise restrict or prohibit our use of the technology.

PARTNERSHIPS AND COLLABORATIONS

ICM, Inc.

We currently have an exclusive alliance with ICM for the commercial development of the GIFT™ system that enables the production of isobutanol from retrofitted ethanol plants. ICM is a company which focuses on engineering, building and supporting biorefineries for the renewable fuel industry. We believe that our alliance with ICM will provide us with a competitive advantage and allow us to more quickly achieve commercial-scale production of isobutanol. Through our alliance with ICM, we plan to retrofit existing ethanol plants to expand our production. ICM is well-positioned for this project because they have designed approximately 60% of the US operating ethanol production capacity.

Development Agreement.    On October 16, 2008, we entered into a development agreement with ICM, which set forth the terms for the development of a 1 MGPY corn drying ethanol demonstration facility in St. Joseph, Missouri. Working with ICM engineers, we installed GIFT™ at the St. Joseph demonstration plant, and successfully produced isobutanol. This demonstrated that we can cost-effectively retrofit existing ethanol facilities to produce isobutanol, a cornerstone of our strategy. We have agreed to reimburse ICM for engineering fees, equipment, plant modification costs and project fees incurred under the development agreement. We can terminate the development agreement at any time with 30 days’ written notice and either party may terminate the development agreement immediately upon the other party’s material breach of any provisions of the agreement relating to confidentiality or intellectual property. Unless it is terminated earlier, the development agreement, as amended, is effective through December 31, 2011.

Commercialization Agreement.    We also entered into a commercialization agreement with ICM on October 16, 2008. Under this agreement, ICM serves as our exclusive engineering contractor for the

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retrofit of ICM-designed ethanol plants in North America, and we serve as ICM’s exclusive technology partner for the production of butanols, pentanols and propanols from the fermentation of sugars. This commercialization agreement outlines the terms and fees under which ICM will provide engineering and construction services for any ICM-designed commercial plants utilizing dry-milled feed stocks of corn or grain sorghum. Pursuant to the commercialization agreement, we will work with ICM on the joint development of commercial plants utilizing our GIFT™ system, including the development of engineering designs to retrofit existing dry-mill ethanol facilities. Due to the fact that some of ICM’s proprietary process technology will be included in the plant designs, both parties intend that ICM will be the exclusive engineering services provider for ICM-designed commercial plants. However, in the event that ICM fails to meet commercially reasonable timelines for the engineering of the commercial plants, after a 30-day cure period, we may terminate our exclusivity obligations to ICM. The term of the commercialization agreement is through October 16, 2018. Either party may terminate the commercialization agreement upon 30 days’ notice in the event that the other party ceases regular operations, enters or is forced into bankruptcy or receivership, liquidates its assets or breaches the agreement.

We expect our alliance with ICM to help us continue to develop efficiency and cost improvements in retrofitting plants and producing isobutanol.

UCLA

We have licensed intellectual property based on research conducted at UCLA from The Regents, and we have obtained an exclusive license to UCLA’s pathway for the production of isobutanol. This technology should allow us to speed our development of biomass processing microorganisms, enabling more rapid scaling of our technologies to commercial production. This technology continues to develop, and we expect continued improvements in our production scale and efficiency.

License Agreement.    On September 6, 2007, we entered into an exclusive license agreement with The Regents to obtain certain patent rights to an alcohol production pathway which was developed in the course of research at the University of California. This exclusive license is specific to a certain field of use and The Regents reserve the right to use the patent rights and associated technology for educational and research purposes.

As consideration for the license agreement, we paid an upfront license issue fee and issued shares of our common stock to The Regents. The license agreement requires us to pay for all costs related to obtaining and maintaining patents on the licensed technology and we are required to pay annual license maintenance fees, cash payments upon achievement of certain milestones, and royalties based on our revenues from products utilizing the licensed technology. We also have the right to issue sublicenses to third parties, subject to the payment of sublicensing fees and royalty fees to The Regents.

The license agreement sets forth lists of due diligence deadlines for the development, manufacture and commercialization of certain molecules. Should we fail to meet the diligence deadlines set forth in the license agreement for any specific chemical in the field of use, The Regents will have the right to either reduce such license to a nonexclusive license or terminate such license. We have limited rights to extend the due diligence deadlines and we can terminate the license agreement at any time with 90 days’ written notice. The Regents also have the right to terminate the license agreement if we are prevented from performing our obligations under the agreement, due to a force majeure event, for a period of one year. Unless terminated earlier, the license agreement will remain in effect for the life of the last-to-expire patent in the licensed patent rights or until the last patent application licensed under this agreement is abandoned.

The license agreement has been amended to, among other things, expand the patent rights and the field of use and clarify The Regents’ right to either (i) reduce the license to a nonexclusive license or

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(ii) terminate specific rights in the event that we fail to meet any of the due diligence deadlines set forth in the license agreement. Any such reduction or termination of our rights will apply only to the specific molecule for which the due diligence deadline was missed; the rights relating to other molecules will not be affected.

Cargill, Incorporated

We have developed a relationship with Cargill, and have obtained exclusive rights to develop and integrate Cargill’s microorganisms into GIFT™. These microorganisms are able to process cellulosic biomass, which we hope will eventually allow low cost production of isobutanol from varied inputs with an even smaller environmental footprint, including purpose grown energy crops (e.g., switchgrass), forest residues (e.g., waste wood, pulp and sustainable wood), agricultural residues (e.g., corn stalks, leaves, straw and grasses) and municipal green waste (e.g., grass clippings and yard waste).

License Agreement.    On February 19, 2009, we entered into a license agreement with Cargill. Under the license agreement, Cargill granted us an exclusive, worldwide, royalty-bearing license to certain Cargill patents and to use certain of Cargill’s biological materials, including specialized microorganisms and tools for modifying those microorganisms to produce specific molecules. We also have an option, with a first right of refusal, to purchase an exclusive license to use such patents and biological materials owned by Cargill to produce additional molecules.

In exchange for the rights granted under the license agreement, we paid Cargill an upfront license fee and have committed to make additional payments to Cargill including, (i) payments based on the achievement of certain milestones, (ii) payments upon the commercialization of product lines which use the Cargill biological materials or are otherwise covered by the patent rights, and (iii) royalty payments. We may terminate the license agreement at any time upon 90 days’ written notice and either party may terminate the license agreement for a material breach by the other party that is not cured within 120 days of notification of such breach. Unless terminated earlier, the agreement remains in effect until no licensed patent rights remain under the license agreement.

California Institute of Technology

License Agreement.    In July 2005, we entered into a license agreement with Caltech to obtain a fully paid-up, exclusive license to certain patent rights and improvement rights arising from Dr. Frances Arnold’s research at Caltech, and a nonexclusive license to use the related technology. As consideration for these rights, we issued shares of our common stock to Caltech. The license agreement has been amended to, among other things, relinquish our rights to patents that are no longer of use to our business, expand the field of use to include additional molecules and extend our right to improvements conceived or developed in Dr. Arnold’s laboratory at Caltech through July 12, 2013. The term of the license agreement continues until the expiration or unenforceability of all of the licensed patent rights and improvement patent rights covered by the license agreement.

OTHER MATERIAL AGREEMENTS

Gevo Development, LLC

In September 2009, Gevo, Inc. formed Gevo Development, as a majority-owned subsidiary to develop isobutanol production assets using GIFT™. Gevo Development has a flexible business model and aims to secure access to existing ethanol capacity through direct acquisitions and joint ventures. Gevo Development has two classes of membership interests outstanding. Since Gevo Development’s inception, Gevo, Inc. has been the sole owner of the class A interests, which comprise 90% of the outstanding equity interests of Gevo Development. When Gevo Development was formed, CDP Gevo, LLC, or CDP,

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which is indirectly owned by the two co-managing directors of Gevo Development, was the sole owner of the class B interests, which comprise the remaining 10% of the outstanding equity interests of Gevo Development. In September 2010, Gevo, Inc. acquired 100% of the outstanding class B interests of Gevo Development from CDP pursuant to an equity purchase agreement. As a result of this acquisition, Gevo, Inc. currently owns 100% of the outstanding equity interests of Gevo Development as a wholly owned subsidiary. See further discussion under the heading “Equity Purchase Agreement and Related Transactions” below.

Commercialization Agreement.    In September 2009, in connection with the formation of Gevo Development, Gevo, Inc. entered into a commercialization agreement with CDP and Gevo Development, which set forth the services that each party would provide to Gevo Development. Under the commercialization agreement, Gevo Development compensated CDP for its services through a quarterly management fee and the payment of bonuses upon achievement of established milestones. The commercialization agreement was terminated on September 22, 2010 and is of no further force or effect, as described below under the heading “Equity Purchase Agreement and Related Transactions.”

Warrant Agreement.    In September 2009, in connection with the formation of Gevo Development, Gevo, Inc. granted a common stock warrant to CDP pursuant to which CDP may purchase up to 858,000 shares of our common stock at an exercise price of $2.70 per share, the estimated fair value of shares of our common stock at the time Gevo, Inc. granted the warrant. The warrant expires in September 2016, unless terminated earlier as provided in the agreement. In September 2010, upon the consummation of Gevo, Inc.’s purchase of the class B interests from CDP, the warrant agreement was amended and restated to provide that 50% of the warrant shares granted under such warrant agreement would vest on September 22, 2010. The remaining warrant shares will vest over a two-year period beginning on September 22, 2010, subject to acceleration and termination in certain circumstances.

Guaranty Agreement.    In September 2009, in connection with the formation of Gevo Development and the execution of the commercialization agreement, Gevo, Inc. entered into a guaranty agreement pursuant to which Gevo, Inc. agreed to guarantee the financial obligations of Gevo Development to CDP under the commercialization agreement through the earlier of the termination of the commercialization agreement or December 31, 2011. The guaranty agreement was terminated on September 22, 2010, as described below under the heading “Equity Purchase Agreement and Related Transactions.”

Equity Purchase Agreement and Related Transactions.    In September 2010, Gevo, Inc. became the sole owner of Gevo Development by acquiring 100% of the class B interests in Gevo Development, which comprise 10% of the outstanding equity interests of Gevo Development, from CDP pursuant to an equity purchase agreement. This equity purchase agreement, which was entered into in August 2010, provided that the purchase of the class B interests would close on the earlier of September 22, 2010, or the date Gevo, Inc. completed this offering. In exchange for the class B interests, CDP will receive aggregate consideration of up to approximately $1.143 million, (i) $500,000 of which was paid on September 22, 2010, (ii) $274,000 of which will be paid on December 30, 2010, and (iii) the remainder of which is payable in five equal quarterly installments beginning in January 2011, subject to the terms and conditions set forth in the equity purchase agreement. As of September 22, 2010, each of the owners of CDP is employed by Gevo, Inc. as executive vice president of upstream business development and as a co-managing director of Gevo Development. Pursuant to the equity purchase agreement, the commercialization and guaranty agreements described above were terminated and are of no further force or effect as of the closing date for the purchase of the class B interests. Upon the closing of the transactions contemplated by the equity purchase agreement, Gevo, Inc. amended and restated CDP’s warrant agreement, as described above.

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Agri-Energy acquisition

Acquisition Agreement.    In August 2010, we entered into an acquisition agreement pursuant to which we agreed to purchase all of the membership interests of Agri-Energy, LLC, a Minnesota limited liability company, and certain assets of Agri-Energy Limited Partnership, a Minnesota limited partnership, from their common owner, CORN-er Stone Farmers’ Cooperative, a Minnesota cooperative association. In September 2010, we consummated the transactions contemplated by this acquisition agreement, and acquired ownership of a 22 MGPY ethanol production facility located in Luverne, Minnesota which we plan to retrofit for isobutanol production. We paid a purchase price of approximately $20.7 million. In addition, we acquired and paid for $4.3 million in estimated working capital. The acquisition agreement contains customary representations, warranties, covenants and indemnification provisions and provided for an aggregate of approximately $3.5 million to be placed into escrow as security for deficiencies in working capital and seller indemnification obligations.

We anticipate beginning our retrofit of the Luverne facility in the fourth quarter of 2010. The Luverne facility is a traditional dry-mill facility, which means that it uses dry-milled corn as a feedstock. Based on ICM’s initial evaluation of the Luverne facility, we project capital costs of approximately $17 million to retrofit this plant to produce isobutanol. We expect to incur additional costs of approximately $5 million related to the retrofit that are unique to the Luverne facility, including costs associated with the construction of a seed train and equipment and storage tanks designed to allow switching between isobutanol and ethanol production, bringing the total projected cost of the retrofit to approximately $22 million. We expect to begin commercial production of isobutanol at the Luverne facility in the first half of 2012.

TriplePoint financing

Loan and Security Agreement 1.    In August 2010, concurrently with the execution of the acquisition agreement with Agri-Energy, Gevo, Inc. entered into a loan and security agreement with TriplePoint, pursuant to which it borrowed $5.0 million. The loan and security agreement includes customary affirmative and negative covenants for agreements of this type and events of default. The aggregate amount outstanding under the loan and security agreement bears interest at a rate equal to 13%, is subject to an end-of-term payment equal to 8% of the amount borrowed and is secured by substantially all of the assets of Gevo, Inc., other than its intellectual property. Additionally, under the terms of each of (i) the loan and security agreement and (ii) Gevo, Inc.’s guarantee of Gevo Development’s obligations under the loan and security agreement described below, Gevo, Inc. is prohibited from granting a security interest in its intellectual property assets to any other entity until both TriplePoint loans are paid in full. The loan matures on August 31, 2014, and provides for interest only payments during the first 24 months. Gevo, Inc. used the funds from this loan to repay $5.0 million in outstanding principal under its loan facility with Lighthouse. This loan is also secured by substantially all of the assets of Agri-Energy, LLC.

Warrant Agreement 1.    In August 2010, in connection with entering into the initial loan and security agreement with TriplePoint, Gevo, Inc. issued TriplePoint a warrant to purchase 32,126 shares of its Series D-1 preferred stock (or the shares of its preferred stock issued in its next round of equity financing, if such shares are sold at a price per share less than $17.12). The exercise price of the warrant is $17.12 per share (or the price per share of the next round of preferred stock, if applicable). The warrants are subject to antidilution adjustments upon the occurrence of certain events. The warrants provide TriplePoint with registration rights, and are exercisable until the later of (i) August 5, 2017 or (ii) five years from the effective date of this offering.

Business

Loan and Security Agreement 2.    In August 2010, concurrently with the execution of the acquisition agreement, Gevo Development entered into a loan and security agreement with TriplePoint under which, upon the satisfaction of certain conditions, Gevo Development could borrow up to $12.5 million to finance the transactions contemplated by the acquisition agreement with Agri-Energy. In September 2010, Gevo borrowed the $12.5 million and closed the transactions contemplated by the acquisition agreement, at which time the loan and security agreement was amended and Agri-Energy, LLC became a borrower under the loan and security agreement. The loan and security agreement includes customary affirmative and negative covenants for agreements of this type and events of default. The loan bears interest at a rate equal to 13% and is subject to an end-of-term payment equal to 8% of the amount borrowed. The loan is secured by the equity interests of Agri-Energy held by Gevo Development and substantially all the assets of Agri-Energy. The loan matures on September 1, 2014, with interest only payments during the first 24 months, and is guaranteed by Gevo, Inc. pursuant to a continuing guaranty executed by Gevo, Inc. in favor of TriplePoint, which is secured by substantially all of the assets of Gevo, Inc., other than its intellectual property.

Warrant Agreement 2.    In August 2010, in connection with entering into the second loan and security agreement, Gevo, Inc. issued TriplePoint a warrant to purchase up to 73,014 shares of its Series D-1 preferred stock (or the shares of its preferred stock issued in its next round of equity financing, if such shares are sold at a price per share less than $17.12). The exercise price of the warrant is $17.12 per share (or the price per share of the next round of preferred stock, if applicable). The warrant is divided into two tranches. Tranche A, which represents a warrant to purchase 18,254 shares of Series D-1 preferred stock, vested upon the issuance of the warrant in August 2010. Tranche B, which represents a warrant to purchase 54,760 shares of Series D-1 preferred stock, vested upon the initial advance under the $12.5 million loan and security agreement in September 2010. The warrants are subject to antidilution adjustments upon the occurrence of certain events. The warrants provide TriplePoint with registration rights, and are exercisable until the later of (i) August 5, 2017 or (ii) five years from the effective date of this offering.

RESEARCH AND DEVELOPMENT

Our strategy depends on continued improvement of our technologies for the production of isobutanol, as well as next generation chemicals and advanced biofuels based on our isobutanol technology. Accordingly, we annually devote significant funds to research and development. In fiscal years 2007, 2008 and 2009, we spent $3,699,000, $7,376,000 and $10,508,000, respectively, on research and development activities. The following table shows our research and development costs by function during the three years ended December 31, 2009:

	2007	2008	2009
Biocatalyst development	$3,000,000	$5,166,000	$7,007,000
Processing engineering & operation of pilot & demo plants	347,000	1,215,000	2,722,000
Chemistry and applications development	352,000	995,000	779,000

	$3,699,000	$7,376,000	$10,508,000

During 2007, 2008 and 2009, we recorded revenue from government grants and cooperative agreements in the amounts of $275,000, $208,000 and $660,000, respectively, which primarily related to research and development activities performed in our biocatalyst group.

Our research and development activities are currently being performed in our corporate headquarters located in Englewood, Colorado as well as at the demonstration plant within ICM’s facility in St. Joseph, Missouri.

Business

ENVIRONMENTAL COMPLIANCE COSTS

Regulation by governmental authorities in the US and other countries is a significant factor in the development, manufacture and marketing of second-generation biofuels. Our isobutanol and the next generation products isobutanol will be used to produce will require regulatory approval by governmental agencies prior to commercialization. In particular, biofuels are subject to rigorous testing and premarket approval requirements by the EPA’s Office of Transportation and Air Quality, and regulatory authorities in other countries. In the US various federal, and, in some cases, state statutes and regulations also govern or impact the manufacturing, safety, storage and use of biofuels. The process of seeking required approvals and the continuing need for compliance with applicable statutes and regulations require the expenditure of substantial resources. Regulatory approval, if and when obtained for any of these next generation products, may be limited in scope, which may significantly limit the uses for which our isobutanol and these next generation products may be marketed.

When built at a dry-mill facility, our fermentation process creates protein fermentation meal, a potential animal feed component, as a co-product. Before we can sell protein fermentation meal for animal consumption, we require approval from the Center for Veterinary Medicine of the FDA. The FDA’s policies may change and additional government regulations may be enacted that could prevent or delay regulatory approval of our co-products. We cannot predict the likelihood, nature or extent of adverse governmental regulations that might arise from future legislative or administrative action, either in the US or abroad. This risk is eliminated at wet corn mills, which we also plan on retrofitting, because instead of extracting protein grains post-fermentation, wet mills separate out valuable proteins before the feedstock comes into contact with the biocatalyst.

Our process contains a genetically engineered organism which, when used in an industrial process, is considered a new chemical under the TSCA. These laws and regulations require us to obtain and comply with the EPA’s Microbial Commercial Activity Notice process to operate our isobutanol assets. We do not anticipate a material adverse effect on our business or financial condition as a result of our efforts to comply with these requirements. However, the TSCA new chemical submission policies may change and additional government regulations may be enacted that could prevent or delay regulatory approval of our products. We cannot predict the likelihood, nature or extent of adverse governmental regulations that might arise from future legislative or administrative action, either in the US or abroad.

There are various third-party certification organizations, such as ASTM and Underwriters Laboratories, involved in certifying the transportation, dispensing and use of liquid fuel in the US and internationally. Voluntary standards development organizations may change and additional requirements may be enacted that could prevent or delay marketing approval of our products. The process of seeking required approvals and the continuing need for compliance with applicable statues and regulations require the expenditure of substantial resources. We do not anticipate a material adverse effect on our business or financial conditions as a result of our efforts to comply with these requirements, but we cannot predict the likelihood, nature or extent of adverse third-party requirements that might arise from future action, either in the US or abroad.

We are subject to various federal, state and local environmental laws and regulations, including those relating to the discharge of materials into the air, water and ground, the generation, storage, handling, use, transportation and disposal of hazardous materials and the health and safety of our employees. These laws and regulations require us to obtain environmental permits and comply with numerous environmental restrictions as we construct and operate our isobutanol assets. They may require expensive pollution control equipment or operation changes to limit actual or potential impacts to the environment. A violation of these laws, regulations or permit conditions can result in substantial fines, natural resource damage, criminal sanctions, permit revocations and facility shutdowns.

Business

There is a risk of liability for the investigation and cleanup of environmental contamination at each of the properties that we own or operate and at off-site locations where we arrange for the disposal of hazardous substances. If these substances are or have been disposed of or released at sites that undergo investigation or remediation by regulatory agencies, we may be responsible under the Comprehensive Environmental Response, Compensation and Liability Act or other environmental laws for all or part of the costs of investigation and remediation. We may also be subject to related claims by private parties alleging property damage and personal injury due to exposure to hazardous or other materials at or from the properties. Some of these matters may require us to expend significant amounts for investigation and cleanup or other costs. We are not aware of any material environmental liabilities relating to contamination at or from our facilities or at off-site locations where we have transported or arranged for the disposal of hazardous substances.

In addition, new laws, new interpretations of existing laws, increased governmental enforcement of environmental laws or other developments could require us to make significant additional expenditures. Continued government and public emphasis on environmental issues can be expected to result in increased future investments in environmental controls at our facilities. Present and future environmental laws and regulations applicable to our operations, more vigorous enforcement policies and discovery of currently unknown conditions could all require us to make substantial expenditures. For example, our air emissions are subject to the Clean Air Act, the Clean Air Act Amendments of 1990 and similar state and local laws and associated regulations. Under the Clean Air Act, the EPA has promulgated National Emissions Standards for Hazardous Air Pollutants, or NESHAP, that could apply to facilities that we own or operate if the emissions of hazardous air pollutants exceed certain thresholds. If a facility we operate is authorized to emit hazardous air pollutants above the threshold level, then we might still be required to come into compliance with another NESHAP at some future time. New or expanded facilities might be required to comply with both standards upon startup if they exceed the hazardous air pollutant threshold. In addition to costs for achieving and maintaining compliance with these laws, more stringent standards may also limit our operating flexibility.

As a condition to granting the permits necessary for operating our facilities, regulators could make demands that increase our construction and operations costs, which might force us to obtain additional financing. For example, unanticipated water discharge limits could sharply increase construction costs for our projects. Permit conditions could also restrict or limit the extent of our operations. We cannot guarantee that we will be able to obtain or comply with the terms of all necessary permits to complete the retrofit of an ethanol plant. Failure to obtain and comply with all applicable permits and licenses could halt our construction and could subject us to future claims.

FACILITIES

Our corporate headquarters and research and development laboratories are located in Englewood, Colorado, where we occupy approximately 29,865 square feet of office and laboratory space. Our lease for this facility expires in July 2013. We believe that the facility that we currently lease is adequate for our needs for the immediate future and that, should it be needed, additional space can be leased to accommodate any future growth.

EMPLOYEES

As of August 31, 2010, we employed 59 full-time employees, with 57 of our employees located in Englewood, Colorado. Of the full-time employees, 42 were engaged in research and development and 17 were engaged in general, administrative and business development activities. As of August 31, 2010, 20 employees have Ph.D. degrees. None of our employees are represented by a labor union, and we consider our employee relations to be good.

Business

LEGAL PROCEEDINGS

We are not currently a party to any material litigation or other material legal proceedings, and we are not aware of any pending or threatened litigation against us that we believe would adversely affect our business, operating results, financial condition or cash flows.

Management

EXECUTIVE OFFICERS, KEY EMPLOYEES AND DIRECTORS

The following table sets forth certain information about our executive officers and directors, as of October 15, 2010.

Name	Age	Position(s)
Patrick R. Gruber, Ph.D.	50	Chief Executive Officer and Director
Christopher Ryan, Ph.D.	49	Executive Vice President, Business Development
David Glassner, Ph.D.	52	Executive Vice President, Technology
Mark Smith	48	Chief Financial Officer
Jack Huttner	56	Executive Vice President, Corporate Development and Public Affairs
Brett Lund, J.D., M.B.A.	35	Executive Vice President, General Counsel and Secretary
Shai Weiss(1)(2)	42	Chairman of the Board of Directors
Ganesh M. Kishore, Ph.D.(1)	57	Director
Véronique Hervouet	48	Director
Stacy J. Smith(3)	47	Director
Ron Commander, Ph.D.(1)	60	Director
Bruce A. Smith(2)(3)	67	Director
Carlos A. Cabrera(2)(3)	59	Director

(1)	Member of the compensation committee.
(2)	Member of the nominating and corporate governance committee.
(3)	Member of the audit committee.

Patrick R. Gruber, Ph.D. has served as a director of the company since 2007 and has served as Chief Executive Officer of the company since 2007. Prior to joining the company, from 2005 to 2007 Dr. Gruber was President and Chief Executive Officer of Outlast Technologies, Inc., a technology and marketing company primarily serving the textile industry, where he was responsible for all aspects of Outlast Technologies’ business. Previously, Dr. Gruber co-founded NatureWorks LLC (formerly Cargill Dow, LLC) and served as Vice President, Technology and Operations, and Chief Technology Officer from 1997 to 2005, where he was responsible for all aspects of the business’s project, application and process technology development. Dr. Gruber is a member of the Bioenergy Technical Advisory Committee for the Energy Future Coalition. He currently serves on the boards of directors of Segetis, Inc. and Green Harvest Technologies, LLC. From 2007 to 2008, he served on the board of directors of Outlast Technologies, Inc. In 2008, Dr. Gruber was awarded the first ever George Washington Carver Award, recognizing significant contributions by individuals in the field of industrial biotechnology and its application in biological engineering, environmental science, biorefining and biobased products. Dr. Gruber holds a Ph.D. in chemistry from the University of Minnesota, an M.B.A. from the University of Minnesota and a B.S. in chemistry and biology from the University of St. Thomas. We believe Dr. Gruber’s qualifications to sit on our board include his experience as a CEO and business leader and his extensive experience developing and commercializing industrial biotechnology products.

Christopher Ryan, Ph.D. has served as Executive Vice President, Business Development, of the company since June 2009. Prior to joining the company, he co-founded NatureWorks LLC in 1997. Dr. Ryan served as Chief Operating Officer for NatureWorks from 2008 to 2009 and Chief Technology Officer for NatureWorks from 2005 to 2008, where he was involved in the development and commercialization of the company’s new biobased polymer from lab-scale production in 1992 through the completion of a $300 million world-scale production facility. Prior to 1992, Dr. Ryan served for four years in Corporate R&D for specialty chemical company HB Fuller Company. He has over 20 years of experience in

Management

strategic leadership, business development and research and product development in biobased materials. Dr. Ryan holds a Ph.D. in organic chemistry from the University of Minnesota, a B.S. in chemistry from Gustavus Adolphus College and completed the Management of Technology program at the University of Minnesota.

David Glassner, Ph.D. has served as Executive Vice President, Technology, of the company since October 2009, where he leads the company’s isobutanol technology and engineering development. From March 2009 to September 2009, he was Vice President, Technology, and from July 2007 through February 2009 he was Vice President, Bioprocessing and Engineering, of the company. Prior to joining the company, he led the development of novel yeast biocatalysts for the production of lactic acid and ethanol, and the development of lactic acid, lactide and polylactide technology at NatureWorks LLC from 2000 to 2007. Prior to NatureWorks, from 1993 to 1999 he was Biofuels Technology Manager at the National Renewable Energy Laboratory where he led the development of cellulosic processing technology and the construction of the biomass to ethanol process development unit. Previously, Dr. Glassner was Director of Bioprocess Development at MBI International, where he led the development of a lactic acid pilot plant and developed patented processes for producing lactic acid, succinic acid, acetone, ethanol and butanol. Dr. Glassner holds Ph.D., M.S. and B.S. degrees in chemical engineering from Michigan State University.

Mark Smith has served as Chief Financial Officer of the company since November 2008, and Chief Financial Officer of the company’s subsidiary, Gevo Development, since September 2009. Prior to joining the company, Mr. Smith served as Chief Financial Officer of Replidyne, Inc., from March 2006 to February 2009 where he played a leadership role in completing its initial public offering and executing its strategic sale to Cardiovascular Systems, Inc. Prior to joining Replidyne, Mr. Smith was an officer at Nabi Biopharmaceuticals, from August 1999 to March 2006, serving as Senior Vice President, Finance, and Chief Financial Officer from April 2001 to March 2006. Prior to joining Nabi Biopharmaceuticals, Mr. Smith was an officer at Neuromedical Systems, Inc., where he served as Vice President, Finance and Administration and Chief Financial Officer from March 1998 to July 1999. He previously served in various financial executive capacities at Genzyme Corporation from 1996 to 1998, most recently as Group Controller. From 1991 to 1996 Mr. Smith worked in various financial management capacities at Genetrix, Inc., most recently as Chief Financial Officer prior to its sale to Genzyme in 1996. He previously was an accountant at Price Waterhouse (now PricewaterhouseCoopers) in both Australia and the US. Mr. Smith holds a B.A. in accounting from Canberra College of Advanced Education.

Jack Huttner has served as Executive Vice President, Corporate Development and Public Affairs, of the company since August 2009. He came to the company from DuPont Danisco Cellulosic Ethanol LLC (DDCE), where he served as Vice President, Commercial and Public Affairs from September 2008 to August 2009. Previously, Mr. Huttner served as Vice President, Biorefinery Business Development, at Genencor, the industrial biotechnology division of Danisco A/S, from June 2005 to July 2008. At Genencor, he led a multifunctional team whose strategy resulted in a $140 million joint venture with DuPont (DDCE). Previously, Mr. Huttner was employed at Genencor International, Inc., as Vice President of Corporate Communications and Public Affairs from February 1998 to June 2005, where he had global responsibility for communications and external affairs, and helped shape the company’s leadership position in industrial biotechnology for its successful initial public offering. Mr. Huttner was instrumental in the formation of the industrial section of BIO, the Biotechnology Industry Organization, and served as Chairman of the section’s governing board for six years, from 1998 to 2004, where he continues to serve. From 2005 to 2007, he served on the Executive Committee of EuropaBio, the European Association for Bioindustries, where he was Chairman of the Industrial Biotechnology Council. From 2001 to 2002, Mr. Huttner served as co-chairman of the Biomass Research and Development Technical Advisory Committee, formed by Congress to oversee the federal government’s $300 million

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bioenergy research and development budget. He continued on the Advisory Committee until his second term expired in 2007. Mr. Huttner is also on the board and executive committee of the Advanced Biofuels Association (ABFA), and he has worked extensively with the Organization for Economic Cooperation and Development (OECD), non-government organizations, farm interests and other parties to develop common positions in support of industrial sustainability and the biobased economy. Mr. Huttner holds a B.A. in philosophy from the University of Buffalo (SUNY).

Brett Lund has served as Executive Vice President, General Counsel and Secretary of the company since 2007. Before joining the company, from 2004 to 2007 he served as Chairman of the legal, intellectual property and licensing group and biotechnology licensing manager for Syngenta Biotechnology, Inc.’s biofuels business. At Syngenta, Mr. Lund led the management of intellectual property, in-licensing, out-licensing, research collaborations and strategic alliances. Prior to Syngenta, he served as Associate General Counsel for Ford Motor Company, Inc.’s Wingcast subsidiary. Mr. Lund was previously a corporate attorney at the law firm of Cooley Godward Kronish LLP, where he represented numerous companies regarding intellectual property licensing, initial public offerings, venture capital financing, mergers and acquisitions, securities, strategic alliances and related transactions. Mr. Lund holds a J.D. and an M.B.A. from Duke University, and a B.A. in political science from the University of California, San Diego. He is a Certified Licensing Professional by the Licensing Executives Society and admitted to practice law in California and North Carolina.

Shai Weiss has served as a director of the company since 2007 and was appointed chairman of the board of directors in September 2010. Mr. Weiss led the formation of Virgin Green Fund I, L.P., where he has been a partner since 2007. Prior to forming Virgin Green Fund, he held several management positions at ntl:Telewest (now Virgin Media, Inc.), including Managing Director of Consumer Products from 2004 to 2006, Integration Director for the merger between ntl, Inc. and Telewest Global, Inc. from 2005 to 2006, Director of Operations for the ntl Group from 2003 to 2004 and Director of Financial Planning for the Consumer division from 2002 to 2003. In his work as Managing Director of Consumer Products, Mr. Weiss was responsible for the development of internet, telephone and television for the consumer division and the Virgin.net broadband internet service provider. As director of operations for the ntl Group, he was responsible for major operational and business development projects, joint ventures and development of relationships with strategic partners. Prior to joining ntl:Telewest, Mr. Weiss organized the European office of the early-stage technology venture fund Jerusalem Venture Partners, L.P. in 2000, and was an associate with Morgan Stanley’s hi-tech mergers and acquisitions and corporate finance teams from 1997 to 2000. Mr. Weiss holds an M.B.A. from Columbia University, and a B.B.A. from City University of New York, Baruch College in business and finance. We believe Mr. Weiss’s qualifications to sit on our board include his extensive experience as a business leader and venture capitalist and his experience in advising growth-focused companies with respect to strategic direction and business transactions.

Ganesh M. Kishore, Ph.D. has served as a director of the company since 2008. Between 2002 and 2007, Dr. Kishore served as a director of Embrex, Inc., serving as a member of the Compensation Committee and Nominations Committee during that time. Since January 2009, he has served as Chief Executive Officer of Malaysian Life Sciences Capital Fund, where he oversees fund management, investment portfolio management and governance of companies in which Malaysian Life Sciences Capital Fund has made investments. Since January 2009, he has also served as President and Chief Executive Officer of K Life Sciences, LLC where he provided advisory services to life science businesses. Between April 2008 and December 2008, Dr. Kishore served as a Managing Director of Burrill & Company, where his responsibilities included fund management, fund raising and governance of companies in which Burrill & Company invested. Prior to joining Burrill & Company, Dr. Kishore served as Chief Biotechnology Officer at E. I. du Pont de Nemours and Company from 2005 to 2007, where he was responsible for overall biotechnology leadership for DuPont’s life science businesses. Previously, he was Vice President,

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Technology, for DuPont’s Agriculture and Nutrition Division from 2002 to 2005. In his time at DuPont, Dr. Kishore focused on research and development related to biotechnology. Before joining DuPont, Dr. Kishore held several positions between 1980 and 2000 at Monsanto Company, including Co-President, Nutrition and Consumer Sector, and Assistant Chief Scientist/Chief Biotechnologist. His contributions include the discovery, development and commercialization of agricultural biotechnology, the development of a manufacturing process for Nutrasweet® and aiding in transforming Monsanto into a leading food and nutrition company. Dr. Kishore founded the plant biotechnology and informatics company Metahelix Life Sciences Pvt Ltd. He serves on the boards of numerous nonprofit institutions, including the School of Nutrition and Policy at Tufts University, the St. Louis RCGA and the National Research Advisory Board of Washington University at St. Louis. He is a member of the American Association for the Advancement of Science, the American Society of Biochemistry and Molecular Biology, the American Society of Plant Physiologists and the Institute of Food Technology. Dr. Kishore holds a Ph.D. in biochemistry from the Indian Institute of Science, an M.S. in biochemistry from the University of Mysore and a B.S. in physics and chemistry from the University of Mysore. We believe Dr. Kishore’s qualifications to sit on our board include his years of experience as an executive in the field of agricultural biotechnology and his experience in advising and managing startup companies.

Véronique Hervouet has served as a director of the company since 2009. She is also Senior Vice President, Investments, of TOTAL S.A., where she manages TOTAL S.A.’s corporate venture activity. Previously, from January through August 2008 Ms. Hervouet was Senior Bioenergy Advisor at TOTAL S.A., where she provided strategy guidance on bioenergy and shaped the proposal which led to the formation of Total’s corporate venturing arm. From 2005 through 2007, she was leading strategic analysis and research activities on advanced bioenergy and synthetic fuels for Total Refining and Marketing. From 2002 through 2005, as Research and Development Coordinator at Total Refining and Marketing, she coordinated a portfolio of research and development projects on biofuels and advanced refining technologies. From 1998 to 2001, Ms. Hervouet managed the aromatics businesses of Elf Atochem, then Atofina (after the merger of Elf, Total and Petrofina), covering spot trading, long-term contracts and logistics operation. Ms. Hervouet currently serves as Chair of the Steering Committee of the European Biofuels Technology Platform and as a member of the Steering Committee of the Bioenergy Program of the French National Research Agency; she served as Vice Chair of the Evaluation Committee of this program in 2008 and 2009. Ms. Hervouet holds an M.S. in materials science and engineering from Cornell University, and a Diplome d’Ingénieur ECL in Engineering from Ecole Centrale de Lyon. We believe Ms. Hervouet’s qualifications to sit on our board include her significant experience in the petroleum and chemicals markets, as well as her years of corporate leadership experience in multinational firms.

Stacy J. Smith has served as a director of the company since June 2010. He is also Senior Vice President, Finance, at Intel Corp., a position he has held since 2010, as well as Chief Financial Officer, a position he has held since 2007. Previously, he was Intel’s Assistant Chief Financial Officer from 2006 to 2007, and Vice President, Finance and Enterprise Services and Chief Information Officer from 2004 to 2006, where he was responsible for Intel’s Information Technology Group. From 2002 to 2004, Mr. Smith was Intel’s Vice President, Sales and Marketing Group, and General Manager of Intel Europe, Middle East and Africa, where he was responsible for product sales and marketing across that region. Before then, he served in various finance positions at Intel, where he has been employed since 1988, working in the US, Asia, Europe and Latin America. Mr. Smith holds an M.B.A. in finance from the University of Texas and a B.A. in finance from the University of Texas. Mr. Smith brings global business leadership experience to the board from his current position as Senior Vice President, Finance, and Chief Financial Officer of Intel Corporation. This experience, coupled with Mr. Smith’s experience serving for over 19 years in various finance and senior management positions for Intel, supports the board’s efforts in overseeing and advising on strategy and financial matters, including financial reporting.

Management

Ron Commander, Ph.D. has served as a director of the company since May 2010. He is employed by Lanxess Butyl Pte. Ltd. as the head of the LANXESS Group’s Butyl Rubber Business, a position he has held since June 2004, where he had responsibility for the general management of the LANXESS Group’s butyl rubber operations. From 1990 to 2004, he worked for Bayer AG, where he had responsibilities involving research and development, production and technical services for Bayer’s Rubber Business Group, as well as in business development at Bayer Polymers Shanghai. Dr. Commander holds a Ph.D. in chemical engineering from Heriot-Watt University and a B.Sc. in chemical engineering from Heriot-Watt University. We believe Dr. Commander’s qualifications to sit on our board include his significant background in the butyl rubber industry and his years of chemical engineering and international business experience.

Bruce A. Smith has served as a director of the company since June 2010. Mr. Smith served as Chairman of Tesoro Corp. from 1996 until June 2010, and from 1995 until May 2010 he served as Tesoro’s President and Chief Executive Officer. Between 1992 and 1995, Mr. Smith held positions as Tesoro’s Chief Operating Officer, Executive Vice President, Exploration and Production, and Chief Financial Officer. Under Mr. Smith’s leadership, Tesoro went from a small integrated oil company to a Fortune 100 refining and marketing company with a global supply chain and 650,000 barrels per day of production in the western US. From March 2002 to February 2008, Mr. Smith also served as a director of Noble Energy Corp., a publicly traded oil exploration and production company, where he served on the Audit, Compensation and Corporate Governance and Nominating Committees, including service as chair of the Audit Committee in 2005 and 2006 and chair of the Compensation Committee in 2003 and 2004. Mr. Smith holds an M.B.A. in finance from the University of Kansas and a B.A. in biology from Westminster College. We believe Mr. Smith’s qualifications to sit on our board include his extensive senior leadership experience in the refining and marketing industry, his substantial management background and his previous experience serving as a director and chairman of the audit and compensation committees of a publicly traded company.

Carlos A. Cabrera has served as a director of the company since June 2010. Since May 2010, he has served as a director of Ivanhoe Energy, a publicly traded international heavy-oil development and production company. Since December 2009, he has served as President and Chief Executive Officer of the National Institute of Low Carbon and Clean Energy, or NICE, a wholly owned subsidiary of the Shenhua Group, a major Chinese coal company. At NICE, Mr. Cabrera leads efforts to invent, acquire and develop technologies to reduce the environmental and climate impact of producing energy from coal. From January 2009 to July 2009, he served as Chairman of UOP, LLC, a subsidiary of Honeywell International, Inc. From November 2005 to January 2009, Mr. Cabrera served as UOP’s President and Chief Executive Officer, where he oversaw all of UOP’s operations and helped grow the company’s revenue from $850 million when he assumed the role of CEO to $2 billion in 2008. From January to October 2005, Mr. Cabrera served as UOP’s Senior Vice President, Process Technology and Equipment, where he led UOP’s development in the refining and petrochemicals sectors. Mr. Cabrera’s previous roles at UOP include Senior Vice President, Process Technology and Equipment, Senior Vice President, Refining and Petrochemicals, Vice President, Corporate Business Development and Ventures, and Vice President and General Manager, Refining. Mr. Cabrera holds an M.B.A. in business from the University of Chicago and a B.S. in chemical engineering from the University of Kentucky. We believe Mr. Cabrera’s qualifications to sit on our board include his broad technical and management experience in the refining, chemicals and fuels industries and his experience structuring joint ventures and leading acquisition activities in these fields.

Management

BOARD COMPOSITION

Our board of directors may establish the authorized number of directors from time to time by resolution. Eight directors are authorized under the terms of our amended and restated certificate of incorporation and we currently have eight directors, of which five are designated by the current holders of our preferred stock, one is designated by the current holders of our common stock, one is designated by the current holders of our common stock and preferred stock and one also serves as our Chief Executive Officer. Mr. Shai Weiss is the chairman of our board of directors.

Under the terms of our amended and restated certificate of incorporation and the voting agreement among us, the holders of our preferred stock and certain other of our stockholders, members of our board of directors are to be designated as follows: each of Khosla and Virgin, has the right to designate one member; Total Energy Ventures International has the right to designate one member; provided, that in the event that Total Energy Ventures International and its affiliates no longer hold at least 250,000 shares of Series D preferred stock (as adjusted for stock splits, stock dividends, reclassifications and the like), such member shall be designated by holders of a majority of the outstanding Series D preferred stock; LANXESS has the right to designate one member; provided, that in the event that LANXESS and its affiliates no longer hold at least 250,000 shares of Series D-1 preferred stock (as adjusted for stock splits, stock dividends, reclassifications and the like), such member shall be designated by holders of a majority of the outstanding Series D-1 preferred stock; one member shall be designated with the consent of the parties holding a majority of the outstanding Series C preferred stock; one member shall be designated with the consent of the parties holding a majority of the outstanding common stock; one member shall be our Chief Executive Officer; and one member shall be designated by a majority of the other board designees. Upon the consummation of this offering, all of these provisions will terminate and there will be no further contractual obligations regarding the election of our directors.

In accordance with our amended and restated certificate of incorporation to take effect following the completion of this offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. After the completion of this offering, our directors will be divided among the three classes as follows:

➢	the Class I directors will be , and , and their terms will expire at the annual meeting of stockholders to be held in 2011;

➢	the Class II directors will be , and , and their terms will expire at the annual meeting of stockholders to be held in 2012; and

➢	the Class III directors will be and , and their terms will expire at the annual meeting of stockholders to be held in 2013.

Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change of control at our company.

Our amended and restated certificate of incorporation will provide that the authorized number of directors may be changed only by resolution of the board of directors. In addition, our amended and restated certificate of incorporation and amended and restated bylaws will provide that our directors may be removed only for cause by the affirmative vote of the holders of at least a majority of the votes that all our stockholders would be entitled to cast in an annual election of directors. Any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office.

Management

DIRECTOR INDEPENDENCE

Under Rule 5605 and Rule 5615(b) of The Nasdaq Stock Market, independent directors must comprise a majority of a listed company’s board of directors within one year of listing. In addition, The Nasdaq Stock Market rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and governance committees be independent. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under Rule 5605(a)(2) of The Nasdaq Stock Market, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. To be considered to be independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: (i) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (ii) be an affiliated person of the listed company or any of its subsidiaries.

Our board of directors undertook a review of its composition, the composition of its committees and the independence of each director. Based upon information requested from and provided by each director concerning his background, employment and affiliations, including family relationships, our board of directors has determined that, with the exception of Dr. Patrick Gruber, our Chief Executive Officer, none of our directors has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under 5605(a)(2) of The Nasdaq Stock Market. Our board of directors also determined that Messrs. Bruce Smith, Stacy Smith and Carlos Cabrera, who comprise our audit committee, Mr. Shai Weiss and Drs. Ganesh Kishore and Ron Commander, who comprise our compensation committee, and Messrs. Bruce Smith, Carlos Cabrera and Shai Weiss, who comprise our nominating and governance committee, satisfy the independence standards for those committees established by applicable SEC and The Nasdaq Stock Market rules. In making this determination, our board of directors considered the relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director.

BOARD COMMITTEES

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee, each of which will have the composition and responsibilities described below upon the closing of this offering.

Audit committee

Our audit committee oversees our corporate accounting and financial reporting process. Among other matters, the audit committee appoints the independent registered public accounting firm; evaluates the independent registered public accounting firm’s qualifications, independence and performance; determines the engagement of the independent registered public accounting firm; reviews and approves the scope of the annual audit and the audit fee; discusses with management and the independent registered public accounting firm the results of the annual audit and the review of our quarterly consolidated financial statements; approves the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services; monitors the rotation of partners of the independent registered public accounting firm on our engagement team as required by law; reviews our consolidated financial statements and our management’s discussion and analysis of financial condition

Management

and results of operations to be included in our annual and quarterly reports to be filed with the SEC; reviews our critical accounting policies and estimates; and annually reviews the audit committee charter and the committee’s performance. The current members of our audit committee are Messrs. Bruce Smith, Stacy Smith and Carlos Cabrera, each of whom is a non-employee member of our board of directors. Mr. Bruce Smith serves as the chairman of the committee. Our board of directors has determined that all members of our audit committee meet the requirements for independence and financial literacy under the applicable rules and regulations of the SEC and The Nasdaq Stock Market. Our board of directors has determined that Mr. Bruce Smith is our audit committee financial expert, as that term is defined under the applicable rules of the SEC, and has the requisite financial sophistication as defined under the applicable rules and regulations of The Nasdaq Stock Market. Upon the closing of this offering, the audit committee will operate under a written charter that satisfies the applicable standards of the SEC and The Nasdaq Stock Market.

Compensation committee

Our compensation committee reviews and recommends policies relating to compensation and benefits of our officers and employees. The compensation committee reviews and approves corporate goals and objectives relevant to compensation of our Chief Executive Officer and other executive officers, evaluates the performance of these officers in light of those goals and objectives, and sets the compensation of these officers based on such evaluations. The compensation committee also recommends to our board of directors the issuance of stock options and other awards under our stock plans. The compensation committee will review and evaluate, at least annually, the performance of the compensation committee and its members, including compliance of the compensation committee with its charter. The current members of our compensation committee are Mr. Shai Weiss and Drs. Ganesh Kishore and Ron Commander, each of whom is a non-employee member of our board of directors. Mr. Weiss serves as the chairman of the committee. Our board of directors has determined that each of the members of our compensation committee is an independent or outside director under the applicable rules and regulations of the SEC, The Nasdaq Stock Market and the Internal Revenue Code of 1986, as amended, relating to compensation committee independence. Upon the closing of this offering, the compensation committee will operate under a written charter.

Nominating and corporate governance committee

The nominating and corporate governance committee is responsible for making recommendations to our board of directors regarding candidates for directorships and the size and composition of our board of directors. In addition, the nominating and corporate governance committee is responsible for overseeing our corporate governance policies and reporting and making recommendations to our board of directors concerning governance matters. The current members of our nominating and corporate governance committee are Messrs. Bruce Smith, Carlos Cabrera and Shai Weiss, each of whom is a non-employee member of our board of directors. Mr. Weiss serves as the chairman of the committee. Our board of directors has determined that each of the members of our nominating and corporate governance committee is an independent director under the applicable rules and regulations of the SEC and The Nasdaq Stock Market relating to nominating and corporate governance committee independence. Upon the closing of this offering, the nominating and corporate governance committee will operate under a written charter.

Code of business conduct and ethics

Our board of directors will adopt a code of business conduct and ethics in connection with this offering. The code will apply to all of our employees, officers (including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions), including directors and consultants. Upon the effectiveness of the registration statement of which this

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prospectus forms a part, the full text of our code of business conduct and ethics will be posted on our website at www.gevo.com. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website. The inclusion of our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus.

Corporate governance guidelines

Our board of directors has adopted corporate governance guidelines to be effective upon the closing of this offering to assist the board in the exercise of its duties and responsibilities and to serve the best interests of our company and our stockholders. Upon the closing of this offering, these guidelines, which provide a framework for the conduct of our board’s business, will provide:

➢	that the board of directors’ principal responsibility is to oversee the management of the company;

➢	criteria for board membership;

➢	that a majority of the members of the board shall be independent directors;

➢	limits on a board member’s service on boards of directors of other public companies;

➢	for the appointment of a lead independent director;

➢	that the independent directors meet regularly in executive session;

➢	that at least annually, the board and its committees will conduct a self-evaluation; and

➢	that directors have complete access to all officers and employees.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The members of our compensation committee are Mr. Shai Weiss and Drs. Ganesh Kishore and Ron Commander. None of the members of our compensation committee is or has been an officer or employee of our company or had any related person transactions involving us. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee (or other committee serving an equivalent function) of any entity that has one or more executive officers serving on our board of directors or compensation committee.

DIRECTOR COMPENSATION

In May 2010, our board of directors adopted standard director compensation policies. Under these policies, each of our non-employee directors who are not representatives of holders of our preferred stock are entitled to an annual cash retainer of $50,000, with an additional annual cash retainer of $10,000 for service as chair of our audit committee. In addition, we reimburse all of our directors for the reasonable expenses incurred in connection with their attendance at board or committee meetings. Each non-employee director who is not a representative of holders of our preferred stock is granted an initial option to purchase shares of our common stock valued at $125,000 and subsequent annual equity grants valued at $125,000, half of which will be paid in shares of restricted stock and half of which will be paid by the issuance of an option to purchase shares of our common stock. Prior to the adoption of this policy, none of our directors received cash compensation or option grants for their service on our board of directors, with the exception of payments made to former director Dr. Frances Arnold pursuant to a consulting agreement.

Management

DIRECTOR COMPENSATION TABLE

The following table sets forth information regarding compensation earned by our non-employee directors during the fiscal year ended December 31, 2009.

Name	All Other Compensation ($)	Total ($)
Frances Arnold, Ph.D.(1)	33,375	33,375
Shai Weiss	—	—
Ganesh M. Kishore, Ph.D.	—	—
Véronique Hervouet	—	—
Stacy J. Smith(2)	—	—
Ron Commander, Ph.D.(3)	—	—
Bruce A. Smith(4)	—	—
Carlos A. Cabrera(5)	—	—

(1)	Represents the aggregate amount paid to Dr. Arnold during fiscal year 2009 related to services provided under her consulting agreement. Dr. Arnold resigned as a director effective June 24, 2010.
(2)	Mr. Stacy Smith was appointed to our board of directors in June 2010.
(3)	Dr. Commander was appointed to our board of directors in May 2010.
(4)	Mr. Bruce Smith was appointed to our board of directors in June 2010.
(5)	Mr. Cabrera was appointed to our board of directors in June 2010.

EXECUTIVE COMPENSATION

Compensation discussion and analysis

The following discussion and analysis of compensation arrangements of our named executive officers for the fiscal year ended December 31, 2009 should be read together with the compensation tables and related disclosures set forth below. This discussion contains forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt may differ materially from currently planned programs as summarized in this discussion.

Named executive officers

In this Compensation Discussion and Analysis, the individuals in the Summary Compensation Table set forth after this Compensation Discussion and Analysis are referred to as the “named executive officers.” Our named executive officers for the fiscal year ended December 31, 2009 are:

➢	Dr. Patrick R. Gruber, Chief Executive Officer

➢	Mark Smith, Chief Financial Officer

➢	Dr. Christopher Ryan, Executive Vice President, Business Development

➢	Dr. David Glassner, Executive Vice President, Technology

➢	Jack Huttner, Executive Vice President, Corporate Development and Public Affairs

Overview—compensation objectives

We have designed our compensation and benefits programs and philosophy to retain, attract and incentivize talented, qualified senior executives to effectively manage and promote the success of our company and to motivate them to pursue corporate objectives. Historically, as a private company, the mix of compensation elements was weighted towards equity elements due to cash capital constraints.

Management

However, going forward we have set our compensation programs within an appropriate competitive framework that includes a mix of short-term and long-term components, cash and equity elements and fixed and contingent payments in proportions that we believe will provide appropriate incentives to reward our senior executives and management team. Within this overall philosophy, our objectives are to:

➢

engage a third-party consulting firm during fiscal year 2011 to work with our compensation committee to establish an appropriate peer group of companies, including our competitors, that we intend to compete with for executive talent and to offer a total compensation program that is benchmarked to be at or above the 75th percentile of such peer group;

➢

continue to align the financial interests of our executive officers with those of our stockholders by providing significant equity-based awards such as options and restricted stock, while balancing the competing concerns of limiting stockholder dilution and financial accounting compensation expense; and

➢

continue to use our performance-based approach to managing pay levels to foster a goal-oriented, cooperative and highly motivated management team whose members have a clear understanding of business objectives and shared corporate values.

Compensation for each named executive officer is comprised of a cash-based short-term salary component, reviewed periodically and based on the individual performance of the executive, cash incentive payments based upon the achievement of corporate objectives established by our board of directors on an annual basis, and a long-term equity component providing long-term compensation based on company performance, as reflected in an increase or decrease in the value of the shares underlying such equity awards. We use the above objectives as a guide in establishing the compensation programs, practices and packages offered to our executive officers and in assessing the proper allocation between long- and short-term incentive compensation and cash and non-cash compensation. However, there is no pre-established policy or target for the allocation between long- and short-term incentive compensation and cash and non-cash compensation.

Historical role of our board of directors

From our formation until the appointment of directors to the compensation committee in September 2007, non-employee members of our board of directors reviewed and approved executive compensation and benefits policies, including the 2006 omnibus securities and incentive plan, or 2006 Plan. Our non-employee directors relied upon their own experiences as directors and officers at other technology companies and public companies that we expected to compete with as well as other subjective information collected from private, venture capital-backed companies in establishing appropriate levels of compensation for our executive officers.

Establishment of, and ongoing review by, our compensation committee

In September 2007, our board of directors established a compensation committee. The current members of our compensation committee are Mr. Shai Weiss and Drs. Ganesh Kishore and Ron Commander. Each of these individuals qualifies as (i) an “independent director” under the requirements of The Nasdaq Stock Market, (ii) a “non-employee director” under Rule 16b-3 of the Exchange Act, and (iii) an “outside director” under Section 162(m) of the Code. The compensation committee evaluates, approves, administers and interprets our executives’ compensation and benefit policies, including our annual executive incentive plan, 2006 Plan and 2010 stock incentive plan, which will become effective upon the closing of this offering, consistent with our compensation program and philosophy.

Management

As a private company, our compensation committee has historically considered compensation data informally collected by the compensation committee members from various other private, venture capital-backed, development-stage companies, and from research of pay practices at similar companies. The committee has also relied on its members’ business judgment and collective experience with respect to compensation practices at other companies in the technology industry. Our compensation committee determines subjectively what it believes to be the appropriate level and mix of the various compensation components.

Role of executive officers in compensation decisions

For executive officers other than our Chief Executive Officer, the compensation committee has historically sought and considered input from our Chief Executive Officer regarding such executive officers’ responsibilities, performance and compensation. Specifically, our Chief Executive Officer recommends base salary increases, equity award levels and the performance goals that are used throughout our compensation plans, and advises the committee regarding the compensation program’s ability to attract, retain and motivate executive talent. Our compensation committee has and exercises the ability to materially increase or decrease the compensation amounts recommended by our Chief Executive Officer. Our Chief Executive Officer is also involved in our executive compensation process by providing input on the performance targets for our compensation plan, including the relative weight to be assigned to each performance target, and presenting data regarding the impact of the executive compensation programs on our financial performance and statements. Our compensation committee routinely meets in executive session, and our Chief Executive Officer is not permitted to attend during sessions of the compensation committee and sessions of the board of directors where decisions are made regarding his compensation. Once our compensation committee has established our peer group, it is our intention to rely on market parameters for the initial determination of various elements of our executives’ compensation and to set such initial compensation so that it is at or above the 75th percentile of such peer group, with the compensation committee making adjustments down or up from such market-based determination based, in part, on input from our Chief Executive Officer.

Executive compensation program

Components of our compensation program

Our executive compensation program consists of five components: base salary; annual incentive bonuses; equity-based incentives; benefits; and severance/change of control protection. These components allow us to reward performance throughout the fiscal year and to provide an incentive for executives to appropriately balance their focus on short-term and long-term strategic goals. The compensation committee believes that this set of components is effective and will continue to be effective in achieving the objectives of our compensation program and philosophy. We use short-term compensation, including base salary and annual incentive bonuses, to motivate and reward our key executives on a day-to-day basis in accordance with our general compensation philosophy, which focuses on rewarding performance. Our compensation committee has established a program to set and refine strategic objectives, and to measure performance against those objectives. The compensation committee meets at least annually to evaluate and refine this program. We are in the process of implementing an annual review process to measure and provide feedback on individual performance as it relates to the goals we wish to achieve for the company as a whole and each employee individually. The review will assess various combinations of the following factors:

➢	overall financial performance;

➢	overall and functional unit expense controls;

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➢	achievement of objectives established during the prior review, including specified cost metrics;

➢	assessment of professional effectiveness, consisting of a portfolio of competencies that include leadership, commitment, creativity and team accomplishment; and

➢	experience, knowledge, skills and attitude, focusing on capabilities, capacity and willingness to learn.

Our compensation program seeks to balance each named executive officer’s focus between company goals and individual performance. Since the creation of the compensation committee, base salaries, incentive bonuses and equity awards are set based on a combination of corporate objectives and individual performance determined on a subjective, case-by-case basis, and generally have been based on a subjective evaluation by the compensation committee and the Chief Executive Officer, when appropriate, of each individual’s contributions. Historically, bonus achievements and certain equity grants were awarded based on a combination of corporate objectives and individual performance. We expect to continue this practice with respect to our executives’ bonus opportunities so that we can foster a culture of individual high performance with a focus on, and awareness of, the impact on overall company success. The compensation committee applies the same compensation philosophy and standards for each named executive officer, including our Chief Executive Officer. However, compensation levels inevitably vary among the named executive officers because the compensation committee considers individual and corporate factors, as well as the personal knowledge of our compensation committee members with respect to the compensation of similarly situated individuals at companies with which we compete for talent and at companies in the technology industry for whom our committee members also serve on the compensation committee, in order to determine the appropriate level of compensation for each named executive officer. Consequently, if there are differences in the amount or type of compensation paid among the named executive officers, including the Chief Executive Officer, such differences are due primarily to a similar disparity among positions within other companies generally known to our compensation committee members, as well as other factors such as a named executive officer’s tenure and individual performance.

We use equity-based incentives to align the interests of our senior executives with those of our stockholders and to promote a longer term performance perspective and positive progress toward achieving our long-term strategy. Total equity ownership for our named executive officers is reviewed at least annually and the data from this review is used as part of the evaluation in determining the appropriate amount of additional grants of equity-based awards.

Finally, we use benefits and change of control and severance arrangements as a means of retaining our employees and reducing the degree to which the possible loss of employment might affect our executive’s willingness to take risk and/or pursue strategic relationships and transactions that, while potentially beneficial to our stockholders, might result in the termination of the executive’s employment.

Our executives’ total compensation may vary significantly year to year based on company, functional area and individual performance. Further, the value of equity awards made to our senior executives will vary in value based on our stock price performance.

Weighting of elements in our compensation program

The allocation among each compensation element is based on a subjective determination by the compensation committee of the importance of each element in meeting our overall objectives. In general, we seek to put a significant amount of each executive’s total potential compensation “at risk” based on corporate and individual performance. We believe that, as is common in the technology sector, stock option and other equity-based awards are a significant compensation-related motivator in attracting and retaining employees and that salary and bonus levels are, in many instances, secondary considerations to many employees, particularly at the executive and managerial levels.

Management

Base salary

We provide a base salary to our named executive officers and other employees to compensate them for services rendered on a day-to-day basis during the fiscal year. Base salary will typically be used to recognize the experience, skills, knowledge and responsibilities required of each named executive officer, and should reflect the overall sustained performance and contributions to us over time. For newly hired executive officers, the compensation committee considers the base salary of the individual at his or her prior employment and any unique personal circumstances that motivated the executive to leave that prior position and join us. Once base pay levels are initially determined, increases in base pay are generally made as appropriate to recognize specific performance achievements.

In 2010, in consideration of the achievements of the company in securing additional private equity financing and the company’s planned initial public offering, the compensation committee approved executive base salary increases which were deemed to be competitive and consistent with the performance of the executive team and the growth of our company. These salary increases are reflected in the employment agreements that we entered into with each of Drs. Gruber, Ryan and Glassner and Mr. Smith in June 2010, and Mr. Huttner in August 2010, which will become effective upon the closing of this offering. None of our executives is currently party to an employment agreement that provides for automatic or scheduled increases in base salary. However, on a periodic basis, base salaries for our executives, together with other components of compensation, are evaluated.

The following table sets forth information regarding base salaries for fiscal year 2009 and the new base salaries that will become effective upon the consummation of this offering for our named executive officers:

Name of executive officer	2009 base salary rate	New base salary rate (effective upon the closing of this offering)
Patrick R. Gruber, Ph.D.	$350,000	$500,000
Mark Smith	275,000	325,000
Christopher Ryan, Ph.D.	285,000	325,000
David Glassner, Ph.D.	230,000	300,000
Jack Huttner	235,000	300,000

Annual incentive bonuses

Our compensation philosophy with respect to annual incentive bonuses is consistent with our overall compensation program philosophy. The annual incentive bonus is directed at tying individual compensation to both corporate and individual performance while maintaining market-competitive compensation. Performance, as measured against individual and corporate goals, directly affects the level of bonus payment.

In June 2009, our compensation committee adopted the 2009 incentive bonus plan, under which the annual incentive bonus targets set forth below were used along with corporate and individual performance targets set by our compensation committee and our Chief Executive Officer (except that individual performance targets for our Chief Executive Officer are set exclusively by members of our compensation committee).

Management

For 2009, our compensation committee retained the same target bonus percentages as in 2008 for Dr. Gruber, Dr. Glassner, and Mr. Smith. Each of Dr. Ryan and Mr. Huttner joined our company during fiscal year 2009. In setting Dr. Ryan’s and Mr. Huttner’s target bonus percentages, our compensation committee considered the target bonus percentages of executives having a similar level of responsibility within our company. The table below sets forth the annual incentive bonus target for each of our named executive officers who were eligible to receive a bonus in 2009:

Name of executive officer	2009 bonus target (as % of 2009 base salary)
Patrick R. Gruber, Ph.D.	21.4%
Mark Smith	30.0
Christopher Ryan, Ph.D.(1)	30.0
David Glassner, Ph.D.	30.0
Jack Huttner(2)	30.0

(1)	Since Dr. Ryan joined us in June 2009, his actual annual incentive bonus for 2009 was prorated based on the number of days he worked for us during the year.
(2)	Since Mr. Huttner joined us in August 2009, his actual annual incentive bonus for 2009 was prorated based on the number of days he worked for us during the year.

For 2009, our compensation committee, with input from our Chief Executive Officer, established five categories of corporate performance targets: (i) targets related to the company’s biocatalyst development, including targets related to isobutanol concentration and isobutanol yield, represented 30% of the total company performance factor, (ii) targets related to the company’s production capabilities, including use of the company’s second-generation biocatalyst in production at the company’s demo plant and advancements in the production of renewable hydrocarbon products, represented 30% of the total company performance factor, (iii) commercialization targets related to the company’s efforts to acquire access to existing ethanol plants for retrofit and negotiation of future supply agreements represented 25% of the total company performance factor, (iv) targets related to maintenance of the company’s intellectual property represented 5% of the total company performance factor, and (v) targets based on the company’s financial performance represented 10% of the total company performance factor.

Under the 2009 incentive bonus plan, no bonus is payable if the company fails to achieve at least 25% of one of the corporate performance targets. The maximum company performance factor achievement level is 100%, which would mean that the company achieved at least 100% of each of its corporate performance targets. If the company were to achieve at least 100% of each of its corporate performance targets, each named executive officer would be entitled to receive his full target bonus percentage.

Our compensation committee retains discretion to approve payments in excess of the target amounts to named executive officers, as appropriate, based on their achievement of individual goals established for each executive by the Chief Executive Officer (or, in the case of individual goals for the Chief Executive Officer, the compensation committee). These individual goals are established based on the Chief Executive Officer’s (or in the case of individual goals for the Chief Executive Officer, the compensation committee’s) evaluation of each executive’s position within the company, the corporate targets over which that executive has control or influence and the market practices of other technology companies. Examples of individual goals include achieving departmental budgets, meeting testing objectives, achieving technical milestones, meeting business development goals and achieving or maintaining a professional standard. The determination of whether and to what extent a specific executive officer has achieved his individual goals and the amount of additional bonus, if any, to be paid is made by the Chief

Management

Executive Officer (or the compensation committee in the case of the Chief Executive Officer). Any such determinations made by the Chief Executive Officer are subject to review and approval by the compensation committee.

The following formula can be used to calculate the incentive bonus payment to be made to a named executive officer:

Bonus Amount =	(Base Salary) x (Target Percentage) x (Company Performance Factor) + (Discretionary Individual Performance Bonus, if any)

In January 2010, our compensation committee determined that the company’s second-generation biocatalyst had achieved 100% of its bonus target for isobutanol concentration and an incremental 57% of its bonus target for isobutanol yield. These combined achievement levels yielded a performance factor related to biocatalyst development of 25.7%, out of a possible 30%. Due to the company’s success in demonstrating the production of isobutanol at the demonstration facility in St. Joseph, Missouri using its first-generation biocatalyst, the compensation committee determined that the company’s bonus targets related to production capability had been achieved at levels yielding a performance factor of 17.5%, out of a possible 30%. Based on the company’s progress in negotiating future supply agreements with potential commercialization partners and securing access to existing ethanol facilities for retrofit, the compensation committee determined that the company’s bonus targets related to commercialization had been achieved at levels yielding a performance factor of 5%, out of a possible 25%. Additionally, the compensation committee determined that the company successfully achieved its bonus targets related to maintenance of the company’s intellectual property, yielding a performance factor of 5%, out of a possible 5%, and all of its bonus targets related to financial performance, yielding a performance factor of 10%, out of a possible 10%. When combined, the company performance factor was 63.2%, out of a possible 100%. Our compensation committee further determined that only our Chief Executive Officer, Dr. Gruber, was entitled to receive an individual performance bonus.

Name of executive officer	Bonus target (base salary x target %) ($)	2009 Individual performance factor (%)	Individual bonus ($)	Bonus payment ($)
Patrick R. Gruber, Ph.D.	75,000	63.2	27,600	75,000
Mark Smith	82,500	63.2	—	52,140
Christopher Ryan, Ph.D.(1)	85,500	63.2	—	29,461
David Glassner, Ph.D.	69,000	63.2	—	43,608
Jack Huttner(2)	70,500	63.2	—	14,893

(1)	Since Dr. Ryan joined us in June 2009, his actual annual incentive bonus for 2009 was prorated based on the number of days he worked for us during the year.
(2)	Since Mr. Huttner joined us in August 2009, his actual annual incentive bonus for 2009 was prorated based on the number of days he worked for us during the year.

Management

In June 2010, we entered into employment agreements with each of Drs. Gruber, Ryan and Glassner and Mr. Smith which will become effective upon the closing of this offering. In August 2010, we entered into an employment agreement with Mr. Huttner, which will become effective upon the closing of this offering. These agreements will supersede and terminate the employment and offer letter agreements that we had previously entered into with these named executive officers. Under the terms of the new employment agreements, each executive is entitled to receive an annual incentive bonus based on the achievement of certain business goals set by our board of directors on an annual basis. Under the terms of the new employment agreements, the annual incentive bonus targets for our named executive officers are as follows:

Name of executive officer	Incentive bonus target (as a % of base salary)
Patrick R. Gruber, Ph.D.	50.0%
Mark Smith	40.0
Christopher Ryan, Ph.D.	40.0
David Glassner, Ph.D.	30.0
Jack Huttner	30.0

In addition to the annual incentive bonus, the new employment agreements provide that additional bonus amounts may be paid, at the discretion of our board of directors, to reflect each executive’s contributions to the accomplishment of our long-range business goals, the success of the corporate strategies in which the executive participates and the unique services that the executive provides in connection with increasing stockholder value.

We believe that our annual incentive bonus plans help to attract and motivate our executives, and to align the compensation payable to our executives with our corporate objectives, thereby maximizing stockholder value. By evaluating our bonus program for executives each fiscal year, we believe we provide sufficient and attainable incentives for our executives that align with both our financial and nonfinancial goals.

Equity incentive compensation

We believe that our long-term performance is best facilitated through a culture of executive ownership that encourages long-term investment by our executive officers in our equity, thereby better aligning the executives’ interests with the interests of our stockholders. To encourage this ownership culture, we typically make an initial equity award of stock options to new employees and periodic grants at other times, as approved by our board of directors. As a private company, our compensation committee has historically recommended, and our board of directors has historically approved, all equity grants to our employees including our executive officers. These grants have an exercise price that is at least equal to the fair market value of our common stock on the date of grant, as determined by our board of directors. Grants of options in 2009 were typically subject to a four-year vesting schedule with 1/4th of the grant vesting upon the first anniversary of the vesting commencement date and the remainder of the shares vesting at a rate of 1/48th of the total shares subject to the option each month after the vesting commencement date, subject to the continued service of the executive officer. Vesting commencement dates generally correlate to the date of hire, date of promotion or date of grant. In keeping with our market-competitive philosophy, our compensation committee established the foregoing vesting schedules for 2009 because it determined such vesting represents market practice in our industry based on their experience.

The size of the initial stock option award is determined based on the executive’s position with us and takes into account the executive’s base salary and other compensation. The initial stock option awards are intended to provide the executive with an incentive to build value in the organization over an extended period of time while remaining consistent with our overall compensation philosophy.

Management

In connection with their commencement of employment with our company in 2009, each of Dr. Ryan and Mr. Huttner was granted an initial stock option to purchase 175,000 and 140,000 shares of our common stock, respectively, for an exercise price of $2.70, which our board of directors determined was the per share fair market value of our common stock as of the date of grant. The size of these initial grants was determined through arm’s length negotiations between us and each of Dr. Ryan and Mr. Huttner in connection with the commencement of their employment with us. The vesting commencement date associated with each of these awards correlates to their respective date of hire. Each of these awards vests and becomes exercisable according to the following schedule: 1/4 of the shares vest on the one-year anniversary of the vesting commencement date and the remainder of the shares vest at a rate of 1/48th of the total shares subject to the option each month thereafter, subject to their continued service.

Our compensation committee considers a number of factors in determining the amount of periodic equity incentive awards, if any, granted to our executives, including:

➢	internal equity among executives;

➢	the number of shares subject to outstanding options, both vested and unvested, held by our executives;

➢	the vesting schedule of the unvested stock options held by our executives;

➢	whether each executive’s equity holdings provide adequate incentive and retention value;

➢	individual performance;

➢	tenure with the company; and

➢	the nature of each executive’s role at our company.

In November 2009, our named executive officers received the following stock option grants, each with an exercise price of $2.70 per share: Dr. Gruber (242,790), Mr. Smith (15,000) and Dr. Glassner (67,000). In June 2010, our named executive officers received the following stock option grants, each with an exercise price of $10.07 per share: Dr. Gruber (105,000), Dr. Glassner (24,000), Dr. Ryan (44,000) and Mr. Smith (19,500). The size of each grant was based on the compensation committee’s consideration of the factors listed above, as well as compensation data informally collected by the compensation committee members from various other private, venture capital-backed, development-stage companies, and from research of pay practices at similar companies. Similar to our initial stock option grants, these grants are intended to continue to provide the executive with an incentive to build value in the organization over an extended period of time while remaining consistent with our overall compensation philosophy.

In June 2010, we entered into employment agreements with each of Drs. Gruber, Ryan and Glassner and Mr. Smith which will become effective upon the closing of this offering. In August 2010, we entered into an employment agreement with Mr. Huttner, which will become effective upon the closing of this offering. These agreements will supersede and terminate the employment and offer letter agreements that we had previously entered into with these named executive officers. Under the terms of the new employment agreements, each executive is entitled to receive an annual equity incentive award consisting of restricted stock and/or stock options. The new employment agreements with our named executive officers provide for annual equity incentive awards with the following fair market values on the date of grant:

Name of executive officer	Annual equity incentive award
Patrick R. Gruber, Ph.D.	$600,000
Mark Smith	200,000
Christopher Ryan, Ph.D.	200,000
David Glassner, Ph.D.	75,000
Jack Huttner.	65,000

Management

As a privately owned company, there has been no market for our common stock. Accordingly, in 2009 and 2010, we had no program, plan or practice pertaining to the timing of stock option grants to executive officers coinciding with the release of material nonpublic information. The compensation committee intends to adopt a formal policy regarding the timing of grants in connection with this offering.

Benefits

We provide the following benefits to our named executive officers on the same basis provided to all of our employees:

➢	health, dental and vision insurance;

➢	life insurance, short- and long-term disability, accidental death and dismemberment;

➢	a 401(k) plan; and

➢	a medical and dependent care flexible spending account.

We believe these benefits are consistent with companies with which we compete for employees.

Severance/termination-based compensation

Our compensation committee provides our executives with termination protection when it determines that such protection is necessary to attract or retain an executive. In June 2010, we entered into employment agreements with each of Drs. Gruber, Ryan and Glassner and Mr. Smith which will become effective upon the closing of this offering. In August 2010, we entered into an employment agreement with Mr. Huttner which will become effective upon the closing of this offering. These agreements will supersede and terminate the employment and offer letter agreements that we had previously entered into with these named executive officers. Under the terms of the new employment agreements, each executive officer will be entitled to receive severance payments and benefits in the event that he is terminated without cause or resigns for good reason. The new employment agreements also provide payments to these named executive officers in the event of a change of control and provide for certain benefits in the event that an executive is terminated upon or within 90 days following a change of control.

The severance payments and benefits that are payable under these agreements are further described below in the sections entitled “Employment Arrangements” and “Potential Payments upon Termination or Change of Control.”

Tax considerations

Section 162(m) of the Code, generally disallows a tax deduction for compensation in excess of $1.0 million paid to certain named executive officers. Qualifying performance-based compensation is not subject to the deduction limitation if specified requirements are met. We generally intend to structure the performance-based portion of our executive compensation, when feasible, to comply with exemptions in Section 162(m) so that the compensation remains tax deductible to us. However, our board of directors may, in its judgment, authorize compensation payments that do not comply with the exemptions in Section 162(m) when it believes that such payments are appropriate to attract and retain executive talent.

Management

2009 SUMMARY COMPENSATION TABLE

The following table summarizes the compensation earned by our Chief Executive Officer, Chief Financial Officer and each of our three other most highly compensated executive officers during the year ended December 31, 2009. We refer to these officers in this prospectus as our named executive officers.

Name and principal position	Year	Salary ($)(1)	Option awards ($)(2)	Non-equity incentive plan compensation ($)(3)	All other compensation ($)		Total ($)
Patrick R. Gruber, Ph.D. Chief Executive Officer, Director	2009	363,462	427,820	75,000	57,025	(6)	923,307

Mark L. Smith Chief Financial Officer	2009	285,577	26,904	52,140	10,577	(7)	375,198

Christopher Ryan, Ph.D.(4) Executive Vice President, Business Development	2009	153,462	318,028	29,461	286,210	(8)	787,161

David A. Glassner, Ph.D. Executive Vice President, Technology	2009	238,846	118,188	43,608	11,962	(9)	412,604

Jack Huttner(5) Executive Vice President, Corporate Development and Public Affairs	2009	76,827	255,486	14,893	—		347,206

(1)	For information regarding the annual salary rate of the named executive officers, see “Employment Arrangements” below. We pay salary to our employees on a bi-weekly basis and, in calendar year 2009, we made 27 such bi-weekly payments, so certain of the named executive officers received aggregate salary payments in calendar year 2009 that exceeded their annual salary rate.
(2)	The amounts in the “Option Awards” column reflect the aggregate grant date fair value of awards granted during each respective year for each named executive officer, in accordance with FASB ASC Topic 718, assuming no forfeitures. The assumptions, other than forfeitures, used by us with respect to the valuation of option awards are set forth in Note 1 to our financial statements included elsewhere in this prospectus.
(3)	The base bonuses earned on the basis of performance relative to target bonus metrics in calendar year 2009 have been reported in this column as non-equity incentive plan compensation. See “Executive Compensation—Compensation Discussion and Analysis” above for a discussion of how the bonus program worked in operation. See also “Grants of Plan-Based Awards in Fiscal Year 2009” under the column “Estimated Possible Payouts Under Non-Equity Incentive Plan Awards” for the amounts named executive officers were eligible to earn at target in fiscal 2009. Our board of directors retained discretion to approve payments in excess of the target amounts. The dollar amounts reported in this column were paid out as cash payments in January 2010.
(4)	Dr. Ryan joined us in June 2009. The salary reflected for Dr. Ryan represents actual salary earned from employment with us in 2009, which was based on an annual base salary of $285,000.
(5)	Mr. Huttner joined us in August 2009. The salary reflected for Mr. Huttner represents actual salary earned from employment with us in 2009, which was based on an annual base salary of $235,000.
(6)	Represents $12,250 for company match on 401(k) plan, $25,154 for payments to maintain a corporate apartment, $11,344 for gross-up tax assistance provided and $8,277 for other personal benefits.
(7)	Represents $10,577 for company match on 401(k) plan.

(footnotes continued on following page)

Management

(8)	Represents $3,837 for company match on 401(k) plan, $12,214 for gross-up tax assistance provided and $270,159 in relocation assistance. $52,954 of the relocation assistance represents costs paid for Dr. Ryan’s moving expenses and relocation costs. The remaining $217,205 of relocation assistance is for amounts paid to a relocation company in connection with the sale of Dr. Ryan’s house. The relocation company purchased Dr. Ryan’s house in 2009 and sold it in 2010. We initially paid the relocation company $312,498 as an estimate of the difference between the purchase price they paid and the sales price they would receive, plus sales, carrying and other costs for the house. When the relocation company sold the house in 2010, the actual difference between the purchase price and sales price, plus sales, carrying and other costs for the house was only $217,205, and the relocation company refunded our overpayment of $95,293.
(9)	Represents $11,962 for company match on 401(k) plan.

GRANTS OF PLAN-BASED AWARDS IN 2009 TABLE

All options granted to our named executive officers are non-statutory stock options. The exercise price per share of each option granted to our named executive officers was determined to be equal to at least the fair market value of our common stock by our board of directors on the date of the grant. All options were granted under our 2006 omnibus securities and incentive plan, as amended, as described below in the section entitled “Employee Benefit and Stock Plans—2006 omnibus securities and incentive plan, as amended.”

The following table shows information regarding grants of equity awards during the year ended December 31, 2009 to each of our named executive officers.

		Estimated possible payouts under non-equity incentive plan awards($)(1)			All other option awards; number of securities underlying options (#)	Exercise or base price of option awards ($/share)	Grant date fair value of option awards ($)(2)
Name	Grant date	Threshold	Target	Maximum
Patrick R. Gruber, Ph.D.	—	938	75,000	75,000
	11/16/2009				242,790	2.70	427,820
Mark Smith	—	1,031	82,500	82,500
	11/16/2009				15,000	2.70	26,904
Christopher Ryan, Ph.D.	—	534	46,615	46,615
	11/16/2009				175,000	2.70	318,028
David Glassner, Ph.D.	—	250	69,000	69,000
	11/16/2009				67,000	2.70	118,188
Jack Huttner	—	367	23,564	23,564
	11/16/2009				140,000	2.70	255,486

(1)	Represents awards granted under our 2009 cash incentive bonus program, which were based on achievement of certain milestones in fiscal year 2009. These columns show the awards that were possible at the threshold, target and maximum levels of performance, prorated for named executive officers that joined us during fiscal year 2009. The column titled “Non-Equity Incentive Plan Compensation” in the Summary Compensation Table shows the actual awards earned in fiscal year 2009 by our named executive officers under the 2009 cash incentive bonus program. These amounts were paid in January 2010.
(2)	The amounts set forth in the “Grant Date Fair Value of Option Awards” column reflect the aggregate grant date fair value of awards determined in accordance with FASB ASC Topic 718, assuming no forfeitures. The assumptions, other than forfeitures, used in determining such amounts are described in Note 1 to our consolidated financial statements included elsewhere in this prospectus.

Management

OUTSTANDING EQUITY AWARDS AT 2009 FISCAL YEAR-END

The following table shows grants of stock options outstanding on December 31, 2009, the last day of our fiscal year, to each of our named executive officers.

	Option awards
Name	Grant date	Vesting commencement date(1)		Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Option exercise price ($)	Option expiration date
Patrick R. Gruber, Ph.D.	5/2/2007	5/2/2007	(2)	182,478	170,705	0.46	5/2/2017
	7/1/2008	7/1/2008	(3)	114,735	209,224	1.16	7/1/2018
	11/16/2009	5/2/2007	(3)	156,802	85,988	2.70	11/16/2019

Mark Smith	12/04/2008	11/5/2008		33,854	91,146	1.16	12/04/2018
	11/16/2009	11/5/2008		4,063	10,937	2.70	11/16/2019

Christopher Ryan, Ph.D.	11/16/2009	6/15/2009		0	175,000	2.70	11/16/2019

David Glassner, Ph.D.	9/18/2007	7/23/2007		53,346	34,950	0.49	9/18/2017
	8/11/2008	7/23/2007		12,083	7,917	1.16	8/11/2018
	11/16/2009	7/23/2007		40,479	26,521	2.70	11/16/2019

Jack Huttner	11/16/2009	8/31/2009		0	140,000	2.70	11/16/2019

(1)	Unless otherwise noted, each option vests as to 1/4th of the total number of shares subject to the option on the first anniversary of the vesting commencement date, and 1/48th of the total number of shares subject to the option shall vest monthly thereafter until all shares are vested. Vesting is accelerated in certain situations. See the section entitled “Employment Arrangements” below.
(2)	Each option vests as to 1/5th of the total number of shares subject to the option on the first anniversary of the vesting commencement date, and 1/60th of the total number of shares subject to the option shall vest monthly thereafter until all shares are vested. Vesting is accelerated in certain situations. See the section entitled “Employment Arrangements” below.
(3)	1/48th of the total number of shares subject to the option shall vest monthly after the vesting commencement date until all shares are vested. Vesting is accelerated in certain situations. See the section entitled “Employment Arrangements” below.

OPTION EXERCISES IN 2009 TABLE

None of our named executive officers exercised stock options during 2009.

PENSION BENEFITS

We do not maintain any defined benefit pension plans.

NONQUALIFIED DEFERRED COMPENSATION

We do not maintain any nonqualified deferred compensation plans.

Management

EMPLOYMENT ARRANGEMENTS

We had previously entered into an employment agreement with Dr. Gruber and offer letter agreements with each of our other named executive officers. In connection with this offering, we have entered into new employment agreements with each of our named executive officers to take effect upon the consummation of this offering.

Patrick Gruber, Ph.D.

On July 1, 2008, we entered into an employment agreement with Dr. Patrick Gruber, our Chief Executive Officer and a member of our board of directors, which provided for an annual base salary of $350,000, and an incentive bonus of up to $75,000 per year based on his achievement of certain milestones determined by our board of directors on an annual basis. Pursuant to that employment agreement, Dr. Gruber was granted options to purchase 323,959 shares of our common stock under the 2006 Plan.

On June 4, 2010, we entered into a new employment agreement with Dr. Gruber, which will become effective upon the closing of this offering. This agreement will supersede and terminate Dr. Gruber’s previous employment agreement upon the closing of this offering. Under the new employment agreement, Dr. Gruber’s base salary is $500,000 per year, subject to annual review and adjustment by our board of directors. Dr. Gruber is eligible to receive an annual bonus of up to 50% of his base salary based on the achievement of certain business goals set by our board of directors on an annual basis, and may receive additional bonus amounts at the discretion of our board of directors. Pursuant to the terms of the new employment agreement, Dr. Gruber is eligible to receive an annual incentive award with a fair market value equal to $600,000 on the date of grant, consisting of restricted stock and/or stock options, and may receive additional stock awards at the discretion of our board of directors, not to exceed $850,000 for the first year. Dr. Gruber is also entitled to participate in or receive benefits under all of our existing and future incentive programs and will continue to be eligible to participate in all employee benefit plans, including retirement plans, health care plans and fringe benefit plans, that are afforded generally to our executive officers.

If Dr. Gruber’s employment is terminated as a result of his disability or death, he or his estate will be entitled to receive his full base salary through the date of termination as well as an additional lump-sum payment equal to his annual base salary at the rate in effect at the time of such termination. If Dr. Gruber’s employment is terminated without cause (other than by death or disability), or if he terminates his employment with us for good reason, he will be entitled to receive his full base salary through the date of termination, a bonus equal to the average of the annual bonuses paid to him in each of the three years preceding the termination, prorated to the date of termination, and a lump-sum payment equal to two years of his base salary then in effect plus 200% of his eligible bonus for the preceding year. Additionally, Dr. Gruber and his family will receive continued coverage under any company sponsored group health plan in which he was enrolled at the time of his termination for a period of 12 months following his termination date and, immediately prior to such termination date, all of his outstanding unvested stock options and other equity awards shall immediately vest. Cause is defined as Dr. Gruber’s conviction of a felony, willful misconduct or dishonesty materially injurious to the company or a material failure to consistently discharge his duties under the employment agreement, unless resulting from his disability, provided that no act or failure to act will be considered willful if it is done, or omitted, in good faith and with the reasonable belief that such action or inaction was in the best interests of the company. Good reason is defined as a material diminishment of Dr. Gruber’s base salary, authority, duties or responsibilities, a relocation without his consent that increases his one-way commute to work by at least fifty miles or a material breach by us of the employment agreement.

Management

The new employment agreement also provides certain payments and benefits to Dr. Gruber in circumstances involving a change of control, as described below in the section entitled “Potential Payments upon Termination and Change of Control.”

Mark Smith

On October 2, 2008, we entered into an offer letter agreement with Mark Smith, our Chief Financial Officer, which provided for an annual base salary of $275,000 and a grant of options to purchase 125,000 shares of our common stock under the 2006 Plan.

On June 4, 2010, we entered into a new employment agreement with Mr. Smith, which will become effective upon the closing of this offering. This agreement will supersede and terminate Mr. Smith’s previous offer letter agreement upon the closing of this offering. Under the new employment agreement, Mr. Smith’s base salary is $325,000 per year, subject to annual review and adjustment by our board of directors. Mr. Smith is eligible to receive an annual bonus of up to 40% of his base salary based on the achievement of certain business goals set by our board of directors on an annual basis and may receive additional bonus amounts at the discretion of our board of directors. Pursuant to the terms of the new employment agreement, Mr. Smith is eligible to receive an annual incentive award with a fair market value equal to $200,000 on the date of grant, consisting of restricted stock and/or stock options, and may receive additional stock awards at the discretion of our board of directors, not to exceed $395,000 for the first year. Mr. Smith is also entitled to participate in or receive benefits under all of our existing and future incentive programs and will continue to be eligible to participate in all employee benefit plans, including retirement plans, health care plans and fringe benefit plans, that are afforded generally to our executive officers.

If Mr. Smith’s employment is terminated as a result of his disability or death, he or his estate will be entitled to receive his full base salary through the date of termination as well as an additional lump-sum payment equal to his annual base salary at the rate in effect at the time of such termination. If Mr. Smith’s employment is terminated without cause (other than by death or disability), or if he terminates his employment with us for good reason, he will be entitled to receive his full base salary through the date of termination, a bonus equal to the average of the annual bonuses paid to him in each of the three years preceding the termination, prorated to the date of termination, and a lump-sum payment, equal to one year of his base salary then in effect plus 100% of his eligible bonus for the preceding year. Additionally, Mr. Smith and his family will receive continued coverage under any company sponsored group health plan in which he was enrolled at the time of his termination for a period of six months following his termination date and, immediately prior to such termination date, all of his outstanding unvested stock options and other equity awards shall immediately vest. The definitions of cause and good reason are consistent with the definitions set forth in our new employment agreement with Dr. Gruber, as described above.

The new employment agreement also provides certain payments and benefits to Mr. Smith in circumstances involving a change of control, as described below in the section entitled “Potential Payments upon Termination and Change of Control.”

Christopher Ryan, Ph.D.

On May 22, 2009, we entered into an offer letter agreement with Dr. Christopher Ryan, our Executive Vice President of Business Development, which provided for an annual base salary of $285,000 and a grant of options to purchase 168,000 shares of our common stock under the 2006 Plan. Dr. Ryan was actually granted options to purchase 175,000 shares of our common stock under the 2006 Plan, the additional options were issued due to subjective factors and to account for dilution based on the timing of the grant.

Management

On June 4, 2010, we entered into a new employment agreement with Dr. Ryan, which will become effective upon the closing of this offering. This agreement will supersede and terminate Dr. Ryan’s previous offer letter agreement upon the closing of this offering. Under the new employment agreement, Dr. Ryan’s base salary is $325,000 per year, subject to annual review and adjustment by our board of directors. Dr. Ryan is eligible to receive an annual bonus of up to 40% of his base salary based on the achievement of certain business goals set by our board of directors on an annual basis and may receive additional bonus amounts at the discretion of our board of directors. Pursuant to the terms of the new employment agreement, Dr. Ryan is eligible to receive an annual incentive award with a fair market value equal to $200,000 on the date of grant, consisting of restricted stock and/or stock options, and may receive additional stock awards at the discretion of our board of directors, not to exceed $395,000 for the first year. Dr. Ryan is also entitled to participate in or receive benefits under all of our existing and future incentive programs and will continue to be eligible to participate in all employee benefit plans, including retirement plans, health care plans and fringe benefit plans, that are afforded generally to our executive officers.

If Dr. Ryan’s employment is terminated as a result of his disability or death, he or his estate will be entitled to receive his full base salary through the date of termination as well as an additional lump-sum payment equal to his annual base salary at the rate in effect at the time of such termination. If Dr. Ryan’s employment is terminated without cause (other than by death or disability), or if he terminates his employment with us for good reason, he will be entitled to receive his full base salary through the date of termination, a bonus equal to the average of the annual bonuses paid to him in each of the three years preceding the termination, prorated to the date of termination, and a lump-sum payment, equal to one year of his base salary then in effect plus 100% of his eligible bonus for the preceding year. Additionally, Dr. Ryan and his family will receive continued coverage under any company sponsored group health plan in which he was enrolled at the time of his termination for a period of six months following his termination date and, immediately prior to such termination date, all of his outstanding unvested stock options and other equity awards shall immediately vest. The definitions of cause and good reason are consistent with the definitions set forth in our new employment agreement with Dr. Gruber, as described above.

The new employment agreement also provides certain payments and benefits to Dr. Ryan in circumstances involving a change of control, as described below in the section entitled “Potential Payments upon Termination and Change of Control.”

David Glassner, Ph.D.

Upon joining the company, Dr. David Glassner, our Executive Vice President of Technology, received an annual base salary of $215,000 and a grant of options to purchase 88,296 shares of our common stock under the 2006 Plan. Dr. Glassner’s annual base salary was increased to $230,000 in December 2008.

On June 4, 2010, we entered into a new employment agreement with Dr. Glassner, which will become effective upon the closing of this offering. Under the new employment agreement, Dr. Glassner’s base salary is $300,000 per year, subject to annual review and adjustment by our board of directors. Dr. Glassner is eligible to receive an annual bonus of up to 30% of his base salary based on the achievement of certain business goals set by our board of directors on an annual basis and may receive additional bonus amounts at the discretion of our board of directors. Pursuant to the terms of the new employment agreement, Dr. Glassner is eligible to receive an annual incentive award with a fair market value equal to $75,000 on the date of grant, consisting of restricted stock and/or stock options, and may receive additional stock awards at the discretion of our board of directors, not to exceed $270,000 for the first year. Dr. Glassner is also entitled to participate in or receive benefits under all of our existing

Management

and future incentive programs and will continue to be eligible to participate in all employee benefit plans, including retirement plans, health care plans and fringe benefit plans, that are afforded generally to our executive officers.

If Dr. Glassner’s employment is terminated as a result of his disability or death, he or his estate will be entitled to receive his full base salary through the date of termination as well as an additional lump-sum payment equal to his annual base salary at the rate in effect at the time of such termination. If Dr. Glassner’s employment is terminated without cause (other than by death or disability), or if he terminates his employment with us for good reason, he will be entitled to receive his full base salary through the date of termination, a bonus equal to the average of the annual bonuses paid to him in each of the three years preceding the termination, prorated to the date of termination, and a lump-sum payment, equal to one year of his base salary then in effect plus 100% of his eligible bonus for the preceding year. Additionally, Dr. Glassner and his family will receive continued coverage under any company sponsored group health plan in which he was enrolled at the time of his termination for a period of six months following his termination date and, immediately prior to such termination date, all of his outstanding unvested stock options and other equity awards shall immediately vest. The definitions of cause and good reason are consistent with the definitions set forth in our new employment agreement with Dr. Gruber, as described above.

The new employment agreement also provides certain payments and benefits to Dr. Glassner in circumstances involving a change of control, as described below in the section entitled “Potential Payments upon Termination and Change of Control.”

Jack Huttner

On June 25, 2009, we entered into an offer letter agreement with Jack Huttner, our Executive Vice President of Corporate Development and Public Affairs, which provided for an annual base salary of $235,000. Pursuant to the offer letter agreement, Mr. Huttner was entitled to receive options to purchase 100,000 shares of our common stock under the 2006 Plan. Mr. Huttner was actually granted options to purchase 140,000 shares of our common stock under the 2006 Plan, the additional options were issued due to subjective factors and to account for dilution based on the timing of the grant.

On August 10, 2010, we entered into a new employment agreement with Mr. Huttner, which will become effective upon the closing of this offering. Under the new employment agreement, Mr. Huttner’s base salary is $300,000 per year, subject to annual review and adjustment by our board of directors. Mr. Huttner is eligible to receive an annual bonus of up to 30% of his base salary based on the achievement of certain business goals set by our board of directors on an annual basis and may receive additional bonus amounts at the discretion of our board of directors. Pursuant to the terms of the new employment agreement, Mr. Huttner is eligible to receive an annual incentive award with a fair market value equal to $65,000 on the date of grant, consisting of restricted stock and/or stock options, and may receive additional stock awards at the discretion of our board of directors, not to exceed $260,000 for the first year. Mr. Huttner is also entitled to participate in or receive benefits under all of our existing and future incentive programs and will continue to be eligible to participate in all employee benefit plans, including retirement plans, health care plans and fringe benefit plans, that are afforded generally to our executive officers.

If Mr. Huttner’s employment is terminated as a result of his disability or death, he or his estate will be entitled to receive his full base salary through the date of termination as well as an additional lump-sum payment equal to his annual base salary at the rate in effect at the time of such termination. If Mr. Huttner’s employment is terminated without cause (other than by death or disability), or if he

Management

terminates his employment with us for good reason, he will be entitled to receive his full base salary through the date of termination, a bonus equal to the average of the annual bonuses paid to him in each of the three years preceding the termination, prorated to the date of termination, and a lump-sum payment, equal to one year of his base salary then in effect plus 100% of his eligible bonus for the preceding year. Additionally, Mr. Huttner and his family will receive continued coverage under any company sponsored group health plan in which he was enrolled at the time of his termination for a period of six months following his termination date and, immediately prior to such termination date, all of his outstanding unvested stock options and other equity awards shall immediately vest. The definitions of cause and good reason are consistent with the definitions set forth in our new employment agreement with Dr. Gruber, as described above.

The new employment agreement also provides certain payments and benefits to Mr. Huttner in circumstances involving a change of control, as described below in the section entitled “Potential Payments upon Termination and Change of Control.”

POTENTIAL PAYMENTS UPON TERMINATION AND CHANGE OF CONTROL

In June 2010, we entered into new employment agreements with each of Drs. Gruber, Ryan and Glassner and Mr. Smith which will become effective upon the closing of this offering. In August 2010, we entered into a new employment agreement with Mr. Huttner, which will become effective upon the closing of this offering. These agreements will supersede and terminate the employment and offer letter agreements that we had previously entered into with these named executives. Under the new employment agreements, in the event of a change of control, each of these executives (if still employed by the company) is entitled to receive a lump-sum payment equal to two times the sum of his annual base salary in effect immediately prior to such change of control plus 100% of his eligible bonus for the year preceding the change of control. If upon or within ninety days after a change of control, any such executive is terminated without cause, or terminates his employment with us for good reason, he will keep the change of control payment described above and he and his family will be entitled to receive continued coverage under any company sponsored group health plan in which he was enrolled at the time of his termination for a period of six months following his termination date (or twelve months in the case of Dr. Gruber), but he will not be entitled to any other termination benefits. On the date any such executive becomes entitled to receive a change of control payment, all of his outstanding unvested stock options and other equity awards shall immediately vest. Change of control is defined as the acquisition by any person or group of all or substantially all of our assets through sale, lease, transfer, conveyance or other disposition, or the acquisition by any person or group of beneficial ownership of more than 40% of our outstanding voting stock.

Management

The following table summarizes the potential payments and benefits payable to each of Drs. Gruber, Ryan and Glassner and Messrs. Smith and Huttner upon (i) a termination of employment without cause or resignation for good reason and (ii) a change of control (no termination required), as well as the additional benefits available upon termination without cause or resignation for good reason upon or within 90 days after a change of control, in each case assuming that the new employment agreements with Drs. Gruber, Ryan and Glassner and Messrs. Smith and Huttner were in effect on December 31, 2009 and assuming that such termination and change of control, where applicable, occurred on December 31, 2009.

	Termination without cause or resignation for good reason				Change of control (no termination required)			Termination without cause or resignation for good reason upon or within 90 days after a change of control(1)
Name	Base salary ($)	Bonus ($)	Value of accelerated equity awards ($)(2)	Benefits ($)	Base salary ($)	Bonus ($)	Value of accelerated equity awards ($)(2)	Benefits ($)
Patrick R. Gruber, Ph.D.	1,000,000	500,000	704,584	21,674	1,000,000	500,000	704,584	21,674
Mark Smith	325,000	130,000	140,365	10,837	650,000	260,000	140,365	10,837
Christopher Ryan, Ph.D.	325,000	130,000	—	10,837	650,000	260,000	—	10,837
David Glassner, Ph.D.	300,000	90,000	89,432	10,837	600,000	180,000	89,432	10,837
Jack Huttner	300,000	90,000	—	10,837	600,000	180,000	—	10,837

(1)	In the event that Drs. Gruber, Ryan or Glassner or Messrs. Smith or Huttner is terminated without cause or resigns for good reason upon or within 90 days after a change of control, he shall receive the following benefits in addition to the payments and accelerated vesting triggered by such change of control, but he will not be entitled to any other termination benefits.
(2)	Amounts calculated based on the aggregate amount by which the fair market value of the common stock subject to unvested equity awards exceeded the aggregate exercise price of such awards as of December 31, 2009.

CONFIDENTIAL INFORMATION, SECRECY AND INVENTION AGREEMENTS

Each of our named executive officers has entered into a standard form agreement with respect to confidential information, secrecy and inventions. Among other things, this agreement obligates each named executive officer to refrain from disclosing any of our proprietary information received during the course of employment and, with some exceptions, to assign to us any inventions conceived or developed during the course of employment.

EMPLOYEE BENEFIT AND STOCK PLANS

2010 Stock incentive plan

Background

Following our initial public offering, equity awards will occur only under our Gevo, Inc. 2010 stock incentive plan, hereinafter the 2010 Plan, which received stockholder approval on                     , 2010, and which will therefore become effective when our initial public offering closes. Our stockholders approved the 2010 Plan primarily in order to enable us to satisfy Nasdaq listing requirements, and to make awards

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that qualify as performance-based compensation that is exempt from the deduction limitation set forth under Section 162(m) of the Code. Section 162(m) generally limits the corporate income tax deduction to $1,000,000 annually for the nonperformance-based compensation paid to each of the Chief Executive Officer and the three other highest paid executive officers of the company (other than the CFO).

No awards under the 2010 Plan will occur before we complete our initial public offering. Although the amount and nature of future awards have not yet been determined, the 2010 Plan authorizes discretionary awards in the form of stock options, stock appreciation rights, or SARs, restricted shares or units, unrestricted shares, deferred share units, performance awards and dividend equivalent rights. Our board of directors believes that the 2010 Plan will be an important factor in attracting, retaining and motivating employees, consultants and directors of the company and its affiliates, collectively referred to herein as eligible persons. Our board of directors believes that we need the flexibility, acting primarily through our compensation committee, both to have an ongoing reserve of common stock available for future equity-based awards, and to make future awards in a variety of forms.

Share reserve

Pursuant to the 2010 Plan, we may issue up to              shares of our common stock (with such total number of shares being adjusted for future stock splits, stock dividends, recapitalizations and other similar transactions). The number of shares initially reserved for issuance pursuant to awards under the 2010 Plan will be increased by the number of shares of common stock that are subject to awards under the 2006 Plan as of the effective date that subsequently expire, or are forfeited, cancelled, settled, or become unexercisable without the issuance of shares. Likewise, the shares of our common stock that are subject to an award under the 2010 Plan that expires, or is forfeited, cancelled, settled or becomes unexercisable without the issuance of shares, will again be available for subsequent awards. In addition, future awards under the 2010 Plan may occur with respect to shares of our common stock that we refrain from otherwise delivering pursuant to an award as payment of either the exercise price of an award or applicable withholding and employment taxes. We do not expect to receive cash consideration for the granting of awards under the 2010 Plan. However, if a stock option were to be exercised, we would receive the exercise price for the shares being purchased, unless the exercise occurs pursuant to a cashless alternative that we approve.

Administration

Administration of the 2010 Plan will be carried out by our compensation committee, or by our board of directors if no such committee is appointed; provided that our board may act in lieu of the compensation committee at any time. Either our compensation committee or our board of directors may delegate its authority under the 2010 Plan to one or more officers but it may not delegate its authority with respect to making awards to individuals subject to Section 16 of the Exchange Act. As used in this summary, the term administrator means the compensation committee, or the board of directors or its delegate if acting in lieu of the committee. With respect to decisions involving an award intended to satisfy the requirements of section 162(m) of the Internal Revenue Code, the administrator is to consist solely of two or more directors who are “outside directors” for purposes of that Code section, and with respect to awards to individuals subject to Section 16 of the Exchange Act, the administrator is to consist solely of two or more directors who are “non-employee directors” within the meaning of Rule 16b-3 of the Exchange Act. The 2010 Plan provides that we and our affiliates will indemnify members of the administrative committee and their delegates against any claims, liabilities or costs arising from the good faith performance of their duties under the 2010 Plan. The 2010 Plan will release these individuals from liability for good faith actions associated with the 2010 Plan’s administration.

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Subject to the terms of the 2010 Plan, the administrator has express authority to determine the eligible persons who will receive awards, the number of shares of our common stock to be covered by each award, and the terms and conditions of awards. The administrator has broad discretion to prescribe, amend and rescind rules relating to the 2010 Plan and its administration, to interpret and construe the 2010 Plan and the terms of all award agreements, and to take all actions necessary or advisable to administer the 2010 Plan. Within the limits of the 2010 Plan, the administrator may accelerate the vesting of any awards, allow the exercise of unvested awards, and may modify, replace, cancel or renew any awards. In addition, the administrator may buy-out, or replace, any award, including a stock option or SAR having an exercise price that is above the current fair market value of the underlying shares, with shareholder approval being generally required if options or SARs are granted or modified as part of a re-pricing.

Types of awards

The administrator may grant options that are intended to qualify as incentive stock options, which we refer to as ISOs, only to employees, and may grant all other awards to any eligible persons. Stock options granted under the 2010 Plan will provide award recipients, or participants, with the right to purchase shares of our common stock at a predetermined exercise price. The administrator may grant stock options that are intended to qualify as ISOs or that are not intended to so qualify, which we refer to as Non-ISOs. The 2010 Plan also provides that ISO treatment may not be available for stock options that become first exercisable in any calendar year to the extent the value of the shares that are the subject of the stock option exceed $100,000, based upon the fair market value of the shares of our common stock on the option grant date.

A SAR generally permits a participant who receives it to receive, upon exercise, cash and/or shares of our common stock equal in value to the excess of the fair market value, on the date of exercise, of the shares of our common stock with respect to which the SAR is being exercised, over the exercise price of the SAR for such shares. The administrator may grant SARs in tandem with options, or independently of them. SARs that are independent of options may limit the value payable on its exercise to a percentage.

The exercise price of ISOs, Non-ISOs and SARs may not be less than 100% of the fair market value, on the grant date, of the shares of our common stock subject to the award, although the exercise price of ISOs may not be less than 110% of such fair market value for participants who own more than 10% of our shares of common stock on the grant date. To the extent vested and exercisable in accordance with the agreement granting them, a stock option or SAR may be exercised in whole or in part, and from time to time during its term, subject to earlier termination relating to a holder’s termination of employment or service. With respect to stock options, unless otherwise provided in an award agreement, payment of the exercise price may be made in any of the following forms, or combination of them: cash or check in US dollars, certain shares of our common stock or a cashless exercise under a program the administrator approves.

The term over which participants may exercise stock options and SARs may not exceed 10 years from the date of grant; five years in the case of ISOs granted to employees who, at the time of grant, own more than 10% of our outstanding shares of common stock. During the term of the 2010 Plan, no participant may receive stock options and SARs that relate to more than 20% of the maximum number of shares of our common stock that are authorized for awards under the 2010 Plan.

Under the 2010 Plan, the administrator may grant restricted stock that is forfeitable until certain vesting requirements are met, may grant RSUs which represent the right to receive shares of our common stock after certain vesting requirements are met (or cash under certain circumstances), and may grant

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unrestricted shares as to which the participant’s interest is immediately vested. For restricted awards, the 2010 Plan provides the administrator with discretion to determine the terms and conditions under which a participant’s interests in such awards become vested. The 2010 Plan also authorizes awards of deferred share units in order to permit certain directors, officers, consultants or select members of management to defer their receipt of compensation that would otherwise be payable in cash or shares of our common stock, including shares that would otherwise be issued upon the vesting of restricted stock and RSUs. Deferred share units represent a future right to receive shares of our common stock.

Under the 2010 Plan, the administrator may grant performance-based awards in the form of performance units that the administrator may, or may not, designate as “performance compensation awards” that are intended to be exempt from Internal Revenue Code Section 162(m) limitations. In either case, performance units will vest and/or become payable based upon the achievement, within the specified period of time, of performance objectives applicable to the individual, us, or any affiliate. Performance units will be payable in shares of common stock, cash or some combination of the two, subject to an individual participant limit, per performance period, of $2,000,000 (determined at the time of award) and 20% of the maximum number of shares of our common stock that are authorized for awards under the 2010 Plan. The administrator will decide the length of performance periods, but the periods may not be less than one fiscal year.

With respect to performance compensation awards, the 2010 Plan requires that the administrator specify in writing the performance period to which the award relates, and an objective formula by which to measure whether and the extent to which the award is earned on the basis of the level of performance achieved with respect to one or more performance measures. Once established for a performance period, the performance measures and performance formula applicable to the award may not be amended or modified in a manner that would cause the compensation payable under the award to fail to constitute performance-based compensation under Internal Revenue Code Section 162(m). Under the 2010 Plan, the possible performance measures for performance compensation awards will be limited for one or more of the following, applied in total or on a per share basis: basic, diluted or adjusted earnings per share; sales or revenue; EBITDA, or earnings before interest, taxes and other adjustments; basic or adjusted net income; returns on equity, assets, capital, revenue or similar measure; economic value added; working capital; total stockholder return; product development; product market share; research; licensing; litigation; human resources; information services; mergers, acquisitions and sales of assets or business units.

Each performance measure will be, to the extent applicable, determined in accordance with generally accepted accounting principles as consistently applied by us, or such other standard applied by the administrator and, if so determined by the administrator, and in the case of a performance compensation award, to the extent permitted under Internal Revenue Code Section 162(m), adjusted to omit the effects of extraordinary items, gain or loss on the disposal of a business segment, unusual or infrequently occurring events and transactions and cumulative effects of changes in accounting principles. Performance measures may vary from performance period to performance period, and from participant to participant, and may be established on a stand-alone basis, in tandem or in the alternative. As a condition to the issuance of shares of our common stock pursuant to awards, the 2010 Plan requires satisfaction of any applicable federal, state, local or foreign withholding tax obligations that may arise in connection with the award or the issuance of shares of our common stock.

Finally, the 2010 Plan authorizes the awarding of dividend equivalent rights to any eligible person. These rights may be independent of other awards, or attached to awards (other than stock options and SARs), and in all cases represent the participant’s right to receive cash payments or additional awards related to

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any dividends that we declare and pay to our stockholders during the term of the dividend equivalent right. Unless an award agreement provides otherwise, the distributions attributable to dividend equivalent rights that are attached to other awards shall occur when shares of our common stock are issued to settle the underlying award.

Awards may not be sold, pledged, assigned, hypothecated, transferred or disposed of other than by will or the laws of descent and distribution, except to the extent the administrator permits lifetime transfers to charitable institutions, certain family members, or related trusts, or as otherwise approved by the administrator.

Adjustments of awards

The administrator will equitably adjust the number of shares covered by each outstanding award, and the number of shares that have been authorized for issuance under the 2010 Plan but as to which no awards have yet been granted, or that have been returned to the 2010 Plan upon cancellation, forfeiture, or expiration of an award, as well as the price per share covered by each such outstanding award, to reflect any increase or decrease in the number of issued shares resulting from a stock split, reverse stock split, stock dividend, combination, recapitalization or reclassification of the shares of our common stock, or any other increase or decrease in the number of issued shares effected without receipt of consideration by us. In the event of any such transaction or event, the administrator may provide in substitution for any or all outstanding options under the 2010 Plan such alternative consideration, including securities of any surviving entity, as it may in good faith determine to be equitable under the circumstances and may require in connection therewith the surrender of all options so replaced. In any case, such substitution of securities will not require the consent of any person who is granted options pursuant to the 2010 Plan.

Change in control

In addition, in the event or in anticipation of a change in control, as defined in the 2010 Plan, the administrator may at any time in its sole and absolute discretion and authority, without obtaining the approval or consent of our stockholders or any participant with respect to his or her outstanding awards, except to the extent an award provides otherwise, take one or more of the following actions: (i) arrange for or otherwise provide that each outstanding award will be assumed or substituted with a substantially equivalent award by a successor corporation or a parent or subsidiary of such successor corporation; (ii) accelerate the vesting of awards for any period, and may provide for termination of unexercised options and SARs at the end of that period, so that awards shall vest (and, to the extent applicable, become exercisable) as to the shares of our common stock that otherwise would have been unvested and provide that our repurchase rights with respect to shares of our common stock issued upon exercise of an award shall lapse as to the shares of our common stock subject to such repurchase right; or (iii) arrange or otherwise provide for payment of cash or other consideration to participants in exchange for the satisfaction and cancellation of outstanding awards

Unless an award agreement provides otherwise, in the event a participant holding an award assumed or substituted by the successor corporation in a change in control is involuntarily terminated, as defined in the 2010 Plan, by the successor corporation in connection with, or within 12 months following consummation of, the change in control, then any assumed or substituted award held by the terminated participant at the time of termination shall accelerate and become fully vested, and exercisable in full in the case of options and SARs, and any repurchase right applicable to any shares of our common stock shall lapse in full. The acceleration of vesting and lapse of repurchase rights provided for in the previous sentence shall occur immediately prior to the effective date of the participant’s termination. Finally, if we dissolve or liquidate, all awards will immediately terminate, subject to the ability of our board of directors to exercise any discretion that the board of directors may exercise in the case of a change in control.

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Term

The term of the 2010 Plan is 10 years from the date on which our initial public offering closes. Our board of directors may from time to time, amend, alter, suspend, discontinue, or terminate the 2010 Plan; provided that no amendment, suspension or termination of the 2010 Plan shall materially and adversely affect awards already granted unless it relates to an adjustment pursuant to certain transactions that change our capitalization or it is otherwise mutually agreed between the participant and the administrator. An amendment will not become effective without the approval of our stockholders if it either allows for a “re-pricing” within the meaning of federal securities laws, or increases the number of shares of common stock that may be issued under the 2010 Plan (other than changes to reflect certain corporate transactions and changes in capitalization as described above). Notwithstanding the foregoing, the administrator may amend the 2010 Plan to eliminate provisions which are no longer necessary as a result of changes in tax or securities laws or regulations, or in the interpretation thereof.

2006 Omnibus securities and incentive plan, as amended

Background

Our 2006 omnibus securities and incentive plan, which we refer to as the 2006 Plan, was adopted by our board of directors, and approved by our stockholders, in January 2006. The 2006 Plan was last amended on June 2, 2010. The 2006 Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Code, to our employees and any parent or subsidiary corporations’ employees, and for the grant of nonstatutory stock options, restricted and unrestricted stock awards, stock appreciation rights, performance stock awards and other stock awards to our employees, directors and consultants and any parent or subsidiary corporations’ employees, directors and consultants. We will not grant any additional awards under our 2006 Plan following this offering; instead, we will grant awards in the future under our 2010 equity incentive award plan. However, our 2006 Plan will continue to govern the terms and conditions of outstanding awards granted thereunder.

Share reserve

As of August 31, 2010, we had reserved an aggregate of 3,254,853 shares of our common stock for issuance pursuant to the 2006 Plan. As of August 31, 2010, 137,121 shares of our common stock had been issued pursuant to restricted stock purchase agreements, 51,536 shares of our common stock had been issued upon the exercise of options granted, options to purchase an aggregate of 2,854,315 shares of our common stock were outstanding at a weighted average exercise price per share of $2.59, and 211,881 shares were available for future grant under the 2006 Plan.

Administration

Our board of directors, or a committee thereof appointed by our board of directors, has the authority to administer the 2006 Plan and the awards granted under it. Under the 2006 Plan, the administrator has the power to determine the terms of the awards, including the employees, directors and consultants who will receive awards, the exercise price, the number of shares subject to each award, the vesting schedule and exercisability of awards and the form of consideration payable upon exercise. Our board of directors may alter, amend or terminate the 2006 Plan at any time. However, no alteration or amendment can be made which would materially and adversely affect the rights of a holder of an outstanding award without the consent of such holder.

Stock options

In general, the duration of a stock option granted under the 2006 Plan cannot exceed 10 years, and the exercise price of a stock option cannot be less than 100% of the fair market value of our common stock on the date of grant. However, no stock option may be granted to any person who, at the time of the

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grant, owns or is deemed to own stock representing more than 10% of our total combined voting power or the total combined voting power of any of our affiliates unless (i) the option exercise price is at least 110% of the fair market value of our common stock on the date of grant and (ii) the term of the stock option does not exceed five years from the date of grant.

Incentive stock options may be granted only to our employees and any parent or subsidiary corporations’ employees. The aggregate fair market value, determined at the time of grant, of shares of our common stock with respect to which incentive stock options are exercisable for the first time by an optionholder during any calendar year under all of our stock plans may not exceed $100,000.

If an employee’s or director’s service relationship with us terminates other than by disability or death, or if a consultant’s service relationship with us terminates other than by death, the optionee may exercise the vested portion of any option in such period of time as specified in the optionee’s option agreement, but in no event will such period be less than 60 days following the termination of service. If an employee’s or director’s service relationship with us terminates by disability or death, or if a consultant’s service relationship with us terminates by death, the optionee, or such optionee’s designated beneficiary, as applicable, may exercise the vested portion of any option in such period of time as specified in the optionee’s option agreement, but in no event will such period be less than six months following the termination of service. Shares of common stock representing any unvested portion of the option on the date of termination shall immediately cease to be issuable and shall become available for issuance under the 2006 Plan. If, after termination, the optionee does not exercise the option within the time period specified, the option shall terminate and the shares of common stock covered by such option will become available for issuance under the 2006 Plan.

Restricted stock awards

Restricted stock awards may be granted alone, in addition to or in tandem with other awards granted under the 2006 Plan and/or cash awards made outside of the 2006 Plan. Restricted stock awards entitle the holder thereof to purchase shares of our common stock that vest in accordance with the terms and conditions established by the administrator. The administrator will determine the number of shares subject to a restricted stock award granted to any employee, director or consultant. The administrator may impose such conditions to vesting as it determines to be appropriate. Unless the administrator determines otherwise, we have a repurchase option exercisable upon termination of the purchaser’s service with us. Shares subject to restricted stock awards that do not vest are subject to our right of repurchase or forfeiture.

Transferability

Unless the administrator provides otherwise, the 2006 Plan generally does not allow for the transfer of awards under the 2006 Plan other than by will, the laws of descent and distribution or, in certain circumstances, by gift or domestic relations order to family members.

Corporate transactions

If there is a transaction or event which changes our stock that does not involve our receipt of consideration, the administrator of the 2006 Plan shall, as appropriate, adjust the class and the maximum number of shares subject to the 2006 Plan and/or the class, number of securities and exercise price of shares subject to outstanding awards. In the event of any other transaction or event which changes our stock, including, without limitation, a recapitalization, reorganization, merger, or consolidation, the administrator may, in its discretion, make such adjustments to the 2006 Plan, any outstanding awards under the 2006 Plan and any award agreements evidencing such awards as it shall deem appropriate, including, without limitation, adjustments to the number and exercise price of shares or other consideration subject to outstanding awards.

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2010 Employee stock purchase plan

Background

We have adopted and will implement a 2010 employee stock purchase plan designed to enable eligible employees to periodically purchase shares of our common stock at a discount. Purchases will initially be accomplished through participation in discrete monthly offering periods, at purchase prices that are 5% below the closing price for our shares on the last date of the applicable purchase period. Our 2010 employee stock purchase plan is intended to qualify as an employee stock purchase plan under Section 423 of the Internal Revenue Code of 1986, as amended, has already received shareholder approval, and will become effective upon consummation of our initial public offering.

Share reserve

We expect that we will initially reserve              shares of our common stock for issuance under our 2010 employee stock purchase plan.

Administration

Our Compensation Committee will administer our 2010 employee stock purchase plan. Employees who are five percent stockholders, or would become five percent stockholders as a result of their participation in our 2010 employee stock purchase plan, are ineligible to participate in our 2010 employee stock purchase plan. Also ineligible are those employees who have, within the one-year period before a purchase period, sold shares that were purchased through our 2010 employee stock purchase plan. We may impose additional restrictions on eligibility as well. Under our 2010 employee stock purchase plan, eligible employees will be able to acquire shares of our common stock by accumulating funds through payroll deductions. Our eligible employees will be able to select a rate of payroll deduction between one percent and 25% of their cash compensation. We will also have the right to amend or terminate our 2010 employee stock purchase plan, except that, subject to certain exceptions, no such action may adversely affect any outstanding rights to purchase stock under the plan. Our 2010 employee stock purchase plan will terminate on the tenth anniversary of our initial public offering, unless it is terminated earlier by our board of directors.

Purchase rights

When an offering period commences, our employees who meet the eligibility requirements for participation in that offering period will be automatically granted a non-transferable option to purchase shares in that offering period. Although we expect offerings to occur on a regular monthly basis during the term of our 2010 employee stock purchase plan, each offering period may run for no more than 24 months and consist of no more than five purchase periods. An employee’s participation will automatically end upon termination of employment for any reason.

No participant will have the right to purchase our shares at a rate which, when aggregated with purchase rights under all our employee stock purchase plans that are also outstanding in the same calendar year(s), have a fair market value of more than $25,000, determined as of the first day of the applicable offering period, for each calendar year in which such right is outstanding. The purchase price for shares of our common stock purchased under our 2010 employee stock purchase plan will initially be 95% of the fair market value of our common stock on the last trading day of each purchase period in the applicable offering period, although our 2010 employee stock purchase plan authorizes the purchase price to be 85% of the lesser of the fair market value of our common stock on (i) the first trading day of the applicable offering period and (ii) the last trading day of each purchase period in the applicable offering period.

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Change in control

In the event of a corporate transaction (as defined in our 2010 employee stock purchase plan), the offering period for such purchase rights will be shortened and end on a new purchase date immediately prior to the consummation of the corporate transaction, and no new offering period will commence.

401(k) plan

Effective January 2006, we implemented a 401(k) plan covering certain employees. Currently, all of our non-intern employees over the age of 21 are eligible to participate in the 401(k) plan after completion of three months of service, subject to quarterly entry dates. Under the 401(k) plan, eligible employees may elect to reduce their current compensation by up to the prescribed annual limit and contribute these amounts to the 401(k) plan. We have agreed to make matching or other contributions to the 401(k) plan on behalf of eligible employees. In 2009, we matched 100% of each eligible employee’s contributions, up to 5% of each eligible employee’s compensation. The 401(k) plan is intended to qualify under Section 401 of the Code so that contributions by employees to the 401(k) plan, and income earned on the 401(k) plan contributions, are not taxable to employees until withdrawn from the 401(k) plan. The trustees under the 401(k) plan, at the direction of each participant, invest the 401(k) plan funds in selected investment options.

LIMITATION ON LIABILITY AND INDEMNIFICATION MATTERS

Our amended and restated certificate of incorporation and amended and restated bylaws, each to be effective upon the completion of this offering, will provide that we will indemnify our directors, officers, employees and agents to the fullest extent permitted by the Delaware General Corporation Law, which prohibits our amended and restated certificate of incorporation from limiting the liability of our directors for the following:

➢	any breach of the director’s duty of loyalty to us or to our stockholders;

➢	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

➢	unlawful payment of dividends or unlawful stock repurchases or redemptions; and

➢	any transaction from which the director derived an improper personal benefit.

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our amended and restated certificate of incorporation does not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of nonmonetary relief, remain available under Delaware law. This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Under our amended and restated bylaws, we will also be empowered to enter into indemnification agreements with our directors, officers, employees and other agents and to purchase insurance on behalf of any person whom we are required or permitted to indemnify.

In addition to the indemnification required in our amended and restated certificate of incorporation and amended and restated bylaws, we have entered into indemnification agreements with certain of our directors and officers, and will enter into new indemnification agreements with each of our current directors, officers and certain employees before the completion of this offering. These agreements provide for the indemnification of our directors, officers and certain employees for all reasonable expenses and

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liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were our agents. We believe that these provisions in our amended and restated certificate of incorporation and amended and restated bylaws and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. Furthermore, we have obtained director and officer liability insurance to cover liabilities our directors and officers may incur in connection with their services to us. This description of the indemnification provisions of our amended and restated certificate of incorporation, our amended and restated bylaws and our indemnification agreements is qualified in its entirety by reference to these documents, each of which is attached as an exhibit to this registration statement.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

RULE 10B5-1 SALES PLANS

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend or terminate the plan in some circumstances. Our directors and executive officers may also buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material, nonpublic information.

Certain relationships and related party transactions

We describe below transactions, since our inception, to which we were a party or will be a party, in which:

➢	The amounts involved exceeded or will exceed $120,000; and

➢	A director, executive officer, holder of more than 5% of our common stock or any member of their immediate family had or will have a direct or indirect material interest.

PREFERRED STOCK ISSUANCES

Issuance of Series D-1 preferred stock

Between March and May 2010, we sold an aggregate of 1,902,087 shares of Series D-1 preferred stock at a price of $17.12 per share for gross proceeds of approximately $32.56 million. The table below sets forth the number of shares of Series D-1 preferred stock sold to our directors, executive officers and 5% stockholders and their affiliates.

Investor	Number of shares of Series D-1 preferred stock	Aggregate purchase price
Khosla Ventures III, LP.	438,113	$7,500,494.56
Virgin Green Fund I, L.P.(1)	233,645	4,000,002.40
Total Energy Ventures International(2)	292,057	5,000,015.84
Burrill Life Sciences Capital Fund III, L.P.	140,026	2,397,245.12
Malaysian Life Sciences Capital Fund Ltd.(3)	126,515	2,165,936.80
LANXESS Corporation(4)	584,113	10,000,014.56

(1)	Shai Weiss is the chairman of our board of directors and is a partner of Virgin Green Fund.
(2)	Véronique Hervouet is one of our directors and is Senior Vice President, Investments for TOTAL S.A.’s corporate venture activity, the investments of which are held by Total Energy Ventures International, an affiliate of TOTAL S.A.
(3)	Ganesh M. Kishore, Ph.D. is one of our directors and is Chief Executive Officer of Malaysian Life Sciences Capital Fund.
(4)	Ron Commander, Ph.D. is one of our directors and is employed by Lanxess Butyl Pte. Ltd., an affiliate of LANXESS Corporation, as the head of the LANXESS Group’s Butyl Rubber Business.

Issuance of Series D preferred stock

Between April and August 2009, we sold an aggregate of 4,616,483 shares of Series D preferred stock at a price of $7.04 per share for gross proceeds of approximately $32.5 million. The table below sets forth the number of shares of Series D preferred stock sold to our directors, executive officers and 5% stockholders and their affiliates.

Investor	Number of shares of Series D preferred stock	Aggregate purchase price
Total Energy Ventures International(1)	1,704,546	$12,000,003.84
Khosla Ventures III, LP	1,065,342	7,500,007.68
Virgin Green Fund I, L.P.(2)	639,206	4,500,010.24
Burrill Life Sciences Capital Fund III, L.P.	568,183	4,000,008.32
Malaysian Life Sciences Capital Fund Ltd.(3)	497,160	3,500,006.40

(footnotes on following page)

Certain relationships and related party transactions

(1)	Véronique Hervouet is one of our directors and is Senior Vice President, Investments for TOTAL S.A.’s corporate venture activity, the investments of which are held by Total Energy Ventures International, an affiliate of TOTAL S.A.
(2)	Shai Weiss is the chairman of our board of directors and is a partner of Virgin Green Fund.
(3)	Ganesh M. Kishore, Ph.D. is one of our directors and is Chief Executive Officer of Malaysian Life Sciences Capital Fund.

Issuance of Series C preferred stock

In March 2008, we sold an aggregate of 3,102,190 shares of Series C preferred stock at a price of $5.48 per share for gross proceeds of approximately $17.0 million, including cancellation of indebtedness. The table below sets forth the number of shares of Series C preferred stock sold to our directors, executive officers and 5% stockholders and their affiliates.

Investor	Number of shares of Series C preferred stock	Aggregate purchase price
Khosla Ventures I, LP	930,657	$5,100,000.36
Burrill Life Sciences Capital Fund III, L.P.	912,409	5,000,001.32
Malaysian Life Sciences Capital Fund Ltd.(1)	802,920	4,400,001.60
Virgin Green Fund I, L.P.(2)	456,204	2,499,997.92

(1)	Ganesh M. Kishore, Ph.D. is one of our directors and is Chief Executive Officer of Malaysian Life Sciences Capital Fund.
(2)	Shai Weiss is the chairman of our board of directors and is a partner of Virgin Green Fund.

2008 bridge financing

In January 2008, we sold convertible promissory notes, or the 2008 Notes, to certain of our existing investors in the aggregate principal amount of $3.0 million. The 2008 Notes accrued interest at a rate of 8% per annum and had a maturity date of December 31, 2008. In March 2008, in connection with our Series C preferred stock financing described above, the full principal amount of and accrued but unpaid interest on the 2008 Notes was automatically converted into an aggregate of 555,346 shares of our Series C preferred stock at a conversion price equal to the issue price of our Series C preferred stock.

In connection with the 2008 Notes, we issued warrants to purchase an aggregate of 136,862 shares of our Series C preferred stock at an exercise price of $5.48 per share to the purchasers of the 2008 Notes. The warrants may be exercised at any time prior to their respective termination dates, which are the earlier of (i) the tenth anniversaries of their issue dates and (ii) five years after the closing of this offering.

The table below sets forth the principal amount of the 2008 Notes and the shares of Series C preferred stock issuable upon the exercise of the related warrants sold to our directors, executive officers and 5% stockholders and their affiliates.

Investor	Shares of Series C preferred stock issuable upon the exercise of warrants	Aggregate principal amount of 2008 Notes
Khosla Ventures I, LP(1)	108,076	$2,369,020
Virgin Green Fund I, L.P.(2)	28,786	630,980

(1)	In September 2010, Khosla Ventures I, LP exercised their warrant to purchase 108,076 shares of Series C Preferred at a price of $5.48 per share.
(2)	Shai Weiss is the chairman of our board of directors and is a partner of Virgin Green Fund.

Certain relationships and related party transactions

Issuance of Series B preferred stock

In July 2007, we sold an aggregate of 1,027,397 shares of Series B preferred stock at a price of $2.92 per share for gross proceeds of approximately $3.0 million. The table below sets forth the number of shares of Series B preferred stock sold to our directors, executive officers and 5% stockholders and their affiliates.

Investor	Number of shares of Series B preferred stock	Aggregate purchase price
Virgin Green Fund I, L.P.(1)	1,027,397	$2,999,999.24

(1)	Shai Weiss is the chairman of our board of directors and is a partner of Virgin Green Fund.

Issuance of Series A-4 preferred stock

In April 2007, we sold an aggregate of 858,369 shares of Series A-4 preferred stock at a price of $2.33 per share for gross proceeds of approximately $2.0 million. The table below sets forth the number of shares of Series A-4 preferred stock sold to our directors, executive officers and 5% stockholders and their affiliates.

Investor	Number of shares of Series A-4 preferred stock	Aggregate purchase price
Khosla Ventures I, LP	858,369	$1,999,999.77

Issuance of Series A-3 preferred stock

In October 2006, we sold an aggregate of 915,000 shares of Series A-3 preferred stock at a price of $1.75 per share for gross proceeds of approximately $1.6 million. The table below sets forth the number of shares of Series A-3 preferred stock sold to our directors, executive officers and 5% stockholders and their affiliates.

Investor	Number of shares of Series A-3 preferred stock	Aggregate purchase price
Khosla Ventures I, LP	915,000	$1,601,250.00

Issuance of Series A-2 preferred stock

In February 2006, we sold an aggregate of 1,084,000 shares of Series A-2 preferred stock at a price of $0.8333 per share for gross proceeds of approximately $0.9 million. The table below sets forth the number of shares of Series A-2 preferred stock sold to our directors, executive officers and 5% stockholders and their affiliates.

Investor	Number of shares of Series A-2 preferred stock	Aggregate purchase price
Khosla Ventures I, LP	1,084,000	$903,297.20

Issuance of Series A-1 preferred stock

In August 2005, we sold an aggregate of 1,000,000 shares of Series A-1 preferred stock at a price of $0.50 per share for gross proceeds of approximately $0.5 million. The table below sets forth the number of shares of Series A-1 preferred stock sold to our directors, executive officers and 5% stockholders and their affiliates.

Investor	Number of shares of Series A-1 preferred stock	Aggregate purchase price
Khosla Ventures I, LP	1,000,000	$500,000.00

Certain relationships and related party transactions

REGISTRATION RIGHTS AGREEMENT

We have entered into an investors’ rights agreement with the purchasers of our outstanding preferred stock and certain holders of common stock and warrants to purchase our common stock and preferred stock, including entities with which certain of our directors are affiliated. As of August 31, 2010, the holders of 15,074,015 shares of our common stock, including shares of common stock issuable upon the conversion of our preferred stock in connection with this offering, based on the one-to-one conversion rates in effect as of August 31, 2010, and shares of common stock issuable upon exercise of outstanding warrants, are entitled to rights with respect to the registration of their shares under the Securities Act. For a more detailed description of these registration rights, see “Description of Capital Stock—Registration Rights.” See Note 8 of our consolidated financial statements for conversion ratio adjustments that may be applicable upon future events, such as the completion of this offering.

CONVERSION, AMENDMENT AND WAIVER AGREEMENT

We have entered into a conversion, amendment and waiver agreement with holders of our preferred stock and certain holders of our common stock and warrants to purchase shares of our preferred stock, which will take effect immediately prior to and contingent upon the closing of this offering. Under the terms of this agreement, holders of our preferred stock have agreed to waive their registration rights and to convert all outstanding shares of preferred stock into common stock in connection with this offering.

LETTER OF INTENT WITH TOTAL PETROCHEMICALS USA, INC.

In February 2010, we entered into a letter of intent for isobutanol supply with TOTAL PETROCHEMICALS, an affiliate of Total Energy Ventures International, one of our stockholders. For a description of this agreement, see “Business—Production and Distribution.”

FRANCES ARNOLD

In June 2005, we entered into a consulting agreement with Dr. Frances H. Arnold, a founder and former director of our company. Dr. Arnold is also a common stockholder and option holder of our company. Under this agreement, as amended, Dr. Arnold provides updates, advice and assistance related to certain technical matters and interacts with our investors and clients. Dr. Arnold is entitled to receive $2,000 per day in her capacity as a consultant.

CALTECH LICENSE AGREEMENT

In July 2005, we entered into a license agreement with Caltech. Caltech is a stockholder of the company and Dr. Frances Arnold, a professor at Caltech, is one of our former directors. Dr. Arnold is also a common stockholder and option holder of our company. For a description of this agreement, see “Business—Partnerships and Collaborations.”

OTHER TRANSACTIONS

We have entered into employment and offer letter agreements with certain of our executive officers that, among other things, provide for certain severance and change of control benefits. For a description of these agreements, see “Management—Employment Arrangements.”

We have granted stock options to our executive officers and certain of our directors. For a description of these options, see “Management—Grants of Plan-Based Awards in 2009 Table.”

We have entered into indemnification agreements with certain of our directors and officers, and will enter into new indemnification agreements with each of our current directors, officers, and certain employees before the completion of this offering. See “Management—Limitation on Liability and Indemnification Matters.”

Certain relationships and related party transactions

POLICIES AND PROCEDURES FOR RELATED PARTY TRANSACTIONS

Our board of directors intends to adopt a written related person transaction policy to set forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we were or are to be a participant, the amount involved exceeds $120,000, and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person.

Principal stockholders

The following table sets forth information about the beneficial ownership of our common stock as of August 31, 2010, by:

➢	each person, or group of affiliated persons, known to us to be the beneficial owner of more than 5% of our common stock;

➢	each named executive officer and each director; and

➢	all of our executive officers and directors as a group.

Unless otherwise noted below, the address of each beneficial owner listed on the table is c/o Gevo, Inc., 345 Inverness Drive South, Building C, Suite 310, Englewood, CO 80112. We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the tables below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of August 31, 2010. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Principal stockholders

We have based our calculation of the percentage of beneficial ownership prior to the offering on 15,666,183 shares of common stock outstanding on August 31, 2010 (which assumes the conversion of all of our outstanding shares of preferred stock into 14,505,526 shares of common stock in connection with the completion of this offering, based on the one-to-one conversion rate in effect as of August 31, 2010 (see Note 8 of our consolidated financial statements for conversion ratio adjustments that may be applicable upon future events, such as the completion of this offering)). We have based our calculation of the percentage of beneficial ownership after the offering on shares of our common stock outstanding immediately after the completion of this offering (including the sale of shares in this offering).

	Number of shares beneficially owned		Percentage of shares beneficially owned
Name and address of beneficial owner	Prior to the offering	After the offering	Prior to the offering	After the offering
5% Stockholders:
Entities affiliated with Khosla Ventures(1)	6,399,557		40.6%
Virgin Green Fund I, L.P.(2)	2,385,238		15.2%
Total Energy Ventures International(3)	1,996,603		12.7%
Burrill Life Sciences Capital Fund III, L.P.(4)	1,620,618		10.3%
Malaysian Life Sciences Capital Fund Ltd.(5)	1,426,595		9.1%

Named executive officers and directors:
Patrick R. Gruber, Ph.D.(6)	720,640		4.4%
Mark Smith(7)	76,428		*
Christopher Ryan, Ph.D.(8)	73,000		*
David Glassner, Ph.D.(9)	161,928		1.0%
Jack Huttner(10)	37,917		*
Shai Weiss(2)	2,385,238		15.2%
Ganesh M. Kishore, Ph.D.(5)	1,426,595		9.1%
Ron Commander, Ph.D.(11)	584,113		3.7%
Véronique Hervouet(12)	—		—
Carlos A. Cabrera(13)	12,413		*
Bruce A. Smith(13)	12,413		*
Stacy J. Smith(13)	12,413		*
All executive officers and directors as a group (thirteen persons)	5,616,077		33.26%

*	Represents beneficial ownership of less than 1% of the outstanding shares of our common stock.
(1)	Includes 4,788,026 shares held by Khosla Ventures I, LP, 1,503,455 shares held by Khosla Ventures III, LP and 108,076 shares which were acquired by Khosla Ventures I, LP in September 2010 pursuant to the exercise of a warrant held prior to this offering. The address for these entities is 3000 Sand Hill Road, Building 3, Suite 170, Menlo Park, CA 94025.
(2)	Includes 28,786 shares that may be acquired pursuant to the exercise of a warrant held prior to this offering by Virgin Green Fund I, L.P. (“Virgin Green Fund”). Shai Weiss is a partner of Virgin Green Fund and may be held to have voting and dispositive power over shares held by the fund. Mr. Weiss disclaims beneficial ownership of shares held by Virgin Green Fund, except to the extent of his pecuniary interest therein. The address for Virgin Green Fund and Mr. Weiss is c/o VGF Advisers (US) LLC, 27 South Park Street, Suite 200, San Francisco, CA 94107.
(3)	The address for Total Energy Ventures International is 2, place Jean Millier—La Défense 6, 92078 Paris la Défense Cedex France.
(4)	The address for Burrill Life Sciences Capital Fund III, L.P. is One Embarcadero Center, Suite 2700, San Francisco, CA 94111.

(footnotes continued on following page)

Principal stockholders

(5)	Ganesh M. Kishore, Ph.D. is the Chief Executive Officer of Malaysian Life Sciences Capital Fund (“Malaysian Life Sciences”), and may be held to have voting and dispositive power over shares held by the fund. Dr. Kishore disclaims beneficial ownership of shares held by Malaysian Life Sciences, except to the extent of his pecuniary interest therein. The address for Malaysian Life Sciences is No. 36-01, level Menara Dion, 27, Jalan Sultan Ismail, 50250 Kuala Lumpur, Malaysia.
(6)	Represents 720,640 shares issuable pursuant to stock options exercisable within 60 days of August 31, 2010.
(7)	Represents 76,428 shares issuable pursuant to stock options exercisable within 60 days of August 31, 2010.
(8)	Represents 73,000 shares issuable pursuant to stock options exercisable within 60 days of August 31, 2010.
(9)	Represents 161,928 shares issuable pursuant to stock options exercisable within 60 days of August 31, 2010.
(10)	Represents 37,917 shares issuable pursuant to stock options exercisable within 60 days of August 31, 2010.
(11)	Includes 584,113 shares beneficially owned by LANXESS Corporation. Ron Commander, Ph.D. is employed by Lanxess Butyl Pte. Ltd. as the head of the LANXESS Group’s Butyl Rubber Business. Lanxess Butyl Pte. Ltd. is an affiliate of LANXESS Corporation, and Dr. Commander may be held to have voting and dispositive power over shares held by LANXESS Corporation. Dr. Commander disclaims beneficial ownership of shares held by LANXESS Corporation, except to the extent of his pecuniary interest therein. The address for Dr. Commander is 111 RIDC Park West Drive, Pittsburgh, PA 15275-1112.
(12)	Excludes 1,996,603 shares beneficially owned by Total Energy Ventures International. The voting and disposition of these shares is determined by an investment committee of TOTAL S.A., of which Ms. Hervouet is not a member. Ms. Hervouet also has no pecuniary interest in such shares. The address for TOTAL S.A., Total Energy Ventures International and Ms. Hervouet is 2, place Jean Millier—La Défense 6, 92078 Paris la Défense Cedex France.
(13)	Represents 12,413 shares issuable pursuant to stock options exercisable within 60 days of August 31, 2010.

Description of capital stock

GENERAL

Upon the completion of this offering, we will have authorized under our amended and restated certificate of incorporation              shares of common stock, $0.01 par value per share, and              shares of preferred stock, $0.01 par value per share. The following information assumes the filing of our amended and restated certificate of incorporation and the conversion of all of our outstanding convertible preferred stock into shares of common stock based on the one-to-one conversion rate in effect as of August 31, 2010. See Note 8 of our consolidated financial statements for conversion ratio adjustments that may be applicable upon future events, such as the completion of this offering.

As of August 31, 2010, there were outstanding:

➢	15,666,183 shares of our common stock held by approximately 30 stockholders; and

➢	2,854,315 shares of our common stock issuable upon exercise of outstanding stock options.

The following description of our capital stock and provisions of our amended and restated certificate of incorporation and amended and restated bylaws to be in effect upon the completion of this offering are summaries. Copies of these documents have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will occur upon the closing of this offering. Currently, there is no established public trading market for our common stock.

COMMON STOCK

Dividends

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Voting rights

Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the voting shares are able to elect all of the directors.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Description of capital stock

Rights and preferences

Holders of our common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of our preferred stock that we may designate in the future.

PREFERRED STOCK

Upon the completion of this offering, our board of directors will have the authority, without further action by our stockholders, to issue up to              shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock. The issuance of our preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control of our company or other corporate action. Upon completion of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

WARRANTS

The following table sets forth information about outstanding warrants to purchase shares of our stock as of August 31, 2010. Upon completion of this offering, the warrants to purchase shares of our preferred stock will convert into warrants to purchase our common stock. See Note 8 of our consolidated financial statements for a description of the conversion ratio applicable to each series of our preferred stock.

Class of stock	Maximum number of shares	Exercise price per share ($)	Expiration date
Common	858,000	2.70	9/21/16	(1)
Series A-3 preferred stock	15,000	1.75	12/18/13	(2)
Series A-4 preferred stock	15,021	2.33	4/30/14	(2)
Series C preferred stock	108,076	5.48	1/3/18	(3)
Series C preferred stock	28,786	5.48	1/18/18	(4)
Series C preferred stock	24,919	5.48	4/5/15	(2)
Series C preferred stock	59,307	5.48	8/12/15	(2)
Series D preferred stock	55,000	7.04	7/20/16	(2)
Series D-1 preferred stock	50,380	17.12	8/5/17	(5)

(1)	Warrant expires upon the earlier to occur of (i) an act of fraud by Michael A. Slaney or David N. Black and (ii) the specified expiration date.
(2)	Warrant expires upon the earlier to occur of (i) the close of business on the specified expiration date or (ii) three years after the completion of this offering.
(3)	Warrant was exercised in September 2010.
(4)	Warrant expires upon the earlier to occur of (i) the specified expiration date or (ii) five years after the completion of this offering.
(5)	Warrant expires upon the later of (i) the specified expiration date or (ii) five years after the completion of this offering. Warrant is exercisable into Series D-1 preferred stock or shares of our preferred stock sold in the next round of equity financing, if such shares are sold at a price per share less than $17.12, as adjusted. An additional 54,760 warrants to purchase shares of our Series D-1 preferred stock vested upon the closing of the Agri-Energy acquisition in September 2010.

Description of capital stock

REGISTRATION RIGHTS

We are party to an investors’ rights agreement which provides that holders of 15,074,015 shares of our common stock, including shares of common stock issuable upon the conversion of our preferred stock in connection with this offering, based on the one-to-one conversion rates in effect as of August 31, 2010, and shares of common stock issuable upon the exercise of outstanding warrants, have the right in specified circumstances to require us to register their shares under the Securities Act for resale to the public. These shares are referred to as registrable securities.

Set forth below is a summary of the registration rights held by holders of registrable securities pursuant to this agreement. See Note 8 of our consolidated financial statements for conversion ratio adjustments that may be applicable upon future events, such as the completion of this offering.

Demand registration

Beginning on the earlier of 180 days after the completion of this offering and March 26, 2013, the holders of at least 30% of the outstanding registrable securities can, on not more than two occasions, request that we file a registration statement under the Securities Act in order to register all or any part of the registrable securities held by such holders, subject to certain conditions and limitations. The aggregate registrable securities requested to be registered pursuant to such request must represent at least 30% of the registrable securities then outstanding and must have an anticipated aggregate public offering price, net of underwriting discounts and commissions, of at least five million dollars.

If our board of directors believes in good faith that it would be seriously detrimental to us and our stockholders to proceed with a registration at the time the demand is made, we may delay the registration once in any 12-month period for a period not to exceed 90 days. Also, if the holders of registrable securities requesting registration request that the shares be offered for distribution through an underwriting, we may reduce the number of registrable securities to be registered upon the advice of the underwriters for the offering. If shares of our stock requested to be included in a registration must be excluded pursuant to the underwriters’ advice, we will generally register a pro rata portion of the shares requested to be registered.

Piggyback registration

Subject to certain limitations, holders of registration rights pursuant to the investors’ rights agreement have unlimited rights to request that their registrable securities be included in any registration of our common stock that we initiate. However, these holders have no registration rights with respect to registrations relating solely to employee benefit plans or registrations on certain registration statement forms.

The holders of registration rights have waived their rights to include any of their registrable securities in this offering.

Form S-3 registration

After we have qualified for registration on Form S-3, which will not occur until at least 12 months after we have become a publicly-reporting company, any holder of registrable securities then outstanding may request in writing that we effect registration of its shares on Form S-3, provided that the offering proceeds of the shares proposed to be registered on behalf of our stockholders, net of underwriting discounts and commissions, in each registration is at least $3,000,000.

If our board of directors believes in good faith that it would be seriously detrimental to us and our stockholders to proceed with an S-3 registration at the time the demand is made, we may delay the registration once in any 12-month period for a period not to exceed 90 days. In addition, we are not

Description of capital stock

required to make any registration on Form S-3 under the registration rights agreement if we have effected another registration pursuant to the Form S-3 registration rights on behalf of the holders of registrable securities within 12 months prior to the request.

Transferability

The registration rights are generally transferable to any transferee who acquires at least 250,000 shares of registrable securities from the transferor.

Expenses

Generally, we are required to bear all registration and selling expenses incurred in connection with the demand, piggyback and Form S-3 registrations described above, other than underwriting discounts and commissions. We are also required to bear the reasonable fees and expenses, not to exceed $30,000, of one counsel for the selling stockholders in each registration.

ANTI-TAKEOVER PROVISIONS

Certificate of incorporation and bylaws to be in effect upon the completion of this offering

Our amended and restated certificate of incorporation to be in effect upon the completion of this offering will provide for our board of directors to be divided into three classes, with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the shares of common stock outstanding will be able to elect all of our directors. Our amended and restated certificate of incorporation and amended and restated bylaws to be effective upon the completion of this offering will provide that all stockholder actions must be effected at a duly called meeting of the stockholders and not by a consent in writing, and that only our board of directors may call a special meeting of the stockholders.

Our amended and restated certificate of incorporation will require a 66 2/3% stockholder vote for the adoption, amendment or repeal of any provision of our amended and restated bylaws and for the amendment or repeal of certain provisions of our amended and restated certificate of incorporation relating to the classification of our board of directors, the requirement that stockholder actions be effected at a duly called meeting, and the designated parties entitled to call a special meeting of the stockholders. The combination of the classification of our board of directors, the lack of cumulative voting and the 66 2/3% stockholder voting requirements will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Because our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions may have the effect of deterring hostile takeovers or delaying changes in our control or management. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage

Description of capital stock

certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in our management.

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

➢	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested holder;

➢

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

➢

on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

➢	any merger or consolidation involving the corporation and the interested stockholder;

➢	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

➢	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

➢

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

➢	the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or is an affiliate or associate of the corporation and within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

LIMITATIONS OF LIABILITY AND INDEMNIFICATION MATTERS

For an in depth discussion of liability and indemnification, please see “Management—Limitation on Liability and Indemnification Matters.”

Description of capital stock

THE NASDAQ GLOBAL MARKET LISTING

We have applied to have our common stock approved for listing on The Nasdaq Global Market under the symbol “GEVO.”

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

Shares eligible for future sale

Prior to this offering, there has been no public market for our common stock. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Based on the number of shares of common stock outstanding as of August 31, 2010, upon completion of this offering,              shares of common stock will be outstanding, assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of options or warrants. All of the shares sold by us in this offering will be freely tradable unless purchased by our affiliates. The remaining              shares of common stock outstanding after this offering will be restricted as a result of securities laws or lock-up agreements as described below. Following the expiration of the lock-up period, all shares will be eligible for resale in compliance with Rule 144 or Rule 701 to the extent such shares have been released from any repurchase option that we may hold. “Restricted securities” as defined under Rule 144 were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act. These shares may be sold in the public market only if registered or pursuant to an exemption from registration, such as Rule 144 or Rule 701 under the Securities Act.

RULE 144

In general, under Rule 144 of the Securities Act, as in effect on the date of this prospectus, a person (or persons whose shares are aggregated) who has beneficially owned restricted stock for at least six months, will be entitled to sell in any three-month period a number of shares that does not exceed the greater of:

➢	1% of the number of shares of common stock then outstanding, shares immediately after this offering (or shares if the underwriters’ option to purchase additional shares is exercised in full); or

➢	the average weekly trading volume of our common stock on The Nasdaq Global Market during the four calendar weeks immediately preceding the date on which the notice of sale is filed with the SEC.

Sales pursuant to Rule 144 are subject to requirements relating to manner of sale, notice and availability of current public information about us. A person (or persons whose shares are aggregated) who is not deemed to be an affiliate of ours for 90 days preceding a sale, and who has beneficially owned restricted stock for at least one year is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Rule 144 will not be available to any stockholders until we have been subject to the reporting requirements of the Exchange Act for 90 days.

RULE 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and under “Underwriting” included elsewhere in this prospectus and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Shares eligible for future sale

LOCK-UP AGREEMENTS

We, along with our directors, executive officers and all of our other holders of common and preferred stock and the holders of currently outstanding common and preferred stock warrants have agreed with the underwriters that for a period of 180 days following the date of this prospectus, we or they will not offer, sell, contract to sell, pledge, or otherwise dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, or enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, subject to specified exceptions. UBS Securities LLC and Goldman, Sachs & Co. may, in their sole discretion, at any time without prior notice, release all or any portion of the shares from the restrictions in any such agreement.

The 180-day restricted period described in the preceding paragraph will be extended if:

➢	during the last 15 calendar days plus three business days of the 180-day restricted period we issue an earnings release or material news or a material event relating to us occurs; or

➢	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the date that is 15 calendar days plus three business after the date on which the issuance of the release or the material news or material event occurred, unless such extension is waived, in writing, by UBS Securities LLC and Goldman, Sachs & Co. on behalf of the underwriters.

The restrictions set forth above do not apply to certain issuances by us and certain transfers by our stockholders, which are described in “Underwriting—No Sales of Similar Securities.”

REGISTRATION RIGHTS

We are party to an investors’ rights agreement which provides that holders of our preferred stock and certain holders of our common stock and warrants to purchase our preferred stock have the right to demand that we file a registration statement covering their shares or request that their shares be covered by a registration statement that we are otherwise filing. For a more detailed description of these registration rights, see “Description of Capital Stock—Registration Rights.” Except for shares purchased by affiliates, registration of their shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of the registration, subject to the expiration of the lock-up period and to the extent such shares have been released from any repurchase option that we may hold.

STOCK PLANS

As soon as practicable after the completion of this offering, we intend to file a Form S-8 registration statement under the Securities Act to register shares of our common stock subject to options outstanding or reserved for issuance under our 2006 omnibus securities and incentive plan and our 2010 stock incentive plan. This registration statement will become effective immediately upon filing, and shares covered by this registration statement will thereupon be eligible for sale in the public markets, subject to Rule 144 limitations applicable to affiliates and any lock-up agreements. For a more complete discussion of our stock plans, see “Management—Employee Benefit and Stock Plans.”

Certain material United States federal income tax consequences to non-US holders

The following is a summary of certain material US federal income and estate tax consequences to non-US holders (as defined below) of the acquisition, ownership and disposition of our common stock issued pursuant to this offering. This discussion is not a complete analysis of all of the potential US federal income tax consequences relating thereto, nor does it address any gift tax consequences or any tax consequences arising under any state, local or foreign tax laws, or any other US federal tax laws. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service, or IRS, all as in effect as of the date of this offering. These authorities may change, possibly retroactively, or may be subject to different interpretation, resulting in US federal income and estate tax consequences different from those discussed below. No ruling has been or will be sought from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the acquisition, ownership or disposition of our common stock, or that any such contrary position would not be sustained by a court.

This discussion is limited to non-US holders who purchase our common stock issued pursuant to this offering and who hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all of the US tax consequences that may be relevant to a particular holder in light of such holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the US federal income tax laws, including, without limitation:

➢	US expatriates or former long-term residents of the US;

➢	partnerships and their partners;

➢	real estate investment trusts;

➢	regulated investment companies;

➢	“controlled foreign corporations;”

➢	“passive foreign investment companies;”

➢	banks, insurance companies, or other financial institutions;

➢	brokers, dealers, or traders in securities, commodities or currencies;

➢	tax-exempt organizations;

➢	retirement plans;

➢	persons subject to the alternative minimum tax;

➢	persons holding our common stock as part of a straddle, hedge, conversion transaction, constructive sale, or other integrated transaction; or

➢	persons who have acquired our common stock as compensation or otherwise in connection with the performance of services.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS AND ANY OTHER UNITED STATES FEDERAL TAX LAWS.

Certain material United States federal income tax consequences to non-US holders

DEFINITION OF NON-US HOLDER

For purposes of this discussion, a non-US holder is any beneficial owner of our common stock that is not a “US person” or a partnership (or other entity treated as a partnership) for US federal income tax purposes. A US person is any of the following:

➢	an individual citizen or resident of the US;

➢	a corporation (or other entity treated as a corporation for US federal tax purposes) created or organized under the laws of the US, any state thereof or the District of Columbia;

➢	an estate the income of which is subject to US federal income tax regardless of its source; or

➢

a trust (i) the administration of which is subject to the primary supervision of a US court and all substantial decisions of which are controlled by one or more US persons or (ii) that has a valid election in effect under applicable Treasury Regulations to be treated as a US person.

If a partnership or other entity or arrangement treated as a partnership for US federal income tax purposes holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, we urge you to consult your tax advisor.

DISTRIBUTIONS ON OUR COMMON STOCK

If we make cash or other property distributions on our common stock, such distributions will generally constitute dividends for US federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under US federal income tax principles. Amounts not treated as dividends for US federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder’s adjusted tax basis in the common stock, but not below zero. Distributions in excess of our current and accumulated earnings and profits and in excess of a non-US holder’s tax basis in its shares will be treated as gain realized on the sale or other disposition of the common stock and will be treated as described under “Gain on Disposition of Our Common Stock” below.

Dividends paid to a non-US holder of our common stock generally will be subject to US federal withholding tax at a rate of 30% of the gross amount of the dividends, or such lower rate specified by an applicable income tax treaty. To receive the benefit of a reduced treaty rate, a non-US holder must furnish to us or our paying agent a valid IRS Form W-8BEN (or applicable successor form) certifying such holder’s qualification for the reduced rate. This certification must be provided to us or our paying agent prior to the payment of dividends and must be updated periodically.

If a non-US holder holds our common stock in connection with the conduct of a trade or business in the US, and dividends paid on the common stock are effectively connected with such holder’s US trade or business, the non-US holder will be exempt from US federal withholding tax. To claim the exemption, the non-US holder must generally furnish to us or our paying agent a properly executed IRS Form W-8ECI (or applicable successor form) and must update such form periodically.

Any dividends paid on our common stock that are effectively connected with a non-US holder’s US trade or business generally will be subject to US federal income tax on a net income basis at the regular graduated US federal income tax rates in much the same manner as if such holder were a resident of the US, unless an applicable income tax treaty provides otherwise. A non-US holder that is a foreign corporation also may be subject to a branch profits tax equal to 30% (or such lower rate specified by an

Certain material United States federal income tax consequences to non-US holders applicable income tax treaty) of a portion of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Non-US holders are urged to consult any applicable income tax treaties that may provide for different rules.

A non-US holder who claims the benefit of an applicable income tax treaty generally will be required to satisfy applicable certification and other requirements prior to the distribution date. Non-US holders that do not timely provide us or our paying agent with the required certification, but which qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-US holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

GAIN ON DISPOSITION OF OUR COMMON STOCK

A non-US holder generally will not be subject to US federal income tax on any gain realized upon the sale or other disposition of our common stock, unless:

➢

the gain is effectively connected with the non-US holder’s conduct of a trade or business in the US and, in the case of a non-US holder, otherwise eligible for the benefits of an applicable income tax treaty, attributable to a permanent establishment maintained by the non-US holder in the US;

➢	the non-US holder is an individual present in the US for 183 days or more during the taxable year of the disposition, and certain other requirements are met; or

➢

our common stock constitutes a “US real property interest” by reason of our status as a US real property holding corporation, or USRPHC, for US federal income tax purposes at any time within the shorter of (i) the five-year period ending on the date of the disposition or (ii) the non-US holder’s holding period for our common stock. We will be a USRPHC if the fair market value of our US real property interests equals or exceeds 50 percent of the fair market value of our (A) US real property interests, (B) foreign real property interests, and (C) other assets which are used or held for use in a trade or business.

We believe we are not currently and do not anticipate becoming a USRPHC for US federal income tax purposes. Even if we become a USRPHC, however, so long as our common stock is regularly traded on an established securities market, such common stock will be treated as US real property interests in the hands of a non-US holder only if the non-US holder actually or constructively holds more than 5% of our common stock.

Unless an applicable income tax treaty provides otherwise, gain described in the first bullet point above will be subject to US federal income tax on a net income basis at the regular graduated US federal income tax rates in much the same manner as if such holder were a resident of the US. Further, non-US holders that are foreign corporations also may be subject to a branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of a portion of its effectively connected earnings and profits for the taxable year, as adjusted for certain items.

Gain described solely in the second bullet point above will be subject to US federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty), but may be offset by US source capital losses (even though the individual is not considered a resident of the US).

Non-US holders are urged to consult any applicable income tax treaties that may provide for different rules.

Certain material United States federal income tax consequences to non-US holders

FEDERAL ESTATE TAX

As of the date of this offering, as a result of prior amendments to the Code, there is no US federal estate tax for 2010, but such estate tax is scheduled to be fully reinstated, as in effect prior to 2010, in 2011. Under the US federal estate tax as in effect prior to 2010, common stock owned or treated as owned by an individual who is not a citizen or resident of the US (as specially defined for US federal estate tax purposes) at the time of death will be included in the individual’s gross estate for US federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise, and therefore may be subject to US federal estate tax.

INFORMATION REPORTING AND BACKUP WITHHOLDING

We must report annually to the IRS and to each non-US holder the amount of distributions on our common stock paid to such holder and the amount of tax withheld, if any, with respect to those distributions. These information reporting requirements apply even if no withholding was required because the distributions were effectively connected with the holder’s conduct of a US trade or business, or withholding was reduced or eliminated by an applicable income tax treaty. This information also may be made available under a specific treaty or agreement to the tax authorities in the country in which the non-US holder resides or is established.

Backup withholding may apply to distribution payments to a non-US holder of our common stock and information reporting and backup withholding may apply to the payments of the proceeds of a sale of our common stock within the US or through certain US-related financial intermediaries, unless the non-US holder furnishes to us or our paying agent the required certification as to its non-US status, such as by providing a valid IRS Form W-8BEN or IRS Form W-8ECI, or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we have or our paying agent has actual knowledge, or reason to know, that the holder is a US person that is not an exempt recipient.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-US holder’s US federal income tax liability, provided the required information is timely furnished to the IRS. Non-US holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them.

RECENT LEGISLATIVE DEVELOPMENTS

Recently enacted legislation will require, after December 31, 2012, withholding at a rate of 30% on dividends in respect of, and gross proceeds from the sale of, our common stock held by or through certain foreign financial institutions (including investment funds), unless such institution enters into an agreement with the Secretary of the Treasury to report, on an annual basis, information with respect to accounts or interests in the institution held by certain US persons and by certain non-US entities that are wholly or partially owned by US persons. Accordingly, the entity through which our common stock is held will affect the determination of whether such withholding is required. Similarly, dividends in respect of, and gross proceeds from the sale of, our common stock held by an investor that is a non-financial non-US entity will be subject to withholding at a rate of 30%, unless such entity either (i) certifies to us that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which we will in turn provide to the Secretary of the Treasury. The recently enacted legislation requires the Secretary of the Treasury to coordinate the withholding rules of the new legislation and the withholding rules of other provisions of the Code (such

Certain material United States federal income tax consequences to non-US holders as the withholding rules discussed above under “Distributions on Our Common Stock” and “Information Reporting and Backup Withholding”). Furthermore, although there can be no assurances in this regard, it is possible that if a beneficial owner of a payment is entitled to treaty benefits and the recently enacted legislation results in withholding that overly-taxes the beneficial owner, the beneficial owner may be eligible for a credit or refund, provided the beneficial owner complies with procedures to be established by the Secretary of the Treasury. Non-US holders are encouraged to consult with their tax advisors regarding the possible implications of the legislation on their investment in our common stock.

Underwriting

We are offering the shares of our common stock described in this prospectus through the underwriters named below. UBS Securities LLC and Goldman, Sachs & Co. are acting as joint book-running managers of this offering and as the representatives of the underwriters. We have entered into an underwriting agreement with the representatives. Subject to the terms and condition of the underwriting agreement, each of the underwriters has severally agreed to purchase the number of shares of common stock listed next to its name in the following table.

Underwriters	Number of shares
UBS Securities LLC
Goldman, Sachs & Co.
Piper Jaffray & Co.

Total

The underwriting agreement provides that the underwriters must buy all of the shares if they buy any of them. However, the underwriters are not required to pay for the shares covered by the underwriters’ over-allotment option described below.

Our common stock is offered subject to a number of conditions, including:

➢	receipt and acceptance of our common stock by the underwriters; and

➢	the underwriters’ right to reject orders in whole or in part.

We have been advised by the representatives that the underwriters intend to make a market in our common stock but that they are not obligated to do so and may discontinue making a market at any time without notice.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

OVER-ALLOTMENT OPTION

We have granted the underwriters an option to buy up to an aggregate of              additional shares of our common stock. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above.

COMMISSIONS AND DISCOUNTS

Shares sold by the underwriters to the public will initially be offered at the initial offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the initial public offering price. Sales of shares made outside of the US may be made by affiliates of the underwriters. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the

Underwriting

prices and upon the terms stated therein and, as a result, will thereafter bear any risk associated with changing the offering price to the public or other selling terms. The representatives of the underwriters have informed us that they do not expect to sell more than an aggregate of five percent of the total number of shares of common stock offered by them to accounts over which such representatives exercise discretionary authority.

The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase up to              additional shares.

	No exercise	Full exercise
Per share	$	$
Total	$	$

We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions, will be approximately $             million.

NO SALES OF SIMILAR SECURITIES

We, our executive officers and directors, the holders of all of our outstanding shares of common and preferred stock and the holders of all of our currently outstanding common and preferred stock warrants have entered into lock-up agreements with the underwriters. Under these agreements, we and each of these persons may not, without the prior written approval of UBS Securities LLC and Goldman, Sachs & Co. offer, sell, contract to sell, pledge, or otherwise dispose of, directly or indirectly, or hedge our common stock or securities convertible into or exchangeable or exercisable for our common stock, except in the circumstances described below. These restrictions will be in effect for a period of 180 days after the date of this prospectus, which period is subject to extension in the circumstances described in the paragraph below. At any time and without public notice, UBS Securities LLC and Goldman, Sachs & Co. may, in their sole discretion, release some or all the securities from these lock-up agreements.

Notwithstanding the above, if (i) during the period beginning on the date that is 15 calendar days plus three business days before the last day of the 180-day period described in the paragraph above, or the initial lock-up period, and ends on the last day of the initial lock-up period, we issue an earnings release or material news or a material event relating to us occurs; or (ii) prior to the expiration of the initial lock-up period, we announce that we will release earnings results during the 16 day period beginning on the last day of the initial lock-up period, then the restrictions imposed by these lock-up agreements will continue to apply until the expiration of the date that is 15 calendar days plus three business days after the date on which the issuance of the earnings release or the material news or material event occurs.

The restrictions set forth above shall not apply to our issuance of shares of our common stock described below:

➢	the issuance by us of shares of common stock upon the exercise of options or warrants disclosed as outstanding in this prospectus;

➢	the issuance to employees or directors of restricted stock grants or stock options not exercisable during the lock-up period pursuant to equity incentive plans described in this prospectus;

➢	the filing of registration statements on Form S-8 relating to shares of our common stock which may be issued pursuant to our existing equity incentive plans; and

Underwriting

➢

the registration under the Securities Act and issuance by us of shares of our common stock in connection with any acquisitions or strategic investments as long as (i) the number of shares issued does not exceed 10% of the number of shares of our common stock outstanding immediately after this offering (after giving effect to the conversion of all of our currently outstanding shares of convertible preferred stock), and (ii) each of the recipients of these shares execute a lock-up agreement for the remainder of the lock-up period.

The restrictions set forth above shall not apply to the following types of transfers of shares of our common stock, or securities convertible into or exchangeable or exercisable for our common stock, by any of our directors, executive officers or the holders of our shares or warrants in the following circumstances:

➢	a bona fide gift; provided, that the recipient thereof executes a lock-up agreement for the remainder of the lock-up period;

➢

a disposition to any trust for the direct or indirect benefit of the holder and/or the holder’s immediate family; provided, that (i) such disposition does not involve a disposition for value and (ii) such trust executes a lock-up agreement for the remainder of the lock-up period;

➢

in the case of a corporation, limited liability company or partnership, a transfer to a wholly-owned subsidiary thereof, or to the direct or indirect stockholders, members or partners or other affiliates thereof; provided, that (i) such transfer does not involve a disposition for value, (ii) the transferee executes a lock-up agreement for the remainder of the lock-up period, and (iii) no filing pursuant to Section 16 of the Exchange Act is required as a result of such transfer;

➢

a transfer which occurs by operation of law; provided, that (i) no filing pursuant to Section 16 of the Exchange Act is required as a result of such transfer and (ii) such transferee executes a lock-up agreement for the remainder of the lock-up period; and

➢

the disposition of shares of common stock acquired in open market transactions after the offering; provided, that such disposition is not required to be reported pursuant to Section 16 of the Exchange Act.

INDEMNIFICATION

We have agreed to indemnify the several underwriters against certain liabilities, including certain liabilities under the Securities Act. If we are unable to provide this indemnification, we have agreed to contribute to payments the underwriters may be required to make in respect of those liabilities.

NASDAQ GLOBAL MARKET QUOTATION

We have applied to have our common stock approved for listing on The Nasdaq Global Market under the symbol “GEVO.”

PRICE STABILIZATION, SHORT POSITIONS

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

➢	stabilizing transactions;

➢	short sales;

➢	purchases to cover positions created by short sales;

Underwriting

➢	imposition of penalty bids; and

➢	syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering and purchasing shares of common stock on the open market to cover short positions created by short sales. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriters may close out any covered short position by either exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on The Nasdaq Global Market, in the over-the-counter market or otherwise.

DETERMINATION OF OFFERING PRICE

Prior to this offering, there was no public market for our common stock. The initial public offering price will be determined by negotiation by us and the representatives of the underwriters. The principal factors to be considered in determining the initial public offering price include:

➢	the information set forth in this prospectus and otherwise available to representatives;

➢	our history and prospects and the history and prospects for the industry in which we compete;

➢	our past and present financial performance and an assessment of our management;

➢	our prospects for future earnings and the present state of our development;

➢	the general condition of the securities market at the time of this offering;

➢	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

➢	other factors deemed relevant by the underwriters and us.

Underwriting

AFFILIATIONS

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and their affiliates may from time to time in the future engage with us and perform services for us in the ordinary course of their business for which they will receive customary fees and expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of us or our subsidiaries. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of these securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in these securities and instruments.

DIRECTED SHARE PROGRAM

At our request, the underwriters have reserved up to 5% of the common stock being offered by this prospectus for sale at the initial public offering price to our directors, officers, employees and other individuals associated with us and members of their families. The sales will be made by UBS Financial Services Inc., a selected dealer affiliated with UBS Securities LLC, through a directed share program. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. Participants in the directed share program who purchase more than $500,000 of shares shall be subject to a 180-day lock-up with respect to any shares sold to them pursuant to that program. This lock-up will have similar restrictions and an identical extension provision to the lock-up agreements described below. Any shares sold in the directed share program to our directors, executive officers or existing security holders shall be subject to the lock-up agreements described above. See “No Sales of Similar Securities.”

NOTICE TO INVESTORS

Notice to prospective investors in the European Economic Area

In relation to each Member State of the European Economic Area, or EEA, which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from, and including, the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), an offer to the public of our securities which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, except that, with effect from, and including, the Relevant Implementation Date, an offer to the public in that Relevant Member State of our securities may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

➢	to legal entities which are authorized or regulated to operate in the financial markets, or, if not so authorized or regulated, whose corporate purpose is solely to invest in our securities;

➢

to any legal entity which has two or more of: (i) an average of at least 250 employees during the last (or, in Sweden, the last two) financial year(s); (ii) a total balance sheet of more than €43,000,000 and (iii) an annual net turnover of more than €50,000,000, as shown in its last (or, in Sweden, the last two) annual or consolidated accounts;

Underwriting

➢	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representative for any such offer; or

➢

in any other circumstances falling within Article 3(2) of the Prospectus Directive provided that no such offer of our securities shall result in a requirement for the publication by us or any underwriter or agent of a prospectus pursuant to Article 3 of the Prospectus Directive.

As used above, the expression “offered to the public” in relation to any of our securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our securities to be offered so as to enable an investor to decide to purchase or subscribe for our securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The EEA selling restriction is in addition to any other selling restrictions set out in this prospectus.

Notice to prospective investors in the United Kingdom

This prospectus is only being distributed to and is only directed at: (i) persons who are outside the United Kingdom; (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons falling within (i)-(iii) together being referred to as “relevant persons”). The shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

Notice to prospective investors in Switzerland

The prospectus does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations (“CO”) and the shares will not be listed on the SIX Swiss Exchange. Therefore, the prospectus may not comply with the disclosure standards of the CO and/or the listing rules (including any prospectus schemes) of the SIX Swiss Exchange. Accordingly, the shares may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors, which do not subscribe to the shares with a view to distribution.

Notice to prospective investors in Australia

This prospectus is not a formal disclosure document and has not been, nor will be, lodged with the Australian Securities and Investments Commission. It does not purport to contain all information that an investor or their professional advisers would expect to find in a prospectus or other disclosure document (as defined in the Corporations Act 2001 (Australia)) for the purposes of Part 6D.2 of the Corporations Act 2001 (Australia) or in a product disclosure statement for the purposes of Part 7.9 of the Corporations Act 2001 (Australia), in either case, in relation to the securities.

The securities are not being offered in Australia to “retail clients” as defined in sections 761G and 761GA of the Corporations Act 2001 (Australia). This offering is being made in Australia solely to “wholesale clients” for the purposes of section 761G of the Corporations Act 2001 (Australia) and, as such, no prospectus, product disclosure statement or other disclosure document in relation to the securities has been, or will be, prepared.

Underwriting

This prospectus does not constitute an offer in Australia other than to wholesale clients. By submitting an application for our securities, you represent and warrant to us that you are a wholesale client for the purposes of section 761G of the Corporations Act 2001 (Australia). If any recipient of this prospectus is not a wholesale client, no offer of, or invitation to apply for, our securities shall be deemed to be made to such recipient and no applications for our securities will be accepted from such recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of such offer, is personal and may only be accepted by the recipient. In addition, by applying for our securities you undertake to us that, for a period of 12 months from the date of issue of the securities, you will not transfer any interest in the securities to any person in Australia other than to a wholesale client.

Notice to prospective investors in Hong Kong

Our securities may not be offered or sold in Hong Kong, by means of this prospectus or any document other than (i) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (ii) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong). No advertisement, invitation or document relating to our securities may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere) which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to prospective investors in Japan

Our securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the “Financial Instruments and Exchange Law”) and our securities will not be offered or sold, directly or indirectly, in Japan, or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan, or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to prospective investors in Singapore

This document has not been registered as a prospectus with the Monetary Authority of Singapore and in Singapore, the offer and sale of our securities is made pursuant to exemptions provided in sections 274 and 275 of the Securities and Futures Act, Chapter 289 of Singapore (“SFA”). Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our securities may not be circulated or distributed, nor may our securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor as defined in Section 4A of the SFA pursuant to Section 274 of the SFA, (ii) to a relevant person as defined in section 275(2) of the SFA pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with the conditions (if any) set forth in the SFA. Moreover, this document is not a prospectus

Underwriting

as defined in the SFA. Accordingly, statutory liability under the SFA in relation to the content of prospectuses would not apply. Prospective investors in Singapore should consider carefully whether an investment in our securities is suitable for them.

Where our securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

➢

by a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

➢	for a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor;

shares of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 of the SFA, except:

➢

to an institutional investor, for corporations under Section 274 of the SFA, or to a relevant person defined in Section 275(2) of the SFA, or any person pursuant to an offer that is made on terms that such shares of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA;

➢	where no consideration is given for the transfer; or

➢	where the transfer is by operation of law.

In addition, investors in Singapore should note that the securities acquired by them are subject to resale and transfer restrictions specified under Section 276 of the SFA, and they, therefore, should seek their own legal advice before effecting any resale or transfer of their securities.

Legal matters

The validity of our common stock offered by this prospectus will be passed upon for us by Paul, Hastings, Janofsky & Walker LLP, San Diego, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP.

Experts

The consolidated financial statements of Gevo, Inc. and subsidiary as of December 31, 2008 and 2009, and for each of the three years in the period ended December 31, 2009, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the consolidated financial statements and includes explanatory paragraphs referring to the company’s status as a development stage enterprise and the company’s change in the method of accounting for preferred stock warrants). Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The combined financial statements of Agri-Energy as of and for the years ended December 31, 2008 and 2009, included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the preparation of the combined financial statements from the separate records maintained by CORN-er Stone Farmers’ Cooperative) appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The information contained in this prospectus relating to the estimated timing, cost and results of our GIFT™ retrofit process was derived from the reports of ICM, and has been included herein upon the authority of ICM as an expert.

The information contained in this prospectus relating to the testing of isobutanol’s contribution to stress crack corrosion in pipeline materials was derived from the report of DNV Columbus, Inc., and has been included herein upon the authority of DNV Columbus, Inc. as an expert.

Where you can find additional information

We have filed with the SEC, a registration statement on Form S-1 under the Securities Act, with respect to the shares of our common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. Some items are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract, agreement or any other document are summaries of the material terms of this contract, agreement or other document. A copy of the registration statement, and the exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of these materials may be obtained by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facility. The SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC’s website is http://www.sec.gov.

Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference room and web site of the SEC referred to above. We maintain a website at www.gevo.com. You may access our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The reference to our website address does not constitute incorporation by reference of the information contained on our website.

Gevo, Inc. and Subsidiary (A Development Stage Company)

Index to Gevo, Inc. Consolidated Financial Statements

Page
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets—December 31, 2008 and 2009, and June 30, 2010 (unaudited), and June 30, 2010 pro forma (unaudited)	F-3

Consolidated Statements of Operations—For the years ended December  31, 2007, 2008 and 2009, the six months ended June 30, 2009 and 2010 (unaudited), and for the period from June 9, 2005 (date of inception) to June 30, 2010 (unaudited)

F-4

Consolidated Statements of Stockholders’ Equity—For the years ended December  31, 2007, 2008 and 2009, the six months ended June 30, 2010 (unaudited), and for the period from June 9, 2005 (date of inception) to June 30, 2010 (unaudited)

F-5

Consolidated Statements of Cash Flows—For the years ended December  31, 2007, 2008 and 2009, the six months ended June 30, 2009 and 2010 (unaudited), and for the period from June 9, 2005 (date of inception) to June 30, 2010 (unaudited)

F-7
Notes to Consolidated Financial Statements	F-9

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Gevo, Inc. and Subsidiary

Englewood, Colorado

We have audited the accompanying consolidated balance sheets of Gevo, Inc. and its subsidiary (the “Company”) (a development stage company) as of December 31, 2008 and 2009, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2008 and 2009, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

The Company is a development stage enterprise engaged in conducting research and development, establishing its facilities, recruiting personnel, business development, business and financial planning, and raising capital. As discussed in Note 1 to the consolidated financial statements, successful completion of the Company’s research and development program, and ultimately, the attainment of profitable operations are dependent upon future events, including completion of its development activities resulting in commercial products and/or technology, obtaining adequate financing to complete its development activities, obtaining adequate financing to acquire access to and complete the retrofit of ethanol plants to isobutanol production, market acceptance and demand for its products and services and attracting and retaining qualified personnel.

As discussed in Note 1 to the consolidated financial statements, the Company has changed its method of accounting for preferred stock warrants as of January 1, 2009.

/s/ DELOITTE & TOUCHE LLP

Denver, Colorado

August 12, 2010

Gevo, Inc. and Subsidiary (A Development Stage Company)

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2008 AND 2009 AND JUNE 30, 2010 (UNAUDITED)

	December 31, 2008	December 31, 2009	June 30, 2010	Pro Forma as of June 30, 2010 (Note 1)
			(unaudited)	(unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$9,635,000	$21,240,000	$42,119,000
Accounts receivable	—	99,000	303,000
Current portion of restricted certificate of deposit	40,000	40,000	40,000
Prepaid expenses and other current assets	35,000	163,000	1,295,000

Total current assets	9,710,000	21,542,000	43,757,000
PROPERTY AND EQUIPMENT—Net (Note 2)	3,132,000	4,632,000	3,599,000
RESTRICTED CERTIFICATE OF DEPOSIT—Less current portion	159,000	119,000	119,000
DEFERRED OFFERING COSTS	—	—	1,245,000
DEPOSITS AND OTHER ASSETS	93,000	90,000	90,000

TOTAL	$13,094,000	$26,383,000	$48,810,000

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable and accrued expenses (Note 7)	$1,644,000	$2,521,000	$4,536,000
Current portion of secured long-term debt—Net of $228,000, $0 and $315,000 discount at December 31, 2008, 2009 and June 30, 2010 (unaudited), respectively (Note 5)	1,769,000	—	2,174,000
Fair value of warrant liabilities (Note 9)	—	982,000	2,232,000	—

Total current liabilities	3,413,000	3,503,000	8,942,000

SECURED LONG-TERM DEBT—Net of $485,000, $688,000 and $235,000 discount, less current portion, at December 31, 2008, 2009 and June 30, 2010 (unaudited), respectively (Note 5)	6,409,000	7,701,000	5,665,000

OTHER LIABILITIES	114,000	96,000	1,262,000

Total liabilities	9,936,000	11,300,000	15,869,000

COMMITMENTS AND CONTINGENCIES (Notes 3 and 14)

STOCKHOLDERS’ EQUITY (Note 8):

Gevo, Inc. stockholders’ equity:
Convertible preferred stock, $0.01 par value per share; 8,240,518, 13,922,337 and 15,246,000 shares authorized at December 31, 2008, 2009 and June 30, 2010 (unaudited), respectively; 7,986,956, 12,603,439, and 14,505,526 shares issued and outstanding at December 31, 2008, 2009 and June 30, 2010 (unaudited), respectively; aggregate liquidation preference of $25,005,000, $57,504,000, and $90,068,000 at December 31, 2008, 2009 and June 30, 2010 (unaudited), respectively; no shares authorized, issued or outstanding pro forma (unaudited)	80,000	126,000	145,000	—
Common stock, $0.01 par value per share; 20,000,000, 25,000,000 and 30,000,000 shares authorized at December 31, 2008, 2009 and June 30, 2010 (unaudited), respectively; 1,164,072, 1,151,376 and 1,160,657 shares issued and outstanding at December 31, 2008, 2009 and June 30, 2010 (unaudited), respectively; 30,000,000 shares authorized, 15,666,183 shares issued and outstanding pro forma (unaudited)	12,000	12,000	12,000	157,000
Additional paid-in capital	26,203,000	57,382,000	92,481,000	94,713,000
Deficit accumulated during development stage	(23,137,000)	(42,437,000)	(59,697,000)	(59,697,000)

Total stockholders’ equity	3,158,000	15,083,000	32,941,000	35,173,000

TOTAL	$13,094,000	$26,383,000	$48,810,000

See notes to consolidated financial statements

Gevo, Inc. and Subsidiary (A Development Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 AND SIX MONTHS ENDED JUNE 30, 2009 AND 2010 (UNAUDITED)

	Year Ended December 31, 2007	Year Ended December 31, 2008	Year Ended December 31, 2009	Six Months Ended June 30, 2009	Six Months Ended June 30, 2010	From June 9, 2005 (Date of Inception) Through June 30, 2010
				(unaudited)	(unaudited)	(unaudited)
REVENUE	$275,000	$208,000	$660,000	$347,000	$792,000	$2,035,000

OPERATING EXPENSES:
Research and development	(3,699,000)	(7,376,000)	(10,508,000)	(3,885,000)	(7,878,000)	(30,524,000)
General and administrative	(2,601,000)	(6,065,000)	(8,699,000)	(3,153,000)	(7,513,000)	(25,305,000)
Lease termination costs (Note 14)	(894,000)	—	—	—	—	(894,000)
Loss on abandonment or disposal of assets (Note 2)	(243,000)	(78,000)	(22,000)	(10,000)	—	(343,000)

Total operating expenses	(7,437,000)	(13,519,000)	(19,229,000)	(7,048,000)	(15,391,000)	(57,066,000)

LOSS FROM OPERATIONS	(7,162,000)	(13,311,000)	(18,569,000)	(6,701,000)	(14,599,000)	(55,031,000)

OTHER (EXPENSE) INCOME:
Interest expense (Notes 5 and 6)	(140,000)	(1,385,000)	(1,103,000)	(496,000)	(669,000)	(3,297,000)
Interest and other income	76,000	154,000	277,000	201,000	58,000	586,000
Loss from change in fair value of warrant liabilities (Note 9)	—	—	(490,000)	(443,000)	(1,250,000)	(1,740,000)

Other expense—net	(64,000)	(1,231,000)	(1,316,000)	(738,000)	(1,861,000)	(4,451,000)

NET LOSS	(7,226,000)	(14,542,000)	(19,885,000)	(7,439,000)	(16,460,000)	(59,482,000)

Deemed dividend—amortization of beneficial conversion feature on Series D-1 convertible preferred stock	—	—	—	—	(800,000)	(800,000)

NET LOSS ATTRIBUTABLE TO GEVO, INC. COMMON STOCKHOLDERS	$(7,226,000)	$(14,542,000)	$(19,885,000)	$(7,439,000)	$(17,260,000)	$(60,282,000)

Net loss per share attributable to Gevo, Inc. common stockholders—basic and diluted	$(7.40)	$(13.83)	$(18.07)	$(6.81)	$(15.18)

Weighted average number of common shares outstanding—basic and diluted	976,909	1,051,848	1,100,294	1,091,799	1,137,241

Pro forma net loss per share attributable to Gevo, Inc. common stockholders—basic and diluted (unaudited) (Note 1)			$(1.62)		$(1.05)

Pro forma weighted average common shares outstanding—basic and diluted (unaudited) (Note 1)			11,966,689		14,540,465

See notes to consolidated financial statements

Gevo, Inc. and Subsidiary (A Development Stage Company)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Gevo, Inc. stockholders
	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Deficit Accumulated During the Development Stage	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
BALANCE—June 9, 2005 (date of inception)	—	$—	—	$—	$—	$—	$—
Issuance of common stock			950,000	10,000	(10,000)		—
Issuance of Series A-1 preferred stock	1,000,000	10,000			490,000		500,000
Stock issuance costs					(56,000)		(56,000)
Net loss for the year ended December 31, 2005						(259,000)	(259,000)

BALANCE—December 31, 2005	1,000,000	10,000	950,000	10,000	424,000	(259,000)	185,000
Issuance of Series A-2 preferred stock	1,084,000	11,000			892,000		903,000
Issuance of Series A-3 preferred stock	915,000	9,000			1,592,000		1,601,000
Issuance of warrants with secured long-term debt					10,000		10,000
Stock issuance costs					(20,000)		(20,000)
Stock-based compensation					2,000		2,000
Net loss for the year ended December 31, 2006						(1,110,000)	(1,110,000)

BALANCE—December 31, 2006	2,999,000	30,000	950,000	10,000	2,900,000	(1,369,000)	1,571,000
Issuance of Series A-4 preferred stock	858,369	9,000			1,991,000		2,000,000
Issuance of Series B preferred stock	1,027,397	10,000			2,990,000		3,000,000
Issuance of common stock			22,000		10,000		10,000
Issuance of restricted common stock			187,500	2,000	(2,000)		—
Issuance of warrants with secured long-term debt					33,000		33,000
Stock issuance costs					(82,000)		(82,000)
Stock-based compensation					55,000		55,000
Net loss for the year ended December 31, 2007						(7,226,000)	(7,226,000)

BALANCE—December 31, 2007	4,884,766	49,000	1,159,500	12,000	7,895,000	(8,595,000)	(639,000)
Issuance of Series C preferred stock converted from promissory notes and accrued interest	555,346	6,000			3,037,000		3,043,000
Issuance of Series C preferred stock	2,546,844	25,000			13,932,000		13,957,000
Issuance of warrants with secured long-term debt					326,000		326,000
Issuance of warrants with convertible promissory notes					505,000		505,000
Beneficial conversion feature—convertible promissory notes					505,000		505,000
Stock issuance costs					(210,000)		(210,000)
Stock-based compensation					207,000		207,000
Issuance of restricted common stock			50,000	1,000	(1,000)		—
Forfeiture of restricted common stock			(64,583)	(1,000)	1,000		—
Exercise of stock options to common stock			19,155		6,000		6,000
Net loss for the year ended December 31, 2008						(14,542,000)	(14,542,000)

Gevo, Inc. and Subsidiary (A Development Stage Company)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY — (Continued)

	Gevo, Inc. stockholders
	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Deficit Accumulated During the Development Stage	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
BALANCE—December 31, 2008	7,986,956	80,000	1,164,072	12,000	26,203,000	(23,137,000)	3,158,000
Cumulative effect of reclassification of preferred stock warrants from equity to liabilities on January 1, 2009					(874,000)	585,000	(289,000)
Issuance of Series D preferred stock	4,616,483	46,000			32,454,000		32,500,000
Stock issuance costs					(1,346,000)		(1,346,000)
Stock-based compensation					945,000		945,000
Forfeiture of restricted common stock			(13,530)				—
Exercise of stock options to common stock			834				—
Net loss for the year ended December 31, 2009						(19,885,000)	(19,885,000)

BALANCE—December 31, 2009	12,603,439	126,000	1,151,376	12,000	57,382,000	(42,437,000)	15,083,000
Issuance of Series D-1 preferred stock (unaudited)	1,902,087	19,000			26,801,000		26,820,000
Beneficial conversion feature—Series D-1 (unaudited)					5,744,000		5,744,000
Deemed dividend—amortization of beneficial conversion feature on Series D-1 convertible preferred stock (unaudited)					800,000	(800,000)	—
Stock issuance costs (unaudited)					(153,000)		(153,000)
Stock-based compensation (unaudited)					1,891,000		1,891,000
Forfeiture of restricted common stock (unaudited)			(22,266)				—
Exercise of stock options to common stock (unaudited)			31,547		16,000		16,000
Net loss for the six months ended June 30, 2010 (unaudited)						(16,460,000)	(16,460,000)

BALANCE—June 30, 2010 (unaudited)	14,505,526	$145,000	1,160,657	$12,000	$92,481,000	$(59,697,000)	$32,941,000

See notes to consolidated financial statements

Gevo, Inc. and Subsidiary (A Development Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 AND THE SIX MONTHS ENDED JUNE 30, 2009 AND 2010 (UNAUDITED)

	Year Ended December 31, 2007	Year Ended December 31, 2008	Year Ended December 31, 2009	Six Months Ended June 30, 2009	Six Months Ended June 30, 2010	Cumulative Amounts From June 9, 2005 (Date of Inception) Through June 30, 2010
				(unaudited)	(unaudited)	(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(7,226,000)	$(14,542,000)	$(19,885,000)	$(7,439,000)	$(16,460,000)	$(59,482,000)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	240,000	678,000	1,511,000	477,000	1,539,000	4,043,000
Stock-based compensation	55,000	207,000	945,000	159,000	1,891,000	3,100,000
Stock expense for shares issued pursuant to license agreements	10,000	—	—	—	—	10,000
Noncash interest expense and amortization of debt discounts to noncash interest expense	54,000	1,102,000	235,000	115,000	138,000	1,529,000
Loss from change in fair value of warrant liabilities	—	—	490,000	443,000	1,250,000	1,740,000
Loss on abandonment or disposal of fixed assets	243,000	78,000	22,000	10,000	—	343,000
Changes in operating assets and liabilities:
Accounts receivable	(33,000)	33,000	(99,000)	(53,000)	(204,000)	(303,000)
Prepaid expenses and other current assets	(253,000)	247,000	(128,000)	17,000	(131,000)	(295,000)
Deposits and other assets	(205,000)	147,000	4,000	4,000	—	(89,000)
Accounts payable, accrued expenses, and long-term liabilities	1,246,000	309,000	806,000	(107,000)	2,627,000	5,193,000

Net cash used in operating activities	(5,869,000)	(11,741,000)	(16,099,000)	(6,374,000)	(9,350,000)	(44,211,000)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisitions of property and equipment	(1,341,000)	(2,360,000)	(2,982,000)	(357,000)	(329,000)	(7,763,000)
Proceeds from the sale of property and equipment	—	5,000	—	—	—	5,000
Restricted certificate of deposit	(218,000)	40,000	40,000	—	—	(159,000)

Net cash used in investing activities	(1,559,000)	(2,315,000)	(2,942,000)	(357,000)	(329,000)	(7,917,000)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common stock	—	6,000	—	—	16,000	22,000
Proceeds from issuance of convertible preferred stock	5,000,000	13,957,000	32,500,000	24,500,000	31,564,000	86,025,000
Proceeds from issuance of convertible promissory notes with warrant	—	3,000,000	—	—	—	3,000,000
Proceeds from issuance of secured long-term debt	1,568,000	7,396,000	114,000	114,000	—	9,078,000
Proceeds from issuance of warrants	—	—	—	—	—	1,000
Payment of principal on secured long-term debt	—	(521,000)	(622,000)	(622,000)	—	(1,143,000)
Deferred offering costs					(869,000)	(869,000)
Payment of stock issuance costs	(82,000)	(210,000)	(1,346,000)	(1,303,000)	(153,000)	(1,867,000)

Net cash provided by (used in) financing activities	6,486,000	23,628,000	30,646,000	22,689,000	30,558,000	94,247,000

Gevo, Inc. and Subsidiary (A Development Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

	Year Ended December 31, 2007	Year Ended December 31, 2008	Year Ended December 31, 2009	Six Months Ended June 30, 2009	Six Months Ended June 30, 2010	Cumulative Amounts From June 9, 2005 (Date of Inception) Through June 30, 2010
				(unaudited)	(unaudited)	(unaudited)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(942,000)	9,572,000	11,605,000	15,958,000	20,879,000	42,119,000

CASH AND CASH EQUIVALENTS:
Beginning of period	1,005,000	63,000	9,635,000	9,635,000	21,240,000	—

Ending of period	$63,000	$9,635,000	$21,240,000	$25,593,000	$42,119,000	$42,119,000

SUPPLEMENTAL DISCLOSURES OF NONCASH TRANSACTIONS—Investing and financing:
Warrants issued with secured long-term debt (grant date fair value)	$33,000	$326,000	$203,000	$1,000	$—	$572,000

Warrants issued with convertible promissory notes	$—	$505,000	$—	$—	$—	$505,000

Promissory notes and accrued interest converted to Series C preferred stock	$—	$3,043,000	$—	$—	$—	$3,043,000

Issuance of common stock pursuant to license agreements	$10,000	$—	$—	$—	$—	$10,000

Issuance of Series D-1 preferred stock to ICM in exchange for a credit against future services	$—	$—	$—	$—	$1,000,000	$1,000,000

Deemed dividend—amortization of beneficial conversion feature on Series D-1 convertible preferred stock	$—	$—	$—	$—	$800,000	$800,000

Capital asset additions in accounts payable and accrued expenses	$—	$—	$52,000	$477,000	$230,000	$230,000

Accrued deferred offering costs	$—	$—	$—	$—	$376,000	$376,000

SUPPLEMENTAL CASH FLOW DISCLOSURE—Cash paid for interest	$86,000	$283,000	$868,000	$381,000	$480,000	$1,717,000

See notes to consolidated financial statements

Gevo, Inc. and subsidiary (A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(As of December 31, 2008 and 2009 and for the years ended December 31, 2007, 2008 and 2009. Information as of June 30, 2010 and for the six months ended June 30, 2009 and 2010 is unaudited. Information subsequent to June 30, 2010 is unaudited.)

1.    Nature of Business and Significant Accounting Policies

Nature of Business—Gevo, Inc. and its subsidiary (the “Company”) is a renewable chemicals and advanced biofuels company focused on the development and commercialization of alternatives to petroleum-based products based on isobutanol produced from renewable feedstocks. Gevo, Inc. was incorporated in Delaware on June 9, 2005, as Methanotech, Inc. and filed an amendment to its certificate of incorporation changing its name to Gevo, Inc. on March 29, 2006. Gevo, Inc. formed Gevo Development, LLC (“Gevo Development”), a Delaware limited liability company, on September 18, 2009, to finance and develop biorefineries through direct acquisition or joint venture (Note 4).

At June 30, 2010, the Company was considered to be in the development stage as its primary activities, since incorporation, were conducting research and development, establishing its facilities, recruiting personnel, business development, business and financial planning and raising capital. Successful completion of the Company’s research and development program, and ultimately, the attainment of profitable operations are dependent upon future events, including completion of its development activities resulting in commercial products and/or technology, obtaining adequate financing to complete its development activities, obtaining adequate financing to acquire access to and complete the retrofit of ethanol plants to isobutanol production, market acceptance and demand for its products and services, and attracting and retaining qualified personnel.

Financial Condition—The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. For the year ended December 31, 2009, the Company incurred a consolidated net loss of $19,885,000 and had an accumulated deficit of $42,437,000. For the six months ended June 30, 2010, the Company incurred a consolidated net loss of $16,460,000 and had an accumulated deficit of $59,697,000. The Company expects to incur future net losses as it continues to fund the development and commercialization of its product candidates.

The Company has funded its activities since inception primarily through private placements of preferred stock and the issuance of convertible and nonconvertible debt. The Company expects to obtain funding through additional equity offerings and issuance of debt until it achieves positive cash flow from operations. The Company’s cash and cash equivalents at June 30, 2010 totaled $42,119,000, including proceeds from the issuance of our Series D-1 preferred stock. Between March and May 2010, we issued 1,843,675 shares of Series D-1 preferred stock at a price of $17.12 per share for gross cash proceeds of approximately $31,564,000 and issued 58,412 shares of Series D-1 preferred stock at $17.12 per share in exchange for $1,000,000 of future services to be provided by ICM (Note 16). Management expects that cash on hand will provide the Company with adequate funding for at least the next 12 months. There are no assurances that the Company will be able to raise adequate funds, or achieve or sustain profitability or positive cash flow from operations. The accompanying consolidated financial statements do not include any adjustments that may result from the Company’s inability to raise sufficient funds or achieve profitability.

A summary of significant accounting policies is as follows:

Unaudited Interim Financial Information—The interim consolidated financial statements and related disclosures as of June 30, 2010, for the six months ended June 30, 2009 and 2010, and for the

Gevo, Inc. and subsidiary (A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(As of December 31, 2008 and 2009 and for the years ended December 31, 2007, 2008 and 2009. Information as of June 30, 2010 and for the six months ended June 30, 2009 and 2010 is unaudited. Information subsequent to June 30, 2010 is unaudited.)

cumulative period from June 9, 2005 (date of inception) to June 30, 2010 are unaudited and have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission (SEC). The unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, reflect all adjustments of a normal recurring nature considered necessary to present fairly the Company’s financial position as of June 30, 2010, the results of its operations and its cash flows for the six months ended June 30, 2009 and 2010, and for the cumulative period from June 9, 2005 (date of inception) to June 30, 2010. The financial data and other information disclosed in these notes to the consolidated financial statements as of June 30, 2010, for the six months ended June 30, 2009 and 2010, and for the period from June 9, 2005 (date of inception) to June 30, 2010 are unaudited. The results of operations for the six months ended June 30, 2010 are not necessarily indicative of the results that may be expected for the year ending December 31, 2010.

Unaudited Pro Forma Information—The unaudited pro forma balance sheet as of June 30, 2010 reflects the automatic conversion of all outstanding shares of convertible preferred stock as of that date into 14,505,526 shares of common stock and the reclassification of the preferred stock warrant liability of 2,232,000 to additional paid-in capital, each of which will occur upon the closing of the Company’s proposed initial public offering. The convertible preferred stock converts to common stock on an assumed one for one basis for all series of preferred stock. See Note 8 for conversion ratio adjustments that may be applicable upon future events, including adjustments applicable to the Series D-1 preferred stock based on the offering price of the Company’s common stock in a qualified initial public offering or subsequent financing. Pro forma net loss per share reflects the assumed conversion of all outstanding shares of convertible preferred stock as noted above. Also, the numerator in the pro forma basic and diluted net loss per share calculation has been adjusted to remove losses resulting from remeasurement of the convertible preferred stock warrant liability, as these measurements would no longer be required when the convertible preferred stock warrants become warrants to purchase shares of the Company’s common stock, and to remove the deemed dividend associated with the amortization of the beneficial conversion feature on Gevo, Inc.’s Series D-1 preferred stock.

Principles of Consolidation—The consolidated financial statements include the accounts of Gevo, Inc., and its majority-owned subsidiary, Gevo Development, a variable interest entity where Gevo, Inc. is the primary beneficiary as of June 30, 2010. As more fully described in Note 4, Gevo Development was formed in September 2009. Gevo, Inc. controls 90% of the voting rights and has appointed three of the five members of the board of managers of Gevo Development as of June 30, 2010. Effective as of September 22, 2010, Gevo, Inc. is the owner of 100% of the interests in Gevo Development. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

Risks and Uncertainties—The Company’s operations are subject to certain risks and uncertainties, including those associated with the ability to meet obligations, continuing losses, negative cash flow from

Gevo, Inc. and subsidiary (A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(As of December 31, 2008 and 2009 and for the years ended December 31, 2007, 2008 and 2009. Information as of June 30, 2010 and for the six months ended June 30, 2009 and 2010 is unaudited. Information subsequent to June 30, 2010 is unaudited.)

operations and fluctuations in operating results, funding expansion, strategic alliances, managing growth and expansion, acquiring access to or ownership of production assets, financing arrangement terms that may restrict operations, government regulations and regulatory requirements, development by the Company’s competitors of new technological innovations, protection of proprietary technology, the economy, technology trends, completion of its development activities resulting in commercial products and/or technology, and evolving industry standards.

Cash and Cash Equivalents—The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Restricted Certificate of Deposit—The Company maintained a certificate of deposit in the amount of $159,000, as of June 30, 2010, that is pledged as collateral on a letter of credit related to its facility lease in Englewood, Colorado and classified as restricted certificate of deposit in the balance sheets. The letter of credit will be reduced by approximately $40,000 each July until it is terminated in July 2013. The Company is required to maintain a certificate of deposit that is pledged as collateral against the letter of credit through the end of the lease term in July 2013. The certificate of deposit will be reduced as the letter of credit amount is reduced.

Deferred Offering Costs—Deferred financing costs include costs directly attributable to the Company’s offering of its equity securities. In accordance with FASB ASC 340-10, Other Assets and Deferred Costs, these costs are deferred and capitalized as other assets and will be charged against the proceeds of the offering once completed. If the offering is not successful, the deferred offering costs will be recorded as an expense in the statement of operations in the period that determination is made. Deferred offering costs were $1,245,000 as of June 30, 2010.

Property and Equipment—Property and equipment are recorded at cost less accumulated depreciation. Provisions for depreciation and amortization are computed using the straight-line method over the assets’ estimated useful lives ranging from three to five years, except for its demonstration plant equipment and capitalized costs, which are depreciated over the remaining contractual term of the development agreement with ICM, Inc. (ICM) which ends December 31, 2010 (Note 3). In July 2010, the contractual term of the development agreement with ICM was extended to December 31, 2011. Leasehold improvements are amortized over the term of the lease agreement or the service lives of the improvements, whichever is shorter. Assets under construction are depreciated when they are placed into service. Maintenance and repairs are charged to expense as incurred and expenditures for major improvements are capitalized. When assets are retired or otherwise disposed of, the property accounts are relieved of costs and accumulated depreciation and any resulting gain or loss is credited or charged to operations.

Long-Lived Assets and Impairment—The Company periodically evaluates the recoverability of its long-lived assets in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 360, Property, Plant, and Equipment (previously FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets), and, if appropriate, reduces the carrying value whenever events or changes in business conditions indicate the carrying amount of the assets may not be fully recoverable. Recognition of impairment of long-lived assets is made in the event the carrying value of such assets exceeds the fair value. The Company has not yet generated positive cash flows from operations on a sustained basis, and such cash flows may not materialize for a significant period in the future, if ever.

Gevo, Inc. and subsidiary (A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(As of December 31, 2008 and 2009 and for the years ended December 31, 2007, 2008 and 2009. Information as of June 30, 2010 and for the six months ended June 30, 2009 and 2010 is unaudited. Information subsequent to June 30, 2010 is unaudited.)

Additionally, the Company may make changes to its business plan that will result in changes to the expected cash flows from long-lived assets. As a result, it is possible that future evaluations of long-lived assets may result in impairment. No impairment charges have been recorded during the period from June 9, 2005 (date of inception) through June 30, 2010. The Company has recorded lease termination costs and losses on abandonment or disposal of assets as described in Notes 2 and 14.

Patents—All costs related to filing and pursuing patent applications are expensed as incurred as recoverability of such expenditures is uncertain and the underlying technologies are under development. Patent-related legal expenses incurred and recorded as general and administrative expense during the years ended December 31, 2007, 2008 and 2009, and for the period from June 9, 2005 (date of inception) to June 30, 2010, were $510,000, $598,000, $743,000, and $2,365,000, respectively. Patent-related legal expenses incurred and recorded as general and administrative expense for the six months ended June 30, 2009 and 2010 were $357,000 and $394,000, respectively.

Unamortized Debt Discount—Debt discounts incurred with the issuance of long-term debt are amortized to interest expense over the terms of the debt using the effective interest method. These discounts are recorded on the consolidated balance sheets as a reduction to secured long-term debt.

Beneficial Conversion Feature—The Company has recorded a beneficial conversion feature relating to the issuance of Series D-1 preferred stock (Note 8). The beneficial conversion feature is recorded as a discount to the Series D-1 preferred stock and amortized against retained earnings through September 30, 2011, unless converted earlier (Note 8).

Revenue Recognition—The Company’s revenues from June 9, 2005 (date of inception) through June 30, 2010, relate to government research grants and cooperative agreements. Revenue under these research grants and cooperative agreements is recognized in the period during which the related costs are incurred, provided that the conditions under the awards have been met and only perfunctory obligations are outstanding.

Research and Development—Research and development costs are expensed as incurred and are recorded as research and development expense in the consolidated statements of operations. The Company’s research and development costs consist of expenses incurred to identify, develop, and test its technologies for the production of isobutanol. Research and development expense includes personnel costs, consultants and related contract research, facility costs, supplies, depreciation on property and equipment used in development, license fees paid to third parties for use of their intellectual property and patent rights, and other direct and allocated expenses incurred to support the Company’s overall research and development programs. The Company expenses these costs as incurred until the resulting product or technology is ready for use in a commercial setting. Upfront fees and milestone payments made under licensing agreements, payments for sponsored research, and university research gifts to support research at academic institutions is recorded as expense when incurred and classified as research and development expense.

Income Taxes—The Company accounts for income taxes under FASB ASC 740, Income Taxes, (previously FASB Statement No. 109, Accounting for Income Taxes, and includes FASB Interpretation

Gevo, Inc. and subsidiary (A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(As of December 31, 2008 and 2009 and for the years ended December 31, 2007, 2008 and 2009. Information as of June 30, 2010 and for the six months ended June 30, 2009 and 2010 is unaudited. Information subsequent to June 30, 2010 is unaudited.)

(FIN) No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109). Deferred tax assets and liabilities are recorded for the estimated future tax effects of temporary differences between the tax basis of assets and liabilities and amounts reported in the accompanying balance sheets, as well as operating loss carryforwards. Deferred tax assets are reduced by a valuation allowance if current evidence indicates that it is considered more likely than not that these benefits will not be realized (Note 11). Income tax positions are considered for uncertainty in accordance with FASB ASC 740, which defines a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. At the adoption date of January 1, 2007, the Company had no material unrecognized tax benefits that would affect its effective tax rate if recognized. At December 31, 2009, the Company has no material unrecognized tax benefits. The Company classifies interest and penalties arising from the underpayment of income taxes in the consolidated statements of operations as income tax expense. As of December 31, 2008 and 2009, and June 30, 2010, the Company has no accrued interest or penalties related to uncertain tax positions.

Stock-Based Compensation—The Company adopted FASB ASC 718, Compensation—Stock Compensation, (previously FASB Statement No. 123(R), Share-Based Payment), on January 1, 2006. Under the provisions of FASB ASC 718, stock-based compensation for awards to employees is measured at the grant date based on the fair value of the award and is recognized as expense over the required service period of the award. The Company did not grant any awards prior to January 1, 2006.

The Company accounts for stock-based awards to nonemployees using a fair value method in accordance with FASB ASC 718 and FASB ASC 505-50, Equity—Equity-Based Payments to Non-Employees (previously Emerging Issues Task Force (EITF) Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services).

Stock options issued to nonemployees are accounted for at the estimated fair value determined using a Black-Scholes option-pricing model. Restricted common stock grants issued to nonemployees are accounted for at the estimated fair value determined by management, which relied in part on independent outside valuations of the underlying common stock. The fair values of the stock options and stock-based awards granted to nonemployees are remeasured as the services are performed and the awards vest, and the resulting increase in value, if any, is recognized as expense during the period the related services are rendered.

The fair value of stock options granted was estimated using the Black-Scholes option-pricing model and requires the use of subjective valuation assumptions. The Black-Scholes valuation model requires several inputs and may not necessarily provide a reliable single measure of the fair value of stock options. The Company’s options have characteristics significantly different from those of traded options and changes in input assumptions can materially affect the fair value estimates.

Gevo, Inc. and subsidiary (A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(As of December 31, 2008 and 2009 and for the years ended December 31, 2007, 2008 and 2009. Information as of June 30, 2010 and for the six months ended June 30, 2009 and 2010 is unaudited. Information subsequent to June 30, 2010 is unaudited.)

The fair value of the stock options granted in the years ended December 31, 2007, 2008 and 2009, and for the six months ended June 30, 2010, were estimated using the following assumptions. No stock options were granted during the six months ended June 30, 2009.

	Options Granted in Year 2007	Options Granted in Year 2008	Options Granted in Year 2009	Options Granted During the Six Months Ended June 30, 2010
Risk-free interest rate	4.43%	1.92%–4.43%	2.15%–2.55%	1.93%–2.53%
Expected dividend yield	None	None	None	None
Expected volatility factor	70%	70%–75%	76%–80%	76%–80%
Expected option life (in years)	6.25–6.50	4.87–6.08	5.08–6.07	5.00–6.08
Expected forfeitures	5%	0%–5%	0%–5%	0%–5%

The risk-free interest rate was based on the US Treasury yield curve in effect during the year of grant for instruments with a term similar to the expected life of the related option. The volatility factor was determined based upon management’s estimate using inputs from comparable public companies. Due to the Company’s limited history of grant activity, the expected life of options granted was estimated using the “simplified method” in accordance with Staff Accounting Bulletin 110, where the expected life equals the arithmetic average of the vesting term and the original contractual term of the options. No dividends are expected to be paid. Forfeitures have been estimated by the Company based upon historical and expected forfeiture experience.

At June 30, 2010, the Company had a single share-based compensation plan (Notes 8 and 10).

Concentrations of Credit Risk—The Company’s financial instruments that are exposed to concentrations of credit risk consist of cash and cash equivalents in excess of the federally insured limits. The Company’s cash and cash equivalents are deposited with high credit quality financial institutions and are primarily in demand deposit accounts.

Fair Value of Financial Instruments—FASB ASC 820, Fair Value Measurements and Disclosures, (previously FASB Statement No. 157, Fair Value Measurements) provides a framework for measuring fair value, expands the disclosures required for fair value measurements, and establishes a common definition of fair value applicable to all assets and liabilities measured at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The following fair value hierarchy prioritizes the inputs into valuation techniques used to measure fair value. The three levels of the hierarchy are as follows:

Level 1—Inputs that reflect unadjusted quoted prices in active markets that are accessible to the Company for identical assets or liabilities.

Level 2—Inputs include quoted prices for similar assets and liabilities in active and inactive markets or that are observable for the asset or liability either directly or indirectly.

Level 3—Unobservable inputs that are supported by little or no market activity.

Gevo, Inc. and subsidiary (A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(As of December 31, 2008 and 2009 and for the years ended December 31, 2007, 2008 and 2009. Information as of June 30, 2010 and for the six months ended June 30, 2009 and 2010 is unaudited. Information subsequent to June 30, 2010 is unaudited.)

The Company does not have any financial assets that are measured at fair value on a recurring basis.

Financial liabilities measured at fair value on a recurring basis are summarized below. There were no financial liabilities measured at fair value for the year ended December 31, 2008.

	Fair Value as of December 31, 2009	Level 1	Level 2	Level 3
Liabilities—fair value of warrant liabilities	$982,000	$—	$—	$982,000

	Fair Value as of June 30, 2010	Level 1	Level 2	Level 3
	(unaudited)
Liabilities—fair value of warrant liabilities	$2,232,000	$—	$—	$2,232,000

The changes in Level 3 liabilities measured at fair value on a recurring basis for the year ended December 31, 2009, and the six months ended June 30, 2010, are as follows:

Fair Value of Warrant Liabilities
Liabilities:
Balance—January 1, 2009, after cumulative effect of reclassification of warrants in accordance with FASB ASC 815 (previously EITF 07-5)	$289,000
Initial measurement of warrants issued during the period	1,000
Change in fair value of warrants	443,000

Balance—June 30, 2009	$733,000

Initial measurement of warrants issued during the period	202,000
Change in fair value of warrants	47,000

Balance—December 31, 2009	$982,000

Change in fair value of warrants (unaudited)	1,250,000

Balance—June 30, 2010 (unaudited)	$2,232,000

The change in fair value of warrants of $490,000, $443,000, and $1,250,000 for the year ended December 31, 2009, and for the six months ended June 30, 2009 and 2010, respectively, is reported as a loss from change in fair value of warrant liabilities in the consolidated statements of operations. See Note 9 for discussion of the valuation techniques used to measure the fair value of the preferred stock warrants. The carrying value of cash and cash equivalents, restricted cash, accounts receivable, prepaid expenses, accounts payable, and accrued expenses approximate their respective fair values due to the short-term nature of these instruments. Based on borrowing rates currently available to the Company for loans with similar terms, the carrying value of the Company’s debt obligations approximate their fair value.

Derivative Financial Instruments—The Company had current derivative liabilities relating to its preferred stock warrants. The derivative instruments were not originally entered into as hedging activities, and the

Gevo, Inc. and subsidiary (A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(As of December 31, 2008 and 2009 and for the years ended December 31, 2007, 2008 and 2009. Information as of June 30, 2010 and for the six months ended June 30, 2009 and 2010 is unaudited. Information subsequent to June 30, 2010 is unaudited.)

change in the value of the liabilities is recorded as a component of other income or expense in the consolidated statements of operations. The estimated fair value of the preferred stock warrant liabilities is revalued at each balance-sheet date, with changes in value recorded as other income or expense in the consolidated statements of operations. See Fair Value of Financial Instruments above and Note 9.

Effective January 1, 2009, the Company adopted the provisions of Emerging Issues Task Force (EITF) 07-05, Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock, which was primarily codified into FASB ASC 815, Derivatives and Hedging. As a result of adopting ASC 815, warrants to purchase shares of our preferred stock previously treated as equity have been reclassified as derivative liabilities. As such, effective January 1, 2009, the Company reclassified the fair value of these preferred stock warrants from equity to liability status as if these warrants were recorded as a derivative liability since their dates of issuance due to the preferred stock having downround protection (Note 9).

Segment Information—The Company operates in one segment, which is the business of developing and commercializing isobutanol. The Company’s chief operating decision-makers review the Company’s operating results on a consolidated basis and manage operations as a single operating segment located, and operated, in the United States of America. All revenue is earned, and all assets are held, in the United States of America.

Net Loss Per Share—Basic net loss per share is computed by dividing the net loss attributable to Gevo, Inc. common stockholders for the period by the weighted average number of common shares outstanding during the period. Diluted net loss per share is computed by dividing net loss attributable to Gevo, Inc. common stockholders for the period by the weighted-average number of dilutive common shares outstanding during the period. Dilutive shares outstanding are calculated by adding to the weighted shares outstanding any potential (unissued) shares of common stock and warrants based on the treasury stock method.

Diluted net loss per share is the same as basic net loss per share for all periods presented because any potential dilutive common shares were anti-dilutive. Such potentially dilutive shares are excluded from the computation of diluted net loss per share when the effect would be to reduce net loss per share. Therefore, in periods when a loss is reported, the calculation of basic and dilutive loss per share results in the same value.

Gevo, Inc. and subsidiary (A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(As of December 31, 2008 and 2009 and for the years ended December 31, 2007, 2008 and 2009. Information as of June 30, 2010 and for the six months ended June 30, 2009 and 2010 is unaudited. Information subsequent to June 30, 2010 is unaudited.)

The following table summarizes the Company’s calculation of historical and pro forma net loss per common share attributable to Gevo, Inc. stockholders:

	Year Ended December 31, 2007	Year Ended December 31, 2008	Year Ended December 31, 2009	Six Months Ended June 30, 2009	Six Months Ended June 30, 2010
				(unaudited)	(unaudited)
Historical net loss per share:
Numerator:
Net loss attributable to Gevo, Inc. common stockholders	$(7,226,000)	$(14,542,000)	$(19,885,000)	$(7,439,000)	$(17,260,000)

Denominator:
Weighted-average common shares used in computing net loss per share of common stock-basic and diluted	976,909	1,051,848	1,100,294	1,091,799	1,137,241

Net loss per share of common stock attributable to Gevo, Inc. stockholders—basic and diluted	$(7.40)	$(13.83)	$(18.07)	$(6.81)	$(15.18)

Pro forma net loss per share (unaudited):
Numerator:
Net loss attributable to Gevo, Inc. common stockholders			$(19,885,000)		$(17,260,000)
Add back: deemed dividend— amortization of the beneficial conversion feature on Series D-1 convertible preferred stock (unaudited)			—		800,000
Add back: loss on change in fair value of warrant liabilities (unaudited)			490,000		1,250,000

Net loss used in computing pro forma net loss per share of common stock attributable to Gevo, Inc. stockholders—basic and diluted (unaudited)			$(19,395,000)		$(15,210,000)

Denominator:
Basic and diluted weighted-average common shares, as used above			1,100,294		1,137,241
Add: pro forma adjustment to reflect weighted-average of assumed conversion of convertible preferred stock			10,866,395		13,403,224
Weighted-average shares used in computing pro forma basic and diluted net loss per common share			11,966,689		14,540,465

Pro forma net loss per share of common stock attributable to Gevo, Inc. stockholders—basic and diluted			$(1.62)		$(1.05)

*	The convertible preferred stock was computed on an as converted basis using the conversion ratios (one-to-one) in effect as of June 30, 2010 for all periods presented. See Note 8 for conversion ratio adjustments that may be applicable upon future events.

Gevo, Inc. and subsidiary (A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(As of December 31, 2008 and 2009 and for the years ended December 31, 2007, 2008 and 2009. Information as of June 30, 2010 and for the six months ended June 30, 2009 and 2010 is unaudited. Information subsequent to June 30, 2010 is unaudited.)

The following potentially dilutive securities were excluded from the calculation of diluted net loss per share during each period as the effect was anti-dilutive:

	Year Ended December 31, 2007	Year Ended December 31, 2008	Year Ended December 31, 2009	Six Months Ended June 30, 2009	Six Months Ended June 30, 2010
				(unaudited)	(unaudited)
Convertible preferred stock upon conversion to common stock (as converted basis)*	4,884,766	7,986,956	12,603,439	11,467,072	14,505,526
Warrants to purchase convertible preferred stock (as converted basis)*	28,848	250,693	306,109	251,109	306,109
Warrants to purchase common stock (at period-end)	—	—	858,000	—	858,000
Outstanding stock options to purchase common stock (at period-end)	1,110,907	1,876,134	2,547,592	1,844,747	2,854,611
Unvested restricted common stock (at period-end)	153,121	86,971	35,807	64,705	8,854

Total	6,177,642	10,200,754	16,350,947	13,627,633	18,533,100

*	The convertible preferred stock and convertible preferred stock warrants were computed on an as converted basis using the conversion ratios (one-to-one) in effect as of June 30, 2010 for all periods presented. See Note 8 for conversion ratio adjustments that may be applicable upon future events.

Recent Accounting Pronouncements—In June 2009, the FASB amended its guidance to FASB ASC 810, Consolidation (previously FASB Statement No. 167, Amendments to FASB Interpretation No. 46(R)), surrounding a company’s analysis to determine whether any of its variable interest entities constitute controlling financial interests in a variable interest entity. This analysis identifies the primary beneficiary of a variable interest entity as the enterprise that has both of the following characteristics: (a) the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (b) the obligation to absorb losses of the entity that could potentially be significant to the variable interest entity. Additionally, an enterprise is required to assess whether it has an implicit financial responsibility to ensure that a variable interest entity operates as designed when determining whether it has the power to direct the activities of the variable interest entity that most significantly impact the entity’s economic performance. The new guidance also requires ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity. The guidance is effective for the first annual reporting period that begins after November 15, 2009. The adoption did not have a material impact on the consolidated financial statements.

In January 2010, the FASB issued Accounting Standards Update (ASU) No. 2010-06, “Fair Value Measurements and Disclosures—Improving Disclosures above Fair Value Measurements,” that requires entities to make new disclosures about recurring or nonrecurring fair-value measurements and provides clarification of existing disclosure requirements. This amendment requires disclosures about transfers

Gevo, Inc. and subsidiary (A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(As of December 31, 2008 and 2009 and for the years ended December 31, 2007, 2008 and 2009. Information as of June 30, 2010 and for the six months ended June 30, 2009 and 2010 is unaudited. Information subsequent to June 30, 2010 is unaudited.)

into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. This amendment is effective for periods beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements, which will be effective for fiscal years beginning after December 15, 2010. The adoption did not have a material impact on the consolidated financial statements.

In February 2010, the FASB issued ASU No. 2010-09, “Subsequent Events—Amendments to Certain Recognition and Disclosure Requirements,” that amends guidance on subsequent events. This amendment removes the requirement for SEC filers to disclose the date through which an entity has evaluated subsequent events. However, the date-disclosure exemption does not relieve management of an SEC filer from its responsibility to evaluate subsequent events through the date on which financial statements are issued. All of the amendments in this ASU are effective upon issuance of the final ASU, except for the use of the issued date for conduit debt obligors. That amendment is effective for interim or annual periods ending after June 15, 2010. The adoption of this standard did not have a material impact on the consolidated financial statements.

2.    Property and Equipment

Property and equipment at December 31, 2008 and 2009, and June 30, 2010, consist of the following:

	December 31, 2008	December 31, 2009	June 30, 2010
			(unaudited)
Computer and office equipment	$264,000	$287,000	$347,000
Furniture and fixtures	44,000	37,000	41,000
Lab equipment	2,562,000	2,950,000	3,145,000
Leasehold improvements	374,000	380,000	380,000
Pilot plant	710,000	710,000	721,000
Demonstration plant	—	2,587,000	2,807,000
Vehicle	28,000	28,000	28,000
Software	100,000	94,000	110,000

	4,082,000	7,073,000	7,579,000
Less accumulated depreciation and amortization	(950,000)	(2,441,000)	(3,980,000)

Property and equipment—net	$3,132,000	$4,632,000	$3,599,000

Depreciation and amortization expense was $240,000, $678,000 and $1,511,000 for the years ended December 31, 2007, 2008, and 2009, respectively, and $4,043,000 for the period from June 9, 2005 (date of inception) through June 30, 2010. Depreciation and amortization expense was $477,000 and $1,539,000 for the six months ended June 30, 2009 and 2010.

During the year ended December 31, 2007, the Company terminated its office lease at its facility in Monrovia, California (Note 14) and recorded a loss on abandonment or disposal of fixed assets of $243,000 related to leasehold improvements assets at the facility.

Gevo, Inc. and subsidiary (A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(As of December 31, 2008 and 2009 and for the years ended December 31, 2007, 2008 and 2009. Information as of June 30, 2010 and for the six months ended June 30, 2009 and 2010 is unaudited. Information subsequent to June 30, 2010 is unaudited.)

During the year ended December 31, 2008, the Company terminated its office lease at its facility in Pasadena, California (Note 14) and recorded a loss on abandonment or disposal of fixed assets of $78,000 related to property and equipment that was sold or abandoned.

3.    Significant License, Research, and Other Agreements

ICM—In October 2008, the Company signed development and commercialization agreements with ICM.

Under the terms of the development agreement, the Company will perform commercial-scale isobutanol production trials in ICM’s research plant and facility in St. Joseph, Missouri, the demonstration plant. The Company is required to pay for or reimburse ICM for engineering fees, equipment, plant modification costs, and project fees. The development agreement was originally effective through December 31, 2010, and was amended in July 2010 to extend the effective date through December 31, 2011. The development agreement can be terminated by the Company with 30 days’ written notice. During the year ended December 31, 2009, and the six months ended June 30, 2010, the Company incurred $2,587,000 and $221,000, respectively, in capital expenditures that are recorded as property and equipment in the Company’s balance sheets, which includes equipment, plant modifications, engineering, installations, and construction services costs. During the year ended December 31, 2009, the Company incurred $770,000 in operating expenses paid to ICM for production trials at the demonstration plant, and recorded $529,000 in depreciation expense relating to the demonstration plant. The operating expenses and depreciation of capitalized items relating to the demonstration plant were recorded as research and development expense. During the year ended December 31, 2008, the Company recorded $30,000 under the development agreement as research and development expense. During the six months ended June 30, 2010, the Company recorded $1,017,000 of operating expenses, of which $1,016,000 related to depreciation expense, which has been recorded as research and development expense under the development agreement. During the six months ended June 30, 2009, the Company recorded $83,000 of operating expenses, which has been recorded as research and development expense under the development agreement. For the period from June 9, 2005 (date of inception) to June 30, 2010, the Company recorded $2,346,000 of operating expense, including $1,545,000 of depreciation expense, which has been recorded as research and development expense under the development agreement.

The term of the commercialization agreement is through October 16, 2018, and outlines the terms and fees under which ICM will act as the Company’s exclusive provider for future engineering and construction services for commercial plants utilizing dry-milled feed stocks of corn or grain sorghum that are commissioned by the Company. Also, under the commercialization agreement, the Company will be ICM’s exclusive technology partner for the production of butanols, pentanols, and propanols from the fermentation of sugars. No costs have been incurred under the commercial agreement in the period from entering into the commercialization agreement to June 30, 2010.

In addition to amounts recorded under the development agreement noted above, the Company also engaged ICM to perform engineering studies, plant evaluations and other services. During the year ended December 31, 2009, and for the six months ended June 30, 2009 and 2010, the Company recorded $66,000, $3,000 and $300,000, respectively, under these engagements, of which $54,000, $3,000 and $240,000, respectively, were recorded as research and development expense, and $12,000, $0, and $60,000, respectively, were recorded as general and administrative expense.

Gevo, Inc. and subsidiary (A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(As of December 31, 2008 and 2009 and for the years ended December 31, 2007, 2008 and 2009. Information as of June 30, 2010 and for the six months ended June 30, 2009 and 2010 is unaudited. Information subsequent to June 30, 2010 is unaudited.)

Cargill, Incorporated—During February 2009, the Company entered into a license agreement with Cargill, Incorporated (“Cargill”) to obtain certain biological materials and license patent rights to use a biocatalyst owned by Cargill. Under the agreement, Cargill has granted the Company an exclusive, royalty-bearing license, with limited rights to sublicense, to use the patent rights in a certain field, as defined in the agreement.

The agreement contains five milestone payments totaling approximately $4,300,000 that are payable after each milestone is completed. During 2009, two milestones were completed and the Company recorded the related milestone amounts, along with an up-front signing fee, totaling $875,000 to research and development expense. During March 2010, the Company completed milestone number three and recorded the related milestone amount of $2,000,000 to research and development expense at its present value amount of $1,578,000 because the milestone payment will be paid over a period greater than twelve months from the date it was incurred. At June 30, 2010, the milestone payment of $2,000,000 was recorded as a total liability of $1,629,000, net of a discount of $371,000, of which $447,000 was recorded in accounts payable and accrued expenses, and $1,182,000 was recorded in other liabilities, on the Company’s balance sheet, which will be paid during the years ended December 31, 2011 and 2012. The accretion of the liability from March 2010 to June 30, 2010 of $51,000 was recorded to interest expense.

Upon commercialization of a product which uses the Cargill biological material or is otherwise covered by the patent rights under this agreement, a royalty based on net sales is payable by the Company, subject to a minimum royalty amount per year, as defined in the agreement, and up to a maximum amount per year.

The agreement provides an option for Cargill to purchase a nonexclusive, royalty-bearing license for the use of a Gevo biocatalyst that utilizes the Cargill biological material or licensed patents for a royalty rate equal to the lowest rate offered to any third party.

The Company may terminate this agreement at any time upon 90 days’ written notice. Unless terminated earlier, the agreement remains in effect until no licensed patent rights remain, but in no case before December 31, 2025.

The Regents of the University of California (September 2007, License Agreement)—In September 2007, the Company entered into an exclusive license agreement with The Regents of the University of California (“The Regents”) to obtain certain patent rights to inventions made in the course of research at the University of California. As consideration for the license agreement, the Company paid an upfront license issue fee of $15,000 and issued 10,000 shares of the Company’s common stock valued at approximately $5,000, which amounts were recorded as research and development expense.

The agreement requires the Company to pay for all costs related to obtaining and maintaining patents on the technology. Under the terms of the agreement, the Company is required to pay annual license maintenance fees, cash payments upon achievement of certain milestones, and royalties based on revenue from product utilizing the licensed technology. The Company has the right to issue sublicenses to third parties, subject to the payment of a percentage of sublicensing fees and royalty fees to The Regents. The Company can terminate the agreement at any time with 90 days’ notice. The Regents can terminate the

Gevo, Inc. and subsidiary (A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(As of December 31, 2008 and 2009 and for the years ended December 31, 2007, 2008 and 2009. Information as of June 30, 2010 and for the six months ended June 30, 2009 and 2010 is unaudited. Information subsequent to June 30, 2010 is unaudited.)

agreement if the Company fails to demonstrate performance of certain due diligence items as defined in the agreement. Unless terminated earlier in accordance with the agreement, the agreement remains in effect for the life of the last-to-expire patent in the licensed patent rights or until the last patent application licensed under this agreement is abandoned or no patent in the included patent rights ever issues.

Costs incurred by the Company are recorded as research and development expense except for legal-related fees that pertain to obtaining and maintaining patents on the technology, which are recorded as general and administrative expense. In May 2009, the agreement was amended to add two new case numbers to the patent rights, expand the field of use, and extend the milestone payment deadline. In December 2009, the agreement was further amended to clarify The Regents’ right to either (i) reduce the license to a non-exclusive license or (ii) terminate specific rights in the event that the Company fails to meet any of the due diligence deadlines set forth in the agreement. Any such reduction or termination of the Company’s rights will apply only to the specific molecule for which the due diligence deadline was missed; the rights relating to other molecules will not be affected.

During the year ended December 31, 2007, the Company incurred costs of $81,000 under the license agreement, which were recorded as research and development expense. During the year ended December 31, 2008, the Company incurred costs of $92,000 under the license agreement of which $40,000 were recorded as research and development expense and $52,000 were recorded as general and administrative expense. During the year ended December 31, 2009, the Company incurred costs of $249,000 under the license agreement of which $37,000 were recorded as research and development expense and $212,000 were recorded as general and administrative expense. For the six months ended June 30, 2009, the Company incurred costs of $14,000 under the license agreement, of which $12,000 was recorded as general and administrative expense and $2,000 was recorded as research and development expense. For the six months ended June 30, 2010, the Company incurred costs of $30,000 under the license agreement, which was recorded as general and administrative expense. For the period from June 9, 2005 (date of inception) to June 30, 2010, the Company incurred costs of $452,000 under the agreement of which $158,000 were recorded as research and development expense and $294,000 were recorded as general and administrative expense.

California Institute of Technology (July 2005, License Agreement)—In July 2005, the Company entered into a license agreement with the California Institute of Technology (“Caltech”) to obtain certain patent rights and improvement rights in exchange for issuance of 200,000 shares of the Company’s common stock valued at a de minimis amount. The term of the agreement shall continue until the expiration, revocation, invalidation, or unenforceability of the licensed patent rights and improvements licensed to the Company. Improvements conceived and reduced to practice in the applicable laboratory at Caltech within three years of the effective date of the agreement are included in the improvement rights.

In 2007, the Company relinquished its rights to the licensed patents, which were no longer used in the Company’s business, and the agreement was amended to extend the term for includible improvements developed through July 12, 2009, and to expand the field of the licensed products and improvements. In exchange for this amendment, the Company made a payment of $100,000 to support biofuels research at Caltech and granted Caltech an additional 12,000 shares of the Company’s common stock valued at approximately $5,000, which amounts were recorded as research and development expense.

During 2008, the Company did not incur any costs under the Caltech agreement.

Gevo, Inc. and subsidiary (A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(As of December 31, 2008 and 2009 and for the years ended December 31, 2007, 2008 and 2009. Information as of June 30, 2010 and for the six months ended June 30, 2009 and 2010 is unaudited. Information subsequent to June 30, 2010 is unaudited.)

During 2009, the agreement was amended to expand the field of the licensed products and improvements and to extend the right to improvements through July 12, 2011, in exchange for a payment of $20,000, which amounts were recorded as research and development expense.

During 2010, the agreement was further amended to extend the right to improvements through July 12, 2013, in exchange for a payment of $40,000, which amounts were recorded as research and development expense.

For the period from June 9, 2005 (date of inception) to June 30, 2010, the Company incurred costs of $179,000 under the Caltech agreement of which $146,000 were recorded as research and development expense and $33,000 were recorded as general and administrative expense.

The Regents of the University of California (July 2008, Research Agreement)—In July 2008, the Company entered into a research agreement with The Regents whereby the Company would pay up to $2,400,000 over three years to support research and development of butanols and propanols by fermentation microorganisms from carbohydrate feed stocks. The Company has certain rights in any data developed under this agreement and has an exclusive option to license any intellectual property developed under the research agreement. The agreement was terminated effective February 14, 2010, in exchange for final payments of $225,000. The Company has no further obligations under this agreement. During the years ended December 31, 2008 and 2009, the Company recorded $400,000 and $800,000, respectively, as research and development expense under this agreement. For the six months ended June 30, 2009 and 2010, the Company recorded $400,000 and $225,000, respectively, as research and development expense under this agreement. For the period from June 9, 2005 (date of inception) to June 30, 2010, the Company recorded $1,425,000 as research and development expense under this agreement.

VIB—Effective May 1, 2009, the Company entered into a research agreement with VIB, a non-profit organization located in Belgium, to engage in research-modifying yeast to improve the production of isobutanol. The term of the agreement is for two years during which the Company must pay VIB the sum of €427,000 per year, plus travel expenses, and up to an additional €210,000 depending on the completion of four defined contract milestones. Effective March 1, 2010, the agreement with VIB was amended to reduce the annual fee to €300,000 per year. The agreement may be terminated by the Company with six months advance written notice. During the year ended December 31, 2009, the Company incurred €287,000 ($424,000) of research and development expense under this agreement. For the six months ended June 30, 2009 and 2010, the Company incurred €71,000 ($100,000) and €171,000 ($234,000), respectively, of research and development expense under this agreement. No milestones have been met or paid under this agreement as of June 30, 2010. For the period of June 9, 2005 (date of inception) to June 30, 2010, the Company incurred €458,000 ($658,000) of research and development expense under this agreement.

California Institute of Technology (2009, Contractor Agreement)—During the year ended December 31, 2009, the Company entered into a contractor agreement with Caltech under which Caltech will provide the Company with research and development services. The agreement is effective from October 1, 2009 through September 30, 2011 and may require payments up to $450,000. Either party may terminate the agreement upon 15 days’ written notice. During the year ended December 31, 2009, and for the six months ended June 30, 2010, the Company recorded $9,000 and $107,000, respectively, of research and development expense under this agreement. For the period of June 9, 2005 (date of inception) to June 30, 2010, the Company recorded $116,000 as research and development expense under this agreement.

Gevo, Inc. and subsidiary (A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(As of December 31, 2008 and 2009 and for the years ended December 31, 2007, 2008 and 2009. Information as of June 30, 2010 and for the six months ended June 30, 2009 and 2010 is unaudited. Information subsequent to June 30, 2010 is unaudited.)

Cargill, Incorporated (2010, Subcontractor Agreement)—During January 2010, the Company entered into a subcontractor agreement with Cargill to engage Cargill to provide research and development services to develop biological material that has been licensed by the Company. The agreement may require payment of up to $1,500,000 through the term of the agreement, which ends August 31, 2011. Either party may cancel the agreement upon 30 days’ written notice.

Within its research and development activities, the Company routinely enters into research and license agreements with various entities. Future royalty payments may apply under these license agreements if the technologies are used in future commercial products. In addition, the Company may from time to time make gifts to universities and other organizations to expand research activities in its fields of interest. Any amounts paid under these agreements are recorded as research and development expense as incurred.

The Company has been awarded grants or cooperative agreements from a number of government agencies, including the US Department of Energy, US National Science Foundation, US Environmental Protection Agency, Army Research Labs, and the US Department of Agriculture. Revenues recorded related to these grants and cooperative agreements for the years ended December 31, 2007, 2008, and 2009, and for the period from June 9, 2005 (date of inception) to June 30, 2010, were $275,000, $208,000, $660,000, and $2,035,000, respectively. For the six months ended June 30, 2009 and 2010, the Company recorded revenues of $347,000 and $792,000, respectively, related to these grants and cooperative agreements.

During 2008, the Company engaged a bank to act as its exclusive representative for the private placement of securities and agreed to a fee of 5% of the aggregate consideration received from new investors, subject to an initial minimum payment of $1,000,000. During 2009, the Company completed a Series D equity offering (Note 8) and paid the bank a fee of $1,000,000, plus expenses pursuant to the terms of the engagement letter. The fee paid to the bank, along with additional issuance costs of $346,000, have been recorded as an offset to additional paid-in capital. The terms of the engagement letter extend to future proceeds from issuance by the Company of debt or equity securities to new investors identified by the bank in the Series D offering process within 12 months following the last closing of the Series D financing. No additional fees were accrued or paid for the six months ended June 30, 2010.

4.    Gevo Development

Gevo, Inc. formed Gevo Development, a Delaware limited liability company, on September 18, 2009, to finance and develop biorefineries through direct acquisition or joint venture. Biorefinery plants accessed through Gevo Development are intended to be retrofitted using Gevo, Inc.’s integrated fermentation technology to produce isobutanol.

Gevo Development has two classes of membership interests outstanding. As of June 30, 2010, Gevo, Inc. is the sole owner of the class A interests, which comprise 90% of the outstanding equity interests of Gevo Development. CDP Gevo, LLC (CDP), which is indirectly owned by the two co-managing directors of Gevo Development, is the sole owner of the class B interests, which comprise the remaining 10% of the outstanding equity interests of Gevo Development. The class B interests and the related allocation, voting and distribution percentages for the class B interests are non-dilutable and may not be adjusted for any

Gevo, Inc. and subsidiary (A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(As of December 31, 2008 and 2009 and for the years ended December 31, 2007, 2008 and 2009. Information as of June 30, 2010 and for the six months ended June 30, 2009 and 2010 is unaudited. Information subsequent to June 30, 2010 is unaudited.)

reason. The class A interests and related allocation, voting and distribution percentages are dilutable and will be adjusted to account for additional capital contributions. Gevo Development is overseen by a five person board of managers, three of whom are appointed by Gevo, Inc. and two of whom are appointed by CDP. CDP’s class B interests, as amended, are subject to forfeiture until such time as the Company acquires and retrofits a biorefinery plant. The issuance of the class B interests are considered to be the grant of non-employee stock compensation. As vesting of the awards is dependent on counterparty performance conditions (the acquisition and retrofit of a biorefinery plant), no compensation expense has been recorded because the lowest aggregate fair value of the awards is zero. When the awards have been earned upon the acquisition and retrofit of a biorefinery plant, compensation expense will be recorded at the then fair value of the award. As of June 30, 2010, a biorefinery plant has not been acquired by the Company.

Gevo, Inc. made capital contributions of $750,000 and $1,500,000 to Gevo Development during the year ended December 31, 2009, and during the six months ended June 30, 2010, respectively. No capital contributions have been made by CDP through June 30, 2010. For the year ended December 31, 2009, and for the six months ended June 30, 2010, Gevo Development incurred a net loss of $731,000 and $1,466,000, respectively, which has been fully allocated to Gevo, Inc.’s capital contribution account based upon its capital contributions. For financial reporting purposes, the income or loss allocated to the members of Gevo Development is determined using the hypothetical liquidation at book value method. Under this method, net income or loss is allocated between members by determining the difference between the amount of equity at the beginning of the reporting period and equity at the end of the reporting period, which would be distributed to each member if the entity were to be liquidated as of those dates. Distributions, when and if declared by the board of managers, are allocated, first, to each member for their estimated tax amount, then, for their unreturned capital contributions, and lastly, according to their distribution percentages. Allocation, distribution, and voting percentages are determined in accordance with the LLC Agreement.

The LLC Agreement provides that, unless Gevo, Inc. agrees otherwise, all of the class B interests in Gevo Development will be converted into shares of Gevo, Inc. common stock upon the occurrence of certain fundamental events, including an initial public offering, based on their relative values as defined in the agreement.

Subsequent to June 30, 2010, as described in Note 16 in the section titled “Equity Purchase Agreement and Related Transactions,” Gevo, Inc. acquired 100% of the outstanding class B interests of Gevo Development from CDP pursuant to an equity purchase agreement. Gevo, Inc. currently owns 100% of the outstanding equity interests of Gevo Development as a wholly owned subsidiary.

When Gevo Development was formed, Gevo, Inc., Gevo Development, and CDP also entered into the following related agreements: a commercialization agreement, a common stock warrant, a guaranty agreement, and an exchange agreement.

Commercialization Agreement—The commercialization agreement sets forth the services that Gevo, Inc. and CDP will provide to Gevo Development. Pursuant to the commercialization agreement, CDP has agreed to provide Gevo Development with certain services, which include: (i) raising, managing, and deploying capital to acquire or access ethanol plants for future retrofit; (ii) developing and executing

Gevo, Inc. and subsidiary (A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(As of December 31, 2008 and 2009 and for the years ended December 31, 2007, 2008 and 2009. Information as of June 30, 2010 and for the six months ended June 30, 2009 and 2010 is unaudited. Information subsequent to June 30, 2010 is unaudited.)

projects incorporating our intellectual property into accessed plants for the production of isobutanol; and (iii) overseeing the production and operations management of acquired plants. The services that Gevo, Inc. has agreed to provide to Gevo Development include developing the applicable markets for renewable fuels and chemicals, providing technical and operational support for our intellectual property and retrofitting accessed plants with our intellectual property. Gevo, Inc. has also agreed to provide all necessary and reasonable support to Gevo Development and CDP in connection with their respective responsibilities under the commercialization agreement. The terms pursuant to which Gevo, Inc. will license or otherwise provide its intellectual property to any production facility, market any of the products produced by any production facility or provide developmental or operational support services to any production facility are subject to negotiation and will be set forth in separate agreements to be entered into by Gevo, Inc. with Gevo Development and CDP.

The commercialization agreement provides for mutual exclusivity whereby each of the parties agrees not to engage in certain commercialization-related activities, except through Gevo Development. CDP also has a co-investment obligation under the commercialization agreement which requires that CDP match at least 1% of the total amount of capital that Gevo, Inc. invests in connection with the project activities and the retrofit of the first production facility.

After the first production plant has been acquired, but prior to the acquisition and commencement of the retrofit of a second production plant, Gevo Development has the right and option to either require us to purchase all of its right, title, and interest in the first plant or to require us to sell all of our right, title, and interest in the first plant to Gevo Development. In each case, the aggregate purchase price will be equal to the net cost basis of the first plant at the time of the transfer.

Gevo Development compensates CDP for its services through a quarterly management fee and the payment of bonuses upon achievement of established milestones. CDP has also been granted a warrant to purchase 858,000 shares of the common stock of Gevo, Inc. at an exercise price of $2.70 per share, the estimated fair value of a share of Gevo, Inc.’s common stock at the time of entering into the warrant agreement, that vest upon achievement of specific milestones. See description below at Warrant Agreement. The commercialization agreement expires on December 31, 2016, if not terminated earlier by the occurrence of certain events or payments, including any failure on the part of CDP to achieve its performance milestones.

During the year ended December 31, 2009, and the six months ended June 30, 2010, Gevo Development recorded $528,000 and $477,000, respectively, in fees and bonuses to CDP, and $55,000 and $95,000, respectively, for reimbursable expenses to CDP, which amounts have been recorded as general and administrative costs on the statements of operations. The commercialization agreement contemplates fee payments of approximately $955,000 per year for each of the years ending December 31, 2010 through 2012, potential bonus payments upon achievement of specific milestones of up to $2,250,000 over the three-year period ending December 31, 2012, and reimbursement of expenses. As described in Note 16 in the section titled “Equity Purchase Agreement and Related Transactions,” the commercialization agreement was terminated on September 22, 2010.

Warrant Agreement—The warrant agreement details the terms upon which Gevo, Inc. has granted a warrant to CDP to purchase 858,000 shares of the common stock of Gevo, Inc. at an exercise price of $2.70 per share, the estimated fair value of a share of Gevo, Inc.’s common stock at the time of entering

Gevo, Inc. and subsidiary (A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(As of December 31, 2008 and 2009 and for the years ended December 31, 2007, 2008 and 2009. Information as of June 30, 2010 and for the six months ended June 30, 2009 and 2010 is unaudited. Information subsequent to June 30, 2010 is unaudited.)

into the warrant agreement. The warrant expires in September 2016, unless terminated earlier as provided in the agreement. The warrant shares are initially unvested and vest in increments upon the achievement of specific performance milestones. Vesting is accelerated upon the occurrence of a change of control event. The closing of Gevo, Inc.’s proposed initial public offering will not be considered a change of control event under the warrant. No amounts have been recorded for these warrants in the Company’s consolidated statements of operations through June 30, 2010, as none of the counterparty performance milestones have been met; therefore, the lowest aggregate fair value of the award is zero. Upon achievement of a specific milestone, the vested portion of the warrant will be measured and recorded in the consolidated financial statements based on the fair value of the warrants at that time. As described in Note 16 in the section titled “Equity Purchase Agreement and Related Transactions,” the warrant agreement was amended and restated to provide that 50% of the warrant shares granted under such warrant agreement would vest on September 22, 2010. The remaining warrant shares will vest over a two-year period beginning on September 22, 2010, subject to acceleration and termination in certain circumstances.

Guaranty Agreement—In September 2009, in connection with the formation of Gevo Development and the execution of the commercialization agreement, Gevo, Inc. entered into a guaranty agreement pursuant to which Gevo, Inc. has agreed to guarantee the financial obligations of Gevo Development to CDP under the commercialization agreement through the earlier of the termination of the commercialization agreement or December 31, 2011. Gevo, Inc.’s liability under this agreement is limited to Gevo Development’s payment obligations arising under the commercialization agreement during the term of the guaranty agreement only. As of June 30, 2010, the maximum potential amount of future payments that Gevo, Inc. could be required to make is $2,900,000 for management fee payments and bonus payments upon achievement of specific milestones, along with reimbursement of expenses incurred. As described in Note 16 in the section titled “Equity Purchase Agreement and Related Transactions,” the guaranty agreement was terminated on September 22, 2010.

Exchange Agreement—As described in the exchange agreement, if, upon a termination event, none of the parties own a production facility, the class B interests will be immediately forfeited without consideration. If, upon a termination event, the parties own a production facility, Gevo, Inc. shall have a call option to acquire the class B interests (a portion or in total) at a purchase price calculated according to valuation methods proscribed in the exchange agreement. Upon a fundamental event, as described in the exchange agreement and including a change in control, initial public offering, sale, or transfer of substantially all assets of Gevo, Inc., and other defined events, CDP’s class B interests will convert into shares of Gevo, Inc.’s common stock based on their relative values, as defined, as of the closing of the fundamental event. As described in Note 16 in the section titled “Equity Purchase Agreement and Related Transactions,” the exchange agreement was terminated on August 5, 2010.

Gevo Development is considered to be a variable interest entity. As of and for the year ended December 31, 2009, Gevo, Inc. is considered to be the primary beneficiary as it absorbed the majority of the expected losses and residual returns of Gevo Development. Effective January 1, 2010, Gevo, Inc. adopted the amended provisions of FASB ASC 810, Consolidation (previously FASB Statement No. 167, Amendments to FASB Interpretation No. 46(R)). Under the amended provisions of ASC 810, as of and for the six months ended June 30, 2010, Gevo Development continues to be a VIE and Gevo, Inc. is still considered to be the primary beneficiary as it has both (a) the power to direct the activities of Gevo

Gevo, Inc. and subsidiary (A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(As of December 31, 2008 and 2009 and for the years ended December 31, 2007, 2008 and 2009. Information as of June 30, 2010 and for the six months ended June 30, 2009 and 2010 is unaudited. Information subsequent to June 30, 2010 is unaudited.)

Development that most significantly impact the entity’s economic performance and (b) the obligation to absorb losses of Gevo Development that could potentially be significant to the entity or the right to receive benefits from Gevo Development that could potentially be significant to the entity. As such, Gevo Development is consolidated. The net assets of Gevo Development are $19,000 as of December 31, 2009, which consists of $124,000 of cash and $105,000 of current liabilities. The net assets of Gevo Development are $53,000 as of June 30, 2010, which consists of $795,000 of cash and $741,000 of current liabilities. The total assets of Gevo Development represent less than 1% of the Company’s total consolidated assets at December 31, 2009 and less than 2% of our total consolidated assets at June 30, 2010. As of June 30, 2010, none of the Company’s consolidated assets are collateral for the obligations of Gevo Development, other than might be required under the guaranty agreement noted above. As of June 30, 2010, the creditors of Gevo Development have recourse to the general credit of Gevo, Inc. No gain or loss was recognized by the Company upon the initial consolidation of Gevo Development. As described in Note 16, as of September 22, 2010, Gevo, Inc. owns 100% of the outstanding equity interests of Gevo Development as a wholly owned subsidiary.

5.    Secured Long-Term Debt

On December 18, 2006, the Company entered into a Loan and Security Agreement with Lighthouse Capital Partners V, L.P. (“Lighthouse”) for a maximum loan amount of up to $750,000. During 2007 and 2008, the agreement was amended by “Amendment One,” “Amendment Two,” “Amendment Three” and “Amendment Four” to allow for an additional $9,000,000 in borrowings prior to March 31, 2008, for a total maximum loan amount of $9,750,000. Through June 30, 2009, the Company had borrowed $9,078,000 and repaid principal of $1,143,000, resulting in an outstanding principal balance of $7,935,000.

In July 2009, the Company amended the Lighthouse agreement (“Amendment Five”) to aggregate all outstanding loan advances totaling $7,935,000 into one promissory Note (“Restructure Note”). The Restructure Note bears an interest rate of 12% per annum, requires interest only payments for the period from July 2009 through December 2010, principal plus interest repayments of equal amounts over the 18 months commencing January 1, 2011, and a final payment of $454,000 due on July 1, 2012.

Following guidance in FASB ASC 470-50, Debt: Modifications and Extinguishments, the original and new debt instruments are not substantially different and, therefore, the debt is accounted for on a prospective basis, using the carrying value of the original debt at the time of the modification, adjusted for the additional warrants issued, and amortizing the discounts to interest expense over the remaining term of the modified debt instrument using the interest method. The final payment has been accounted for as interest expense over the term of the original Notes and the unamortized portion as of July 2009 is accounted for as interest expense over the term of the Restructure Note.

Until $5,000,000 of principal payments have been made against the Restructure Note, Lighthouse maintains a blanket security interest in all assets of the Company other than intellectual property. Until payment in full of the Restructure Note, the Company is prohibited from granting a security interest in its intellectual property to any other entity. Upon repayment of $5,000,000 of principal payments against the Restructure Note, the blanket security interest will be released. Lighthouse will retain the Company’s negative pledge on its intellectual property and security interest in the assets, including equipment and fixtures, financed by the proceeds of each original loan advance made under the original loan agreement,

Gevo, Inc. and subsidiary (A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(As of December 31, 2008 and 2009 and for the years ended December 31, 2007, 2008 and 2009. Information as of June 30, 2010 and for the six months ended June 30, 2009 and 2010 is unaudited. Information subsequent to June 30, 2010 is unaudited.)

Amendment One, and Amendment Three until the loan has been paid in full. The Lighthouse agreement does not contain financial ratio covenants, but does impose certain affirmative and negative covenants, which include prohibiting the Company from paying any dividends or distributions or creating any liens against the collateral as defined in the agreement, as amended. The Company is in compliance with all debt covenants.

As described in Note 16, on August 6, 2010, the Company repaid $5,000,000 in outstanding principal, as well as $250,000 of the final payment, under the note with Lighthouse, using amounts borrowed pursuant to a loan and security agreement with TriplePoint Capital LLC (TriplePoint), as well as available cash resources. As a result of such payment, Lighthouse released its blanket security interest, and retains only the negative pledge on our intellectual property and a security interest in the assets, including equipment and fixtures, financed by the proceeds of each original loan advance made under the loan agreement until such time as the loan is paid in full.

The carrying value of the secured long-term debt included in the Company’s consolidated balance sheets at December 31, 2008 and 2009, and June 30, 2010, consists of the following:

	December 31, 2008	December 31, 2009	June 30, 2010
			(unaudited)
Long-term debt, unpaid principal plus final payment	$8,891,000	$8,389,000	$8,389,000
Less unamortized debt discounts for final payment and original fair value of warrants issued with debt	(713,000)	(688,000)	(550,000)

	8,178,000	7,701,000	7,839,000
Less current portion	(1,769,000)	—	(2,174,000)

Long-term portion of the long-term debt	$6,409,000	$7,701,000	$5,665,000

Interest expense related to the Lighthouse secured long-term debt for the years ended December 31, 2007, 2008 and 2009, and for the period from June 9, 2005 (date of inception) to June 30, 2010, was $140,000, $332,000, $1,103,000 and $2,193,000, respectively, of which $54,000, $50,000, $235,000 and $477,000, respectively, was for the accretion of debt discounts relating to the final payment and the grant date value of the warrants issued in connection with the debt. Interest expense related to the Lighthouse secured long-term debt for the six months ended June 30, 2009 and 2010, was $496,000 and $618,000, respectively, of which $115,000 and $138,000, respectively, was for the accretion of debt discounts relating to the final payment and the grant date value of the warrants issued in connection with the debt.

During the years ended December 31, 2008 and 2009, the Company made principal repayments of $521,000 and $622,000, respectively. No principal repayments were made prior to the year ended December 31, 2008. No principal repayments were made during the six months ended June 30, 2010.

Gevo, Inc. and subsidiary (A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(As of December 31, 2008 and 2009 and for the years ended December 31, 2007, 2008 and 2009. Information as of June 30, 2010 and for the six months ended June 30, 2009 and 2010 is unaudited. Information subsequent to June 30, 2010 is unaudited.)

The following is a summary of principal maturities of long-term debt and the non-principal final payment as of June 30, 2010, for the remainder of 2010 and the next two years:

	Principal	Final Payment	Total
2010	$—	$—	$—
2011	5,131,000	—	5,131,000
2012	2,804,000	454,000	3,258,000

	$7,935,000	$454,000	$8,389,000

In conjunction with the Lighthouse loan agreement, as amended, the Company issued warrants to purchase shares of the Company’s preferred stock. The issuance date fair value of these warrants has been recorded as a debt discount against the debt (“debt discount”) and amortized to interest expense over the term of the original Notes and the unamortized portion as of July 2009 is accounted for as interest expense over the term of the Restructure Note. The warrants issued during the years ended December 31, 2006 through December 31, 2008, were valued on the issuance dates using an option-pricing model using a risk-free interest rate of between 3.00% and 4.43%, expected volatility of between 70% and 75%, no expected dividend yield and a term of seven years. The warrants issued during the year ended December 31, 2009, were valued on the issuance dates using an option-pricing model using a risk-free interest rate of between 0.95% and 1.00%, expected volatility of between 68% and 94%, and a term of between 2.25 and 2.75 years. These warrants are considered to be derivative instruments. They are recorded as fair value of warrant liabilities in the consolidated balance sheets and marked to market each period through the statement of operations. See Note 9. Warrants issued to Lighthouse are summarized below:

Year Warrants Issued	Number of Warrant Shares	Security Exercisable Into	Exercise Price	Fair Value at Issuance
2006 (upon signing original loan agreement)	8,571	Series A-3 preferred stock	$1.75	$10,000
2007 (upon signing Amendment One)	8,583	Series A-4 preferred stock	2.33	15,000
2007 (upon borrowing under the original loan agreement)	6,429	Series A-3 preferred stock	1.75	8,000
2007 (upon borrowing under Amendment One)	5,265	Series A-4 preferred stock	2.33	10,000
2008 (upon signing Amendment Three)	16,423	Series C preferred stock	5.48	61,000
2008 (upon signing Amendment Four)	45,620	Series C preferred stock	5.48	178,000
2008 (upon borrowing under Amendment One)	1,173	Series A-4 preferred stock	2.33	2,000
2008 (upon borrowing under Amendment Three)	8,080	Series C preferred stock	5.48	32,000
2008 (upon borrowing under Amendment Four)	13,687	Series C preferred stock	5.48	53,000
2009 (upon borrowing under Amendment Three)	416	Series C preferred stock	5.48	1,000
2009 (upon signing Amendment Five)	55,000	Series D preferred stock	7.04	202,000

	169,247			$572,000

Gevo, Inc. and subsidiary (A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(As of December 31, 2008 and 2009 and for the years ended December 31, 2007, 2008 and 2009. Information as of June 30, 2010 and for the six months ended June 30, 2009 and 2010 is unaudited. Information subsequent to June 30, 2010 is unaudited.)

6.    Convertible Promissory Notes

During January 2008, the Company entered into a note and warrant purchase agreement (“Bridge Financing”) with certain investors, who were also holders of the Company’s Series A and Series B preferred stock, and issued unsecured convertible promissory Notes and warrants to purchase shares of preferred stock. Under this agreement, the Company borrowed $3,000,000 at an interest rate of 8% per annum with a maturity date of December 31, 2008, unless earlier converted according to the terms of the agreement. The outstanding principal balance of $3,000,000 plus accrued interest of $43,000 was converted into the Company’s Series C preferred stock in March 2008 at a price of $5.48 per share. In connection with the Bridge Financing and subsequent conversion into preferred stock, the Company issued warrants to acquire 136,862 shares of the Company’s Series C preferred stock at a price of $5.48 per share. The warrants expire in 2018 or five years after the first firm commitment to an underwritten public offering of the Company’s securities. The fair value assigned to the warrants of $505,000 was recorded as a discount on the convertible Notes payable and was fully amortized to interest expense upon conversion of the Notes to Series C preferred stock in March 2008. The fair value of the warrants was calculated using a Black-Scholes model using a risk-free interest rate of 3.03%, expected volatility of 77%, no expected dividend yield, and a term of 10 years.

In accordance FASB ASC 470-20, Debt—Debt with Conversion and Other Options (previously EITF No. 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios, and EITF No. 00-27, Application of 98-5 to Certain Convertible Instruments), the company recorded $505,000 of additional discount on the convertible promissory Notes to reflect the beneficial conversion feature associated with the conversion of the Notes to preferred stock. The discount was originally being amortized to interest expense from the date of issuance to maturity, December 31, 2008. Upon conversion of the Notes to Series C preferred stock in March 2008, the unamortized discount was recorded as interest expense. Interest expense recorded on the amortization of the discount related to the beneficial conversion feature was $505,000 for the year ended December 31, 2008.

7.    Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses in the consolidated balance sheets at December 31, 2008 and 2009, and at June 30, 2010, consisted of the following:

	December 31, 2008	December 31, 2009	June 30, 2010
			(unaudited)
Accounts payable—trade	$388,000	$591,000	$1,312,000
Accrued expenses—University of California research agreement	400,000	—	—
Accrued expenses —Cargill license agreement	—	600,000	647,000
Accrued employee compensation	689,000	797,000	1,114,000
Accrued expenses—ICM	30,000	337,000	438,000
Accrued deferred offering costs	—	—	376,000
Other accrued expenses	137,000	196,000	649,000

	$1,644,000	$2,521,000	$4,536,000

Gevo, Inc. and subsidiary (A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(As of December 31, 2008 and 2009 and for the years ended December 31, 2007, 2008 and 2009. Information as of June 30, 2010 and for the six months ended June 30, 2009 and 2010 is unaudited. Information subsequent to June 30, 2010 is unaudited.)

8.    Capital Stock

As of June 30, 2010, the Company’s authorized classes of capital stock consist of 30,000,000 shares of $0.01 par value common stock and 15,246,000 shares of $0.01 par value preferred stock.

Preferred Stock—The Company has designated the following classes of preferred stock; a description of each is as follows:

Series A-1—In August 2005, the Company issued 1,000,000 shares of $0.01 par value Series A-1 preferred stock at $0.50 per share. In connection with the Series A-1 preferred stock offering, the Company paid $56,000 in issuance costs, which has been recorded as an offset to additional paid-in capital.

Series A-2—In February 2006, the Company issued 1,084,000 shares of $0.01 par value Series A-2 preferred stock at $0.83 per share. In connection with the Series A-2 preferred stock offering, the Company paid $10,000 in issuance costs, which has been recorded as an offset to additional paid-in capital.

Series A-3—In October 2006, the Company issued 915,000 shares of $0.01 par value Series A-3 preferred stock at $1.75 per share. In connection with the Series A-3 preferred stock offering, the Company paid $10,000 in issuance costs, which has been recorded as an offset to additional paid-in capital.

Series A-4—In April 2007, the Company issued 858,369 shares of $0.01 par value Series A-4 preferred stock at $2.33 per share. In connection with the Series A-4 preferred stock offerings, the Company paid $33,000 in issuance costs, which has been recorded as an offset to additional paid-in capital.

The Series A-1, Series A-2, Series A-3, and Series A-4 are collectively referred to as “Series A.”

Series B—In July 2007, the Company issued 1,027,397 shares of $0.01 par value Series B preferred stock at $2.92 per share. In connection with the Series B preferred stock offerings, the Company paid $49,000 in issuance costs, which has been recorded as an offset to additional paid-in capital.

Series C—In March 2008, the Company issued 3,102,190 shares of $0.01 par value Series C preferred stock at $5.48 per share through the conversion of convertible promissory Notes and accrued interest of $3,043,000 (Note 6), as well as the receipt of additional proceeds of $13,957,000. In connection with the Series C preferred stock offerings, the Company paid $210,000 in issuance costs, which has been recorded as an offset to additional paid-in capital.

Series D—Between April and August 2009, the Company issued 4,616,483 shares of $0.01 par value Series D preferred stock at $7.04 per share. In connection with the Series D preferred stock offerings, the Company paid $1,346,000 in issuance costs, which has been recorded as an offset to additional paid-in capital.

Series D-1—Between March and May 2010, the Company issued 1,843,675 shares of Series D-1 preferred stock at a price of $17.12 per share for gross cash proceeds of approximately $31,564,000 and issued 58,412 shares of Series D-1 preferred stock at $17.12 per share in exchange for $1,000,000 of

Gevo, Inc. and subsidiary (A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(As of December 31, 2008 and 2009 and for the years ended December 31, 2007, 2008 and 2009. Information as of June 30, 2010 and for the six months ended June 30, 2009 and 2010 is unaudited. Information subsequent to June 30, 2010 is unaudited.)

future services to be provided by ICM. The 58,412 shares issued to ICM in exchange for the credit against future services are fully vested, non-forfeitable and non-cancellable. In addition, ICM must pay a penalty of $250,000 if future services are not provided according to the terms of the agreement. In aggregate, the Company issued a total of 1,902,087 shares of Series D-1 preferred stock at $17.12 per share for $32,564,000. In connection with the Series D-1 preferred stock offerings, the Company paid $153,000 in issuance costs, which has been recorded as an offset to additional paid-in capital. As of June 30, 2010, the Company had $896,000 remaining on its prepaid credit with ICM which is recorded in prepaid expenses and other current assets on the Company’s balance sheet.

The Series A, Series B, Series C, Series D, and Series D-1 are collectively referred to as “preferred stock.”

The preferred stock has the following characteristics:

Liquidation—In the event of a liquidation, dissolution, or winding up of the Company, prior to and in preference to any payments to holders of common stock, the holders of preferred stock shall be entitled to receive the amount of the original purchase price for each such series of preferred stock, plus all declared and unpaid dividends. If the assets of the Company are insufficient to permit payment in full to the holders of preferred stock, then the assets of the Company shall be distributed among the holders of preferred stock pro rata according to their respective liquidation preferences. After payment to all preferred stockholders, the remaining assets available for distribution shall be distributed to the holders of common stock. The occurrence of either a merger or an asset sale shall be deemed to be a liquidation event, unless such treatment is waived in writing by the holders of at least 65% of the preferred stock then outstanding, provided such merger or asset sale will not be deemed a liquidation event if the holders of Series D stock are to receive an amount equal to or less than the original issue price of the Series D unless such transaction receives majority approval by Series D stockholders, who are not holders of Series A, Series B, or Series C stock, if a merger or an asset sale occurs within 12 months of April 2009.

The preferred shares authorized, issued, and outstanding and the aggregate preference on liquidation by preferred stock series as of June 30, 2010, is presented as follows:

	Shares Authorized	Shares Outstanding	Liquidation Preference
Series A-1	1,000,000	1,000,000	$500,000
Series A-2	1,084,000	1,084,000	903,000
Series A-3	930,000	915,000	1,601,000
Series A-4	873,390	858,369	2,000,000
Series B	1,027,397	1,027,397	3,000,000
Series C	3,323,278	3,102,190	17,000,000
Series D	4,671,483	4,616,483	32,500,000
Series D-1	2,336,452	1,902,087	32,564,000

	15,246,000	14,505,526	$90,068,000

Voting Rights—Each holder of preferred stock is entitled to the number of votes equal to the number of shares of common stock into which each preferred share is convertible at the time of a vote. With certain exceptions, the holders of preferred stock vote together with the holders of common stock as one class.

Gevo, Inc. and subsidiary (A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(As of December 31, 2008 and 2009 and for the years ended December 31, 2007, 2008 and 2009. Information as of June 30, 2010 and for the six months ended June 30, 2009 and 2010 is unaudited. Information subsequent to June 30, 2010 is unaudited.)

The certificate of incorporation, as amended, contains several protective provisions whereby at least 65% of the holders of preferred stock must approve certain corporate actions, such as the issuance of capital stock, changes to the authorized number of preferred shares, a merger or asset sale, declare or pay dividends, form a subsidiary, authorize a debt security and other actions as described in the certificate of incorporation. In addition, the holders of a majority of Series A, the holders of a majority of Series B, the holders of at least two-thirds of Series C, the holders of at least 70% of Series D, and the holders of at least 70% of Series D-1, each voting as a separate series, must approve certain corporate actions as described in the certificate of incorporation.

Dividends—The holders of preferred stock are entitled to receive, when, as, and if declared by the Board of Directors and out of funds legally available, noncumulative cash dividends at a rate of 8% per annum. Dividends on preferred stock are payable in preference and priority to any dividend on the common stock. Dividends on the preferred stock are not mandatory or cumulative. No dividends have been declared to date.

Conversion—For all series of preferred stock except Series D-1: Each share of preferred stock is convertible, at the option of the holder, into a number of common stock shares determined by dividing the respective preferred stock original issue price by the conversion price in effect at the time of conversion. The current conversion ratio is one share of preferred stock for one share of common stock and is subject to certain adjustments.

For Series D-1: Each share of Series D-1 preferred stock is convertible into the number of shares of common stock determined by dividing the original issue price of the Series D-1 of $17.12, as adjusted, by the conversion price of the Series D-1 in effect at the time of conversion. The initial conversion price for the Series D-1 is $17.12, resulting in an initial conversion ratio that is one share of Series D-1 preferred stock for one share of common stock. In addition to the conversion price adjustments that are applicable to the other series of preferred stock, the conversion price of the Series D-1 adjusts upon the closing of an initial public offering (the offering) or qualified financing. A qualified financing is defined as the first issuance of common stock or a new series of convertible preferred stock by Gevo, Inc. following the final closing of the Series D-1 financing. If the offering or qualified financing closes on or prior to December 31, 2010, the conversion price of the Series D-1 is adjusted to an amount equal to 75% of the offering price per share or price per share paid by investors in a qualified financing. If the offering or qualified financing closes between January 1, 2011 and September 30, 2011, the conversion price of the Series D-1 is adjusted to an amount equal to 60% of the offering price per share or price per share paid by investors in a qualified financing. If an initial public offering or qualified financing does not occur by September 30, 2011, then the conversion ratio adjusts such that each share of Series D-1 preferred stock is convertible into two shares of common stock. If a merger or asset sale occurs, as defined in the amended and restated certificate of incorporation, on or prior to September 30, 2011, then the conversion ratio adjusts so that each share of Series D-1 preferred stock is convertible into one and one-half shares of common stock.

The Series D-1 preferred stock is considered to have a beneficial conversion feature because the conversion ratio adjusts from the initial conversion rate of one common share for each preferred share to two common shares for each preferred share if an initial public offering or qualified financing does not occur on or before September 30, 2011. At the issuance dates of the Series D-1 between March and May 2010, the Company

Gevo, Inc. and subsidiary (A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(As of December 31, 2008 and 2009 and for the years ended December 31, 2007, 2008 and 2009. Information as of June 30, 2010 and for the six months ended June 30, 2009 and 2010 is unaudited. Information subsequent to June 30, 2010 is unaudited.)

recorded the beneficial conversion feature at its aggregate intrinsic value of approximately $5,744,000 as a discount on the preferred stock with a corresponding credit to additional paid-in-capital. Unless the preferred stock is converted prior to September 30, 2011, the discount will be recorded as a deemed dividend and amortized as a debit to retained earnings and a credit to additional paid-in-capital during the period from March 26, 2010 to September 30, 2011. In the event of an initial public offering or qualified financing, or a merger or asset sale, that closes on or prior to September 30, 2011, the beneficial conversion feature will be recalculated using the adjusted conversion ratio applied against the original commitment-date estimated fair value of the underlying common stock. If the amortized amount of the beneficial conversion feature resulting from the initial measurement of the intrinsic value before the event exceeds the remeasured intrinsic value, the excess amortization charge will not be reversed and any unamortized discount will be reversed.

All series of preferred stock contain a provision to adjust the original conversion price in the event subsequent shares are sold at a price less than the conversion price and for events such as a stock split. All preferred stock converts into common stock upon the affirmative election of the holders of at least 65% of the outstanding preferred shares, or immediately prior to the closing of an underwritten public stock offering that raises gross proceeds of at least $50,000,000 and a price per share of at least $15.00, subject to certain adjustments.

Redemption—The preferred stock is not redeemable.

Common Stock—Each share of common stock is entitled to one vote. The holders of common stock are entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, subject to the prior rights of all holders of all classes of stock outstanding.

The Company has granted stock options and restricted common stock under the Gevo, Inc. 2006 omnibus securities and incentive plan (the “Incentive Plan”) (Note 10).

Warrants—As described below, as of June 30, 2010, the Company has issued and outstanding 858,000 warrants that are exercisable into common stock and 306,109 warrants that are exercisable into preferred stock.

Preferred Stock Warrants—In conjunction with the Lighthouse loan agreement (Note 5), as amended through December 31, 2009, the Company issued warrants to acquire 15,000 shares of the Company’s Series A-3 preferred stock with an exercise price of $1.75, warrants to acquire 15,021 shares of the Company’s Series A-4 preferred stock with an exercise price of $2.33, warrants to acquire 84,226 shares of the Company’s Series C preferred stock with an exercise price of $5.48 and warrants to acquire 55,000 shares of the Company’s Series D preferred stock with an exercise price of $7.04. The Series A-3 warrants expire in 2013 or three years after the closing of an initial public offering. The Series A-4 warrants expire in 2014 or three years after the closing of an initial public offering. The Series C warrants expire in 2015 or three years after the closing of an initial public offering. The Series D warrants expire in 2016 or three years after the closing of an initial public offering.

During January 2008, the Company entered into a note and warrant purchase agreement (Note 6) for Bridge Financing whereby the Company issued warrants to acquire 136,862 shares of the Company’s

Gevo, Inc. and subsidiary (A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(As of December 31, 2008 and 2009 and for the years ended December 31, 2007, 2008 and 2009. Information as of June 30, 2010 and for the six months ended June 30, 2009 and 2010 is unaudited. Information subsequent to June 30, 2010 is unaudited.)

Series C preferred stock at a price of $5.48 per share. The warrants expire in 2018 or five years after the first firm commitment underwritten public offering of the Company’s securities.

Effective January 1, 2009, all warrants issued by the Company that are exercisable into preferred stock are accounted for as derivative liabilities and recognized in the consolidated balance sheets at their estimated fair value (Note 9).

As described in Note 16, the Company has issued warrants to TriplePoint pursuant to a loan and security agreement subsequent to June 30, 2010.

Common Stock Warrants—In conjunction with the formation of Gevo Development and contemporaneously signed documents between Gevo, Inc., Gevo Development, and CDP, Gevo, Inc. issued a warrant to CDP to acquire 858,000 shares of the common stock of Gevo, Inc. with an exercise price of $2.70 (Note 4). The warrant expires in 2016, unless terminated earlier as provided in the agreement. The warrant vests upon the achievement of specific performance milestones, none of which had been met as of June 30, 2010. No amount was recorded for these warrants in the Company’s consolidated statements of operations through June 30, 2010, due to the performance milestones not having been met through that date. Upon achievement of a specific milestone, the vested portion of the warrant will be measured and recorded in the consolidated financial statements. As described in Note 16 in the section titled “Equity Purchase Agreement and Related Transactions,” the warrant agreement was amended and restated to provide that 50% of the warrant shares granted under such warrant agreement would vest on September 22, 2010. The remaining warrant shares will vest over a two-year period beginning on September 22, 2010, subject to acceleration and termination in certain circumstances.

Incentive Stock Plan—During 2006, the Company established the Incentive Plan. Pursuant to the Incentive Plan, the Company may grant stock awards, including incentive stock options, nonstatutory stock options, restricted stock, and stock appreciation rights, to employees, directors, and consultants of the Company. As of June 30, 2010, the Company has authorized 3,254,853 shares of common stock to be issued through the grant of stock awards pursuant to the Incentive Plan (Note 10).

9.    Derivative Liabilities (Preferred Stock Warrant Liabilities)

Effective January 1, 2009 upon the adoption of FASB ASC 815, Derivatives and Hedging, all warrants issued by the Company that are exercisable into preferred stock are accounted for as derivatives and recognized in the consolidated balance sheets as fair value of warrant liabilities at their estimated fair value. As such, effective January 1, 2009, the Company reclassified the fair value of these preferred stock warrants from equity to liability status as if these warrants were recorded as a derivative liability since their dates of issuance due to the preferred stock having down-round protection. As a result of this change in accounting principle, on January 1, 2009, the Company recorded these liabilities at their fair value of $289,000 and recorded a cumulative catch-up adjustment of $585,000 to reduce the accumulated deficit account and reduced additional paid-in capital by $874,000. The adjustment to accumulated deficit (the cumulative income effect of the accounting change) was calculated for the change in the fair value of the warrants from the date of their issuance through January 1, 2009.

Gevo, Inc. and subsidiary (A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(As of December 31, 2008 and 2009 and for the years ended December 31, 2007, 2008 and 2009. Information as of June 30, 2010 and for the six months ended June 30, 2009 and 2010 is unaudited. Information subsequent to June 30, 2010 is unaudited.)

As of December 31, 2009 and June 30, 2010, the fair value of preferred stock warrants was estimated to be $982,000 and $2,232,000, respectively, using the option-pricing method. The Company recorded a $490,000 non-cash charge related to the change in fair value of preferred stock warrants for the year ended December 31, 2009, and $443,000 and $1,250,000, for the six months ended June 30, 2009 and 2010, respectively. These warrant liabilities are marked to fair value from January 1, 2009 resulting in the recognition of gain or loss in the Company’s consolidated statements of operations as gain or loss from change in fair value of warrant liabilities from that date.

During the year ended December 31, 2009, the Company issued an additional warrant to Lighthouse to acquire 55,000 shares of the Company’s Series D preferred stock with an exercise price of $7.04, and an additional warrant to acquire 416 shares of the Company’s Series C preferred stock with an exercise price of $5.48. No additional preferred stock warrants were issued during the six months ended June 30, 2010. Due to the nature of these derivative instruments, the instruments contain no credit-risk-related contingent features. Upon a qualifying initial public offering, the preferred stock warrants would convert to common stock warrants and the related preferred stock warrant liability would be reclassified to additional paid-in capital and would no longer be marked to fair value going forward.

To value its preferred stock warrants and common stock as of June 30, 2010, the Company first estimated its enterprise value and then allocated this value to the underlying classes of equity using the option pricing method as outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (AICPA Practice Aid). In estimating the enterprise value, the Company used a scenario analysis incorporating probabilities of future events for existing shareholders of an initial public offering (IPO), merger / acquisition (M&A), or liquidation to calculate an overall enterprise value of the Company. The enterprise value was then allocated to the common stock, preferred stock and preferred stock warrants using the option-pricing method. To calculate the enterprise value in the IPO and M&A scenarios, the Company used an income approach, which incorporated a discounted cash flow valuation. This approach requires a projection of the cash flows that the business expects to generate over a forecast period and an estimate of the present value of cash flows beyond that period, which is referred to as terminal value. These cash flows are converted to present value by means of discounting, using a rate of return that accounts for the time value of money and the appropriate degree of risks inherent in the business. The orderly liquidation scenario considered the total preferences of the preferred shareholders assuming no further rounds of financing after Series D-1. To allocate the enterprise value to the underlying classes of equity, we used the option-pricing method. Within the allocation model, we estimated a time until a liquidity event of 0.33 years, a risk-free discount rate of 0.19%, and a volatility input of 61.59%.

Gevo, Inc. and subsidiary (A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(As of December 31, 2008 and 2009 and for the years ended December 31, 2007, 2008 and 2009. Information as of June 30, 2010 and for the six months ended June 30, 2009 and 2010 is unaudited. Information subsequent to June 30, 2010 is unaudited.)

The table below summarizes the preferred stock warrants that were issued by the Company and recorded as a liability as of January 1, 2009, December 31, 2009 and June 30, 2010.

Type of Preferred Stock Warrants	Year(s) of Issuance	Number of Warrant Shares	Exercise Price	Issuance Date Original Value Assigned	Fair Value at January 1, 2009	Fair Value at December 31, 2009	Fair Value at June 30, 2010
							(unaudited)
Series A-3 preferred stock warrant	2006, 2007	15,000	$1.75	$18,000	$30,000	$68,000	$163,000
Series A-4 preferred stock warrant	2007, 2008	15,021	2.33	27,000	27,000	65,000	155,000
Series C preferred stock warrant	2008, 2009	221,088	5.48	830,000	232,000	697,000	1,596,000
Series D preferred stock warrant	2009	55,000	7.04	202,000	—	152,000	318,000

		306,109		$1,077,000	$289,000	$982,000	$2,232,000

Preferred stock warrants were initially issued in connection with the issuance of secured long-term debt and convertible promissory notes (Notes 5 and 6). The warrants were not issued with the intent of effectively hedging any exposures to cash flow, market, or foreign currency risks. The warrants do not qualify for hedge accounting, and as such, all future changes in the fair value of these warrants will be recognized currently in earnings until such time as the warrants are exercised or expire. The warrants do not trade in an active market, and as such, the Company estimates the fair value of these warrants using the option-pricing method as described in the Practice Aid. The following table summarized the assumptions used in these analyses:

	January 1, 2009	December 31, 2009	June 30, 2010
			(unaudited)
Risk-free interest rate	1.00%	1.14%	0.19%
Expected volatility factor	67.50%	91.60%	61.59%
Expected time to a liquidity event (in years)	3	2	0.33

10.    Stock-Based Compensation

Stock Options—The Company has stock-based compensation plans under which it awards stock options to its employees and certain nonemployees. The vesting period and maturity of each option is determined at the date of grant. The term of an option cannot exceed 10 years. The options are subject to forfeiture if certain vesting requirements are not met. At June 30, 2010, there were 211,585 shares available for grant under the Incentive Plan.

Gevo, Inc. and subsidiary (A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(As of December 31, 2008 and 2009 and for the years ended December 31, 2007, 2008 and 2009. Information as of June 30, 2010 and for the six months ended June 30, 2009 and 2010 is unaudited. Information subsequent to June 30, 2010 is unaudited.)

A summary of stock option activity for grants to employees and nonemployees for the period from June 9, 2005 (date of inception) to June 30, 2010, is presented below:

	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Options outstanding—December 31, 2005	—	$—
Granted	94,679	0.26

Options outstanding—December 31, 2006	94,679	0.26
Granted	1,051,228	0.47
Canceled or forfeited	(35,000)	(0.46)

Options outstanding—December 31, 2007	1,110,907	0.45
Granted	867,959	1.11
Canceled or forfeited	(83,577)	(0.40)
Exercised	(19,155)	(0.31)

Options outstanding—December 31, 2008	1,876,134	0.76
Granted	863,720	2.70
Canceled or forfeited	(191,428)	(0.79)
Exercised	(834)	(0.49)

Options outstanding—December 31, 2009	2,547,592	$1.42	8.59	$3,272,000

Granted (unaudited)	381,930	$10.07
Canceled or forfeited (unaudited)	(43,364)	(0.93)
Exercised (unaudited)	(31,547)	(0.52)

Options outstanding—June 30, 2010 (unaudited)	2,854,611	$2.59	8.36	$28,629,000

Options fully vested and exercisable—June 30, 2010 (unaudited)	1,642,114	$2.48	8.21	$16,659,000

Options expected to vest, including effects of expected forfeitures—June 30, 2010 (unaudited)	1,128,106	$2.75	8.55	$11,132,000

The Company has estimated the weighted average grant date fair value of the underlying stock for options granted during the years ended December 31, 2007, 2008 and 2009 to be $0.47, $1.11, and $2.70, respectively using an option pricing model. No stock options were granted during the six months ended June 30, 2009. The estimated weighted average grant date fair value of the underlying stock for options granted during the six months ended June 30, 2010 was $10.07 using an option pricing model. As of June 30, 2010, the value of unvested stock-based compensation for stock options granted totaled $2,286,000, which is expected to be recognized through the period from July 1, 2010 through December 31, 2014.

During the years ended December 31, 2008 and 2009, and for the six months ended June 30, 2009 and 2010, the Company received cash payments of approximately $6,000, $0, $0 and $16,000, respectively,

Gevo, Inc. and subsidiary (A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(As of December 31, 2008 and 2009 and for the years ended December 31, 2007, 2008 and 2009. Information as of June 30, 2010 and for the six months ended June 30, 2009 and 2010 is unaudited. Information subsequent to June 30, 2010 is unaudited.)

from the exercise of stock options. The Company settles employee stock option exercises with newly issued common shares. No tax benefits were realized by the Company in connection with these exercises as the Company maintains net operating loss carryforwards and has established a valuation allowance against the entire tax benefit.

Information about stock options outstanding and exercisable at June 30, 2010, is as follows:

Options Outstanding			Options Exercisable
(unaudited)				(unaudited)
Exercise Price	Number of Options	Weighted- Average Remaining Contractual Life in Years	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life in Years
$0.17	33,300	5.92	33,300	$0.17	5.67
$0.46–$0.49	888,446	7.23	609,481	$0.47	6.97
$1.16	688,147	8.37	364,575	$1.16	8.12
$2.70	862,788	9.63	412,690	$2.70	9.38
$10.07	381,930	9.93	222,068	$10.07	9.93

Stock-based compensation included in the Company’s consolidated statements of operations, is as follows:

	Years Ended December 31,			Six Months Ended June 30,		Cumulative Amounts From June 9, 2005 (Date of Inception) Through June 30, 2010
	2007	2008	2009	2009	2010
				(unaudited)	(unaudited)	(unaudited)
Stock options issued to nonemployees:
Research and development	$—	$8,000	$31,000	$14,000	$14,000	$53,000
General and administrative	—	11,000	47,000	18,000	106,000	164,000
Stock options issued to employees:
Research and development	24,000	50,000	173,000	27,000	319,000	566,000
General and administrative	19,000	90,000	624,000	71,000	1,425,000	2,160,000
Restricted stock issued to nonemployees:
Research and development	12,000	48,000	70,000	29,000	27,000	157,000

Total stock-based compensation	$55,000	$207,000	$945,000	$159,000	$1,891,000	$3,100,000

Gevo, Inc. and subsidiary (A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(As of December 31, 2008 and 2009 and for the years ended December 31, 2007, 2008 and 2009. Information as of June 30, 2010 and for the six months ended June 30, 2009 and 2010 is unaudited. Information subsequent to June 30, 2010 is unaudited.)

2010 Stock Incentive Plan and 2010 Employee Stock Purchase Plan—On June 3, 2010, Gevo, Inc.’s board of directors approved the 2010 Stock Incentive Plan and the 2010 employee stock purchase plan, which will each become effective upon the completion of the initial public offering of the Company’s common stock, subject to stockholder approval.

Stock Option Grants to Nonemployees—During the years ended December 31, 2008 and 2009, the Company granted options to purchase 155,000 and 10,000 shares, respectively, of common stock to nonemployees. Options granted to nonemployees are periodically revalued as services are performed and the options vest. No options were granted to nonemployees prior to the year ended December 31, 2008. During the year ended December 31, 2009, and during the six months ended June 30, 2010, 73,333 and 26,667 options, respectively, granted to a non-employee during 2008 were canceled. During the six months ended June 30, 2010, the Company granted 12,891 options to a non-employee.

Restricted Stock—The Company has stock-based compensation plans under which it has awarded restricted stock to nonemployee consultants. The vesting period of each restricted share is determined at the date of grant. The shares are subject to forfeiture if certain vesting requirements are not met. The Company records stock-based compensation on restricted stock grants over the vesting period. In accordance with applicable standards, stock-based awards granted to nonemployees are periodically revalued as services are performed and the awards vest.

Activity and related information for our restricted stock awards is summarized as follows:

	Number of Shares	Weighted- Average Grant-Date Fair Value
Nonvested—December 31, 2006	—	$—
Granted	187,500	0.38
Vested	(34,379)	(0.35)

Nonvested—December 31, 2007	153,121	0.39
Granted	50,000	0.49
Vested	(51,567)	(0.41)
Forfeited	(64,583)	(0.41)

Nonvested—December 31, 2008	86,971	0.42
Granted	—	—
Vested	(37,634)	(0.41)
Forfeited	(13,530)	(0.35)

Nonvested—December 31, 2009	35,807	0.45

Granted (unaudited)	—	—
Vested (unaudited)	(4,687)	(0.49)
Forfeited (unaudited)	(22,266)	(0.43)

Nonvested—June 30, 2010 (unaudited)	8,854	0.49

The shares of restricted stock generally vest over periods from four to six years. The grant date fair value of shares granted during 2007 and 2008 was $72,000 and $25,000, respectively. As of June 30, 2010, the value of unvested stock-based costs relating to restricted stock awards was $112,000, which is expected to be recognized in the period from April 1, 2010 through December 31, 2013.

Gevo, Inc. and subsidiary (A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(As of December 31, 2008 and 2009 and for the years ended December 31, 2007, 2008 and 2009. Information as of June 30, 2010 and for the six months ended June 30, 2009 and 2010 is unaudited. Information subsequent to June 30, 2010 is unaudited.)

11.    Income Taxes

There is no provision for income taxes because the Company has incurred operating losses since inception. As of December 31, 2009, the Company had federal and state net operating loss carryforwards of approximately $39,200,000 and $38,600,000, respectively, which may be used to offset future taxable income. The Company also had federal research and development tax credit carryforwards of $748,000. These carryforwards expire at various times through 2029 and may be limited in their annual usage by Section 382 of the Internal Revenue Code relating to ownership changes.

The tax effects of temporary differences that give rise to significant portions of the Company’s net deferred tax assets at December 31, 2008 and 2009, are as follows:

	December 31,
	2008	2009
Deferred tax assets:
Net operating loss carryforwards	$8,013,000	$14,888,000
Research credit	438,000	748,000
Other temporary differences	369,000	670,000

Net deferred tax assets—before valuation allowance	8,820,000	16,306,000
Valuation allowance	(8,820,000)	(16,306,000)

Net deferred tax assets—after valuation allowance	$—	$—

The Company’s deferred tax assets represent an unrecognized future tax benefit. The Company has provided a full valuation allowance on its deferred tax asset at December 31, 2009, as management believes it is more likely than not that the related deferred tax asset will not be realized. The reported amount of income tax expense differs from the amount that would result from applying domestic federal statutory tax rates to pretax losses, primarily because of changes in the valuation allowance. Reconciling items from income tax computed at the statutory federal rate for the years ended December 31, 2007, 2008, and 2009, were as follows:

	2007	2008	2009
Federal income tax at statutory rate	35.00%	35.00%	35.00%
State income taxes, net of federal benefits	5.75%	3.28%	3.01%
Research credit	1.81%	2.47%	1.27%
Permanent adjustments	-0.35%	-2.76%	-1.38%
Valuation allowance	-42.21%	-37.99%	-37.65%
Other	0.00%	0.00%	-0.25%

Effective tax rate	0.00%	0.00%	0.00%

The Company adopted certain provisions of FASB ASC 740, Income Taxes (previously FIN No. 48), on January 1, 2007. Based on its evaluation, the Company has concluded that there are no significant uncertain tax positions requiring recognition in the consolidated financial statements. The Company’s evaluation was performed for the tax periods from January 1, 2005 (date of inception) through December 31, 2009, which remain subject to examination by major tax jurisdictions as of December 31, 2009.

Gevo, Inc. and subsidiary (A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(As of December 31, 2008 and 2009 and for the years ended December 31, 2007, 2008 and 2009. Information as of June 30, 2010 and for the six months ended June 30, 2009 and 2010 is unaudited. Information subsequent to June 30, 2010 is unaudited.)

The Company may from time to time be assessed interest or penalties by major tax jurisdictions, although there have been no such assessments historically, with material impact to its financial results. In the event it receives an assessment for interest and/or penalties, such an assessment would be classified in the consolidated financial statements as income tax expense.

12.    Employee Benefit Plan

The Company’s employees participate in the Gevo, Inc. 401(k) Plan (“401(k) Plan”). Subject to certain eligibility requirements, the 401(k) Plan covers substantially all employees after three months of service with quarterly entry dates. Employee contributions are deposited by the Company into the 401(k) Plan and may not exceed the maximum statutory contribution amount. The Company may make matching and/or discretionary contributions to the 401(k) Plan. Effective January 1, 2008, the Company began providing an employer match of 100% up to a maximum of 5% of compensation per employee, which vests over a period of approximately two years. During the years ended December 31, 2008 and 2009, the Company recorded $123,000 and $200,000 in matching contributions. During the period from June 9, 2005 (date of inception) to June 30, 2010, the Company recorded $462,000 in matching contributions. During the six months ended June 30, 2009 and 2010, the Company recorded $118,000 and $139,000, respectively, in matching contributions.

13.    Related-Party Transactions

Caltech is a common stockholder in the Company and party to a contractor agreement and license agreement for patent rights (Note 3).

A founder, consultant and former director of the Company is also a professor at Caltech, which is a party to a license agreement (Note 3) and research agreements. This founder, consultant and former director is also a common stockholder and option holder of the Company.

A former member of the Company’s scientific advisory board is also a professor at the University of California, which is a party to a license agreement for patent rights (Note 3) and a research agreement (Note 3), and a holder of restricted stock. The research agreement was terminated effective February 14, 2010.

The Company entered into an employment agreement with its chief executive officer as of July 1, 2008. The agreement details his role and duties, and, in exchange for his full-time employment, provides for an annual salary, performance bonus, severance, stock option grants, health and life insurance, and other customary benefits commensurate with the position. According to the agreement, severance in the amount of 12 months of base pay is provided if the chief executive officer’s employment is terminated without cause or for good reason, as defined in the agreement. As part of the agreement, the chief executive officer agrees to serve and shall be elected as a member of the Company’s Board of Directors. Upon request from the chief executive officer, the Company will be required to loan the chief executive officer funds equal to the exercise price of any options being exercised. Each loan shall be evidenced by a promissory Note with an interest rate equal to the lowest applicable federal rate as published by the Internal Revenue Service as in effect on the date of such advance and must be repaid within 10 years. The Company has entered into a new employment agreement with its chief executive officer that will supersede his current agreement upon the consummation of an initial public offering.

Gevo, Inc. and subsidiary (A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(As of December 31, 2008 and 2009 and for the years ended December 31, 2007, 2008 and 2009. Information as of June 30, 2010 and for the six months ended June 30, 2009 and 2010 is unaudited. Information subsequent to June 30, 2010 is unaudited.)

The Company has agreements with four executives of the Company whereby severance in the amount of six months of base pay is provided if their employment is terminated without cause. The Company also has agreements with two executives of the Company that, in certain situations, provide cash payments and acceleration of unvested equity awards upon a change in control or termination of employment.

Convertible unsecured promissory Notes were issued to certain investors, who are also holders of the Company’s preferred stock, in January 2008 (Note 6) which were settled through issuance of preferred stock in 2008.

ICM owns 58,412 shares of Series D-1 preferred stock in the Company which represents less than one-half of one percent of the outstanding securities of the Company. ICM is also a party to a development agreement and commercialization agreement with the Company (Note 3). The Company has also engaged ICM to perform engineering studies, plant evaluations and services (Note 3).

As of June 30, 2010, the two members of the Board of Managers of Gevo Development appointed by CDP are the co-managing directors of Gevo Development. The co-managing directors of Gevo Development beneficially own 100% of the equity interest of CDP. CDP holds a warrant for common stock of Gevo, Inc. (Note 4). As described in Note 16, effective September 22, 2010, the co-managing directors are each employees of Gevo, Inc.

The Company has entered into new employment agreements with its chief executive officer and five additional executives of the Company that will take effect only upon the consummation of an initial public offering. If and when effective, these agreements will supersede the employees’ previous agreements, where applicable, and provide for an annual salary, performance cash bonus, annual stock incentive awards and health and other benefits commensurate with the position. These agreements, in certain situations, also provide cash payments and acceleration of unvested equity awards upon a change in control or termination of employment.

14.    Commitments and Contingencies

Leases—In November 2007, the Company signed an operating lease for its office, research, and production facility in Englewood, Colorado (“Colorado facility”) commencing December 1, 2007, and with a term expiring July 31, 2013. The Company also maintains two corporate apartments in Colorado, both of which have lease terms expiring during the next twelve months.

The Company previously had operating leases in California at facilities located in Pasadena (“Pasadena facility”) and in Monrovia (“Monrovia facility”). During the year ended December 31, 2007, the Company terminated its lease for the Monrovia facility in exchange for specific termination payments and recorded lease termination costs of $894,000. During 2008, the Company terminated its lease for the Pasadena facility and incurred rent expense of $162,000 for the year ended December 31, 2008.

Beginning in February 2008, substantially all of the Company’s employees and functions were located in the Colorado facility. During the year ended December 31, 2008, pursuant to its relocation of primary business offices and operations from California to Colorado, the Company incurred $706,000 in moving and relocation costs, which were recorded as general and administrative expense in the consolidated statements of operations in 2008.

Gevo, Inc. and subsidiary (A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(As of December 31, 2008 and 2009 and for the years ended December 31, 2007, 2008 and 2009. Information as of June 30, 2010 and for the six months ended June 30, 2009 and 2010 is unaudited. Information subsequent to June 30, 2010 is unaudited.)

Rent expense for the years ended December 31, 2007, 2008, and 2009, and the period from June 9, 2005 (date of inception) to June 30, 2010, was $282,000, $619,000, $514,000, and $1,837,000, respectively. Rent expense for the six months ended June 30, 2009 and 2010, was $247,000 and $283,000, respectively.

As of December 31, 2010, future minimum lease payments required under the Company’s operating leases for the Colorado facility and corporate apartments are as follows:

Years Ending December 31
2010	$490,000
2011	491,000
2012	497,000
2013 and thereafter	292,000

$1,770,000

The Company has recorded a deferred rent liability of $119,000 and $115,000 as of and for the years ended December 31, 2008 and 2009, respectively, of which $5,000 and $20,000, respectively, is recorded in current liabilities and $114,000 and $96,000, respectively, is recorded in non-current liabilities, related to an initial reduced rent period. The Company recognizes rent expense on its facility operating leases on a straight-line basis. As of June 30, 2010, the Company has a deferred rent liability of $105,000, of which $26,000 is recorded in current liabilities and $79,000 is recorded in non-current liabilities.

As required in the lease agreement for the Colorado facility, the Company maintains a letter of credit in the amount of $159,000, as of June 30, 2010, with the landlord as the beneficiary. The letter of credit will be reduced by $40,000 each July until it is terminated in July 2013. The total amount of the certificate of deposit as of June 30, 2010, was $159,000, of which $40,000 has been classified as current. The Company is required to maintain a certificate of deposit balance equal to the letter of credit amount, which was pledged as collateral against the letter of credit. The certificate of deposit balance will be reduced accordingly, as the amount of the letter of credit is reduced.

Guarantees and Indemnifications—In the ordinary course of its business, the Company makes certain indemnities, commitments, and guarantees under which it may be required to make payments in relation to certain transactions. The Company, as permitted under Delaware law and in accordance with its amended and restated certificate of incorporation and amended and restated bylaws, indemnifies its officers and directors for certain events or occurrences, subject to certain limits, while the officer or director is or was serving at the Company’s request in such capacity. The duration of these indemnifications, commitments, and guarantees varies and, in certain cases, is indefinite. The maximum amount of potential future indemnification is unlimited; however, the Company has a director and officer insurance policy that may enable it to recover a portion of any future amounts paid. The Company believes the fair value of these indemnification agreements is minimal. The Company has not recorded any liability for these indemnities in the accompanying balance sheets. However, the Company accrues for losses for any known contingent liability, including those that may arise from indemnification provisions, when future payment is probable. No such losses have been recorded to date.

The Company has entered into a guaranty agreement whereby Gevo, Inc. agrees to guarantee the financial obligations of Gevo Development to CDP through December 31, 2011 (Note 4 and 16).

Gevo, Inc. and subsidiary (A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(As of December 31, 2008 and 2009 and for the years ended December 31, 2007, 2008 and 2009. Information as of June 30, 2010 and for the six months ended June 30, 2009 and 2010 is unaudited. Information subsequent to June 30, 2010 is unaudited.)

15.    Change in Accounting Principle

Recharacterization of Preferred Stock Warrants—As described in Notes 1 and 9, the Company adopted FASB guidance as of January 1, 2009, whereby the Company’s preferred stock warrants were determined to be derivatives and were reclassified from equity to liabilities.

16.    Subsequent Events (Unaudited)

Warrant Exercise—In September 2010, a warrant holder of the Company exercised their warrant to purchase 108,756 shares of Series C preferred stock at an exercise price of $5.48 per share resulting in total proceeds to the Company in the amount of $592,000.

Agri-Energy Acquisition—In August 2010, the Company entered into an acquisition agreement pursuant to which it agreed to purchase all of the membership interests of Agri-Energy, LLC, a Minnesota limited liability company, and certain assets of Agri-Energy Limited Partnership, a Minnesota limited partnership, from their common owner, CORN-er Stone Farmers’ Cooperative, a Minnesota cooperative association, together with CORN-er Stone Ethanol Management, Inc., referred to collectively as Agri-Energy. In September 2010, the Company consummated the transactions contemplated by the acquisition agreement, and acquired ownership of a 22 MGPY ethanol production facility located in Luverne, Minnesota which it plans to retrofit for isobutanol production. The Company paid a purchase price of approximately $20.7 million. In addition, the Company acquired and paid for $4.3 million in estimated working capital. The acquisition agreement contains customary representations, warranties, covenants and indemnification provisions and provided for an aggregate of approximately $3.5 million to be placed into escrow as security for deficiencies in working capital and seller indemnification obligations.

The acquisition of Agri-Energy was completed as part of the Company’s strategy of acquiring ethanol production facilities for retrofit to produce isobutanol. The purchase price paid may be adjusted based on Agri-Energy’s final closing balance sheet, deliverable to the Company within 60 days subsequent to the closing date, and any seller indemnification obligations. The acquisition was completed and Gevo Development acquired effective control of Agri-Energy on September 22, 2010. As a result, the assets acquired and liabilities assumed, and the results of Agri-Energy’s operations, are not reflected in the Company’s consolidated financial statements as of and for the six months ended June 30, 2010. The acquisition will be accounted for under the acquisition method of accounting in accordance with ASC 805, Business Combinations. The acquisition method of accounting requires, among other things, that all assets acquired and liabilities assumed be recognized at their fair values as of the acquisition date.

The Company will include Agri-Energy’s results of operations in its consolidated financial statements beginning on September 23, 2010. Due to the proximity of the date on which the Company acquired Agri-Energy and the issuance of these financial statements, the Company is unable to provide the acquisition date fair value of assets acquired and liabilities assumed as it is impracticable to do so at this time. Accordingly, the Company is also unable to provide a qualitative description of the factors that make up goodwill to be recognized, if any. The Company has taken certain actions and incurred certain costs associated with the transaction prior to the acquisition date, such costs are estimated to be $1,088,000, of which $277,000 is reflected in the Company’s consolidated financial statements as general and administrative expenses during the six months ended June 30, 2010. These costs primarily consist of legal and accounting fees.

Gevo, Inc. and subsidiary (A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(As of December 31, 2008 and 2009 and for the years ended December 31, 2007, 2008 and 2009. Information as of June 30, 2010 and for the six months ended June 30, 2009 and 2010 is unaudited. Information subsequent to June 30, 2010 is unaudited.)

Equity Purchase Agreement and Related Transactions—In September 2010, Gevo, Inc. became the sole owner of Gevo Development by acquiring 100% of the class B interests in Gevo Development, which comprise 10% of the outstanding equity interests of Gevo Development, from CDP pursuant to an equity purchase agreement. This equity purchase agreement, which was entered into in August 2010, provided that the purchase of the class B interests would close on the earlier of September 22, 2010, or the date Gevo, Inc. completed an initial public offering. In exchange for the class B interests, CDP will receive aggregate consideration of up to approximately $1.143 million, $500,000 of which was paid on September 22, 2010, $274,000 of which will be paid on December 30, 2010, and the remainder of which is payable in five equal quarterly installments beginning in January 2011, subject to the terms and conditions set forth in the agreement. As of September 22, 2010, each of the co-managing directors of Gevo Development is employed by Gevo, Inc. as executive vice president of upstream business development and as a co-managing director of Gevo Development. Pursuant to the equity purchase agreement, the commercialization and guarantee agreements described in Note 4 were terminated and are of no further force or effect as of the closing date of the purchase of the class B interests. Upon the closing of the transactions contemplated by the equity purchase agreement, Gevo, Inc. amended and restated CDP’s warrant agreement, described in Note 4, to provide that 50% of the warrant shares granted under such warrant agreement would vest on September 22, 2010. The remaining warrant shares will vest over a two-year period beginning on September 22, 2010, subject to acceleration and termination in certain circumstances. In connection with the equity purchase agreement, Gevo, Inc. and CDP also terminated the exchange agreement, described in Note 4, effective as of August 5, 2010. In addition, the LLC Agreement was amended on August 5, 2010.

TriplePoint Financing—

Loan and Security Agreement 1. In August 2010, concurrently with the execution of the acquisition agreement with Agri-Energy, Gevo, Inc. entered into a loan and security agreement with TriplePoint, pursuant to which the Company borrowed $5,000,000. The loan and security agreement includes customary affirmative and negative covenants for agreements of this type and events of default, including, disposing of certain assets, granting or otherwise allowing the imposition of a lien against certain assets, incurring certain amounts of additional indebtedness, declaring dividends prior to an initial public offering, or acquiring or merging with another entity, excluding Agri-Energy, unless the Company receives the prior approval of TriplePoint. Any amounts outstanding under the loan and security agreement bear interest at a rate of 13%, are subject to an end-of-term payment of 8% of the amount borrowed and are secured by substantially all of Gevo, Inc.’s assets, other than its intellectual property. This loan is also secured by substantially all of the assets of Agri-Energy. Additionally, under the terms of each of (i) the loan and security agreement and (ii) Gevo, Inc.’s guarantee of Gevo Development’s obligations under the loan and security agreement described below, Gevo, Inc. is prohibited from granting a security interest in its intellectual property assets to any other entity until both TriplePoint loans are paid in full. The loan matures on August 31, 2014 with interest only payments required during the first 24 months. In connection with signing and borrowing on the $5,000,000 loan, Gevo, Inc. issued to TriplePoint a warrant to purchase 32,126 shares of Gevo, Inc.’s Series D-1 preferred stock at an exercise price of $17.12, or shares of Gevo, Inc.’s preferred stock issued in the next round of financing, if the price per share in such financing is below $17.12, at an exercise price equal to the per share sales price in such financing. The warrant is subject to antidilution adjustments upon the occurrence of certain events. The warrant terminates on the later of (i) August 5,

Gevo, Inc. and subsidiary (A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(As of December 31, 2008 and 2009 and for the years ended December 31, 2007, 2008 and 2009. Information as of June 30, 2010 and for the six months ended June 30, 2009 and 2010 is unaudited. Information subsequent to June 30, 2010 is unaudited.)

2017 or (ii) five years from the effective date of Gevo, Inc.’s initial public offering. Gevo, Inc. used the funds from this loan to repay a portion of its existing indebtedness with Lighthouse.

Loan and Security Agreement 2. In August 2010, concurrently with the execution of the acquisition agreement with Agri-Energy, Gevo Development entered into a loan and security agreement with TriplePoint under which, upon the satisfaction of certain conditions, Gevo Development could borrow up to $12,500,000 to finance the transactions contemplated by the acquisition agreement with Agri-Energy. In September 2010, Gevo Development borrowed the $12.5 million and closed the transactions contemplated by the acquisition agreement, at which time the loan and security agreement was amended and Agri-Energy became the borrower under the loan and security agreement. The loan and security agreement includes customary affirmative and negative covenants for agreements of this type and events of default. The loan bears interest at a rate equal to 13% and is subject to an end-of-term payment of 8% of the amount borrowed.

The loan is secured by the equity interests of Agri-Energy held by Gevo Development and substantially all of the assets of Agri-Energy. The loan matures on September 1, 2014, with interest only payments required during the first 24 months, and is guaranteed by Gevo, Inc. pursuant to a continuing guaranty, which such guaranty secured by substantially all of the assets of Gevo, Inc., other than its intellectual property.

In connection with signing the loan and security agreement allowing Gevo Development to borrow up to $12,500,000, Gevo, Inc. issued to TriplePoint a warrant to purchase up to 73,014 shares of Gevo, Inc.’s Series D-1 preferred stock at an exercise price of $17.12, or shares of Gevo, Inc.’s preferred stock issued in the next round of financing, if the price per share in such financing is below $17.12, at an exercise price equal to the per share sales price in such financing. The warrant is divided into two tranches. Tranche A, which represents a warrant to purchase 18,254 shares of Series D-1 preferred stock, vested upon the issuance of the warrant in August 2010. Tranche B, which represents a warrant to purchase 54,760 shares of Series D-1 preferred stock, vested upon the initial advance under the $12.5 million loan and security agreement in September 2010. The warrant is subject to antidilution adjustments upon the occurrence of certain events. The warrant terminates on the later of (i) August 5, 2017 or (ii) five years from the effective date of Gevo, Inc.’s initial public offering. Gevo Development used the funds to partially finance the purchase price under the acquisition agreement.

The Company has evaluated all subsequent events through October 21, 2010, the date which these consolidated financial statements were available to be issued.

* * * * * *

Agri-Energy

Index to Agri-Energy Combined Financial Statements

Page
Independent Auditors’ Report	F-50

Combined Financial Statements as of December 31, 2008 and 2009, June 30, 2010 (Unaudited) and for the Six Months Ended June 30, 2009 and 2010 (Unaudited) and for the Years Ended December 31, 2008 and 2009:

Balance Sheets	F-51
Statements of Operations	F-52
Statements of Changes in Net Parent Investment	F-53
Statements of Cash Flows	F-54
Notes to Financial Statements	F-55

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Members of

Agri-Energy

Luverne, Minnesota

We have audited the accompanying combined balance sheets of Agri-Energy (the “Company”) as of December 31, 2008 and 2009, and the related combined statements of operations, changes in net parent investment, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such combined financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2008 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying combined financial statements have been prepared from the separate records maintained by CORN-er Stone Farmers’ Cooperative and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated entity.

/s/ DELOITTE & TOUCHE LLP

Denver, Colorado

August 12, 2010

Agri-Energy

COMBINED BALANCE SHEETS

AS OF DECEMBER 31, 2008 AND 2009 AND JUNE 30, 2010 (UNAUDITED)

	December 31,		June 30, 2010
	2008	2009
			(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1,868,000	$2,339,000	$789,000
Accounts receivable	2,483,000	2,440,000	2,048,000
Other receivables	19,000	26,000	36,000
Prepaid expenses	19,000	352,000	56,000
Inventories	2,190,000	3,198,000	2,957,000
Margin Deposit	2,084,000	33,000	284,000

Total current assets	8,663,000	8,388,000	6,170,000
PROPERTY PLANT AND EQUIPMENT—Net	12,045,000	10,551,000	9,889,000
DEFERRED FINANCING COSTS	9,000	50,000	44,000

TOTAL	$20,717,000	$18,989,000	$16,103,000

LIABILITIES AND NET PARENT INVESTMENT
CURRENT LIABILITIES:
Accounts payable	$3,690,000	$4,041,000	$1,185,000
Derivative liability	3,564,000	456,000	522,000
Accrued utilities	612,000	421,000	359,000
Accrued expenses	358,000	312,000	377,000
Due to related party	879,000	1,773,000	1,817,000
Current portion of long-term debt	196,000	255,000	261,000

Total current liabilities	9,299,000	7,258,000	4,521,000
LONG TERM DEBT (Net of current portion)	2,904,000	2,663,000	2,532,000

Total liabilities	12,203,000	9,921,000	7,053,000

NET PARENT INVESTMENT	8,514,000	9,068,000	9,050,000

TOTAL	$20,717,000	$18,989,000	$16,103,000

See notes to combined financial statements.

Agri-Energy

COMBINED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2009 AND

SIX MONTHS ENDED JUNE 30, 2009 AND 2010 (UNAUDITED)

	Years Ended December 31,		Six Months Ended June 30,
	2008	2009	2009	2010
			(Unaudited)
REVENUES	$50,906,000	$40,108,000	$17,905,000	$20,017,000
COST OF GOODS SOLD	61,366,000	36,985,000	19,254,000	18,909,000

GROSS MARGIN (LOSS)	(10,460,000)	3,123,000	(1,349,000)	1,108,000
SELLING, GENERAL AND ADMINISTRATIVE EXPENSE	1,181,000	2,029,000	1,482,000	565,000

NET INCOME (LOSS) FROM OPERATIONS	(11,641,000)	1,094,000	(2,831,000)	543,000

OTHER INCOME (EXPENSE):
Minnesota producer payment	2,085,000	934,000	—	—
Interest expense	(53,000)	(145,000)	(58,000)	(71,000)
Other, net	243,000	70,000	31,000	137,000

Total other income (expense)	2,275,000	859,000	(27,000)	66,000

NET INCOME (LOSS)	$(9,366,000)	$1,953,000	$(2,858,000)	$609,000

See notes to combined financial statements.

Agri-Energy

COMBINED STATEMENTS OF CHANGES IN NET PARENT INVESTMENT

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2009 AND

THE SIX MONTHS ENDED JUNE 30, 2010 (UNAUDITED)

Net Parent Investment
BALANCE—January 1, 2008	$21,163,000
Net change in parent investment	(3,283,000)
Net loss	(9,366,000)

BALANCE—December 31, 2008	8,514,000
Net change in parent investment	(1,399,000)
Net income	1,953,000

BALANCE—December 31, 2009	9,068,000
Net change in parent investment (unaudited)	(627,000)
Net income (unaudited)	609,000

BALANCE—June 30, 2010 (unaudited)	$9,050,000

See notes to combined financial statements.

Agri-Energy

COMBINED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2009 AND

THE SIX MONTHS ENDED JUNE 30, 2009 AND 2010 (UNAUDITED)

	Years Ended December 31,		Six Months Ended June 30,
	2008	2009	2009	2010
			(Unaudited)
OPERATING ACTIVITIES:
Net (loss) income	$(9,366,000)	$1,953,000	$(2,858,000)	$609,000
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Depreciation and amortization	1,911,000	1,543,000	867,000	704,000
Changes in operating assets and liabilities:
Accounts receivable	843,000	39,000	(60,000)	392,000
Other receivables	(5,000)	(7,000)	(13,000)	(10,000)
Prepaid expenses	(1,000)	(333,000)	(44,000)	296,000
Inventories	946,000	(1,008,000)	135,000	241,000
Derivative liability	4,804,000	(3,108,000)	(1,796,000)	66,000
Margin deposit	(818,000)	2,051,000	2,084,000	(251,000)
Accounts payable	514,000	351,000	(1,468,000)	(2,856,000)
Accrued utilities	(1,000)	(191,000)	(234,000)	(62,000)
Accrued expenses	18,000	(46,000)	(35,000)	65,000

Net cash provided by (used in) operating activities	(1,155,000)	1,244,000	(3,422,000)	(806,000)

INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(3,190,000)	(34,000)	(47,000)	(36,000)
Rebate received on equipment purchased	—	—	87,000	—

Net cash flow (used in) provided by investing activities	(3,190,000)	(34,000)	40,000	(36,000)

FINANCING ACTIVITIES:
Proceeds from issuance of long-term debt	3,100,000	—	—	—
Payment of long-term debt	—	(182,000)	(60,000)	(125,000)
Payment of debt issuance costs	(13,000)	(52,000)	(55,000)	—
Borrowings (repayments) from (to) related party	72,000	894,000	(107,000)	44,000
Net change in parent investment	(3,283,000)	(1,399,000)	1,363,000	(627,000)

Net cash flow (used in) provided by financing activities	(124,000)	(739,000)	1,141,000	(708,000)

DECREASE IN CASH AND CASH EQUIVALENTS	(4,469,000)	471,000	(2,241,000)	(1,550,000)
CASH AND CASH EQUIVALENTS—Beginning of period	6,337,000	1,868,000	1,868,000	2,339,000

CASH AND CASH EQUIVALENTS (OVERDRAFT)—End of period	$1,868,000	$2,339,000	$(373,000)	$789,000

CASH PAID FOR INTEREST	$43,000	$142,000	$54,000	$71,000

See notes to combined financial statements.

Agri-Energy

NOTES TO COMBINED FINANCIAL STATEMENTS

(AS OF DECEMBER 31, 2008 AND 2009 AND FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2009. INFORMATION AS OF JUNE 30, 2010 AND FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2010 IS UNAUDITED. INFORMATION SUBSEQUENT TO JUNE 30, 2010 IS UNAUDITED.)

1.     Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations—Agri-Energy, or the Company, we, our, or us, is engaged in the business of producing and selling ethanol and related products through an ethanol plant located in Luverne, Minnesota.

The combined financial statements are being prepared in connection with the acquisition of the Company by Gevo Development, LLC (“Gevo”), a subsidiary of Gevo, Inc. The accompanying combined financial statements and related notes of the Company present the financial position, results of operations and cash flows and changes in net parent investment of Agri-Energy, LLC and certain assets and liabilities of Agri-Energy Limited Partnership. Agri-Energy, LLC is a wholly owned subsidiary of CORN-er Stone Farmers’ Cooperative (the “Cooperative”) which is a cooperative association. Agri-Energy Limited Partnership is a limited partnership. The ..01% General Partner interest is held by CORN-er Stone Ethanol Management, Inc. which is a wholly owned subsidiary of the Cooperative. The 99.99% Limited Partner interest of Agri-Energy Limited Partnership is under common ownership with the Cooperative. The assets, liabilities and operations of Agri-Energy Limited Partnership, which are not being acquired by Gevo and are not included in these combined financial statements, include equity method investments held by Agri-Energy Limited Partnership, a note receivable arising from the sale of an equity method investments and debt and related accounts used to finance the purchase of equity method investments. These investments were not managed or operated by Cooperative or Agri-Energy Limited Partnership management.

The combined financial statements include the accounts of the Company and have been prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP. All significant intercompany balances and transactions within the Company have been eliminated. The combined financial statements of the Company have been prepared from the separate records maintained by the Cooperative and Agri-Energy Limited Partnership and may not necessarily be indicative of the conditions that would have existed, or the results of operations that would result, if the Company had been operated as an unaffiliated entity. Because a direct ownership relationship did not exist among Agri-Energy, LLC and Agri-Energy Limited Partnership, the net investment in the Company is shown as net parent investment, in lieu of owner’s equity, in the combined financial statements. Transactions between the Company and other operations owned by the Cooperative and Agri-Energy Limited Partnership have been identified in the combined financial statements as transactions between related parties. In the opinion of management, all adjustments have been reflected that are necessary for the fair presentation of the combined financial statements.

The combined statements of operations and cash flows for the six months ended June 30, 2009 and 2010, the combined statement of changes in net parent investment for the six months ended June 30, 2010, and the combined balance sheet as of June 30, 2010, are unaudited. These unaudited interim combined financial statements have been prepared in accordance with GAAP. In the opinion of management, the unaudited interim combined financial statements have been prepared on the same basis as the audited combined financial statements, and include all adjustments necessary to present fairly the financial position, and the results of operations and cash flows, for the respective interim periods. Interim financial results are not necessarily indicative of the results that may be expected for an annual period.

Agri-Energy

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(AS OF DECEMBER 31, 2008 AND 2009 AND FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2009. INFORMATION AS OF JUNE 30, 2010 AND FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2010 IS UNAUDITED. INFORMATION SUBSEQUENT TO JUNE 30, 2010 IS UNAUDITED.)

A summary of the Company’s significant accounting policies follows:

Use of Estimates—The preparation of financial: statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the period. Actual results could differ from those estimates.

Revenue Recognition—Revenue from the production of ethanol and related products is recorded when title transfers to customers, price is fixed and determinable and collectability is reasonably assured. Ethanol and related products are generally shipped free on board shipping point. Collectability of revenue is reasonably assured based on historical evidence of collectability between the Company and its customers. Shipping costs billed to customers are included in revenue.

The Company has been receiving incentives to produce ethanol from the State of Minnesota. The agreement was for ethanol produced over a ten year period, which was completed with the quarter ended September 30, 2008. Although the agreement ended September 30, 2008, not all of the incentive income which has been applied for has been received as of June 30, 2010. The State of Minnesota will annually make payments if and when funds are made available. Income is not recorded until funds are received.

In accordance with the Company’s agreements for the marketing and sale of ethanol and related products, commissions due to marketers are deducted from the gross sales price at the time payment is remitted to the Company. Ethanol and related products sales are recorded net of commissions of $406,000 and $330,000 for the years ended December 31, 2008 and 2009, respectively and $141,000 and $169,000 for the six months ended June 30, 2009 and 2010 (unaudited), respectively.

Cash and Cash Equivalents—Cash and cash equivalents consist of short term and highly liquid instruments with maturities of three months or less. The Company maintains its cash in bank deposits that at times exceed federally insured limits of $250,000.

Accounts Receivable and Concentrations of Credit Risk—The Company records receivables for products shipped but for which payment has not yet been received. Accounts receivable are stated net of an allowance for uncollectible accounts.

The prior marketing firm for the Company, Aventine Renewable Energy (ARE), declared bankruptcy in March 2009. Prior to the bankruptcy, the Company had filed suit against ARE for failure to pay for ethanol shipped to ARE in February 2009. The account receivable from ARE of $1,440,000, which represents ethanol shipped to ARE in February of 2009, remains in question as bankruptcy proceedings take place and the lawsuit has been placed on hold by the court. The Company has written off $1,006,000 of this receivable as uncollectible. The unreserved balance receivable from ARE reflects management’s estimate of the amount that could be collected from third parties that are interested in acquiring the Company’s receivable from ARE based on written offers or the amount that would be collected through the bankruptcy proceedings.

As of December 31, 2008, December 31, 2009, and June 30, 2010 (unaudited) no allowance for doubtful accounts has been recorded, based upon the expected full collection of the accounts receivable.

Agri-Energy

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(AS OF DECEMBER 31, 2008 AND 2009 AND FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2009. INFORMATION AS OF JUNE 30, 2010 AND FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2010 IS UNAUDITED. INFORMATION SUBSEQUENT TO JUNE 30, 2010 IS UNAUDITED.)

Inventories—Corn, ethanol, distillers dried grains with solubles (DDGS), enzymes and other inputs are stated at the lower cost or market. Cost is determined by the first-in, first-out method. The cost of ethanol inventory consists of the cost of raw materials and an applicable share of the cost of labor and manufacturing overhead.

Debt Issuance Costs—Debt issuance costs are incurred associated with the Company obtaining financing that have been capitalized and are being amortized on a straight-line basis, which approximates the effective interest method, over the expected maturity period of the related debt. Amortization expense was $4,000 and $11,000 for the years ended December 31, 2008 and 2009, respectively. Amortization expense was $10,000 and $10,000 for the six months ended June 30, 2009 and 2010 (unaudited), respectively.

Investment in Commodities Contracts, Derivative Instruments and Hedging Activities—The Company enters into short-term cash, option and future contracts as a means of securing corn and natural gas and managing exposure to changes in commodity prices. The Company also enters into fixed price corn and natural gas supply contracts. These transactions are considered to be derivatives and are recorded on the balance sheet as assets and liabilities based on the derivative’s fair value. Changes in the fair value of the derivative contracts are recognized currently in income unless specific hedge accounting criteria are met. The Company has not designated any of its derivatives as hedges for financial reporting purposes.

Property, Plant and Equipment—Property, plant and equipment is stated at cost and depreciated over the estimated useful life of each asset using the straight-line method. The cost of maintenance and repairs is charged to income as incurred; significant renewals and betterments are capitalized. Periodically, the plant or portion of the plant’s equipment will be shut down to perform certain maintenance projects that are expected to improve the operating efficiency of the plant over the subsequent year. These costs are expensed or capitalized based upon the nature of the costs.

Impairment of Long-Lived Assets—Periodically, the Company evaluates its assets for impairment whenever events or changes in circumstances indicate the carrying amount of the long-lived asset may not be fully recoverable. The carrying amount may not be recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the assets. The Company considered various factors when determining if these assets should be evaluated for impairment. Recognition of impairment of long-lived assets is made in the event the carrying value of such assets exceeds the fair value.

No impairment losses have been recorded for the years ended December 31, 2008 and 2009 or the six months ended June 30, 2009 and 2010 (unaudited).

Income Taxes—Agri-Energy Limited Partnership and Agri-Energy, LLC are structured as pass-through entities for federal and state income tax purposes. Accordingly, no income tax expense is recognized in the financial statements.

Agri-Energy

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(AS OF DECEMBER 31, 2008 AND 2009 AND FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2009. INFORMATION AS OF JUNE 30, 2010 AND FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2010 IS UNAUDITED. INFORMATION SUBSEQUENT TO JUNE 30, 2010 IS UNAUDITED.)

Environmental Liabilities—The Company’s operations are subject to environmental laws and regulations adopted by various governmental authorities in the jurisdiction in which it operates. These laws require the Company to investigate and remediate the effects of the release or disposal of materials at its locations. Accordingly, the Company has adopted policies, practices and procedures in the areas of pollution control, occupational health and the production, handling, storage and use of hazardous materials to prevent material environmental or other damage, and to limit the financial liability, which could result from such events. Environmental liabilities are recorded when the Company’s liability is probable and the costs can be reasonably estimated. No environmental liabilities were recorded as of December 31, 2008, December 31, 2009, and June 30, 2010.

Fair Value of Financial Instruments—Financial instruments include cash and cash equivalents, receivables, accounts payable, accrued expenses, long-term debt and derivative instruments. Management believes the fair value of each of these instruments approximates their carrying value in the balance sheet as of the balance sheet date.

The fair value of exchange traded derivative instruments is based on quoted market price. The fair value of fixed price natural gas and corn contacts is based upon the price at the delivery location adjusted for basis differentials, counterparty credit quality, the effect of our own credit worthiness, the time value of money and/or the liquidity of the market.

The fair value of the long-term debt is estimated based on anticipated interest rates which management believes would currently be available to the Company for similar issues of debt, taking into account the current credit risk of the Company and the other market factors.

While the Company believes that its valuation methods are appropriate and consistent with other market participants, it recognizes that the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

Agri-Energy

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(AS OF DECEMBER 31, 2008 AND 2009 AND FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2009. INFORMATION AS OF JUNE 30, 2010 AND FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2010 IS UNAUDITED. INFORMATION SUBSEQUENT TO JUNE 30, 2010 IS UNAUDITED.)

Fair Value Measurements—Accounting standards define fair value, outline a framework for measuring fair value, and detail the required disclosures about fair value measurements. Under these standards, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in the principal or most advantageous market. Standards establish a hierarchy in determining the fair market value of an asset or liability. The fair value hierarchy has three levels of inputs, both observable and unobservable. Standards require the utilization of the highest possible level of input to determine fair value. Level 1 inputs include quoted market prices in an active market for identical assets or liabilities. Level 2 inputs are market data, other than Level 1, that are observable either directly or indirectly. Level 2 inputs include quoted market prices for similar assets or liabilities, quoted market prices in an inactive market, and other observable information that can be corroborated by market data. Level 3 inputs are unobservable and corroborated by little or no market data. As of December 31, 2008 and 2009 and June 30, 2010 (unaudited) there were no transactions measured at fair value on a non recurring basis. The following table shows assets and liabilities measured at fair value on a recurring basis as of December 31, 2008 and 2009 and June 30, 2010 (unaudited) and the input categories associated with those assets and liabilities.

	Fair Value as of December 31, 2008	Fair Value Measurement Using
		Level 1	Level 2	Level 3
Exchange traded derivatives	$(364,000)	$(364,000)	$—	$—
Fixed price natural gas derivatives	(557,000)	—	(557,000)	—
Fixed price corn derivatives	(2,643,000)	—	(2,643,000)	—

	December 31, 2009
Exchange traded derivatives	$(7,000)	$(7,000)	$—	$—
Fixed price corn derivatives	(449,000)	—	(449,000)	—

	June 30, 2010 (Unaudited)
Exchange traded derivatives	$(112,000)	$(112,000)	$—	$—
Fixed price corn derivatives	(410,000)	—	(410,000)	—

Recent Accounting Pronouncements—On January 1, 2009, the Company adopted certain provisions of FASB ASC 815, Derivatives and Hedging, which changed the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under FASB ASC 815 and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. The adoption of these amended provisions resulted in enhanced disclosures and did not have any impact on the Company’s financial condition or results of operations.

In January 2010, the FASB issued Accounting Standards Update (ASU) No. 2010-06, “Fair Value Measurements and Disclosures—Improving Disclosures about Fair Value Measurement,” that requires entities to make new disclosures about recurring or nonrecurring fair-value measurements and provides clarification of existing disclosure requirements. This amendment requires disclosures about transfers

Agri-Energy

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(AS OF DECEMBER 31, 2008 AND 2009 AND FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2009. INFORMATION AS OF JUNE 30, 2010 AND FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2010 IS UNAUDITED. INFORMATION SUBSEQUENT TO JUNE 30, 2010 IS UNAUDITED.)

into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. This amendment is effective for periods beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements, which will be effective for fiscal years beginning after December 15, 2010. The adoption did not have a material impact on the combined financial statements.

In February 2010, the FASB issued ASU No. 2010-09, “Subsequent Events—Amendments to Certain Recognition and Disclosure Requirements,” that amends guidance on subsequent events. This amendment removes the requirement for SEC filers to disclose the date through which an entity has evaluated subsequent events. However, the date-disclosure exemption does not relieve management of an SEC filer from its responsibility to evaluate subsequent events through the date on which financial statements are issued. All of the amendments in this ASU are effective upon issuance of the final ASU, except for the use of the issued date for conduit debt obligors. That amendment is effective for interim or annual periods ending after June 15, 2010. The adoption of this standard did not have a material impact on the combined financial statements.

2.    Property, Plant and Equipment

A summary of property, plant and equipment by classification is as follows:

	Depreciable Life	December 31,		June 30, 2010
		2008	2009
				(Unaudited)
Land and improvements		$947,000	$947,000	$947,000
Buildings	10–25 years	12,298,000	12,298,000	12,298,000
Equipment	5–15 years	15,839,000	15,873,000	15,874,000
Transportation equipment	5–15 years	172,000	172,000	207,000
Office equipment	3–7 years	278,000	278,000	278,000

Total property, plant and equipment		29,534,000	29,568,000	29,604,000
Less accumulated depreciation		(17,489,000)	(19,017,000)	(19,715,000)

Net property, plant and equipment		$12,045,000	$10,551,000	$9,889,000

Depreciation expense was $1,907,000 and $1,528,000 for the years ended December 31, 2008 and 2009, respectively. Depreciation expense was $858,000 and $697,000 for the six months ended June 30, 2009 and 2010, respectively.

Agri-Energy

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(AS OF DECEMBER 31, 2008 AND 2009 AND FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2009. INFORMATION AS OF JUNE 30, 2010 AND FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2010 IS UNAUDITED. INFORMATION SUBSEQUENT TO JUNE 30, 2010 IS UNAUDITED.)

3.    Inventories

Inventory balances consisted of the following:

	December 31,		June 30, 2010
	2008	2009
			(Unaudited)
Corn	$1,441,000	$2,199,000	$2,058,000
Ethanol	113,000	329,000	219,000
Distiller’s dried grains	48,000	16,000	37,000
Work in process	96,000	127,000	123,000
Enzymes and other inputs	163,000	181,000	167,000
Spare parts	329,000	346,000	353,000

Total inventory	$2,190,000	$3,198,000	$2,957,000

In the year ended December 31, 2008, the Company recorded $73,000 of lower of cost or market adjustments. No lower of cost or market adjustment was recorded for the year ended December 31, 2009 or the six months ended June 30, 2009 or 2010 (unaudited). These charges are reported in the cost of goods sold in the combined statements of operations.

Included in the cost of labor and manufacturing overhead included in the cost of ethanol inventory is depreciation expense of $1,892,000, $1,525,000, and $697,000 for the years ended December 31, 2008 and 2009 and for the six months ended June 30, 2010 (unaudited), respectively.

4.    Line of Credit and Long-term Debt

The Company has a $2,000,000 revolving line of credit payable to Heartland Business Bank originally due July 28, 2010. The line of credit has been extended until the contemplated acquisition of the Company by Gevo described in Note 9 is consummated. The Line bears interest at the prime rate and cannot be less than 5.00% (5.00% at December 31, 2008) and is payable monthly. The line of credit is subject to a borrowing base of eligible accounts receivable that is less than 60 days and 50% of eligible inventory not including work in progress. There was no balance outstanding at December 31, 2008 or 2009 or June 30, 2010 (unaudited).

Long-term debt consisted of the following:

	December 31,		June 30, 2010
	2008	2009
			(Unaudited)
Note payable to Heartland Business Bank, interest at prime plus 0.25% (5% at June 30, 2010) and monthly payments of principal and interest of $33,000 beginning April 1, 2009, maturing February 27, 2019.(A)(B)	$3,100,000	$2,918,000	$2,793,000
Less current maturities	(196,000)	(255,000)	(261,000)

	$2,904,000	$2,663,000	$2,532,000

Agri-Energy

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(AS OF DECEMBER 31, 2008 AND 2009 AND FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2009. INFORMATION AS OF JUNE 30, 2010 AND FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2010 IS UNAUDITED. INFORMATION SUBSEQUENT TO JUNE 30, 2010 IS UNAUDITED.)

(A)	The loan is secured by substantially all the assets and income of the Company. The loan agreement is subject to covenants requiring the Company to keep capital expenditures of less than $2,000,000 unless there is a waiver granted by Heartland Business Bank. During the year ended December 31, 2008, the Company had total capital expenditures which exceeded this amount for the year; the Company received a waiver from Heartland Business Bank to allow the additional capital expenditures. Additional covenants require the Company to maintain a specified minimum net worth, current ratio, debt service coverage ratio and debt to equity ratio. At June 30, 2010, the Company was in compliance with all the covenants. Upon consummation of the contemplated acquisition of the Company by Gevo as described in Note 9, the loan will be repaid in full.
(B)	The loan is subject to an 80% Loan Guaranty by the United States Department of Agriculture. The guarantee required a fee of 2% upfront and requires a fee of .25% of the guaranteed amount of the loan annually.

The estimated maturities of long-term debt at June 30, 2010 (unaudited) are as follows:

2010	$261,000
2011	274,000
2012	288,000
2013	303,000
Thereafter	1,667,000

Total	$2,793,000

Interest expense for the years ended December 31, 2008 and 2009 was $53,000 and $145,000, respectively. Interest expense for the six months ended June 30, 2009 and 2010 (unaudited) was $58,000 and $71,000, respectively. The Company did not capitalize any interest payments for the years ended December 31, 2008 and 2009 or the six months ended June 30, 2009 and 2010 (unaudited) since it had no qualifying interest payments.

5.    Employee Benefit Plan

The Company maintains a SIMPLE retirement plan for the employees who meet the eligibility requirements set forth in the plan documents. The Company matches a percentage of the employees’ contributed earnings. Employer contributions to the plan totaled approximately $50,000 and $45,000 for the years ended December 31, 2008 and 2009, respectively. Employer contributions to the plan totaled approximately $22,000 and $20,000 for the six months ended June 30, 2009 and 2010 (unaudited), respectively.

6.    Derivatives and Hedging

The Company’s activities expose it to a variety of market risks, including the effects of changes in commodity prices and interest rates. These financial exposures are monitored and managed by the Company as an integral part of its overall risk-management program. The Company’s risk management program focuses on the unpredictability of financial and commodities markets and seeks to reduce the potentially adverse effects that the volatility of these markets may have on its operating results.

Agri-Energy

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(AS OF DECEMBER 31, 2008 AND 2009 AND FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2009. INFORMATION AS OF JUNE 30, 2010 AND FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2010 IS UNAUDITED. INFORMATION SUBSEQUENT TO JUNE 30, 2010 IS UNAUDITED.)

To reduce price risk caused by market fluctuations; the Company generally follows a policy of using exchange traded futures contracts to reduce its net position in merchandisable agricultural commodity inventories and forward cash purchase and sales contracts and uses exchange traded futures contract to reduce price risk. Exchange-traded futures contracts are valued at market price. Changes in market price are recorded in cost of goods sold. Forward contracts, in which delivery of the related commodity has not occurred, are valued at market price with changes in market price recorded in cost of goods sold.

The Company periodically enters into fixed price contracts, with members, to purchase corn and natural gas to lock in the price of these commodities. These contracts are considered to be derivative transactions and are valued at market price. The value of these contracts are recorded as derivative asset or derivative liability on the combined balance sheet and changes in the market value of the contracts are recorded in the combined income statements in cost of goods sold.

The Company derivatives do not include any credit risk related contingent features. For the exchange traded contracts, the Company maintains a margin deposit. At December 31, 2008 and 2009 and June 30, 2010 the Company recorded a margin deposit of $2,084,000, $33,000 and $284,000, respectively. The Company has not designated any of its derivatives as hedges for financial accounting purposes. The fair value of its derivatives, which are marked to market each period, as well as the location within its combined balance sheet, by major category, is summarized as follows:

	December 31,		June 30, 2010
	2008	2009
			(Unaudited)
Balance Sheet Line Item

Derivative Liabilities Not Designated as Hedging Instruments
Exchange traded commodity derivatives—derivative liability—current	$(364,000)	$(7,000)	$(112,000)
Fixed price natural gas contacts—derivative liability—current	(557,000)	—	—
Fixed price corn contacts—liability	(2,643,000)	(449,000)	(410,000)

Agri-Energy

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(AS OF DECEMBER 31, 2008 AND 2009 AND FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2009. INFORMATION AS OF JUNE 30, 2010 AND FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2010 IS UNAUDITED. INFORMATION SUBSEQUENT TO JUNE 30, 2010 IS UNAUDITED.)

Changes in value of derivative instruments are recorded in the combined statements of operations. The following summarizes these amounts and the location within the combined statements of operations where such amounts are reflected:

	December 31,		June 30,
	2008	2009	2009	2010
			(Unaudited)
Statement of Operations Location
Exchange traded commodity derivative—cost of goods sold	$(682,000)	$(356,000)	$(624,000)	$105,000
Fixed price corn derivative—cost of goods sold	$4,988,000	$(2,195,000)	$(894,000)	$(39,000)
Fixed price natural gas derivative—cost of goods sold	$498,000	$(557,000)	$(278,000)	$—

The following table represents our net long and short positions. All of these positions are expected to settle within the next year.

Year of Expiration	December 31, 2009 Corn Net Short Position Bushels	June 30, 2010 (Unaudited) Corn Net Short Position Bushels
2010	656,000	547,000
2011	5,000	5,000

7.    Commitments, Contingencies and Agreements

Ethanol Marketing Agreement—The Company had an agreement with ARE for the sale, marketing, transportation and other administrative services for all ethanol produced by the plant during all of 2008 as well as thru February 2009. The contract was canceled when ARE failed to pay the Company for ethanol received in February 2009. All ethanol for 2008 and through March 3, 2009 was sold to ARE. All ethanol from March 4, 2009 through June 30, 2010 was sold to C & N Ethanol Marketing.

Distiller’s Dried Grains With Solubles Sales—The Company has an agreement with Commodity Specialist Company to sell all DDGS, except for amounts sold to any customer within a 75-mile radius of the plant and any sale of “modified wet distiller’s grain,” regardless of location. The initial agreement commenced on September 19, 2002 and is renewed each year unless terminated by either party with at 120 days written notice. No DDGS were sold under this agreement during the year ended December 31, 2008 and 2009 and the six months ended June 30, 2009 and 2010 (unaudited).

State Incentive Program—The Company receives an incentive payment from the State of Minnesota based on the number of gallons produced during the first ten years of operation. The required time-frame for operation has been completed, however, the State of Minnesota continues to make payments due to prior year under funding. The Company recognizes income from these payments as they are received. Incentive income of $2,085,000 and $934,000 was recorded for the years ended December 31, 2008 and 2009, respectively. No incentive income was recorded for the six months ended June 30, 2009 and 2010 (unaudited), respectively.

Agri-Energy

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(AS OF DECEMBER 31, 2008 AND 2009 AND FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2009. INFORMATION AS OF JUNE 30, 2010 AND FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2010 IS UNAUDITED. INFORMATION SUBSEQUENT TO JUNE 30, 2010 IS UNAUDITED.)

8.    Related-party Transactions

The Company purchases corn from members of the Cooperative. Purchases from members totaled approximately $22,354,000 and $18,671,000 for the years ended December 31, 2008 and 2009, respectively. Purchases from members totaled approximately $9,388,000 and $10,572,000 for the six months ended June 30, 2009 and 2010 (unaudited), respectively.

Accounts payable to members as of December 31, 2008 and 2009, June 30, 2010 (unaudited) totaled $2,079,000, $2,727,000, and $621,000, respectively.

The Company sells ethanol related products to members. Sales to members totaled approximately $1,684,000 and $1,694,000 for the years ended December 31, 2008 and 2009, respectively. Sales to members totaled approximately $699,000 and $961,000 for the six months ended June 30, 2009 and 2010 (unaudited), respectively. Accounts receivable from members for sales of ethanol related products as of December 31, 2008 and 2009, June 30, 2010 (unaudited), totaled $442,000, $179,000, and $150,000 respectively.

Management believes that transactions with related parties have been executed on a basis which would have been incurred if the Company had been operated as an unaffiliated entity.

The Company transfers funds within a group of related companies ( Agri-Energy Limited Partnership, Agri-Energy, LLC, CORN-er Stone Farmers’ Cooperative, and CORN-er Stone Ethanol Management, Inc) in order to finance operations. These transfers are recorded as Due to Related Party in the combined balance sheets. The balances accrue no interest and the Company treats the balances as current liabilities since there is no defined repayment obligation and they can be called at any time. At December 31, 2008 and 2009, June 30, 2010 (unaudited) amounts due from the Company to CORN-er Stone Farmer’s Cooperative were $744,000, $1,739,000, and $1,739,000, respectively. At December 31, 2008 and 2009, June 30, 2010 (unaudited) amounts due from the Company to CORN-er Stone Ethanol Management, Inc were $135,000, $35,000, and $78,000, respectively.

9.    Subsequent Events

Subsequent events have been evaluated through September 22, 2010, which is the date the acquisition of Agri-Energy was consummated.

In August 2010, CORN-er Stone Farmers’ Cooperative, a Minnesota cooperative association, entered into an acquisition agreement pursuant to which it agreed to sell all of the membership interests of Agri-Energy, LLC, a Minnesota limited liability company, and certain assets of Agri-Energy Limited Partnership, a Minnesota limited partnership, referred to collectively as Agri-Energy. In September 2010, CORN-er Stone Farmers’ Cooperative consummated the transactions contemplated by the acquisition agreement, and Gevo Development, LLC acquired ownership of Agri-Energy’s 22 million gallon per year ethanol production facility located in Luverne, Minnesota. Gevo Development, LLC paid a purchase price of approximately $20.7 million. In addition, Gevo Development, LLC acquired and paid for $4.3 million in estimated working capital. The acquisition agreement contains customary representations, warranties, covenants and indemnification provisions and provided for an aggregate of approximately $3.5 million to be placed into escrow as security for deficiencies in Agri-Energy’s working capital and seller indemnification obligations.

******

Until                     , 2010 (25 days after commencement of this offering), all dealers that buy, sell, or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II

Information not required in prospectus

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the fees and expenses, other than underwriting discounts and commissions, payable in connection with the registration of the common stock hereunder. All amounts are estimates except the SEC registration fee, the FINRA filing fee and The Nasdaq Global Market listing fee.

Securities and Exchange Commission registration fee	$10,695
FINRA filing fee	15,500
Nasdaq Global Market listing fee	25,000
Blue Sky fees and expenses	*
Printing and engraving expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Transfer agent and registrar fees	*
Miscellaneous expenses	*

Total	*

* To be provided by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify its directors and officers from certain expenses in connection with legal proceedings and permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by this section.

The Registrant’s amended and restated certificate of incorporation provides for the indemnification of directors to the fullest extent permissible under Delaware law.

The Registrant’s amended and restated bylaws provide for the indemnification of officers, directors and third parties acting on the Registrant’s behalf if such persons act in good faith and in a manner reasonably believed to be in and not opposed to the Registrant’s best interest, and, with respect to any criminal action or proceeding, such indemnified party had no reason to believe his or her conduct was unlawful.

The Registrant has entered into indemnification agreements with each of its directors, and will enter into new indemnification agreements with each of its directors and executive officers before the completion of this offering, in addition to the indemnification provisions provided for in its charter documents. The Registrant intends to enter into indemnification agreements with any new directors and executive officers in the future.

The underwriting agreement (to be filed as Exhibit 1.1 hereto) will provide for indemnification by the underwriters of the Registrant, the Registrant’s executive officers and directors, and indemnification of the underwriters by the Registrant for certain liabilities, including liabilities arising under the Securities Act of 1933, as amended, in connection with matters specifically provided in writing by the underwriters for inclusion in the registration statement.

Information not required in prospectus

The Registrant intends to purchase and maintain insurance on behalf of any person who is or was a director or officer against any loss arising from any claim asserted against him or her and incurred by him or her in that capacity, subject to certain exclusions and limits of the amount of coverage.

The chairman of our board of directors, Mr. Weiss, is also insured by his employer against any loss arising from any claim asserted against him and incurred by him with regard to his service on the Registrant’s board of directors.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

Since September 1, 2007, the Registrant has issued and sold the following unregistered securities:

1.	In January 2008, the Registrant issued and sold convertible promissory notes in the aggregate principal amount of $3.0 million to Khosla Ventures I, LP and Virgin Green Fund I, L.P. The notes accrued interest at a rate of 8% per annum and had a maturity date of December 31, 2008. In March 2008, the full principal amount of and accrued but unpaid interest on the notes was automatically converted into an aggregate of 555,346 shares of Series C convertible preferred stock at a conversion price of $5.48 per share.

2.	In January 2008, the Registrant issued warrants to purchase an aggregate of up to 136,862 shares of its Series C convertible preferred stock at an exercise price of $5.48 per share to Khosla Ventures I, LP and Virgin Green Fund I, L.P. The warrants may be exercised at any time prior to the earlier of (a) the 10-year anniversaries of their issue dates and (b) five years after the completion of this offering. As described in paragraph (15) below, Khosla Ventures I, LP exercised its warrant in September 2010.

3.	In March 2008, the Registrant issued and sold 3,102,190 shares of Series C convertible preferred stock to venture capital funds and other investors at a per share price of $5.48, for aggregate consideration of approximately $17.0 million, including cancellation of the notes described in paragraph (1) above. Upon completion of this offering, these shares of Series C convertible preferred stock will convert into 3,102,190 shares of the Registrant’s common stock.

4.	In April 2008, the Registrant issued a warrant to purchase an aggregate of up to 27,372 shares of Series C convertible preferred stock to Lighthouse Capital Partners V, L.P. The warrant may be exercised at any time prior to the earlier of (a) the 10-year anniversary of its issue date and (b) three years after the completion of this offering.

5.	In August 2008, the Registrant issued a warrant to purchase an aggregate of up to 59,307 shares of Series C convertible preferred stock to Lighthouse Capital Partners V, L.P. The warrant may be exercised at any time prior to the earlier of (a) the 10-year anniversary of its issue date and (b) three years after the completion of this offering.

6.	Between April and August 2009, the Registrant issued and sold 4,616,483 shares of Series D convertible preferred stock to venture capital funds and other investors at a per share price of $7.04, for aggregate consideration of approximately $32.5 million. Upon completion of this offering, these shares of Series D convertible preferred stock will convert into 4,616,483 shares of the Registrant’s common stock.

7.	In July 2009, the Registrant issued a warrant to purchase an aggregate of up to 55,000 shares of Series D convertible preferred stock to Lighthouse Capital Partners V, L.P. The warrant may be exercised at any time prior to the earlier of (a) the 10-year anniversary of its issue date and (b) three years after the completion of this offering.

Information not required in prospectus

8.	In September 2009, the Registrant issued a warrant to purchase an aggregate of up to 858,000 shares of its common stock to CDP Gevo, LLC. Subject to certain vesting conditions, the warrant may be exercised at any time prior to the earlier of (a) an act of fraud by Michael A. Slaney or David N. Black and (b) seven years after the original issue date of the warrant. This warrant was amended and restated in September 2010 to effect certain changes to the vesting conditions.

9.	Between March and May 2010, the Registrant issued and sold 1,902,087 shares of Series D-1 convertible preferred stock to venture capital funds and other investors at a per share price of $17.12, for aggregate consideration of approximately $32.56 million. Assuming an initial public offering price of $ per share (the mid-point of the price range set forth on the cover page of the Registrant’s prospectus), these shares of Series D-1 convertible preferred stock will convert into shares of the Registrant’s common stock upon completion of this offering.

10.	Between September 1, 2007 and September 30, 2010, the Registrant granted stock options to purchase 2,488,287 shares of its common stock at exercise prices ranging from $0.49 to $12.67 per share to employees, consultants and directors of the Registrant. Between September 1, 2007 and September 30, 2010, the Registrant issued and sold an aggregate of 51,536 shares of its common stock to the Registrant’s employees, consultants and directors at prices ranging from $0.17 to $2.70 per share pursuant to exercises of options.

11.	Between September 1, 2007 and September 30, 2010, the Registrant granted 100,000 shares of restricted stock to its consultants under its 2006 omnibus securities and incentive plan.

12.	In August 2010, the Registrant issued warrants to purchase an aggregate of 50,380 shares of Series D-1 convertible preferred stock (or shares of the Registrant’s preferred stock sold in its next round of equity financing, if such shares are sold at a price per share less than $17.12, as adjusted) to TriplePoint Capital LLC. The warrants may be exercised until the later of (a) August 5, 2017 and (b) five years after the completion of this offering.

13.	In September 2010, the Registrant issued warrants to purchase an aggregate of 54,760 shares of Series D-1 convertible preferred stock (or shares of the Registrant’s preferred stock sold in its next round of equity financing, if such shares are sold at a price per share less than $17.12, as adjusted) to TriplePoint Capital LLC. The warrants may be exercised until the later of (a) September 22, 2017 and (b) five years after the completion of this offering.

14.	In September 2010, the Registrant granted stock options to purchase 64,950 shares of its common stock at an exercise price of $12.67 per share to employees, consultants and directors of the Registrant.

15.	In September 2010, Khosla Ventures I, LP exercised its warrant to purchase 108,076 shares of the Registrant’s Series C convertible preferred stock at an exercise price of $5.48 per share.

The issuance of securities described above in paragraphs (1) through (9), (12), (13) and (15) were exempt from registration under the Securities Act of 1933, as amended, in reliance on Section 4(2) of the Securities Act of 1933, as amended, or Regulation D or Regulation S promulgated thereunder, as transactions by an issuer not involving any public offering. The purchasers of the securities in these transactions represented that they were accredited investors and that they were acquiring the securities for investment only and not with a view toward the public sale or distribution thereof. Such purchasers received written disclosures that the securities had not been registered under the Securities Act of 1933, as amended, and that any resale must be made pursuant to a registration statement or an available exemption from registration. All purchasers either received adequate financial statement or non-financial

Information not required in prospectus

statement information about the Registrant or had adequate access, through their relationship with the Registrant, to financial statement or non-financial statement information about the Registrant. The sale of these securities was made without general solicitation or advertising.

The issuance of securities described above in paragraphs (10), (11) and (14) were exempt from registration under the Securities Act of 1933, as amended, in reliance on Rule 701 of the Securities Act of 1933, as amended, pursuant to compensatory benefit plans or agreements approved by the Registrant’s board of directors.

All certificates representing the securities issued in these transactions described in this Item 15 included appropriate legends setting forth that the securities had not been offered or sold pursuant to a registration statement and describing the applicable restrictions on transfer of the securities. There were no underwriters employed in connection with any of the transactions set forth in this Item 15.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)    Exhibits

Exhibit No.	Description

1.1*	Form of Underwriting Agreement.

2.1†#	Acquisition Agreement, by and among Gevo Development, LLC, Agri-Energy, LLC, Agri-Energy Limited Partnership, CORN-er Stone Ethanol Management, Inc. and CORN-er Stone Farmers’ Cooperative, dated August 5, 2010. Certain schedules and exhibits referenced in the Acquisition Agreement have been omitted in accordance with Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished supplementally to the SEC upon request.

2.2#	Equity Purchase Agreement, by and among the Registrant, CDP Gevo, LLC, Gevo Development, LLC, Michael A. Slaney and David N. Black, dated August 5, 2010. Certain schedules and exhibits referenced in the Equity Purchase Agreement have been omitted in accordance with Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished supplementally to the SEC upon request.

3.1#	Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect.

3.2*	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon completion of the offering.

3.3#	Amended and Restated Bylaws of the Registrant, as currently in effect.

3.4*	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon completion of the offering.

4.1*	Form of the Registrant’s Common Stock Certificate.

4.2#	Fifth Amended and Restated Investors’ Rights Agreement, dated March 26, 2010.

4.3†#	Stock Issuance and Stockholder’s Rights Agreement, by and between the Registrant and California Institute of Technology, dated July 12, 2005.

4.4#	Amended and Restated Warrant to purchase shares of Common Stock issued to CDP Gevo, LLC, dated September 22, 2010.

Information not required in prospectus

Exhibit No.	Description

4.5#	Warrant to purchase shares of Series A-3 Preferred Stock issued to Lighthouse Capital Partners V, L.P., dated December 18, 2006, as amended.

4.6#	Warrant to purchase shares of Series A-4 Preferred Stock issued to Lighthouse Capital Partners V, L.P., dated April 30, 2007.

4.7#	Warrant to purchase shares of Series C Preferred Stock issued to Lighthouse Capital Partners V, L.P., dated April 5, 2008.

4.8#	Warrant to purchase shares of Series C Preferred Stock issued to Lighthouse Capital Partners V, L.P., dated August 12, 2008.

4.9#	Warrant to purchase shares of Preferred Stock, issued to Virgin Green Fund I, L.P., dated January 18, 2008 (previously filed as Exhibit 4.10 to Form S-1 filed on August 12, 2010).

4.10#	Warrant to purchase shares of Series D Preferred Stock issued to Lighthouse Capital Partners V, L.P., dated July 20, 2009 (previously filed as Exhibit 4.11 to the Form S-1 filed on August 12, 2010).

4.11#	Plain English Warrant Agreement No. 0647-W-01, by and between the Registrant and TriplePoint Capital LLC, dated August 5, 2010.

4.12#	Plain English Warrant Agreement No. 0647-W-02, by and between the Registrant and TriplePoint Capital LLC, dated August 5, 2010.

5.1	Form of Opinion of Paul, Hastings, Janofsky & Walker LLP.

10.1#	Loan and Security Agreement, by and between the Registrant and Lighthouse Capital Partners V, L.P., dated December 18, 2006, as amended.

10.2†#	Commercialization Agreement, by and between the Registrant and ICM, Inc., dated October 16, 2008.

10.3†#	Development Agreement, by and between the Registrant and ICM, Inc., dated October 16, 2008.

10.4†#	License Agreement, by and between the Registrant and Cargill Incorporated, effective February 19, 2009.

10.5†#	Exclusive License Agreement, by and between the Registrant and The Regents of the University of California, dated September 6, 2007, as amended.

10.6†#	License Agreement, by and between the Registrant and the California Institute of Technology, dated July 12, 2005, as amended.

10.7†#	Sublease, by and between the Registrant and Luzenac America, Inc., dated November 28, 2007.

10.8†#	First Amended and Restated Limited Liability Company Agreement of Gevo Development, LLC, dated August 5, 2010.

10.9#	Amendment No. 1, effective July 1, 2010, to the Development Agreement, by and between the Registrant and ICM, Inc., dated October 16, 2008. (previously filed as Exhibit 10.25 to the Form S-1 filed on October 1, 2010).

10.10	Amendment No. 4, dated October 1, 2010, to the License Agreement, by and between the Registrant and the California Institute of Technology, dated July 12, 2005.

10.11#	2006 Omnibus Securities and Incentive Plan.

Information not required in prospectus

Exhibit No.	Description

10.12#	Form of Restricted Stock Award Agreement under the 2006 Omnibus Securities and Incentive Plan.

10.13#	Form of Stock Option Agreement under the 2006 Omnibus Securities and Incentive Plan.

10.14†#	Employment Agreement, by and between the Registrant and Patrick Gruber, dated June 4, 2010.

10.15†#	Employment Agreement, by and between the Registrant and Mark Smith, dated June 4, 2010.

10.16†#	Employment Agreement, by and between the Registrant and Christopher Ryan, dated June 4, 2010.

10.17†#	Employment Agreement, by and between the Registrant and David Glassner, dated June 4, 2010.

10.18†#	Employment Agreement, by and between the Registrant and Brett Lund, dated June 4, 2010.

10.19†#	Employment Agreement, by and between the Registrant and Jack Huttner, dated August 10, 2010.

10.20†#	Offer Letter, by and between the Registrant and Stacy Smith, dated June 7, 2010.

10.21†#	Offer Letter, by and between the Registrant and Bruce Smith, dated June 14, 2010.

10.22#	Offer Letter, by and between the Registrant and Carlos A. Cabrera, dated June 14, 2010.

10.23	Plain English Growth Capital Loan and Security Agreement, by and between the Registrant and TriplePoint Capital LLC, dated August 5, 2010.

10.24	Plain English Growth Capital Loan and Security Agreement, by and between Gevo Development, LLC and TriplePoint Capital, LLC, dated August 5, 2010.

10.25	Joinder Agreement and First Amendment, by and among Gevo Development, LLC, Agri-Energy, LLC and TriplePoint Capital, LLC, dated September 22, 2010, to the Plain English Growth Capital Loan and Security Agreement, by and between Gevo Development, LLC and TriplePoint Capital, LLC, dated August 5, 2010.

10.26*	Form of Indemnification Agreement between the Registrant and its directors and officers.

21.1#	List of Subsidiaries.

23.1	Consent of Deloitte & Touche, LLP.

23.2	Consent of Deloitte & Touche, LLP.

23.3*	Consent of Paul, Hastings, Janofsky & Walker LLP (to be included in the final Exhibit 5.1).

23.4	Consent of ICM, Inc.

23.5	Consent of DNV Columbus, Inc.

24.1#	Power of Attorney (see page II-8 of the original filing of this Form S-1).

*	To be filed by amendment.
#	Previously filed.
†	Certain portions have been omitted pursuant to a confidential treatment request. Omitted information has been filed separately with the SEC.

Information not required in prospectus

(b)    Financial Statement Schedules

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

The Registrant hereby undertakes that:

(a) The Registrant will provide to the underwriters at the closing as specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from a form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this registration statement as of the time it was declared effective.

(c) For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Information not required in prospectus

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 2 to the Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Englewood, State of Colorado, on the 21st day of October, 2010.

GEVO, INC.

By:	/s/ PATRICK R. GRUBER
Patrick R. Gruber Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities indicated below.

Signature	Title	Date

/s/ PATRICK R. GRUBER Patrick R. Gruber, Ph.D.	Chief Executive Officer (Principal Executive Officer) and Director	October 21, 2010

/s/ MARK SMITH Mark Smith	Chief Financial Officer (Principal Financial and Accounting Officer)	October 21, 2010

* Shai Weiss	Chairman of the Board of Directors	October 21, 2010

* Ganesh M. Kishore, Ph.D.	Director	October 21, 2010

* Véronique Hervouet	Director	October 21, 2010

* Stacy J. Smith	Director	October 21, 2010

* Ron Commander, Ph.D.	Director	October 21, 2010

* Bruce A. Smith	Director	October 21, 2010

* Carlos A. Cabrera	Director	October 21, 2010

*By:	/s/ PATRICK R. GRUBER
Patrick R. Gruber Attorney in Fact

Information not required in prospectus

EXHIBIT INDEX

Exhibit No.	Description

1.1*	Form of Underwriting Agreement.

2.1†#	Acquisition Agreement, by and among Gevo Development, LLC, Agri-Energy, LLC, Agri-Energy Limited Partnership, CORN-er Stone Ethanol Management, Inc. and CORN-er Stone Farmers’ Cooperative, dated August 5, 2010. Certain schedules and exhibits referenced in the Acquisition Agreement have been omitted in accordance with Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished supplementally to the SEC upon request.

2.2#	Equity Purchase Agreement, by and among the Registrant, CDP Gevo, LLC, Gevo Development, LLC, Michael A. Slaney and David N. Black, dated August 5, 2010. Certain schedules and exhibits referenced in the Equity Purchase Agreement have been omitted in accordance with Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished supplementally to the SEC upon request.

3.1#	Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect.

3.2*	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon completion of the offering.

3.3#	Amended and Restated Bylaws of the Registrant, as currently in effect.

3.4*	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon completion of the offering.

4.1*	Form of the Registrant’s Common Stock Certificate.

4.2#	Fifth Amended and Restated Investors’ Rights Agreement, dated March 26, 2010.

4.3†#	Stock Issuance and Stockholder’s Rights Agreement, by and between the Registrant and California Institute of Technology, dated July 12, 2005.

4.4#	Amended and Restated Warrant to purchase shares of Common Stock issued to CDP Gevo, LLC, dated September 22, 2010.

4.5#	Warrant to purchase shares of Series A-3 Preferred Stock issued to Lighthouse Capital Partners V, L.P., dated December 18, 2006, as amended.

4.6#	Warrant to purchase shares of Series A-4 Preferred Stock issued to Lighthouse Capital Partners V, L.P., dated April 30, 2007.

4.7#	Warrant to purchase shares of Series C Preferred Stock issued to Lighthouse Capital Partners V, L.P., dated April 5, 2008.

4.8#	Warrant to purchase shares of Series C Preferred Stock issued to Lighthouse Capital Partners V, L.P., dated August 12, 2008.

4.9#	Warrant to purchase shares of Preferred Stock, issued to Virgin Green Fund I, L.P., dated January 18, 2008 (previously filed as Exhibit 4.10 to Form S-1 filed on August 12, 2010).

4.10#	Warrant to purchase shares of Series D Preferred Stock issued to Lighthouse Capital Partners V, L.P., dated July 20, 2009 (previously filed as Exhibit 4.11 to the Form S-1 filed on August 12, 2010).

4.11#	Plain English Warrant Agreement No. 0647-W-01, by and between the Registrant and TriplePoint Capital LLC, dated August 5, 2010.

Information not required in prospectus

Exhibit No.	Description

4.12#	Plain English Warrant Agreement No. 0647-W-02, by and between the Registrant and TriplePoint Capital LLC, dated August 5, 2010.

5.1	Form of Opinion of Paul, Hastings, Janofsky & Walker LLP.

10.1#	Loan and Security Agreement, by and between the Registrant and Lighthouse Capital Partners V, L.P., dated December 18, 2006, as amended.

10.2†#	Commercialization Agreement, by and between the Registrant and ICM, Inc., dated October 16, 2008.

10.3†#	Development Agreement, by and between the Registrant and ICM, Inc., dated October 16, 2008.

10.4†#	License Agreement, by and between the Registrant and Cargill Incorporated, effective February 19, 2009.

10.5†#	Exclusive License Agreement, by and between the Registrant and The Regents of the University of California, dated September 6, 2007, as amended.

10.6†#	License Agreement, by and between the Registrant and the California Institute of Technology, dated July 12, 2005, as amended.

10.7†#	Sublease, by and between the Registrant and Luzenac America, Inc., dated November 28, 2007.

10.8†#	First Amended and Restated Limited Liability Company Agreement of Gevo Development, LLC, dated August 5, 2010.

10.9#	Amendment No. 1, effective July 1, 2010, to the Development Agreement, by and between the Registrant and ICM, Inc., dated October 16, 2008. (previously filed as Exhibit 10.25 to the Form S-1 filed on October 1, 2010).

10.10	Amendment No. 4, dated October 1, 2010, to the License Agreement, by and between the Registrant and the California Institute of Technology, dated July 12, 2005.

10.11#	2006 Omnibus Securities and Incentive Plan.

10.12#	Form of Restricted Stock Award Agreement under the 2006 Omnibus Securities and Incentive Plan.

10.13#	Form of Stock Option Agreement under the 2006 Omnibus Securities and Incentive Plan.

10.14†#	Employment Agreement, by and between the Registrant and Patrick Gruber, dated June 4, 2010.

10.15†#	Employment Agreement, by and between the Registrant and Mark Smith, dated June 4, 2010.

10.16†#	Employment Agreement, by and between the Registrant and Christopher Ryan, dated June 4, 2010.

10.17†#	Employment Agreement, by and between the Registrant and David Glassner, dated June 4, 2010.

10.18†#	Employment Agreement, by and between the Registrant and Brett Lund, dated June 4, 2010.

10.19†#	Employment Agreement, by and between the Registrant and Jack Huttner, dated August 10, 2010.

Information not required in prospectus

Exhibit No.	Description

10.20†#	Offer Letter, by and between the Registrant and Stacy Smith, dated June 7, 2010.

10.21†#	Offer Letter, by and between the Registrant and Bruce Smith, dated June 14, 2010.

10.22#	Offer Letter, by and between the Registrant and Carlos A. Cabrera, dated June 14, 2010.

10.23	Plain English Growth Capital Loan and Security Agreement, by and between the Registrant and TriplePoint Capital LLC, dated August 5, 2010.

10.24	Plain English Growth Capital Loan and Security Agreement, by and between Gevo Development, LLC and TriplePoint Capital, LLC, dated August 5, 2010.

10.25	Joinder Agreement and First Amendment, by and among Gevo Development, LLC, Agri-Energy, LLC and TriplePoint Capital, LLC, dated September 22, 2010, to the Plain English Growth Capital Loan and Security Agreement, by and between Gevo Development, LLC and TriplePoint Capital, LLC, dated August 5, 2010.

10.26*	Form of Indemnification Agreement between the Registrant and its directors and officers.

21.1#	List of Subsidiaries.

23.1	Consent of Deloitte & Touche, LLP.

23.2	Consent of Deloitte & Touche, LLP.

23.3*	Consent of Paul, Hastings, Janofsky & Walker LLP (to be included in the final Exhibit 5.1).

23.4	Consent of ICM, Inc.

23.5	Consent of DNV Columbus, Inc.

24.1#	Power of Attorney (see page II-8 of the original filing of this Form S-1).

*	To be filed by amendment.
#	Previously filed.
†	Certain portions have been omitted pursuant to a confidential treatment request. Omitted information has been filed separately with the SEC.